A Day in the Life of Local Media



GateHouse Media, Inc. Annual Report 2007

GateHouse Media™

Financial Highlights

(in thousands except share and per share data)

For the Years Ended December 31, Selected Operating Data	2007	2006
Advertising revenues	$ 435,769	$ 238,721
Circulation revenues	119,649	52,656
Commercial printing and other revenues	33,510	23,553
Total revenue	588,928	314,930
Operating costs	316,148	160,877
Selling, general & administrative	159,198	91,272
Depreciation & amortization	57,750	24,051
Other expenses[1]	233,541	4,703
Operating income (loss)	(180,699)	32,627
Interest expense—debt	76,726	35,994
Net Loss	(231,424)	(1,574)
Adjusted EBITDA[2]	104,581	57,595
As Adjusted EBITDA[2]	140,954	68,704
Levered Free Cash Flow[2]	64,084	32,863
Levered Free Cash Flow per share[2]	$ 1.38	$ 1.31

As of December 31, Selected Balance Sheet Data	2007	2006
Cash and cash equivalents	$ 12,096	$ 90,302
Accounts receivable	85,474	42,990
Property, plant & equipment, net	210,209	98,371
Total assets	1,874,995	1,131,497
Stockholders' equity	$ 453,988	$ 473,084
Common shares outstanding	57,891,295	39,141,263

Stock Performance Data	
Closing share price on December 31, 2007	$8.78
Closing share price on March 20, 2008	$6.11
Dividends declared for the year ended December 31, 2007	$1.57
Dividend yield, annualized, based on December 31, 2007 closing share price	17.9%

(1) Includes non-cash impairment charges, integration and reorganization costs, and gain (loss) on sale of assets.

(2) As Adjusted Revenue, Adjusted EBITDA, As Adjusted EBITDA and Levered Free Cash Flow are non-GAAP measures used by the Company's senior management and Board of Directors to evaluate operating performance, cash flows and liquidity and are not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, the Board of Directors utilizes these measures, along with other criteria, to determine the funds available for paying the quarterly dividend. As Adjusted Revenues were $611.6 million in 2007, which the Company defines as total revenue (GAAP) plus revenues of discounted operations while adjusting for the purchase accounting impact on revenues of the SureWest acquisition. The Company defines Adjusted EBITDA as net income (loss) before interest, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items. The Company defines As Adjusted EBITDA as Adjusted EBITDA before other non-cash items such as non-cash compensation and non-recurring integration and reorganization costs. The Company defines Levered Free Cash Flow as As Adjusted EBITDA less capital expenditures, cash taxes and interest expense. The non-GAAP measures referred to in this annual report should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. For more detailed explanations of the assumptions and methodologies behind these reconciliations, please visit www.gatehousemedia.com/investors.

Revenue Breakdown



Industry

National	12%
Local	37%
Classified	28%
Online	5%
Circulation	18%

Source: Newspaper Association of America (naa.org)



GateHouse*

National	3%
Local	46%
Classified	22%
Online	3%
Circulation	20%
Printing/Other	6%

*Based on As Adjusted Revenue

GateHouse Media, Inc., headquartered in Fairport, New York, is one of the largest publishers of locally based print and online media in the United States as measured by its 98 daily publications.

GateHouse Media currently serves local audiences of more than 10 million per week across 22 states through hundreds of community publications and local websites.

GateHouse Media is traded on the New York Stock Exchange under the symbol "GHS."


Our Publications
Paid Dailies..................98
Paid Weeklies............207
Free Weeklies..............86
Shoppers...................133
Directories....................7

We reach 10 million people per week in 391 markets across 22 states and have over 250 websites for our publications.

As of March 31, 2008

"GateHouse has continued to deliver the type of results that validate our strategy of focusing on the hyper-local markets and its advertisers. Our revenues performed significantly better than the industry, highlighting the strength of our assets and the strong position we hold in the communities we serve."

Mike Reed
Chief Executive Officer

Dear Fellow Shareholders

2007 marked the completion of GateHouse's first full year as a public company. It was a year of significant accomplishments—strategically, operationally and most importantly, financially.

We reported record advertising revenue, circulation revenue and cash flow and built a foundation for growth in the years to come. GateHouse has continued to deliver the type of results that validate our strategy of focusing on the hyper-local markets and its advertisers. Our revenues performed significantly better than the industry, highlighting the strength of our assets and the strong position we hold in the communities we serve. Reported (GAAP) total revenues increased 87% for the year to $588.9 million. On a same-store basis, total revenues were down only 2.5% for the year, compared to the industry which saw near double-digit declines.

As I look back at where we started the year and reflect on our accomplishments, I could not be more excited about the opportunities that lie ahead. We have built a world-class platform that reaches over 10 million people per week. Following are some of the highlights of 2007 that have allowed us to assemble this unique asset base that will drive our future.

Successful Growth Through Acquisitions

A major component of our strategy is to grow our Levered Free Cash Flow per share by acquiring local media businesses. Our investment strategy was hitting on all cylinders last year. The assets we acquired greatly enhanced the Company's overall strength and stability by expanding our geographic and advertiser diversity in addition to presenting significant operating improvement opportunities.

All of our acquisitions fit extremely well within the GateHouse platform of strong local media businesses, providing news and information to local communities with a local advertising reach predominantly in more rural markets.

In 2007, we completed 14 acquisitions. These acquisitions added over 100 new publications to our portfolio, more than doubled our daily circulation and further diversified our geographic reach by adding two new states, Oklahoma and Tennessee, bringing our total market penetration to 22 states. Importantly, these acquisitions delivered strong performance in 2007. Operational improvements are being made and cost synergies have been realized, contributing to our growth in Levered Free Cash Flow per share. The good news here is we still have more improvement opportunities ahead in 2008 from acquisitions we made in 2007.

Organic Growth

Acquisitions are but one means of growth. We realize the importance of, and are extremely focused on, growing organically. Although print revenue growth was challenging last year due to the economic environment, we completed a very strong year from a circulation standpoint with revenues increasing 1.9% on a same-store basis. In addition, our online revenues grew by nearly 50%. Our biggest organic growth opportunity and greatest potential lies in our online strategy.

We are still in the early innings with regard to executing on our online strategy—extending our local print media to online media, offering greater accessibility to news and information to our local communities and greater reach for our advertisers.

Online revenues contributed 2.5% of total revenues in 2007, more than doubling the 1% contribution from the prior year. We fully expect this category to be a very large contributor to growth over the next several years and believe that it can contribute up to 7% of total revenues by the end of 2009. More importantly, this shift in advertising mix should enhance margins as the profitability of our online business is significantly higher than the majority of the overall Company's printed products.

We also carefully evaluated our cost structure and organization in 2007 to find ways to become more efficient and improve our margins. By streamlining production through the closure of seven plants, selling off non-strategic and underperforming assets, and enhancing purchasing power from our size and scale, we were able to improve our As Adjusted EBITDA margins.

Results

In 2007, our revenue and cost initiatives led to a record \$141.0 million As Adjusted EBITDA and \$64.1 million Levered Free Cash Flow. As Adjusted EBITDA margins improved from 21.8% in 2006 to 23.0% in 2007 and Levered Free Cash Flow per share increased from \$1.31 to \$1.38.


Levered Free Cash Flow
(in millions)
$33
$64
'06
'07


Total Revenues
(in millions)
$315
$589
'06
'07

Capital Management

We recently announced two very important strategic capital management decisions for our Company. We set the first quarter 2008 dividend to \$0.20 per share, and we put in place a \$75 million stock repurchase program. We believe that these strategic decisions are important to GateHouse for a number of reasons.

The lower dividend will free up internal cash flow to accretively acquire assets when good opportunities arise. We will also be able to opportunistically and accretively buy back shares of GateHouse stock. Our best and least expensive source of capital right now is our internally generated cash flow, and the reduction in the dividend will allow excess cash flow to be available for strategic purposes.

Our business model sets us apart from other media companies. While we cannot control the capital markets, we do believe they will turn. In the meantime, we continue to execute on our strategy and produce industry leading results and strong cash flows. As such, we believe our own stock offers a compelling value today.

Lastly, we made these strategic capital management decisions because we feel it is prudent to have greater liquidity during these uncertain economic times.

Looking Ahead

Looking ahead to 2008, we expect that advertising trends in general and in the newspaper industry in particular, especially in the classified category, will continue to be challenging. Despite this industry backdrop, I believe that GateHouse will continue to outperform the industry in 2008 for several reasons. First, GateHouse has less exposure to the most volatile revenue categories—classified advertising and national advertising. Second, our portfolio serves hundreds of small markets and hundreds of thousands of local advertisers across the country. This diversity gives us less exposure to any one market or advertiser. And third, we will continue to aggressively pursue specific ongoing small market revenue initiatives which are critical for both the short- and long-term health of our business. As long as we're not earning 100% of every advertising dollar in our markets there is always more we can be doing.

Acquisitions will continue to be an important part of our strategy in 2008. Opportunities are abundant, with over 1,000 daily publications falling into our target niche of local media. In addition, we will continue to seek out other local media businesses that meet our stringent acquisition guidelines. We will continue to be prudent and disciplined in our analysis and investment process as we seek to maximize our return on capital; however, we are very encouraged by the quality investment opportunities.

It is important that we continue to be as proactive as possible to position GateHouse to weather the current economic environment and be in a position to grow our cash flow through this cycle. I believe that a strong focus on core operating excellence combined with strategic deployment of capital will not only allow us to thrive in the current environment but will also position us for growth in the future.

I want to thank you for your continued support of the Company and we look forward to continued success in 2008.



Mike Reed
Chief Executive Officer







Early Morning with Newspaper 7:30 a.m.

Whether it's the *Patriot Ledger* in Quincy, Massachusetts, the *Register Star* in Rockford, Illinois or the *Telluride Daily Planet* in Telluride, Colorado, people across the country begin their day with one of GateHouse Media's 98 daily newspapers. The daily newspaper is as much a part of their morning routine as a cup of coffee, walking the dog or dropping the kids off at school. As the dominant source of local news, readers in our markets start their day with us to be informed, engaged and entertained.


Sunday Register Star
Major land deals in area declining
Traditional Easter plans on ice?

By focusing on small, local markets, our newspapers are generally the only newspaper in town and the dominant source of local daily news and information. And in GateHouse markets, loyalty runs deep; 75% of our daily newspapers have been in business for over 100 years.

Readers view our newspapers not only as trusted, credible sources of local news, but as local institutions. They feel a sense of ownership in our products and our mission to inform. Whether it's wedding announcements, obituaries, or profiles of local volunteers who make their communities better places to live and do business, we are a part of the fabric of our communities. We bring our readers closer to their neighbors.



We also take on special projects to improve our communities. From leadership roles in organizations that help combat local challenges, to leading special community events and forums, our newspapers keep their neighborhoods' best interests in mind at all times.

Every day, GateHouse newspapers are the talk of the town. Whether it's last night's controversial city council decision, this weekend's big event or the last-minute touchdown that won the game for the high school football team, we produce the content that drives the community conversation. And through greater integration of the Web in our local brand of journalism, we are spurring community conversation like never before.



Daytime with Online HotJobs

12:15 p.m.





Internet recruitment advertising has become one of the top online revenue drivers for GateHouse Media, representing approximately 21% of total online revenue in 2007.

GateHouse Media's newspaper acquisition strategy resulted in the use of multiple online employment solutions at our various properties. However, in May 2007, the Company partnered with industry leader Yahoo! and began rolling out HotJobs as the Company-wide online employment advertising solution.

Our partnership with HotJobs delivers one of the most powerful job boards in the country to the audience of over 250 GateHouse Media publications. More importantly, this one-solution strategy resulted in significant growth opportunities, immediate cost savings and a more efficient go to market strategy for implementing job boards into existing and new online sites.

GateHouse Media sales representatives can now sell highly targeted employment advertising to customers, enabling them to reach previously considered "hard-to-find" candidates and fill open positions with qualified candidates. GateHouse Media's employment advertisers also benefit from expanded reach beyond the print newspaper when their ads are placed on HotJobs.

Job seekers can now connect with more employers simply by clicking the "Jobs" tab at the top of their newspaper's Web site. In addition, HotJobs leverages one of the most popular online sites in the world, attracting passive job seekers by strategically placing targeted employment ads across the Yahoo.com site, while people are searching for other content.

Ideally, we want to capture both print and online recruitment revenue from our advertisers. However, to the extent that advertisers move from print to online, partnering with one of the most powerful job boards positions us to swiftly maximize this online opportunity and keep recruitment revenue within the Company.



Daytime with Shoppers

3:35 p.m.




Deliveries
Ice

The Pennysaver. Bargain Hunter. Money Stretcher. Or perhaps our hefty *Big Nickel* in Joplin, MO. Shopping guides by any name are core to the GateHouse Media family of community-based publications.

First launched in the 1930s and '40s as an austere alternative to the more respectable and often more costly newspaper, today's free shoppers are a mainstay on the local advertising landscape. Typically produced in full-color, tabloid format, these high-penetration shopping guides offer the versatility of total market coverage within a defined geographic market, targeted distribution by postal zone or carrier route, or alternate delivery to selected households not covered by their subscription-base cousin, the newspaper.

This combination of flexible, targeted delivery and high household saturation rates makes our shoppers increasingly popular with large retailers, regional grocers and discount furniture outlets seeking affordable alternatives to pricey direct mail or, in some cases, the predominant daily newspapers in the market.

It is hyper-local content and attractive pricing for the small-space advertisers that truly make our shoppers an indispensable part of hometown life. From public auctions to used cars... pizza coupons to handy home repairmen, our local shopping guides are the advertising medium of choice for a multitude of mom-and-pop retailers. Likewise, whether it's a weekend garage sale or an estate sale, the shopper is even more popular with regular readers who scour columns of classified ads for the bargain of the week, or simply want to stay up to date on who's buying and who's selling about town.

Shoppers typically enjoy long shelf-life during the week due to the readership value of private-party "reader" ads, local real estate listings, contests, coupons and other local features. And more than 30 years of continuous publication in many cases speaks to the shopper's unique ability to generate steady cash flow.

Day or night, shoppers are part of the fabric of the communities we serve.


YELLOW

Evening with Directories 7:35 p.m.

Looking for an auto mechanic? Need to find a plumber in the middle of the night? Or, just looking for a great place to eat? Local directories are a valuable and reliable source of information. In early 2007, GateHouse Media expanded its geographic reach and product mix with the acquisition of SureWest Directories.

SureWest Directories is a leading print and online yellow page publisher in Sacramento, California. With in-house advertising and publishing professionals, an established distribution network, and results-oriented advertising, SureWest Directories offers a superior strategy and value for advertisers. Advertisers know the yellow pages are one of the best ways to reach their targeted local audience and drive increased business.



After advertising in the SureWest Directories, Glenn Forrest, owner of Royce Heating & Air Conditioning, said, "I would like to express to you our astonishment at the results the SureWest directory has produced. We are pleased to report that we have a 3:1 return on investment in the first six months of the book being published. We anticipate our return on investment to be somewhere around 10:1."

Who uses the yellow pages and what drives their usage? Sophisticated customers that do their homework, spend more than the average consumer spends and look for good value tend to be heavy users of the yellow pages. Consumers also spend more time using the yellow pages during transitional periods, such as getting married, buying a house, having a baby and retirement.

The yellow pages, like newspaper, is a medium that enjoys broad reach, regular usage and virtually universal acceptance. Overall usage of yellow pages is likely to increase over the next 10–15 years due to demographic trends and demonstrated usage patterns. GateHouse Media is well positioned for this growth in the years to come.

"Our investment strategy was hitting on all cylinders last year. The assets we acquired greatly enhanced the Company's overall strength and stability by expanding our geographic and advertiser diversity in addition to presenting significant operating improvement opportunities. All of our acquisitions fit extremely well within the GateHouse platform of strong local media businesses."

Mike Reed
Chief Executive Officer

2007 Acquisition Highlights:

- Completed 14 acquisitions
- Added over 100 publications
- Entered two new states
- More than doubled paid daily circulation

Selected 2007 Acquistions:

The Oak Ridger, Oak Ridge, TN
The Dodge City Daily Globe, Dodge City, KS
The Holland Sentinel, Holland, MI
Rockford Register Star, Rockford, IL
The Independent, Massillon, OH
The Repository, Canton, OH
The Observer-Dispatch, Utica, NY
Norwich Bulletin, Norwich, CT
Journal Star, Peoria, IL
The Courier, Lincoln, IL
The State Journal-Register, Springfield, IL
Daily Messenger, Canandaigua, NY
SureWest Directories, Sacramento, CA

GateHouse Media Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-33091

GateHouse Media, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-4197635** (I.R.S. Employer Identification No.)

350 WillowBrook Office Park,
Fairport, New York 14450
(Address of Principal Executive Offices)

Telephone: (585) 598-0030
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant on June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $306,443,032 million. The market value calculation was determined using a per share price of $18.55, the price at which the registrant's common stock was last sold on the New York Stock Exchange on such date. For purposes of this calculation, shares held by non-affiliates excludes only those shares beneficially owned by the registrant's executive officers, directors, and stockholders owning 10% or more of the outstanding common stock (and, in each case, their immediate family members and affiliates).

As of March 7, 2008, 58,073,053 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, to be delivered to stockholders in connection with the registrant's 2008 annual meeting of stockholders, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described therein.

GATEHOUSE MEDIA, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

		Page
	PART I	
Item 1	Business	1
Item 1A	Risk Factors	36
Item 1B	Unresolved Staff Comments	42
Item 2	Properties	42
Item 3	Legal Proceedings	42
Item 4	Submission of Matters to a Vote of Security Holders	42
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	43
Item 6	Selected Financial Data	43
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	67
Item 8	Financial Statements and Supplementary Data	69
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	123
Item 9A	Controls and Procedures	123
Item 9B	Other Information	125
	PART III	
Item 10	Directors, Executive Officers and Corporate Governance	126
Item 11	Executive Compensation	126
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	126
Item 13	Certain Relationships and Related Transactions, and Director Independence	126
Item 14	Principal Accountant Fees and Services	126
	PART IV	
Item 15	Exhibits and Financial Statement Schedules	127

Unless the context otherwise requires, in this report on Form 10-K:

- "2005 Credit Facility" refers to the term loan and revolving credit facilities that were entered into on February 28, 2005;
- "2006 Credit Facility" refers to the first and second lien term loan credit facilities that were entered into on June 6, 2006, as amended;
- "2006 Financing" refers to the financing transactions contemplated by the 2006 Credit Facility;
- "2006 First Lien Facility" refers to the first lien term loan facility, comprising part of the 2006 Credit Facility, remaining after the repayment and termination of the second lien term loan credit facility;
- "2007 Credit Facility" refers to the amendment and restatement of the 2006 First Lien Facility that was entered into on February 27, 2007;
- "2007 Credit Facility Financing" refers to the financing transactions contemplated by the 2007 Credit Facility;
- "2007 Financings" refers to the financing transactions contemplated by the 2007 Credit Facility, the First Amendment and the Bridge Facility;
- "Bridge Facility" refers to the bridge term loan credit facility that was entered into on April 11, 2007;
- "Bridge Loan" refers to the proceeds of the Bridge Facility;
- "Copley" refers to The Copley Press, Inc.;
- "Copley Acquisition" refers to the acquisition by us of all the stock of certain wholly-owned subsidiaries of Copley and the acquisition by us of certain assets, and the assumption of certain liabilities, of Copley which, taken together, comprised Copley's midwest (Ohio and Illinois) operations and business;
- "CP Media" and "CNC" refer to CP Media, Inc. and its predecessor entities;
- "CP Media Acquisition" and "CNC Acquisition" refer to the acquisition by us of substantially all of the assets, and assumption of certain liabilities, of CP Media;
- "Enterprise" refers to Enterprise NewsMedia, LLC and its subsidiaries and predecessor entities;
- "Enterprise Acquisition" refers to the acquisition by us of all of the equity interests of Enterprise;
- "First Amendment" refers to the amendment to the 2007 Credit Facility that was entered into on May 7, 2007;
- "Fortress" refers to Fortress Investment Group LLC and certain of its affiliates, including certain funds managed by it or its affiliates;
- "GAAP" refers to U.S. generally accepted accounting principles;
- "Gannett" refers to Gannett Co., Inc.;
- "Gannett Acquisition" refers to the acquisition by us of substantially all of the assets, and assumption of certain liabilities, of four daily newspapers and related publications and websites owned by Gannett in Rockford, Illinois; Utica, New York; Norwich, Connecticut; and Huntington, West Virginia;
- "GateHouse Media," "GateHouse," the "Company," "we," "our" and "us" refer to GateHouse Media, Inc. and its subsidiaries and predecessor entities;

- "IPO" refers to our initial public offering of 13,800,000 shares of common stock completed on October 30, 2006 (unless the context otherwise indicates, this does not include the 2,070,000 shares of common stock sold pursuant to the exercise of the underwriters' option to purchase additional shares on November 3, 2006);
- "Massachusetts Acquisitions" refers to the CNC Acquisition and the Enterprise Acquisition;
- "Merger" refers to the June 6, 2005 merger pursuant to which FIF III Liberty Holdings LLC, a wholly-owned subsidiary of Fortress, merged with and into the Company, with the Company surviving the merger and Fortress becoming our principal and controlling stockholder;
- "Morris" refers to Morris Publishing Group;
- "Morris Acquisition" refers to the acquisition by us of substantially all of the assets, and assumption of certain liabilities of 15 daily newspapers and related publications and websites owned by Morris Publishing Group in South Dakota, Florida, Kansas, Michigan, Missouri, Nebraska, Oklahoma and Tennessee;
- "Predecessor" refers to GateHouse prior to the consummation of the Merger;
- "Predecessor Period" refers to the period prior to the consummation of the Merger;
- "Pro forma" refers to GateHouse after giving effect to (i) for the year ended December 31, 2007, the Copley Acquisition, the Gannett Acquisition and the 2007 Financings; (ii) for the year ended December 31, 2006, the Massachusetts Acquisitions, the Copley Acquisition, the Gannett Acquisition and the 2007 Financings; and (iii) for the year ended December 31, 2005, the Merger, the Massachusetts Acquisitions and the 2006 Financing, in each case as of the beginning of the applicable period or as of the applicable date;
- "Successor" refers to GateHouse after the consummation of the Merger;
- "Successor Period" refers to the period after the consummation of the Merger;
- "SureWest" refers to SureWest Directories; and
- "SureWest Acquisition" refers to the acquisition by us of all the equity interests of SureWest.

Any data set forth anywhere in this report on Form 10-K regarding the number of our products, circulation, facilities, markets or employees is as of December 31, 2007, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and notes to those statements appearing in this report. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in this report, including under the heading "Risk Factors" in Item 1A of this report, that could cause actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward looking information.

Certain statements in this report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views regarding, among other things, our future growth, results of operations, performance and business prospects and opportunities, as well as other statements that are other than historical fact. Words such as "anticipate(s)," "expect(s)", "intend(s)", "plan(s)", "target(s)", "project(s)", "believe(s)", "will", "would", "seek(s)", "estimate(s)" and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management's current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance that our expectations will be attained. Factors that could cause actual results to differ materially from our expectations include, but are not limited to the risks identified by us under the heading "Risk Factors" in Item 1A of this report. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

PART I

Item 1. Business

General Overview

We are one of the largest publishers of locally based print and online media in the United States as measured by number of daily publications. We were incorporated in Delaware in 1997 for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company. On May 9, 2005, FIF III Liberty Holdings LLC, an affiliate of Fortress Investment Group LLC, entered into an Agreement and Plan of Merger with us pursuant to which a wholly-owned subsidiary of FIF III Liberty Holdings LLC merged with and into us (the "Merger"). The Merger was effective on June 6, 2005, thus making FIF III Liberty Holdings LLC our principal and controlling stockholder. Prior to the effectiveness of the Merger, affiliates of Leonard Green & Partners, L.P. controlled us.

Our business model is to be the preeminent provider of local content and advertising in the small and midsize markets we serve. Our portfolio of products, which includes 515 community publications and more than 250 related websites and seven yellow page directories, serves over 233,000 business advertising accounts and reaches approximately 10 million people on a weekly basis. All data contained in this report regarding the number of our products, circulation, facilities or employees is as of December 31, 2007, unless otherwise indicated.

Our core products include:

- 101 daily newspapers with total paid circulation of approximately 906,000;
- 282 weekly newspapers (published up to three times per week) with total paid circulation of approximately 606,000 and total free circulation of approximately 905,000;
- 132 "shoppers" (generally advertising-only publications) with total circulation of approximately 2.3 million;
- over 250 locally focused websites, which extend our franchises onto the internet; and
- seven yellow page directories, with a distribution of approximately 810,000, that covers a population of approximately 2.0 million people.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. During the last twelve months, we created approximately 160 niche publications.

Our print and online products focus on the local community from both a content and advertising standpoint. As a result of our focus on small and midsize markets, we are usually the primary, and sometimes the sole, provider of comprehensive and in-depth local market news and information in the communities we serve. Our content is primarily devoted to topics that we believe are highly relevant and of interest to our audience such as local news and politics, community and regional events, youth sports, opinion and editorial pages, and local schools.

More than 73% of our daily newspapers have been published for more than 100 years and 95% have been published for more than 50 years. We believe that the longevity of our publications demonstrates the value and relevance of the local information that we provide and has created a strong foundation of reader loyalty and a highly recognized media brand name in each community we serve. As a result of these factors, we believe that our publications have high local audience penetration rates in our markets, thereby providing advertisers with strong local market reach.

We have a strong history of growth through acquisitions and new product launches. Since our inception, we have acquired 395 daily and weekly newspapers, shoppers and directories. This strategy has been a critical component of our growth, and we expect to continue to pursue it in the future. We believe we have demonstrated an ability to successfully integrate acquired publications and improve their performance through sound management, including revenue generating and direct cost saving initiatives. Given our scale, we see significant opportunities to continue our acquisition and integration strategy within the highly fragmented local media industry.

We operate in 383 markets across 23 states. A key element of our business strategy is geographic clustering of publications to realize operating efficiencies and provide consistent management. We share best practices across our organization, giving each publication the benefit of proven and executable revenue producing and cost saving initiatives. We regionally cluster functions such as ad composition, bookkeeping and production and give each publication in a cluster access to top quality production equipment, which we believe enables us to cost-efficiently provide superior products and service to our customers. In addition, our size allows us to achieve economies of scale in the purchase of insurance, newsprint and other supplies. We believe that these advantages, together with the generally lower overhead costs associated with operating in small and midsize markets, allow us to generate high operating profit margins.

Our advertising revenue tends to be stable and recurring because of our geographic diversity, with our revenues coming from markets across 23 states, the large number of products we publish and our fragmented, diversified local advertising customer base. We believe that local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer advertising channels in which to reach the local audience. We are also less reliant than large metropolitan newspapers upon classified advertising, particularly the recruiting and real estate categories, which are generally more sensitive to economic conditions.

Industry Overview

We operate in what is sometimes referred to as the "hyper-local" or community market within the media industry. Media companies that serve this segment provide highly focused local content and advertising that is generally unique to each market they serve and is not readily obtainable from other sources. Local publications include community newspapers, shoppers, traders, real estate guides, special interest magazines and directories. Due to the unique nature of their content, community publications compete to a limited extent for advertising customers with other forms of media, including: direct mail, directories, radio, television, outdoor advertising and the internet. We believe that local publications are the most effective medium for retail advertising, which emphasizes the price of goods, in contrast to radio and broadcast and cable television, which are generally used for image advertising and because they generally have the highest local penetration rates.

Locally focused media in small and midsize communities is distinct from national and urban media delivered through outlets such as television, radio, metropolitan and national newspapers and the internet. Larger media outlets tend to offer broad based information to a geographically scattered audience. In contrast, locally oriented media outlets deliver a highly focused product that is often the only source of local information in the market it serves. Our segment of the media industry is also characterized by high barriers to entry, both economic and social. Small and midsize communities can generally only sustain one newspaper. Moreover, the brand value associated with long-term reader and advertiser loyalty, and the high start-up costs associated with developing and distributing content and selling advertisements, help to limit competition. Companies within our segment of the industry generally produce stable revenues and operating profit margins as a result of these competitive dynamics and the value created for advertisers by hyper-local content and community relationships.

Industry Fragmentation

The U.S. community newspaper industry is large and highly fragmented. We believe that there are more than 1,400 daily newspapers in the United States. We also believe that more than 1,200, or approximately 85%, of these newspapers have daily circulation of less than 50,000, which we generally define as local or community newspapers.

We believe that there are only 12 companies that own more than 25 daily newspapers each and only five (including GateHouse) that own more than 50. Of the approximately 380 owners of daily newspapers in the United States, more than 350, or 93%, own less than 10 newspapers each. We believe this fragmentation provides significant consolidation opportunities in the community newspaper industry. We also believe that fragmentation and significant acquisition opportunities exist in complementary hyper-local businesses such as directories, traders, direct mail and locally focused websites.

Advertising Market

In 2006, the entire U.S. advertising market generated approximately $292.0 billion in revenue. We believe the locally oriented segment generated approximately $101.0 billion, or 35%, of this revenue.

The primary sources of advertising revenue for local publications are small businesses, corporations, government agencies and individuals who reside in the market that a publication serves. By combining paid circulation publications with total market coverage publications such as shoppers and other specialty publications (tailored to the specific attributes of a local community), local publications are able to reach nearly 100% of the households in a distribution area. As macroeconomic conditions in advertising change due to the internet and the wide array of available information sources, we have seen mass advertisers shift their focus toward targeted local advertising. Moreover, in addition to printed products, the majority of local publications have an online presence that further leverages the local brand and ensures higher penetration into a given market.

The Internet

The time spent online each day by media consumers continues to grow rapidly and newspaper web sites offer a wide variety of content providing comprehensive, in-depth and up to the minute coverage of news and current events. The ability to generate, publish and archive more news and information than most other sources has allowed newspapers to produce some of the most visited sites on the internet.

Local publications are well positioned to capitalize on their existing market franchise and grow their total audience base by publishing proprietary local content online. Local online media sites now include classifieds, directories of business information, local advertising, databases and most recently, audience-contributed content. This additional community-specific content will further extend and expand both the reach and the brand of the publications with readers and advertisers.

According to a Belden Associates study of local news web sites released in May 2006, building a strong local online business extends the core audience of a local publication an average of 13% to 15%. Market-based telephone surveys by the same group put that extended reach estimate as high as 19%. The site study also showed that the two primary drivers attracting visitors to a local media site were sections displaying "Local news of the day" and "Breaking news."

The opportunity created by the extension of the core audience makes local online advertising an attractive complement for existing print advertisers while opening up new opportunities to attract local advertisers that have never advertised with local publications. In addition, we believe that national advertisers have an interest in reaching buyers on a hyper-local level and, although they typically are not significant advertisers in community publications, the internet offers them a powerful medium to reach targeted local audiences.

Circulation

According to the Newspaper Association of America, overall daily newspaper circulation, including national and urban newspapers, has declined at an average annual rate of 0.5% since 1996 and 0.8% during the three year period from 2002 to 2004. Unlike daily newspapers, total circulation of weekly publications has increased at an average annual rate of 1.0% over the same period. The charts below present industry circulation trends from 1996 through 2005.

Total U.S. Daily Newspaper Circulation[1]

(In Millions)



Total U.S. Weekly Newspaper Circulation[1]

(In Millions)



(1) Source: Newspaper Association of America

Our Strategy

We plan to grow our revenue and cash flow per share through a combination of (i) organic growth in our existing portfolio, (ii) disciplined acquisitions of additional assets and operating companies within the highly fragmented local media industry and (iii) the realization of economies of scale and operating efficiencies. The key elements of our strategy are:

Maintain Our Dominance in the Delivery of Proprietary Content in Our Communities. We seek to maintain our position as a leading provider of local content in the markets we serve and to leverage this position to strengthen our relationships with both readers and advertisers, thereby increasing penetration rates and market share. A critical aspect of this approach is to continue to provide local content that is not readily obtainable elsewhere.

Pursue a Disciplined and Accretive Acquisition Strategy in Existing and New Markets. The local media industry is highly fragmented and we believe we have a strong platform for creating additional shareholder value. We evaluate acquisitions on an ongoing basis and intend to pursue acquisitions of locally focused media businesses, including directories, traders, direct mail and web site operators, that are accretive to our cash flow. We continue to have a disciplined approach to acquisitions and are likely to pursue only acquisitions that are additive to our existing clusters, or are large enough to form the basis of a new cluster, or provide a platform for entry into new markets or locally focused media products. From time to time, we are in discussions with potential acquisition candidates and, although as of the date of this report on Form 10-K we are not a party to any definitive agreements relating to any material acquisitions, individually or in the aggregate, we are currently participating in competitive sales processes for several companies that meet our acquisition criteria, some of which could be significant. There can be no assurance that we will succeed in acquiring any of these companies.

Leverage Benefits of Scale and Clustering to Increase Cash Flows and Operating Profit Margins. We intend to continue to take advantage of geographic clustering to realize operating and economic efficiencies in areas such as labor, production, overhead, raw materials and distribution costs. We believe we will be able to increase our cash flows and expand our operating profit margins as we streamline and further centralize purchasing and administrative functions and integrate acquired properties.

Introduce New Products or Modify Our Products to Enhance the Value Proposition for Our Advertisers. We believe that our established positions in local markets, combined with our publishing and distribution capabilities, allow us to develop and customize new products to address the evolving interests and needs of our readers and advertisers. These products are often specialty publications that address specific interests such as employment, healthcare, hobbies and real estate. In addition, we intend to capitalize upon our unique position in local markets to introduce other marketing oriented products such as directories, magazines, shoppers and other niche publications in both online and printed format in order to further enhance our value to advertisers.

Pursue a Content-Driven Internet Strategy. We believe that we are well-positioned to increase our online penetration and generate additional online audience and revenues due to both our ability to deliver unique local content and our relationships with readers and advertisers. We believe this presents an opportunity to increase our overall audience penetration rates and advertising market share in each of the communities we serve. We expect that centralizing our technology and building a network of websites will allow us to aggregate classified advertisements and build online classified products in areas such as real estate, automotive and recruitment. We will also have the ability to sell online display advertising and online video advertising locally and nationally. Finally, we will generally be able to share content across our organization within this network. This gives each of our publications access to technology, online management expertise, content and advertisers that they may not have been able to obtain or afford if they were operating independently.

Increase Sales Force Productivity. We aim to continue to increase the productivity of our sales force and, in turn, advertising revenues. Our approach includes ongoing company-wide training of sales representatives and sales managers with training programs that focus on strengthening their ability to gather relevant demographic information, present to customers, understanding multi-media and product portfolio sales, effectively utilize time and close on sales calls. Our training includes sharing "best practices" of our most successful account representatives. Finally, for managers, we have created a "train the trainer" program to enable our clusters to effectively propagate our training programs. We regularly evaluate the performance of our sales representatives and sales management and implement contests and other incentive compensation programs. We also regularly evaluate our advertising rates to ensure that we are maximizing revenue opportunities. We believe that better accountability and measurement of our sales force when combined with training and access to better demographic and marketing information will lead to greater productivity and revenue from the sales force.

Products

Our product mix consists of four publication types: (i) daily newspapers, (ii) weekly newspapers, (iii) shoppers and (iv) niche publications. Key characteristics of each of these types of publications are summarized in the table below. In addition, through our SureWest Acquisition, completed in the first quarter of 2007, we have also increased the number of on-line and print telephone directories in our product mix.

	Daily Newspapers	Weekly Newspapers	Shoppers	Niche Publications
Cost:	Paid	Paid and free	Paid and free	Paid and free
Distribution:	Distributed four to seven days per week	Distributed one to three days per week	Distributed weekly	Distributed weekly, monthly or on annual basis
Format:	Printed on newsprint, folded	Printed on newsprint, folded	Printed on newsprint, folded or booklet	Printed on newsprint or glossy, folded, booklet, magazine or book
Content:	50% editorial (local news and coverage of community events, some national headlines) and 50% ads (including classifieds)	50% editorial (local news and coverage of community events, some national headlines for smaller markets which cannot support a daily newspaper) and 50% ads (including classifieds)	Almost 100% ads, primarily classifieds, display and inserts	Niche content and targeted ads (e.g., Chamber of Commerce city guides, tourism guides and special interest publications such as, seniors, golf, real estate, calendars and directories)

	Daily Newspapers	Weekly Newspapers	Shoppers	Niche Publications
Income:	Revenue from advertisers, subscribers, rack/box sales	Paid: Revenue from advertising, subscribers, rack/box sales	Paid: Revenue from advertising, rack/box sales	Paid: Revenue from advertising, rack/box sales
		Free: Advertising revenue only, provide 100% market coverage.	Free: Advertising revenue only, provide 100% market coverage	Free: Advertising revenue only
Internet Availability:	Available online	Major publications available online	Major publications available online	Selectively available online

Overview of Operations

We operate in five geographic regions: Northeast, Western, Northern Midwest, Southern Midwest and Atlantic. A list of our dailies, weeklies and shoppers in each of our geographic regions is included under "List of Our Dailies, Weeklies and Shoppers" in this report. We also operate over 250 related websites. A list of such websites is included under "List of Websites" in this report.

The following table sets forth information regarding our publications.

	Number of Publications			Circulation(1)		
Operating Region	Dailies	Weeklies	Shoppers	Paid	Free	Total Circulation
Northeast	9	117	11	407,904	718,820	1,126,724
Western	24	76	37	502,823	607,422	1,110,245
Northern Midwest	26	19	36	177,960	728,597	906,557
Southern Midwest	29	37	28	237,007	615,448	852,455
Atlantic	13	33	20	186,476	540,325	726,801
Total	101	282	132	1,512,170	3,210,612	4,722,782

(1) Circulation statistics are estimated by our management as of December 31, 2007, except that audited circulation statistics, to the extent available, are utilized as of the audit date.

Northeast Region. We are one of the largest community newspaper publishers in New England by number of daily publications, serving 160 communities in markets across eastern Massachusetts and Norwich, Connecticut. Our three largest daily newspapers are located in our Northeast region: *The Patriot Ledger* (founded in 1837 with circulation of 51,002), the *Enterprise* (founded in 1880 with circulation of 30,424) and the *MetroWest Daily News* (founded in 1897 with circulation of 21,201).

Many of the towns within our Northeast region were founded in the 1600s and our daily and weekly newspapers in the region have long been institutions within these communities. In fact, our Northeast region has 34 daily and weekly newspapers that are over 100 years old.

Our publications serve some of the most demographically desirable communities in New England. The Boston DMA is the fifth largest market in the United States with 2.4 million households and 6.2 million people, and ranks first nationally in concentration of colleges and universities.

Massachusetts boasts nearly one million households in the region earning greater than $75,000, and a 62% homeownership rate. This upscale demographic provides a desirable market for advertisers. According to Scarborough Research, daily newspaper readership in the top 10 DMA's reaches 70% of the market in a 5-day cumulative audience. We reach 1.7 million readers in the Eastern Massachusetts market.

Eastern Massachusetts has a strong retail base and is home to a number of large regional malls including the South Shore Plaza, the largest retail shopping center in New England. Retail sales in the Boston market totaled $121 billion in 2006, making this concentrated area an important market for local and national advertisers alike.

Eastern Massachusetts is also widely recognized as an employment center for leading growth industries such as technology, biotechnology, healthcare and higher education. Many of the region's leading employers are located in the communities served by our Northeast region's publications. Thus, residents can work and shop close to home, making the news, information and local advertising provided by our publications integral to their lives.

Our Norwich, Connecticut property brings some stability to our Northeast region as the Eastern Connecticut economy differs from the nation and New England markedly. Any potential recession in the future is predicted to be "shallow and short" according to Connecticut Economic Resource Center. Primary economic drivers include two of the world's largest casinos with a third in grand opening mode, military submarine manufacture and pharmaceutical research — all of which are growing their workforces and investing substantially in new construction. Foxwoods Casino has teamed with powerhouse MGM Grand on a $700.0 million sister casino (2,000 casino jobs) project, while the Mohegan Sun is responding with their own $740.0 million expansion (800 casino jobs). Major industrial employers in the region include General Dynamics, Pfizer, Dow Chemical, Dominion Resources and the United States Navy. Pfizer recently transferred approximately 750 employees from other states to the New London facility and may add another 250 in 2009. General Dynamics, that faced potential closure just three years ago with the possible closure of the Naval submarine base, is now slated to manufacture two submarines a year.

The following table sets forth information regarding our publications and production facilities in the Northeast region:

	Number of Publications			Number of Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
Massachusetts	8	117	9	3
Connecticut	1	0	2	1
Total	9	117	11	4

In the first quarter 2008, we acquired one weekly publication in the Northeast region with an aggregate circulation of approximately 6,500.

Western Region. Our Western region encompasses Illinois, parts of Minnesota, California, Colorado and Arizona and a total of 24 daily, 76 weekly newspapers and 37 shoppers. In addition to a good geographic mix, we benefit from a diverse economic and employment base across the region.

From the western shore of Lake Michigan to the eastern shore of the Mississippi River and running over 400 miles north to south, Illinois is a picture of manufacturing, agricultural and recreational diversity. Major daily newspapers in Rockford, Peoria, and the state capitol of Springfield coupled with the southern and western Chicago suburbs and community coverage across the state make us the largest publishing company in Illinois. 20 paid daily newspapers, 46 paid weekly newspapers, 11 free weekly papers, and 27 shoppers provide inclusive coverage across our three main clusters which are further supported by 10 print production facilities.

The suburban Chicago cluster publishes 25 weekly newspapers and one shopper publication in the southern and western suburbs. Coupled with these publications is the door-to-door Independent Delivery System which offers targeted delivery to over 2 million households per week in the nine county suburban Chicago cluster.

Approximately 85 miles to the west of the Chicago suburban cluster is the Rockford Register Star supported by its over 55,150 daily paid circulation base and ancillary products such as Rockford Women magazine, Espejo and the Star Shopper. This acquisition has allowed the press facility in Freeport, Illinois to transfer its print responsibilities to Rockford thus gaining print quality and efficiencies. The Rockford Register Star benefits from a $28.0 million press and building renovations completed in late 2006.

The western cluster of Illinois is composed of 8 daily, 20 weekly, and 15 shopper publications. The Peoria Journal Star with its daily paid circulation of approximately 65,144 has also provided print efficiencies to neighboring publications. This coupled with the print capacities of our Galesburg print facility located at the Galesburg Register Mail has enhanced print and distribution levels. The market we serve reflects the diversity of the western cluster. This includes manufacturing facilities for Caterpillar and John Deere, the educational opportunities offered at Bradley University, Monmouth College, Knox College, and Western Illinois University, various health care centers and providers, plus agricultural leaders such as Pioneer and Monsanto.

The Springfield State Journal-Register with a daily paid circulation of over 47,953 covers the state capital of Illinois and begins coverage of the southern cluster of Illinois. Further south the SI Trader with its paid weekly circulation of 23,443 adds further support to the additional 9 daily newspapers, 11 paid weekly publications, and weekly shoppers throughout this section of the state.

Combining the print and distribution capabilities of our properties throughout Illinois has allowed editorial and advertising opportunities to be developed for timely and cost-efficient product development and market penetration. Statewide themed inserts sold through each paper and reaching paid circulation of approximately 440,000 has opened up new advertising and marketing opportunities both in print and on-line.

We are represented in Southwestern Minnesota through seven paid weekly newspapers and four shoppers. St. James, Redwood Falls, Sleepy Eye, Granite Falls, Cottonwood, Wabasso, and Montevideo are all communities with populations of 10,000 and under. This Minnesota cluster is printed primarily through our printing facility in Montevideo and represents the primary local news and information source for these communities.

Telluride in the Southwest and LaJunta in the Southeast represent Colorado properties. Through these two main locations we operate two paid daily newspapers, five paid weekly publications, and one shopper. Along with LaJunta and Telluride we also serve Bent County, Fowler, Norwood, Silverton, and produce the weekly agricultural newspaper, The Ag Journal.

We are represented in California by two daily newspapers in Ridgecrest and Yreka, five paid weekly papers in Dunsmuir, Mt. Shasta, Weed, Gridley, and Taft, and five shoppers in Gridley, Mt. Shasta, Taft, Ridgecrest and Yreka. There is also a specialty/niche publication group located in Orange County. The diversity of California is well represented by these publications in that they reach from northern California through the southern desert and China Lake naval base in Ridgecrest.

Globe Arizona is the production center for three of our publications. Two paid weekly newspapers, the Moccasin and The Arizona Silverbelt and one shopper, The Gila County Advantage.

The following table sets forth information regarding our publications and production facilities in the Western region:

	Number of Publications			Number of
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	**Production Facilities**
Illinois	20	57	27	10
Southern Minnesota	0	7	4	1
California	2	5	5	3
Colorado	2	5	0	1
Arizona	0	2	1	1
Total	24	76	37	16

Northern Midwest Region. Our Northern Midwest region, including the recent Morris Acquisition, comprises 26 daily and 19 weekly newspapers and 36 shoppers spanning eight states: Michigan, parts of Minnesota, North Dakota, South Dakota, Iowa, Nebraska, Kansas and parts of Missouri. Each of our daily newspapers and five of our weeklies in the Northern Midwest region serve communities located in a county seat. Our daily and weekly news products in this region average more than 100 years in continuous operation and our shopper publications are among the first ever published, with histories dating to the early 1960s.

The communities we serve in our Northern Midwest region are largely rural but also support educational institutions, government agencies (including prisons and military bases), tourism, veterinary medicine and ethanol and agricultural chemical manufacturing. The area is also strong in the automotive (including recreational vehicles), boat, home construction products and furniture manufacturing sectors.

The greatest concentration of circulation and market presence in our Northern Midwest region is in northern Missouri where we operate nine daily and one weekly newspaper and 11 shoppers. We cover the 22,000 square mile area from Hannibal, on the state's eastern border, to the western border and from Columbia in the south to the Iowa border in the north. Local employers include the University of Missouri and other colleges, local and federal governments, State Farm Insurance and 3M.

We also have a strong presence in southern Michigan where five of our dailies — Adrian, Coldwater, Holland, Hillsdale and Sturgis — along with three weeklies and eight shoppers blanket the southern tier of the state and into Indiana. The 17,515-circulation *Holland Sentinel* is the flagship publication of the group. This area has several large employers, including Delphi, ConAgra, Tecumseh Products, Kellogg, JCI, Herman Miller, Hayworth, Gentex, Jackson State Prison, and a number of colleges and universities.

Our Kansas City cluster includes nine publications (three daily and two weekly newspapers and three shoppers) located in the eastern Kansas cities of Leavenworth, Kansas City and Lansing and on the Missouri side, Independence and Blue Springs. The *Leavenworth Times* was one of our original daily newspapers and the balance of the cluster was acquired afterward. In addition, we secured the military publication, *The Fort Leavenworth Lamp,* in Fort Leavenworth. The Kansas City cluster, with a population over 700,000, is home to several prominent companies, including Hallmark, H&R Block, Interstate Bakeries, and the University of Kansas.

We also have clusters in and around Grand Forks, North Dakota (home to the Grand Forks Air Force Base and the University of North Dakota) and near Mason City, Iowa, where Cargill, ConAgra, Kraft, Winnebago and Fort Dodge Animal Health, a division of Wyeth, each maintain significant operations.

The following table sets forth information regarding our publications and production facilities in the Northern Midwest region:

	Number of Publications			Number of Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
Michigan	8	7	10	7
Minnesota	1	1	2	1
North Dakota	1	0	1	1
Iowa	1	5	3	1
Nebraska	2	2	4	2
Kansas	2	2	3	1
Northern Missouri	9	1	11	7
South Dakota	2	1	2	2
Total	26	19	36	22

On February 29, 2008, we sold two daily, one weekly and two shopper publications in the towns of Yankton and Vermillion, South Dakota.

Southern Midwest Region. Our Southern Midwest region comprises 29 daily and 37 weekly newspapers and 28 shoppers in parts of Missouri, Kansas, Arkansas, Florida, Ohio, Oklahoma, Tennessee and Louisiana.

Our southern Missouri operations are clustered around Lake of the Ozarks and Joplin. Located midway between Kansas City and St. Louis and approximately 90 miles from Springfield, Missouri, Lake of the Ozarks has benefited from significant retail expansion, including many new businesses that advertise in our publications, tourism and an influx of second home residents over the last several years. Our three daily and seven weekly newspapers and eight shoppers that serve the Lake of the Ozarks area reach approximately 165,000 people.

The Joplin cluster is located in southwest Missouri and produces two daily and four weekly newspapers and two shoppers that serve a population of approximately 170,000. There are several colleges and universities in the area, a National Guard Fort and several large medical centers in addition to a diverse mix of retail businesses, including the 120-store Northpark Mall.

The Wichita cluster, with a population of approximately 600,000 people, consists of seven dailies, three weeklies and eight shoppers in the towns of Augusta, Derby, El Dorado, Pratt, Wellington, Newton and McPherson near Wichita, Kansas. The clustering of the small dailies in this area allows the group to sell advertisers a package providing access to multiple communities. Major aircraft manufacturers Boeing, Bombardier, Cessna and Raytheon have facilities nearby and McConnell Air Force Base is a key component of the local economy.

In Louisiana, we have an operating cluster in the southwestern part of the state, located between Lake Charles and Alexandria. This cluster consists of six publications located in the cities of Leesville, Sulpher, DeRidder and Vinton. A new press configuration has increased the quality of our products in the area and provides an opportunity for additional commercial print revenue. Local employers include major manufacturers such as Alcoa, Firestone, International Paper and Proctor & Gamble. We also expect the return of military personnel to the recently reopened Fort Polk base to drive revenue at our *Guardian* publication.

Our Baton Rouge cluster is a relatively new cluster developed through a series of acquisitions. The group consists of four weeklies and three shoppers in the southeastern Louisiana cities of Donaldsville, Gonzales, Pierre Part and Plaquemine. Numerous petrochemical companies such as BASF, Exxon Mobil and Dow Chemical, plus universities including Louisiana State, support the local economies.

Purchased as part of our acquisition from Copley in April 2007, the Ohio cluster is anchored in Canton, Ohio, the seventh largest city in the state and home to the Pro Football Hall of Fame, and covers Stark and Tuscarawas Counties. It is comprised of three daily newspapers and one weekly publication. *The Repository* is a 67,929 daily newspaper that covers the entire area of Stark County. *The Dover New Philadelphia Times Reporter* is a 22,395 daily publication located 40 miles south of Canton in Tuscarawas County. *The Massillon Independent* a 11,987 circulation daily that is located in western Stark County. *The Suburbanite* is a 33,800 weekly publication that circulates in the affluent northern Stark County area. The Ohio cluster has very successful web sites with more than 1.25 million combined monthly unique visitors. Together the newspapers and web sites dominate their local markets.

The following table sets forth information regarding our publications and production facilities in the Southern Midwest region:

State of Operations	Number of Publications			Number of Production Facilities
	Dailies	Weeklies	Shoppers	
Southern Missouri	5	15	8	2
Kansas	9	5	10	4
Louisiana	4	6	5	3
Arkansas	4	10	0	2
Florida	1	0	1	1
Ohio	3	1	2	2
Oklahoma	2	0	2	2
Tennessee	1	0	0	0
Total	29	37	28	16

In the first quarter of 2008, we acquired 12 weekly, and one shopper publication in the Southern Midwest region located in the Dover, Delaware area, with an aggregate circulation of approximately 184,000.

On March 10, 2008, we sold one daily and one shopper publication in Winter Haven, Florida.

Atlantic Region. Our holdings in New York, Pennsylvania and West Virginia are anchored by two clusters, one in the area around Honesdale in northeastern Pennsylvania and the other in the area around Corning and Hornell in southwestern New York. Virtually all of our 13 dailies in the Atlantic region date back more than 100 years.

Our Honesdale cluster, approximately 30 miles from Scranton, Pennsylvania, consists of six publications in the cities of Carbondale, Honesdale and Hawley, Pennsylvania, along with Liberty, New York, located just across the Delaware River to the east. The cluster was created from our daily and shopper operations in

Honesdale and later supplemented by the acquisition of weeklies and shoppers in Carbondale and Liberty. Tourism is a resurgent growth industry in and around this cluster, highlighted by ongoing development in the Pocono Mountains, the Delaware River Valley and Lake Wallenpaupack, near Hawley, Pennsylvania. This area also enjoys a stable housing and job market, due in part to its proximity to the greater Scranton-Wilkes Barre metropolitan area. Local employers include General Dynamics, Blue Cross/Blue Shield, Commonwealth Telephone and various colleges and universities, medical centers and governmental agencies.

We enjoy a dominant presence in Upstate New York, including the popular Finger Lakes Region and the greater Rochester area. Messenger Post Media, with a combination of 23 publications that span four counties, has combined circulation of 249,675. This growing commercial market has a strong tourism base and is known for scores of boutique wineries. The flagship of Messenger Post Media is the 14,375-circulation Daily Messenger in Canandaigua. Ten additional weekly newspapers and 12 weekly/shoppers ring the greater Rochester area, making us a major player in Monroe County.

In southwestern New York, our operations are centered around four publications based in Steuben County. In Corning, *The Leader*, a recently acquired 11,400 circulation daily newspaper, dominates the eastern half of the county and shares its hometown namesake with Corning Incorporated. Due to Corning Incorporated's presence, this has become a vibrant retail community. The Hornell *Evening Tribune* circulates daily throughout the western half of the county. Situated directly between these two dailies in the county seat of Bath is the 10,800 circulation *Steuben Courier*, a free-distribution weekly. The *Hornell-Canisteo Penn-E-Saver*, a standalone shopper, solidifies this flagship group.

We also have a strong presence in the print advertising markets in three other New York counties that surround Steuben. In Allegany County to the west, the *Wellsville Daily Reporter* and its shopper, the *Allegany County Pennysaver*, cover most households. In Livingston County to the north, the *Dansville-Wayland Pennysaver*, the *Geneseeway Shopper* and the *Genesee Country Express* complement one another with combined circulation of 23,233. In Yates County to the north and east, *The Chronicle-Express* and *Chronicle Ad-Visor* shopper distribute weekly to over 15,000 households centered around the county seat of Penn Yan.

In nearby Chemung County, the 26,000 circulation *Horseheads Shopper* anchors our presence in this area, along with the *Morning Times* in Sayre, Pennsylvania. The majority of the southwestern New York cluster parallels future Interstate 86 across the central Southern Tier of New York State, which is benefiting from continued improvement and expansion under an omnibus federal highway appropriations bill. Moreover, the cluster has several colleges and universities nearby, including Cornell University, Ithaca College, Elmira College and Houghton College.

In addition to the clustered publications, we have several strong standalone newspapers in the Atlantic region with total circulation of approximately 175,000. In addition to our standalone daily publications in Waynesboro, Pennsylvania, Jackson County, West Virginia, and in Herkimer and Little Falls, New York, we acquired the Observer-Dispatch in Utica, New York in May 2007. The Utica operations include one daily, seven weekly pennysavers, a weekly newspaper in Hamilton. The Utica and Herkimer County operations take advantage of numerous synergies in printing, circulation and advertising.

The following table sets forth information regarding our publications and production facilities in the Atlantic region:

	Number of Publications			Number of Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
New York	8	27	16	6
Pennsylvania	4	4	2	3
West Virginia	1	2	2	2
Total	13	33	20	11

In the first quarter of 2008, we acquired one weekly and three shopper publications in the Atlantic region with an aggregate circulation of 24,300.

Directories.

The core of our directory portfolio is comprised of the four yellow page directories acquired in the SureWest Acquisition, which are located in and around the Sacramento, California area, primarily in Roseville, California. The four directories have an aggregate circulation of approximately 730,000 and service Roseville, Greater Sacramento, Auburn/Grass Valley/Nevada City and Folsom/El Dorado/Placerville, reaching four counties within the Sacramento region.

Our SureWest portfolio is highlighted by the Roseville and Greater Sacramento directories. The Roseville directory is the incumbent (with a circulation of approximately 300,000) and has served the local Roseville community for over 90 years and has achieved more than 50% market share. The Greater Sacramento directory (with a circulation of approximately 250,000) targets its delivery to the highest income consumers in Sacramento covering approximately 800,000 people and a retail market of $2.2 billion.

The Sacramento region has experienced rapid economic expansion over the past decade due to its population growth and business development. Over the past 10 years, the region has increased to almost 2.2 million people, a growth rate of approximately 25%. The area boasts a diversified economy with both traditional economic activity (including significant government and government related business) and innovative business activity with the presence of prominent growing companies such as Hewlett Packard, Intel and Oracle. As a result, the area is increasingly characterized by sophisticated consumers with attractive wealth profiles. In addition, much of the area's growth has been contributed by the professional and business services and leisure and hospitality sectors, which historically utilize directories advertising as a primary medium to market their products and services.

We also own three additional directories including two Michigan and Indiana phone guides servicing St. Joseph County, Michigan and LaGrange County, Indiana, and Branch County, Michigan and Steuben County, Indiana, respectively, and a yellow page directory based in Mt. Shasta, California.

Revenue

Our operations generate three primary types of revenue: (i) advertising, (ii) circulation (including single copy sales and home delivery subscriptions) and (iii) other (primarily commercial printing). In 2007, advertising, circulation and other revenue accounted for approximately 73%, 21% and 6%, respectively, of our pro forma total revenue. The contribution of advertising, circulation and other revenue to our total revenue in 2005, 2006 and 2007 and to pro forma total revenue in 2007 was as follows:

	Period from January 1, 2005 to June 5, 2005	Period from June 6, 2005 to December 31, 2005	Non-GAAP Combined Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2007
	(Predecessor)	(Successor)		(Successor)	(Successor)	(Pro Forma)
			(In Thousands)			
Revenue:						
Advertising	$63,172	$ 88,798	$151,970	$238,721	$435,769	$485,987
Circulation	14,184	19,298	33,482	52,656	119,649	138,450
Commercial printing and other	8,134	11,415	19,549	23.553	33,510	37,428
Total revenue	$85,490	$119,511	$205,001	$314,930	$588,928	$661,865

Advertising

Advertising revenue is the largest component of our revenue, accounting for approximately 74%, 76% and 74% of our total revenue in 2005, 2006 and 2007, respectively, and 73% of our pro forma total revenue in 2007. We categorize advertising as follows:

- Local Display — local retailers, local accounts at national retailers, grocers, department and furniture stores, auto dealers, niche shops, restaurants and other consumer related businesses.
- Local Classified — local employment, automotive, real estate and other advertising.

- National — national and major accounts such as wireless communications companies, airlines and hotels.

We believe that our advertising revenue tends to be more stable than the advertising revenue of large metropolitan and national print media because we rely primarily on local rather than national advertising. We generally derive 95% of our advertising revenue from local advertising (both local display and local classified) and only 5% from national advertising. Local advertising tends to be less sensitive to economic cycles than national advertising as local businesses generally have fewer effective advertising channels through which to reach their customers. We are also less reliant than large metropolitan newspapers upon classified advertising, particularly the recruiting and real estate categories, which are generally more sensitive to economic conditions.

Our advertising rate structures vary among our publications and are a function of various factors, including local market conditions, competition, circulation, readership and demographics. Our corporate management works with our local newspaper management to approve advertising rates and a portion of our publishers' compensation is based upon increases in advertising revenue. We share advertising concepts throughout our network of publishers and advertising managers, enabling them to utilize advertising products and sales strategies that are successful in other markets we serve.

Substantially all of our advertising revenue is derived from a diverse group of local retailers and local classified advertisers, resulting in very limited customer concentration. No single advertiser accounted for more than 1% of our pro forma total revenue in 2007 or our total revenue in 2005, 2006 or 2007 and our 20 largest advertisers accounted for less than 5% of our pro forma total revenue in 2007.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter, followed by our third quarter, historically are our weakest quarters of the year in terms of revenue. Correspondingly, our second fiscal quarter, and fourth fiscal quarter, historically are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

Circulation

Our circulation revenue is derived from home delivery sales to subscribers and single copy sales at retail stores and vending racks and boxes. We own 101 paid daily publications that range in circulation from approximately 1,000 to over 68,000 and 191 paid weekly publications that range in circulation from approximately 1,000 to 24,000. Circulation revenue accounted for approximately 16%, 17% and 20% of our total revenue in 2005, 2006 and 2007, respectively, and 21% of our pro forma total revenue in 2007.

Subscriptions are typically sold for three- to twelve-month terms and often include promotions to extend the average subscription period. We implement marketing programs to increase readership through subscription and single copy sales, including Company-wide and local circulation contests, door-to-door sales and strategic alliances with local schools in the form of "Newspapers in Education" programs. In addition, since the adoption of the Telemarketing Sales Rule by the Federal Trade Commission in 2003, which created a national "do not call" registry, we have increased our use of "EZ Pay" programs, door to door sales, kiosks, sampling programs, in-paper promotions and online promotions to increase our circulation.

We encourage subscriber use of EZ Pay, a monthly credit card charge or direct bank debit payment program, which has led to higher retention rates for subscribers. We also use an active stop-loss program for all expiring subscribers. Additionally, in order to improve our circulation revenue and circulation trends, we periodically review the need for quality enhancements, such as:

- Upgrading and expanding printing facilities and printing presses.
- Increasing the use of color and color photographs.
- Improving graphic design, including complete redesigns.
- Developing creative and interactive promotional campaigns.
- Converting selected newspapers from afternoon to morning publications.

- Converting selected publications from free circulation to paid and vice versa.

We have also recently brought on board two Vice Presidents of Circulation who have had stellar careers in this field. We will leverage their expertise in growing circulation across our portfolio of products.

Other

We provide commercial printing services to third parties on a competitive bid basis as a means to generate incremental revenue and utilize excess printing capacity. These customers consist primarily of other publishers that do not have their own printing presses and do not compete with our publications. We also print other commercial materials, including flyers, business cards and invitations. Other sources of revenue, including commercial printing, accounted for approximately 10%, 7% and 6% of our total revenue in 2005, 2006 and 2007, respectively, and 6% of our pro forma total revenue in 2007.

Printing and Distribution

We operate 69 print facilities and had an additional print facility up for sale. We own 68 of these facilities and lease the remaining one. Each of our print facilities produces eight publications on average and is generally located within 60 miles of the communities it serves. Our publications are generally fully paginated using image-setter technology, which allows for design flexibility and high quality reproduction of color graphics. By clustering our production resources, we are able to reduce the operating costs of our publications while increasing the quality of our small and midsize market publications that would typically not otherwise have access to high quality production facilities. We also reduce future capital expenditure needs by having fewer overall pressrooms and buildings. We believe our superior production quality is critical to maintaining and enhancing our position as the leading provider of local news coverage in the markets we serve.

The distribution of our daily newspapers is typically outsourced to independent, locally based, third-party distributors that also distribute a majority of our weekly newspapers and non-newspaper publications. In addition, certain of our shopper and weekly publications are delivered via the U.S. Postal Service.

Newsprint

We have been a member of a newsprint-buying consortium since March 2002 which enables our local publishers to obtain favorable pricing by purchasing newsprint from local mills at reduced rates negotiated by the consortium. As a result, we have generally been able to purchase newsprint at a price of $10 to $12 per metric ton below the market price. On August 1, 2006, we switched to a larger newsprint-buying consortium that will give us improved pricing and assurance of adequate supply as compared to our previous newsprint provider. We generally maintain a 30 – 35-day inventory of newsprint.

Historically, the market price of newsprint has been volatile, reaching a high of approximately $750 per metric ton in 1996 and a low of $410 per metric ton in 2002. The average market price of newsprint during 2007 was approximately $589 per metric ton.

In 2007, on a pro forma basis, we purchased approximately 83,000 metric tons of newsprint (including for commercial printing) and the cost of our newsprint consumption totaled approximately $50.8 million. Our newsprint expense generally averages less than 10% of total revenue, which compares favorably to larger, metropolitan newspapers.

Competition

Each of our publications competes for advertising revenue to varying degrees with direct mail, yellow pages, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, shoppers and other print and online media sources. However we believe that barriers to entry are high in our markets due to our position as the preeminent source for local news and information therein, because our markets are generally not large enough to support a second newspaper and because our local news gathering infrastructures, sales networks and relationships would be time consuming and costly to replicate. We also have highly recognized local brand names and long histories in the towns we serve.

We provide our readers with community-specific content, which is generally not available from other media sources. Our direct and focused coverage of the market and our cost effective advertising rates relative to more broadly circulated metropolitan newspapers allow us to tailor an approach for our advertisers. As a result, our publications generally capture a large share of local advertising in the markets they serve.

The level of competition and primary competitors we face vary from market to market. Competition tends to be based on penetration, demographic and quality factors, as opposed to price factors. The competitive environment in each of our operating regions is discussed in greater detail below.

Northeast Region. In the Northeast region, the *Boston Globe*, a metropolitan daily owned by the New York Times Company, competes with us throughout eastern Massachusetts. In addition, we compete in Massachusetts with more than 30 other weekly or daily newspaper companies (that publish a combined total of approximately 16 dailies and 50 weeklies), three major radio station operators, five local network television broadcasters, one cable company and numerous niche publications for advertising revenues. We believe that our publications generally deliver the highest household coverage in their respective markets.

Western Region. The Western region consists of 50 markets and we believe our publications are the dominant print advertising media in the vast majority of these markets. There are radio stations in or within 20 miles of every market we are in, but we do not believe that any of these radio station operators pose a significant competitive threat to our publications. Yellow page advertising is prevalent in all of our markets with either a local phone book or a regional phone book. We believe that, in most cases, yellow page advertising is geared more towards the professional services such as attorneys and doctors and not the local retail advertisers, as is the focus with our non-directory publications. In the Western region, we face regional competition with three of our daily newspapers in Illinois. Lee Enterprises has the *Southern Illinoisan* that is located in Carbondale. This is a regional newspaper that competes with our dailies in Marion, Benton, West Frankfort and DuQuoin. In all four of these cases, we believe our publications are the dominant local daily, but do compete on a regional basis with the larger dailies. We also compete with shoppers or weekly newspapers. This competition comes from small independent operators and we do not believe it is significant. We have very little television competition in the Western region because of our geographic location in relation to major markets. There are no local television affiliates in our markets.

Northern Midwest Region. In our Northern Midwest markets we believe our publications are generally the dominant media in those markets. Our only significant competition comes from regional television stations in Adrian, Michigan and Leavenworth, Kansas. We also face competition from dozens of other competitors such as other local daily and weekly papers and niche publications, as well as radio, other television stations, directories, direct mail and non-local internet websites, but none of these have proven to be significant.

Southern Midwest Region. In our Southern Midwest markets we believe our publications are generally the dominant media in those markets. Our major competition comes from regional daily newspapers, specifically: *The Advocate* in Baton Rouge, Louisiana; *The American Press* in Lake Charles, Louisiana; *The Joplin Globe*; and the *Wichita Eagle*. We also face competition from numerous other daily and weekly papers, local radio stations, shopping guides, directories and niche publications. We believe our publications tend to be the dominant publications in their market.

Atlantic Region. In our Atlantic markets we believe our publications are generally the dominant media in those markets. Daily newspapers owned by Gannett Publishing (*The Star-Gazette* in Elmira, NY and the *Chambersburg* (PA) *Public-Opinion*) compete with us in several markets in the Atlantic region. We also face competition from other major newspaper companies in several other Atlantic region markets: Schurz Communication's Hagerstown (MD) *Herald-Mail*; Times-Shamrock Company's Scranton (PA) *The Times-Tribune* and Towanda *Daily/Sunday Review*; Community Newspaper Holdings, Inc.'s ("CNHI") *Sunbury Daily Item*; Ogden-Nutting's *Williamsport Sun-Gazette*; Newshouse Newspaper's *Syracuse Post-Standard*; and CNHI's *Cumberland* (MD) *Times News*. Our competitors in the Atlantic region also include numerous other daily and weekly newspapers, local radio stations, shopping guides, directories and niche publications. We believe our publications, many of which have an extensive history in the market, tend to be the dominant local publication.

Management and Employees

Each of the six members of our executive management team have an average of over 20 years of industry experience and a long history of identifying, acquiring and improving the operations of acquired publications. Our executive management team has managed community newspapers in various economic cycles. We also have a seasoned team of managers at the local level, where our 109 publishers have an average of approximately 20 years of industry experience.

We had approximately 7,212 full time equivalent employees, consisting of hourly and salaried employees. We employ union personnel at sixty nine of our 515 core publications (less than 1,341 full-time equivalent employees). There were 27 collective bargaining agreements covering union personnel and no single agreement covered more than 250 employees. We believe that relations with our employees are generally good and we have had no work stoppages at any of our publications.

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, local and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had, and will continue to have, an impact on our operations, but has, since our incorporation in 1997, been accomplished without having a material adverse effect on our operations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to us and insurance procured with respect to certain environmental matters, we do not expect environmental costs or contingencies to be material or to have a material adverse effect on us. Our operations involve risks in these areas, however, and we cannot assure you that we will not incur material costs or liabilities in the future which could adversely affect us.

Corporate Governance and Public Information

The address of our website is *www.gatehousemedia.com*. Stockholders can access a wide variety of information on our website, including news releases, Securities and Exchange Commission (the "SEC") filings, information we are required to post online pursuant to applicable SEC and New York Stock Exchange rules, newspaper profiles and online links. We make available via our website, all filings we make under the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, and related amendments, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. All such filings are available free of charge. Neither the content of our corporate website nor any other website referred to in this report is not incorporated by reference into this report unless expressly noted.

List of Our Dailies, Weeklies, Shoppers and Directories

Our dailies, weeklies, shoppers and directories are listed below:

Northeast Region

Publication	Principal City, State	Type
The Enterprise	Brockton, MA	Daily
The MetroWest Daily News	Framingham, MA	Daily
The Milford Daily News	Milford, MA	Daily
The Daily News Transcript	Norwood, MA	Daily
Patriot Ledger	Quincy, MA	Daily
The Daily News Tribune	Waltham, MA	Daily
The Herald News	Fall River, MA	Daily
Taunton Daily Gazette	Taunton, MA	Daily
Norwich Bulletin	Norwich, CT	Daily
Abington Mariner/Rockland Standard	Abington, MA	Paid Weekly
The Beacon	Acton/Roxboro, MA	Paid Weekly
Allston/Brighton TAB	Allston, MA	Paid Weekly
Amesbury News	Amesbury, MA	Paid Weekly
The Arlington Advocate	Arlington, MA	Paid Weekly
Ashland TAB	Ashland, MA	Paid Weekly
Bedford Minuteman	Bedford, MA	Paid Weekly
Belmont Citizen-Herald	Belmont, MA	Paid Weekly
Beverly Citizen	Beverly, MA	Paid Weekly
Billerica Minuteman	Billerica, MA	Paid Weekly
The Bolton Common	Bolton, MA	Paid Weekly
Tri-Town Transcript	Boxford, MA	Paid Weekly
Braintree Forum	Braintree, MA	Paid Weekly
The Cape Codder	Brewster, MA	Paid Weekly
Burlington Union	Burlington, MA	Paid Weekly
Cambridge Chronicle	Cambridge, MA	Paid Weekly
Canton Journal	Canton, MA	Paid Weekly
Carver Reporter	Carver, MA	Paid Weekly
Chelmsford Independent	Chelmsford, MA	Paid Weekly
The Lancaster Times & Clinton Courier	Clinton, MA	Paid Weekly
Cohasset Mariner	Cohasset, MA	Paid Weekly
The Concord Journal	Concord, MA	Paid Weekly
Danvers Herald	Danvers, MA	Paid Weekly
Dover/Sherborn Press	Dover, MA	Paid Weekly
Halifax/Plympton Reporter	Halifax, MA	Paid Weekly
Hamilton-Wenham Chronicle	Hamilton, MA	Paid Weekly
Hanover Mariner	Hanover, MA	Paid Weekly
The Harvard Post	Harvard, MA	Paid Weekly
Harwich Oracle	Harwich, MA	Paid Weekly
The Hingham Journal	Hingham, MA	Paid Weekly
Holbrook Sun	Holbrook, MA	Paid Weekly
Holliston TAB	Holliston, MA	Paid Weekly
Hopkinton Crier	Hopkinton, MA	Paid Weekly
Hudson Sun	Hudson, MA	Paid Weekly
The Register	Hyannis, MA	Paid Weekly
Ipswich Chronicle	Ipswich, MA	Paid Weekly
Kingston Reporter	Kingston, MA	Paid Weekly
Lexington Minuteman	Lexington, MA	Paid Weekly
Lincoln Journal	Lincoln, MA	Paid Weekly
Littleton Independent	Littleton, MA	Paid Weekly

Publication	Principal City, State	Type
Malden Observer	Malden, MA	Paid Weekly
Mansfield News	Mansfield, MA	Paid Weekly
Marblehead Reporter	Marblehead, MA	Paid Weekly
The Sentinel	Marion, MA	Paid Weekly
Marlborough Enterprise	Marlborough, MA	Paid Weekly
Marshfield Mariner	Marshfield, MA	Paid Weekly
The Beacon-Villager	Maynard/Stow, MA	Paid Weekly
Medfield Press	Medfield, MA	Paid Weekly
Medford Transcript	Medford, MA	Paid Weekly
Melrose Free Press	Melrose, MA	Paid Weekly
Natick Bulletin & Tab	Natick, MA	Paid Weekly
North Andover Citizen	North Andover, MA	Paid Weekly
The Northborough/Southborough Villager	Northborough/Southborough, MA	Paid Weekly
Norton Mirror	Norton, MA	Paid Weekly
Norwell Mariner	Norwell, MA	Paid Weekly
Easton Journal	Easton, MA	Paid Weekly
Westwood Press	Framingham, MA	Paid Weekly
Georgetown Record	Georgetown, MA	Paid Weekly
Old Colony Memorial	Plymouth, MA	Paid Weekly
The Reading Advocate	Reading, MA	Paid Weekly
Roslindale Transcript	Roslindale, MA	Paid Weekly
Saugus Advertiser	Saugus, MA	Paid Weekly
Scituate Mariner	Scituate, MA	Paid Weekly
Sharon Advocate	Sharon, MA	Paid Weekly
Shrewsbury Chronicle	Shrewsbury, MA	Paid Weekly
Somerville Journal	Somerville, MA	Paid Weekly
Stoughton Journal	Stoughton, MA	Paid Weekly
The Sudbury Town Crier	Sudbury, MA	Paid Weekly
Swampscott Reporter	Swampscott, MA	Paid Weekly
Tewksbury Reporter	Tewksbury, MA	Paid Weekly
Wakefield Observer	Wakefield, MA	Paid Weekly
Wareham Courier	Wareham, MA	Paid Weekly
Watertown TAB & Press	Watertown, MA	Paid Weekly
The Wayland Town Crier	Wayland, MA	Paid Weekly
The Wellesley Townsman	Wellesley, MA	Paid Weekly
West Roxbury Transcript	West Roxbury, MA	Paid Weekly
Westborough News	Westborough, MA	Paid Weekly
Westford Eagle	Westford, MA	Paid Weekly
The Weston Town Crier	Weston, MA	Paid Weekly
Weymouth News	Weymouth, MA	Paid Weekly
The Winchester Star	Winchester, MA	Paid Weekly
Norwood Bulletin	Norwood, MA	Paid Weekly
Pembroke Mariner & Reporter	Pembroke, MA	Paid Weekly
The North Attleborough Free Press	North Attleborough, MA	Paid Weekly
The WalpoleTimes	Walpole, MA	Paid Weekly
Avon Messenger	Avon, MA	Free Weekly
Country Gazette	Bellingham, MA	Free Weekly
North Shore Sunday	Danvers, MA	Free Weekly
Bridgewater Independent	Bridgewater, MA	Free Weekly
Brookline TAB	Brookline, MA	Free Weekly
Cambridge TAB	Cambridge, MA	Free Weekly
Duxbury Reporter	Duxbury, MA	Free Weekly
East Bridgewater Star	E. Bridgewater, MA	Free Weekly

Publication	Principal City, State	Type
Framingham TAB	Framingham, MA	Free Weekly
Hanson Town Crier	Hanson, MA	Free Weekly
Lakeville Call	Lakeville, MA	Free Weekly
Needham Times	Needham, MA	Free Weekly
Newton TAB	Newton, MA	Free Weekly
The Newburyport Current	Newburyport, MA	Free Weekly
Plymouth Bulletin	Plymouth, MA	Free Weekly
Randolph Herald	Randolph, MA	Free Weekly
Raynham Call	Raynham, MA	Free Weekly
Salem Gazette	Salem, MA	Free Weekly
Stoneham Sun	Stoneham, MA	Free Weekly
Taunton Call	Taunton, MA	Free Weekly
West Bridgewater Times	West Bridgewater, MA	Free Weekly
Whitman Times	Whitman, MA	Free Weekly
Wilmington Advocate	Wilmington, MA	Free Weekly
Woburn Advocate	Woburn, MA	Free Weekly
OJornal	Fall River, MA	Free Weekly
El Latino Expreso	Fall River, MA	Free Weekly
The Point	Fall River, MA	Free Weekly
Falmouth Bulletin	Falmouth, MA	Free Weekly
Sandwich Broadsider	Sandwich, MA	Free Weekly
Bourne Courier	Bourne, MA	Free Weekly
Cape Ann Beacon	Cape Ann, MA	Free Weekly
O Journal Brasieiro	Fall River, MA	Free Weekly
The Wrap/Quincy	Quincy, MA	Shopper
The Wrap/Brockton	Brockton, MA	Shopper
Brockton Pennysaver	Brockton, MA	Shopper
Mashpee/Cotuit Pennysaver	Cotuit, MA	Shopper
Dennis Pennysaver	Dennis, MA	Shopper
Hyannis/Centerville Pennysaver	Hyannis, MA	Shopper
Yarmouth Pennysaver	South Yarmouth, MA	Shopper
Better Living	Taunton, MA	Shopper
South Coast Life	Fall River, MA	Shopper
Shop Local Town and Country	Norwich, CT	Shopper
Shop Local Shoreline	Norwich, CT	Shopper

Western Region

Publication	Principal City, State	Type
Benton Evening News	Benton, IL	Daily
Daily Ledger	Canton, IL	Daily
The Carmi Times	Carmi, IL	Daily
Du Quoin Evening Call	Du Quoin, IL	Daily
The Journal Standard	Freeport, IL	Daily
Eldorado Daily Journal	Eldorado, IL	Daily
Harrisburg Daily Register	Harrisburg, IL	Daily
La Junta Tribune Democrat	La Junta, CO	Daily
Macomb Journal	Macomb, IL	Daily
Marion Daily Republican	Marion, IL	Daily
Daily Review Atlas	Monmouth, IL	Daily
The Olney Daily Mail	Olney, IL	Daily
Pekin Daily Times	Pekin, IL	Daily
Daily Leader	Pontiac, IL	Daily
The Daily Independent	Ridgecrest, CA	Daily
Star-Courier	Kewanee, IL	Daily
Telluride Daily Planet	Telluride, CO	Daily
Daily American	West Frankfort, IL	Daily
Siskiyou Daily News	Yreka, CA	Daily
Journal Star	Peoria, IL	Daily
The Register-Mail	Galesburg, IL	Daily
The State Journal-Register	Springfield, IL	Daily
The Courier	Lincoln, IL	Daily
Rockford Register Star	Rockford, IL	Daily
Advocate Press	Flora, IL	Paid Weekly
Press	Addison/Bensenville/Wood Dale, IL	Paid Weekly
The Times Record	Aledo, IL	Paid Weekly
Life	Berwyn/Cicero, IL	Paid Weekly
Suburban Life	Brookfield, IL	Paid Weekly
The Weekly Times	Carmi, IL	Paid Weekly
Press	Bloomingdale/Glendale Heights/ Carol Stream/Roselle/Itasca, IL	Paid Weekly
Randolph County Herald Tribune	Chester, IL	Paid Weekly
Steeleville Ledger	Steeleville, IL	Paid Weekly
The Progress	Christopher, IL	Paid Weekly
Ridgway News	Shawneetown, IL	Paid Weekly
Tri-County News	Cottonwood, MN	Paid Weekly
Suburban Life	Countryside, IL	Paid Weekly
Suburban Life	Darien, IL	Paid Weekly
Reporter	Downers Grove, IL	Paid Weekly
Ashley News	Ashley, IL	Paid Weekly
Du Quoin News	Du Quoin, IL	Paid Weekly
Press	Elmhurst, IL	Paid Weekly
The Blade	Fairbury, IL	Paid Weekly
The Geneseo Republic	Geneseo, IL	Paid Weekly
Cambridge Chronicle	Cambridge, IL	Paid Weekly
Chillicothe Times Bulletin	Chillicothe, IL	Paid Weekly
East Peoria Times-Courier	East Peoria, IL	Paid Weekly
Morton Times News	Morton, IL	Paid Weekly
Orion Gazette	Orion, IL	Paid Weekly
Arizona Silverbelt	Globe, AZ	Paid Weekly
Moccasin	Globe, AZ	Paid Weekly

Publication	Principal City, State	Type
Granite Falls Advocate-Tribute	Granite Falls, MN	Paid Weekly
The Gridley Herald	Gridley, CA	Paid Weekly
The Spokesman	Herrin, IL	Paid Weekly
Suburban Life	Hinsdale, IL	Paid Weekly
Farmside	Huntley, IL	Paid Weekly
Suburban Life	La Grange, IL	Paid Weekly
Ag Journal	La Junta, CO	Paid Weekly
Bent County Democrat	Las Pimas, CO	Paid Weekly
Fowler Tribune	Fowler, CO	Paid Weekly
Reporter	Lemont, IL	Paid Weekly
Spectator	Lombard, IL	Paid Weekly
Oquawka Current	Oquawka, IL	Paid Weekly
Montevideo American News	Montevideo, MN	Paid Weekly
Dunsmuir News	Dunsmuir, CA	Paid Weekly
Mount Shasta Herald	Mount Shasta, CA	Paid Weekly
Weed Press	Weed, CA	Paid Weekly
Murphysboro American	Murphysboro, IL	Paid Weekly
Newton Press Mentor	Newton, IL	Paid Weekly
Norris City Banner	Norris City, IL	Paid Weekly
The Weekly Mail	Olney, IL	Paid Weekly
Home Times	Pontiac, IL	Paid Weekly
Redwood Gazette	Redwood Falls, MN	Paid Weekly
Suburban Life	Riverside, IL	Paid Weekly
Gallatin Democrat	Shawneetown, IL	Paid Weekly
Sleepy Eye Herald Dispatch	Sleepy Eye, MN	Paid Weekly
St. James Plaindealer	St. James, MN	Paid Weekly
Midway Driller	Taft, CA	Paid Weekly
Norwood Post	Norwood, CO	Paid Weekly
Silverton Standard	Silverton, CO	Paid Weekly
Teutopolis Press	Teutopolis, IL	Paid Weekly
SI Trader	West Frankfort, IL	Paid Weekly
Argus	Villa Park, IL	Paid Weekly
The Wabasso Standard	Wabasso, MN	Paid Weekly
Press	Winfield/Warrenville/West Chicago, IL	Paid Weekly
Suburban Life	Westchester, IL	Paid Weekly
Progress	Westmont, IL	Paid Weekly
Reporter	Bolingbrook/Lisle/Naperville, IL	Paid Weekly
Galva News	Galva, IL	Paid Weekly
Republican	Batavia, IL	Free Weekly
Republican	Geneva, IL	Free Weekly
News	Glen Ellyn, IL	Free Weekly
Republican	St. Charles, IL	Free Weekly
Leader	Wheaton, IL	Free Weekly
Espejo	Rockford, IL	Free Weekly
The Paper	Galesburg, IL	Free Weekly
BusinessRockford.com	Rockford, IL	Free Weekly
Press	Bartlett, IL	Free Weekly
Peoria Times-Observer	Peoria, IL	Free Weekly
Washington Times Reporter	Washington, IL	Free Weekly
White County Shopper News	Carmi, IL	Shopper
CCAP Special	Flora, IL	Shopper
The Scene	Freeport, IL	Shopper
Fulton County Shopper	Canton, IL	Shopper

Publication	Principal City, State	Type
Gila County Advantage	Globe, AZ	Shopper
The Gridley Shopping News	Gridley, CA	Shopper
Henry County Advertizer/Shopper	Geneseo, IL	Shopper
Herrin Free Time	Herrin, IL	Shopper
Marion Free Time	Marion, IL	Shopper
McDonough County Shopper	Macomb, IL	Shopper
Money Stretcher	Galatia, IL	Shopper
Pennysaver	Monmouth, IL	Shopper
The Star Advisor	Montevideo, MN	Shopper
Super Saver Advertiser	Mount Shasta, CA	Shopper
American Monday	Murphysboro, IL	Shopper
Jasper County News Eagle	Olney, IL	Shopper
Advantage	Olney, IL	Shopper
Livingston Shopping News	Pontiac, IL	Shopper
Redwood Falls Livewire	Redwood Falls, MN	Shopper
Ridgecrest Ad Delivery	Ridgecrest, CA	Shopper
Brown County Reminder	Sleepy Eye, MN	Shopper
Town and Country Shopper	St. James, MN	Shopper
Star Power	Kewanee, IL	Shopper
Springfield Shopper	Springfield, IL	Shopper
Bargain Hunter	Taft, CA	Shopper
Town Crier	Aledo, IL	Shopper
Select Homes	Downers Grove, IL	Shopper
Franklin Press	West Frankfort, IL	Shopper
The Link	Yreka, CA	Shopper
Star Shopper	Rockford, IL	Shopper
US Express	Peoria, IL	Shopper
Pekin Express	Peoria, IL	Shopper
Logan County Shopper	Lincoln, IL	Shopper
Springfield Advertiser	Springfield, IL	Shopper
Chillicothe Choo Choo Advertiser	Chillicothe, IL	Shopper
Eastside Advertiser	East Peoria, IL	Shopper
Morton Pumpkin Advertiser	Morton, IL	Shopper

Northern Midwest Region

Publication	Principal City, State	Type
The Daily Telegram	Adrian, MI	Daily
Boonville Daily News	Boonville, MO	Daily
Charles City Press	Charles City, IA	Daily
Cheboygan Daily Tribune	Cheboygan, MI	Daily
Constitution Tribune	Chillicothe, MO	Daily
The Daily Reporter	Coldwater, MI	Daily
Crookston Daily Times	Crookston, MN	Daily
Devils Lake Daily Journal	Devils Lake, ND	Daily
Sentinel-Standard	Ionia, MI	Daily
Kansas City Kansan	Kansas City, KS	Daily
Kirksville Daily Express & News	Kirksville, MO	Daily
The Leavenworth Times	Leavenworth, KS	Daily
Chronicle Herald	Macon, MO	Daily
Maryville Daily Forum	Maryville, MO	Daily
The Mexico Ledger	Mexico, MO	Daily
Moberly Monitor Index	Moberly, MO	Daily
The Evening News	Sault Ste. Marie, MI	Daily
Sturgis Journal	Sturgis, MI	Daily
The Grand Island Independent	Grand Island, NE	Daily
Hannibal Courier Post	Hannibal, MO	Daily
Hillside Daily News	Hillside, MI	Daily
The Holland Sentinel	Holland, MI	Daily
The Examiner	Independence, MO	Daily
Vermillion Plain Talk	Vermillion, SD	Daily
Yankton Press & Dakotan	Yankton, SD	Daily
York News-Times	York, NE	Daily
Nebraska City News Press	Nebraska City, NE	Paid Weekly
Linn County Leader	Brookfield, MO	Paid Weekly
Mackinaw Journal	Cheboygan, MI	Paid Weekly
Bronson Journal	Bronson, MI	Paid Weekly
Jonesville Independent	Jonesville, MI	Paid Weekly
Times-Plain Dealer	Cresco, IA	Paid Weekly
Eldora Herald-Ledger	Eldora, IA	Paid Weekly
Hardin County Index	Eldora, IA	Paid Weekly
The Valley Journal	Halstad, MN	Paid Weekly
Hamburg Reporter	Hamburg, IA	Paid Weekly
New Hampton Tribune	New Hampton, IA	Paid Weekly
Syracuse Journal Democrat	Syracuse, NE	Paid Weekly
Lansing This Week	Leavenworth, KS	Free Weekly
The Fort Leavenworth Lamp	Leavenworth, KS	Free Weekly
Hamilton Herald	Holland, MI	Free Weekly
Zeeland Sentinel	Holland, MI	Free Weekly
West Michigan Senior Times	Kalamazoo, MI	Free Weekly
Town and Country	Yankton, SD	Free Weekly
The Sampler	Hillsdale, MI	Free Weekly
Adrian Access Shopper	Adrian, MI	Shopper
Adrian Medley	Adrian, MI	Shopper
The Record	Boonville, MO	Shopper
Sho-Me Shopper	Brookfield, MO	Shopper
The Extra	Charles City, IA	Shopper
Northeast Iowa Shopper	Charles City, IA	Shopper
Shopper Fair	Cheboygan, MI	Shopper

Publication	Principal City, State	Type
C.T. Extra	Chillicothe, MO	Shopper
Chronicle Shopper	Leavenworth, KS	Shopper
The Reporter Extra	Coldwater, MI	Shopper
Coldwater Shoppers Guide	Coldwater, MI	Shopper
The Extra	Cresco, IA	Shopper
Crookston Valley Shopper	Crookston, MN	Shopper
The Country Peddler	Devils Lake, ND	Shopper
The Gentry County Shopper	Albany, MO	Shopper
The Shopper	Halstad, MN	Shopper
Penny Press 4	Hiawatha, KS	Shopper
Sentinel-Standard TMC	Ionia, MI	Shopper
Wyandotte County Shopper	Kansas City, KS	Shopper
Kirksville Crier	Kirksville, MO	Shopper
NEMO Trader	La Plata, MO	Shopper
Macon Journal	Macon, MO	Shopper
Penny Press 2	Maryville, MO	Shopper
The Shopper	Moberly, MO	Shopper
Penny Press 1	Nebraska City, NE	Shopper
Tri County Buyers Guide	Sault Ste. Marie, MI	Shopper
Sturgis Gateway Shopper	Sturgis, MI	Shopper
Flashes Shopping Guide	Allegan, MI	Shopper
Heartland Shopper	Grand Island, NE	Shopper
Salt River Journal	Hannibal, MO	Shopper
The Extra	Independence, MO	Shopper
Broadcaster Press	Vermillion, SD	Shopper
Missouri Valley Shopper	Yankton, SD	Shopper
Trade & Transactions Advantage	York, NE	Shopper
Tip Off	Jonesville, MI	Shopper
Trade West	Grand Island, NE	Shopper

Southern Midwest Region

Publication	Principal City, State	Type
Daily Siftings Herald	Arkadelphia, AR	Daily
Augusta Daily Gazette	Augusta, KS	Daily
The Bastrop Daily Enterprise	Bastrop, LA	Daily
Lake Sun Leader	Camdenton, MO	Daily
The Carthage Press	Carthage, MO	Daily
Derby Reporter	Derby, KS	Daily
The El Dorado Times	El Dorado, KS	Daily
The Daily World	Helena, AR	Daily
Hope Star	Hope, AR	Daily
Beauregard Daily News	DeRidder, LA	Daily
Leesville Daily Leader	Leesville, LA	Daily
Southwest Daily News	Sulphur, LA	Daily
McPherson Sentinel	McPherson, KS	Daily
Neosho Daily News	Neosho, MO	Daily
The Pratt Tribune	Pratt, KS	Daily
Rolla Daily News	Rolla, MO	Daily
Stuttgart Daily Leader	Stuttgart, AR	Daily
The Daily Guide	Waynesville, MO	Daily
Wellington Daily News	Wellington, KS	Daily
The Repository	Canton, OH	Daily
The Independent	Massilon, OH	Daily
The Times-Reporter	Dover/New Philadelphia, OH	Daily
The Daily Ardmoreite	Ardmore, OK	Daily
Dodge City Daily Globe	Dodge City, KS	Daily
The Newton Kansan	Newton, KS	Daily
The Oak Ridger	Oak Ridge, TN	Daily
The Morning Sun	Pittsburg, KS	Daily
The Shawnee News-Star	Shawnee, OK	Daily
Winter Haven News Chief	Winter Haven, FL	Daily
Gurdon Times	Arkadelphia, AR	Paid Weekly
The Donaldsonville Chief	Donaldsonville, LA	Paid Weekly
Gonzales Weekly Citizen	Gonzales, LA	Paid Weekly
The Vedette	Greenfield/Miller, MO	Paid Weekly
The Sun Times	Heber Springs, AR	Paid Weekly
Nevada County Picayune	Hope, AR	Paid Weekly
Vinton News	Sulphur, LA	Paid Weekly
The Post – Focus on Rural Living	Neosho, MO	Paid Weekly
Newport Independent	Newport, AR	Paid Weekly
The Cajun Gazette	Pierre Part, LA	Paid Weekly
Post South	Plaquemine, LA	Paid Weekly
Barber County Index	Medicine Lodge, KS	Paid Weekly
St. Johns News	St. Johns, KS	Paid Weekly
Kiowa County Signal	Greensburg, KS	Paid Weekly
St. James Leader Journal	St. James, MO	Paid Weekly
The White Hall Journal	White Hall, AR	Paid Weekly
Aurora Advertiser	Aurora, MO	Paid Weekly
Girard Press	Girard, KS	Paid Weekly
West Side Star	Laurie, MO	Free Weekly
Lake Lifestyles Magazine	Osage Beach, MO	Free Weekly
Lake Area News Focus	Osage Beach, MO	Free Weekly
Vacation News	Osage Beach, MO	Free Weekly
Homes	Camdenton, MO	Free Weekly

Publication	Principal City, State	Type
The Suburbanite	Green, OH	Free Weekly
Tube Tab	Osage Beach, MO	Free Weekly
Lake of Ozarks Real Estate	Osage Beach, MO	Free Weekly
The Job Guide	Camdenton, MO	Free Weekly
La Estrella	Dodge City, KS	Free Weekly
The Arsenal Sentinel	White Hall, AR	Free Weekly
Arkadelphia Extra	Arkadelphia, AR	Free Weekly
The Carthage Press Scope	Carthage, MO	Free Weekly
Daily World TMC	Helena, AR	Free Weekly
Star Extra	Hope, AR	Free Weekly
Neighborhood Showcase	Neosho, MO	Free Weekly
Rolla Daily News "Plus"	Rolla, MO	Free Weekly
The Xtra	Stuttgart, AR	Free Weekly
Guardian	Sulphur, LA	Free Weekly
The Pennysaver	Bastrop, LA	Shopper
Pennysaver	Camdenton, MO	Shopper
At Home	Laurie, MO	Shopper
Real Estate Central Missouri RE	Columbia, MO	Shopper
Shoppers Guide	Derby, KS	Shopper
Shoppers Guide	El Dorado, KS	Shopper
Nickel Ads	Gonzales, LA	Shopper
The Marketeer	Gonzales, LA	Shopper
Lake Stockton Shopper	Greenfield/Miller, MO	Shopper
Big Nickel	Joplin, MO	Shopper
Calcasieu Shopper	Sulphur, LA	Shopper
South Central Kansas Shoppers Guide	McPherson, KS	Shopper
Lake of the Ozarks Boats	Osage Beach, MO	Shopper
West Bank Shopper	Plaquemine, LA	Shopper
Sunflower Shopper	Pratt, KS	Shopper
Pulaski County Weekly	Waynesville, MO	Shopper
The Weekender	Wellington, KS	Shopper
Stark Values	Canton, OH	Shopper
TMC-EXTRA	Dover/New Philadelphia, OH	Shopper
Entertainment Spotlight	Ardmore, OK	Shopper
Big AA Shopper	Aurora, MO	Shopper
Shoppers Weekly	Dodge City, KS	Shopper
Prairie Shopper	Newton, KS	Shopper
Prairie Shopper Plus	Newton, KS	Shopper
The Sunland Shopper	Pittsburg, KS	Shopper
Shopper's Advantage	Shawnee, OK	Shopper
The Polk Shopper	Winter Haven, FL	Shopper
Augusta Advertiser	Augusta, KS	Shopper

Atlantic Region

Publication	Principal City, State	Type
The Leader	Corning, NY	Daily
The Evening Telegram	Herkimer, NY	Daily
The Wayne Independent	Honesdale, PA	Daily
Evening Tribune	Hornell, NY	Daily
Mineral Daily News Tribune	Keyser, WV	Daily
The Evening Times	Little Falls, NY	Daily
The Standard Journal	Milton, PA	Daily
The Palladium-Times	Oswego, NY	Daily
Morning Times	Sayre, PA	Daily
The Record Herald	Waynesboro, PA	Daily
Wellsville Daily Reporter	Wellsville, NY	Daily
Daily Messenger	Canandaigua, NY	Daily
Utica Observer-Dispatch	Utica, NY	Daily
Mid-York Weekly	Hamilton, NY	Paid Weekly
The Villager	Moscow, PA	Paid Weekly
Carbondale News	Carbondale, PA	Paid Weekly
Genesee Country Express	Dansville, NY	Paid Weekly
The Echo Pilot	Greencastle, PA	Paid Weekly
News Eagle	Hawley, PA	Paid Weekly
The Chronicle-Express	Penn Yan, NY	Paid Weekly
The Jackson Star News	Ravenswood, WV	Paid Weekly
The Jackson Herald	Ripley, WV	Paid Weekly
Brighton-Pittsford Post	Brighton/Pittsford, NY	Paid Weekly
Greece Post	Greece, NY	Paid Weekly
Irondequoit Post	Irondequoit, NY	Paid Weekly
Webster Post	Webster, NY	Paid Weekly
Gates-Chili Post	Gates/Chili, NY	Paid Weekly
Rush-Henrietta Post	Rush/Henrietta, NY	Paid Weekly
Penfield Post	Penfield, NY	Paid Weekly
Saugerties Post Star	Saugerties, NY	Paid Weekly
Fairport-ER Post	Fairport, NY	Paid Weekly
Palmyra Courier-Journal	Palmyra, NY	Paid Weekly
Spencerport-Hilton Post	Spencerport/Hilton, NY	Paid Weekly
Steuben Courier Advocate	Bath, NY	Free Weekly
Brighton-Pittsford Community Post	Brighton/Pittsford, NY	Free Weekly
Canandaigua-Naples Community Post	Canandaigua/Naples, NY	Free Weekly
Fairport-ER Community Post	Fairport, NY	Free Weekly
Gates-Chili Community Post	Gates/Chili, NY	Free Weekly
Greece Community Post	Greece, NY	Free Weekly
Irondequoit Community Post	Irondequoit, NY	Free Weekly
Penfield Community Post	Penfield, NY	Free Weekly
Rush-Henrietta Community Post	Rush/Henrietta, NY	Free Weekly
Spencerport-Hilton Community Post	Spencerport/Hilton, NY	Free Weekly
Victor-Farmington Community Post	Victor/Farmington, NY	Free Weekly
Webster Community Post	Webster, NY	Free Weekly
Fusion	Utica, NY	Free Weekly
The Pennysaver	Utica, NY	Shopper
Hornell Canisteo Penn-E-Saver	Canisteo, NY	Shopper
Corning Pennysaver	Corning, NY	Shopper
Geneseeway Shopper	Dansville, NY	Shopper
Dansville-Wayland Pennysaver	Dansville/Wayland, NY	Shopper
Images	Herkimer, NY	Shopper

Publication	Principal City, State	Type
The Independent Extra	Honesdale, PA	Shopper
The Tribune Extra	Hornell, NY	Shopper
The Shopper	Horseheads, NY	Shopper
Today's Shopper	Keyser, WV	Shopper
Catskill Shopper	Liberty, NY	Shopper
Mohawk Valley Pennysaver	Ft. Plain, NY	Shopper
The Palladium Pennysaver	Oswego, NY	Shopper
Star Herald Weekender	Ripley, WV	Shopper
Mountain Pennysaver	Saugerties, NY	Shopper
Saugerties Pennysaver	Saugerties, NY	Shopper
The Times Extra	Sayre, PA	Shopper
Allegany County Pennysaver	Wellsville, NY	Shopper
Chronicle Ad-Viser	Penn Yan, NY	Shopper
Timesaver	Wayne Co., NY	Shopper

Yellow Page Directories

Publication	Principal City, State	Type
Roseville Directory	Roseville, CA	Yellow Page Directory
Greater Sacramento Directory	Sacramento, CA	Yellow Page Directory
Auburn/Grass Valley/Nevada City Directory	Auburn/Grass Valley/Nevada City, CA	Yellow Page Directory
Folsom/El Dorado/Placerville Directory	Folsom/El Dorado/Placerville, CA	Yellow Page Directory
Michigan & Indiana Phone Guide	St. Joseph County, MI and LaGrange County, IN	Yellow Page Directory
Michigan & Indiana Phone Guide	Branch County, MI and Steuben County, IN	Yellow Page Directory
The Siskiyou County Connection	Mt. Shasta, CA	Yellow Page Directory

List of Websites

Our websites are listed below.

Arkadelphia Daily Siftings Herald	siftingsherald.com
Arkadelphia Extra	siftingsherald.com
The Sun Times	thesuntimes.com
Daily World TMC	helena-arkansas.com
The Daily World	helena-arkansas.com
Hope Star	hopestar.com
Star Extra	hopestar.com
Newport Independant	newportindependent.com
Nevada County Picayune	picayune-times.com
Stuttgart Daily Leader	stuttgartdailyleader.com
The Extra	stuttgartdailyleader.com
Arizona Silver Belt	silverbelt.com
The Gridley Herald	gridleyherald.com
The Gridley Shopping News	gridleyherald.com
Dunsmuir News	mtshastanews.com
Mount Shasta Herald	mtshastanews.com
Weed Press	mtshastanews.com
The Daily Independent	ridgecrestca.com
Daily Midway Driller	taftmidwaydriller.com
Siskiyou Daily News	siskiyoudaily.com
Siskiyou Daily News Extra	siskiyoudaily.com
SureWest Directories	surewestdirectories.com
Ag Journal	agjournalonline.com
La Junta Tribune Democrat	lajuntatribunedemocrat.com
Norwood Post	norwoodpost.com
Telluride Daily Planet	telluridegateway.com
Norwich Bulletin	norwichbulletin.com
The News Chief	polktimes.com
Charles City Press	charlescitypress.com
Times-Plain Dealer	crescotimes.com
Hamburg Reporter	hamburgreporter.com
New Hampton Tribune	northeastiowafocus.com
Addison Press	chicagosuburbannews.com
Times Record	aledotimesrecord.com
Benton Evening News	bentoneveningnews.com
Berwyn Life	chicagosuburbannews.com
Cambridge Chronicle	cambridgechronicle.com
Canton Daily Ledger	cantondailyledger.com
Carmi Times	carmitimes.com
Darien Suburban Life	chicagosuburbannews.com
Downers Grove Reporter	chicagosuburbannews.com
Hinsdale Suburban Life	chicagosuburbannews.com
Lemont Reporter	chicagosuburbannews.com
Westmont Progress	chicagosuburbannews.com

Du Quoin Evening Call	duquoin.com
Advocate Press	advocatepress.com
The Journal Standard	journalstandard.com
Money Stretcher	galatiamoneystretcher.com
The Paper	thepaper.net
The Geneseo Republic	geneseorepublic.com
Geneva Republican	chicagosuburbannews.com
Bloomingdale Press	chicagosuburbannews.com
Carol Stream Press	chicagosuburbannews.com
Countryside Suburban Life	chicagosuburbannews.com
Elmhurst Press	chicagosuburbannews.com
Glen Ellyn News	chicagosuburbannews.com
Itasca Press Roselle Press	chicagosuburbannews.com
Lombard Spectator	chicagosuburbannews.com
Villa Park Argus	chicagosuburbannews.com
Harrisburg Daily Register	dailyregister.com
Star Courier	starcourier.com
La Grange Park Suburban Life	chicagosuburbannews.com
Lisle Reporter	chicagosuburbannews.com
Macomb Journal	macombjournal.com
Marion Daily Republican	mariondaily.com
Daily Review Atlas	reviewatlas.com
Brookfield Suburban Life	chicagosuburbannews.com
Suburban Life	chicagosuburbannews.com
Westchester Suburban Life	chicagosuburbannews.com
Advantage	olneydailymail.com
The Olney Daily Mail	olneydailymail.com
Orion Gazette	oriongazette.com
Pekin Daily Times	pekintimes.com
Daily Leader	pontiacdailyleader.com
Batavia Republican	chicagosuburbannews.com
Springfield Shopper	springfield-shopper.net
Huntley Farmside	chicagosuburbannews.com
Press	chicagosuburbannews.com
St. Charles Republican	chicagosuburbannews.com
Daily American	dailyamericannews.com
SI Trader	sitraders.com
The Courier	lincolncourier.com
Peoria Journal Star	pjstar.com
Register-Mail	registermail.com
Rockford Register Star	rrstar.com
The State-Journal Register	sj-r.com
Peoria Times Observer	peoriatimesobserver.com
Wheaton Leader	chicagosuburbannews.com
Augusta Daily Gazette	augustagazette.com
Derby Reporter	derbydailyrep.com

The El Dorado Times	eldoradotimes.com
Kiowa County Signal	kiowacountysignal.com
Kansas City Kansan	kansascitykansan.com
Lansing This Week	lansingthisweek.com
The Lansing Chronicle Times	lansingchronicletimes.com
Chronicle Shopper	leavenworthshopper.com
Leavenworth Times	leavenworthtimes.com
McPherson Sentinel	mcphersonsentinel.com
The Pratt Tribune	pratttribune.com
Wellington Daily News	wgtndailynews.com
The Morning Sun	morningsun.net
The Daily Globe	dodgeglobe.com
The Newton Kansan	dodgeglobe.com
The Bastrop Daily Enterprise	bastropenterprise.com
Beauregard Daily News	deridderdailynews.com
Ascension Citizen	ascensioncitizen.com
Nickel Ads	ascensioncitizen.com
The Marketeer	ascensioncitizen.com
Leesville Daily Leader	leesvilledailyleader.com
Post South	postsouth.com
West Bank Shopper	postsouth.com
Southwest Daily News	sulphurdailynews.com
The Register	barnstableregister.com
Country Gazette	thecountrygazette.com
Amesbury News	amesburynews.com
Beverly Citizen	beverlycitizen.com
Danvers Herald	danversherald.com
Georgetown Record	georgetownrecord.com
Hamilton-Wenham Chronicle	hamiltonwenhamchronicle.com
Medford Transcript	medfordtranscript.com
Melrose Free Press	melrosefreepress.com
The Newburyport Current	newburyportcurrent.com
North Andover Citizen	northandovercitizen.com
North Shore Sunday	northshoresunday.com
Stoneham Sun	stonehamsun.com
Tri-Town Transcript	tritowntranscript.com
Wakefield Observer	wakefieldobserver.com
Billerica Minuteman	thebillericaminuteman.com
Bourne Courier	uppercapecodder.com
The Enterprise	enterprisenews.com
The Cape Codder	capecodder.com
The Lancaster Times & Clinton Courier	timesandcourier.com

The Beacon	actonbeacon.com
Bedford Minuteman	bedfordminuteman.com
Burlington Union	burlingtonunion.com
Chelmsford Independent	chelmsfordindependent.com
The Concord Journal	concordjournal.com
Littleton Independent	littletonindependent.com
The Reading Advocate	readingadvocate.com
Tewksbury Advocate	tewksburyadvocate.com
Lincoln Journal	thelincolnjournal.com
Wilmington Advocate	wilmingtonadvocate.com
Woburn Advocate	woburnadvocate.com
The Herald News	heraldnews.com
Ashland TAB	ashlandweekly.com
Canton Journal	cantonjournal.com
The Daily News Transcript	dailynewstranscript.com
The Framingham Tab	framinghamtab.com
Holliston TAB	hollistontab.com
Hopkinton Crier	hopkintoncrier.com
Medfield Press	medfieldpress.com
The MetroWest Daily News	metrowestdailynews.com
Natick Bulletin and Tab	natickbulletinandtab.com
Norton Mirror	nortonmirror.com
Stoughton Journal	stoughtonjournal.com
The Sudbury Town Crier	sudburytowncrier.com
The Wayland Town Crier	waylandtowncrier.com
The Weston Town Crier	westontowncrier.com
The Bolton Common	boltoncommon.com
The Harvard Post	harvardpost.com
Cohasset Mariner	cohassetmariner.com
The Hingham Journal	hinghamjournal.com
Ipswich Chronicle	ipswichchronicle.com
The Arlington Advocate	arlingtonadvocate.com
Belmont Citizen-Herald	belmontcitizenherald.com
Lexington Minuteman	lexingtonminuteman.com
The Winchester Star	thewinchesterstar.com
Marblehead Reporter	marbleheadreporter.com
Swampscott Reporter	swampscottreporter.com
Hudson Sun	hudsonsun.com
Marlborough Enterprise	marlboroughenterprise.com
Abington Rockland Mariner	abingtonmariner.com
Carver Reporter	carverreporter.com
Duxbury Reporter	duxbury.wickedlocal.com
East Bridgewater Star	eastbridgewaterstar.com
Hanover Mariner	hanovermariner.com
Marshfield Mariner	marshfieldmariner.com

Norwell Mariner	norwellmariner.com
Pembroke Mariner & Reporter	pembrokemariner.com
Plymouth Bulletin	townonline.com\plymouth
The Beacon-Villager	beaconvillager.com
Malden Observer	maldenobserver.com
Easton Journal	theeastonjournal.com
The Milford Daily News	milforddailynews.com
Country Gazette	thecountrygazette.com
Mansfield News	themansfieldnews.com
Mothertown	mothertown.com
The North Attleborough Free Press	nafreepress.com
Allston Brighton TAB	allstonbrightontab.com
Brookline TAB	brooklinetab.com
Cambridge TAB	cambridgetab.com
Dover-Sherborn Press	doversherbornpress.com
Needham Times	needhamtimes.com
Newton TAB	newtontab.com
Watertown TAB & Press	watertowntab.com
West Roxbury Transcript	westroxburytranscript.com
The Villager	northboroughvillager.com
Norwood Bulletin	norwoodbulletin.com
Harwich Oracle	harwichoracle.com
Halifax Plympton Reporter	halifaxreporter.com
Kingston Reporter	kingstonreporter.com
Old Colony Memorial	plymouth.wickedlocal.com
The Sentinel	thesentinelnewspaper.com
Wareham Courier	wareham.wickedlocal.com
The Patriot Ledger	ledger.com
Avon Messenger	avonmessenger.com
Bridgewater Independent	bridgewaterindependent.com
Easton Bulletin	eastonbulletin.com
Hanson Town Crier	hansontowncrier.com
Lakeville Call	lakevillecall.com
Randolph Herald	randolphherald.com
Raynham Call	raynhamcall.com
Taunton Call	tauntoncall.com
The Taunton Daily Gazette	tauntongazette.com
Rockland Standard	therocklandstandard.com
West Bridgewater Times	westbridgewatertimes.com
Roslindale – West Roxbury Transcript	parkwaytranscript.com
Somerville Journal	somervillejournal.com
The Daily News Tribune	dailynewstribune.com
The Wellesley Townsman	wellesleytownsman.com
Westborough News	westboronews.com
Braintree Forum	braintreeforum.com
Holbrook Sun	holbrooksun.com

The Register	barnstableregister.com
Salem Gazette	thesalemgazette.com
Westford Eagle	westfordeagle.com
Sharon Advocate	sharonadvocate.com
Westwood Press	thewestwoodpress.com
Shrewsbury Chronicle	theshrewsburychronicle.com
Scituate Mariner	scituatemariner.com
Saugus Advertiser	saugusadvertiser.com
Roslindale Transcript	roslindaletranscript.com
Whitman Times	whitmantimes.com
Weymouth News	theweymouthnews.com
El Latino Expreso	neexpreso.com
O Jornal	ojornal.com
The Daily Telegram	lenconnect.com
Cheboygan Daily Tribune	cheboygannews.com
Mackinaw Journal	cheboygannews.com
Bronson Journal	thebronsonjournal.com
The Daily Reporter	thedailyreporter.com
Union City Register Tribune	thedailyreporter.com
The Evening News	sooeveningnews.com
Sturgis Journal	sturgisjournal.com
Sentinel-Standard	sentinel-standard.com
The Hillside Daily News	hilsdale.net
The Holland Sentinel	hollandsentinel.com
Crookston Daily Times	crookstontimes.com
Granite Falls Advocate Tribune	granitefallsnews.com
Montevideo American News	montenews.com
Redwood Gazette	redwoodfallsgazette.com
Sleepy Eye Herald Dispatch	sleepyeyenews.com
St. James Plain Dealer	stjamesnews.com
Boonville Daily News	boonvilledailynews.com
Linn County Leader	linncountyleader.com
Lake Sun Leader	lakesunleader.com
The Westside Star	westsidestar.net
The Carthage Press	carthagepress.com
Constitution Tribune	chillicothenews.com
Kirksville Daily Express	kirksvilledailyexpress.com
Chronicle Herald	maconch.com
Macon Journal	maconch.com
Maryville Daily Forum	maryvilledailyforum.com
The Mexico Ledger	mexicoledger.com
Moberly Monitor Index	moberlymonitor.com
Neosho Daily News	neoshodailynews.com
Rolla Daily News	therolladailynews.com
The Daily Guide	waynesvilledailyguide.com
The Examiner	examiner.net

The Hannibal Courier-Post	hannibal.net
Aurora Advertiser	auroraadvertiser.net
Devils Lake Daily Journal	devilslakejournal.com
Nebraska City News	ncnewspress.com
Syracuse Journal Democrat	journaldemocrat.com
The Grand Island Independent	theindependent.com
The York News-Times	yorknewstimes.com
The Leader	the-leader.com
GateHouse Media	gatehousemedia.com
The Evening Telegram	herkimertelegram.com
Evening Tribune	eveningtribune.com
The Evening Times	littlefallstimes.com
The Palladium Times	pall-times.com
Wellsville Daily Reporter	wellsvilledaily.com
Daily Messenger	mpnewspapers.com
Ad Net Direct	adnetdirect.net
The Observer-Dispatch	uticaod.com
The Repository	cantonrepository.com
The Independent	indeonline.com
The Repository	jacksonrep.com
The Suburbanite	thesuburbanite.com
The Times-Reporter	timesreporter.com
The Daily Ardmoreite	ardmoreite.com
Shawnee News-Star	news-star.com
The News Eagle	neagle.com
The Wayne Independent	wayneindependent.com
The Standard Journal	standard-journal.com
Morning Times	morning-times.com
The Record Herald	therecordherald.com
The Yankton Daily Press & Dakotan	yankton.net
The Oak Ridger	oakridger.com
Mineral Daily News Tribune	newstribune.info

Item 1A. Risk Factors

Our business and operations are subject to numerous risks, many of which are described below and elsewhere in this report. The risks described below may not be the only risks we face. Additional risks that we do not presently know or that we currently believe to be immaterial may also adversely affect our business and the trading price of our securities.

Risks Related to Our Business

We depend to a great extent on the economies and the demographics of the local communities that we serve and are also susceptible to general economic downturns, which could have a material and adverse impact on our advertising and circulation revenues and on our profitability.

Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. If the local economy, population or prevailing retail environment of a community we serve experiences a downturn, our publications, revenues and profitability in that market could be adversely affected. Our advertising revenues are also susceptible to negative trends in the general economy that affect consumer spending. The advertisers in our newspapers and other publications and related websites are primarily retail businesses, which can be significantly affected by regional or national economic downturns and other developments. Continuing or deepening softness in the U.S. economy could significantly affect key advertising revenue categories, such as help wanted, real estate and automotive.

Our indebtedness could adversely affect our financial health and reduce the funds available to us for other purposes, including dividend payments.

We have a significant amount of indebtedness. At December 31, 2007, we had total indebtedness of approximately $1.2 billion under our outstanding 2007 Credit Facility. Our pro forma interest expense for the year ended December 31, 2007 was $96.1 million, which included $11.5 million of pro forma interest expense related to our Bridge Facility which was repaid in July 2007. At December 31, 2007, the borrowings under our 2007 Credit Facility were subject to a floating interest rate. An aggregate of $1.195 billion of term loans under our 2007 Credit Facility, as amended by the First Amendment, were hedged through the execution of interest rate hedge agreements of $300.0 million, $270.0 million and $625.0 million at fixed rates of 4.135%, 5.359% and 5.029% through June 2012, July 2011 and September 2014, respectively. Our total indebtedness under the 2007 Credit Facility was approximately $1.2 billion as of March 7, 2008.

Our substantial indebtedness could adversely affect our financial health in the following ways:

- a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our outstanding indebtedness, thereby reducing the funds available to us for other purposes, including our ability to pay dividends on our common stock;
- our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse events in our business;
- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, limiting our ability to maintain the value of our assets and operations; and
- there would be a material and adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, our 2007 Credit Facility contains, and future indebtedness may contain, financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities that may be in our long-term best interests. Our ability to comply with the covenants, ratios or tests contained in our 2007 Credit Facility or in the agreements governing our future indebtedness may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our 2007 Credit Facility prohibits our subsidiaries from making restricted payments to us if the subsidiaries are not in compliance with the restricted payment covenant. If those restricted payments to us are prohibited, we may not be able to make dividend payments on our common stock if we do not have access to other sources of permitted funding. In addition, events of default, if not waived or cured, could result in the acceleration of the maturity of our indebtedness under our 2007 Credit Facility or other indebtedness we may have. If we were unable to repay those amounts, the lenders under our 2007 Credit Facility could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of our indebtedness under our 2007 Credit Facility or other indebtedness, if any, our assets may not be sufficient to repay in full such indebtedness.

We may not be able to pay or maintain dividends and the failure to do so may negatively affect our share price.

We paid dividends on our common stock for the last quarter of 2006 and the first, second, third and fourth quarters of 2007. We intend to continue to pay regular quarterly dividends to the holders of our common stock. Our ability to pay dividends, and the amount of such dividends, if any, will depend on, among other things, our cash flows, our cash requirements, our financial condition, the degree to which we are or become leveraged, contractual restrictions binding on us, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, our 2007 Credit Facility contains certain restrictions on our ability to make dividend payments. There can be no assurance that we will generate sufficient cash from continuing operations in the future, or have sufficient surplus or net profits, as the case may be, under Delaware law, to pay dividends on our common stock. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures) or new growth opportunities. Our board of directors may, in its discretion, amend or repeal our dividend policy to decrease the level of dividends or entirely discontinue the payment of dividends. The reduction or elimination of dividends may negatively affect the market price of our common stock.

We may not retain a sufficient amount of cash or generate sufficient funds from operations to consummate acquisitions, fund our operations or repay our indebtedness at maturity or otherwise.

We intend to continue to pay regular quarterly dividends to the holders of our common stock. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or fund our operations, including unanticipated capital expenditures. Our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. There can be no assurance that such financing will be available to us at all, or at an acceptable cost.

Our ability to make payments on our indebtedness as required will depend on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

There can be no assurance that our business will generate cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We intend to continue to pursue acquisition opportunities, which may subject us to considerable business and financial risk.

We have grown through, and anticipate that we will continue to grow through, acquisitions of paid daily and weekly newspapers and free circulation and total market coverage publications, such as shoppers, as well as other forms of local media such as directories, traders and direct mail. We evaluate potential acquisitions on an ongoing basis and from time-to-time are actively pursuing acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms. Furthermore, suitable acquisition opportunities may not even be made available or known to us. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

- diverting management's attention;

- incurring additional indebtedness and assuming liabilities;
- incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;
- experiencing an adverse impact on our earnings from the amortization or write-off of acquired goodwill and other intangible assets;
- failing to integrate the operations and personnel of the acquired businesses;
- acquiring businesses with which we are not familiar;
- entering new markets with which we are not familiar; and
- failing to retain key personnel, vendors, service providers, readers and customers of the acquired businesses.

We may not be able to successfully manage acquired businesses or increase our cash flow from these operations. If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than other profitable areas. In addition, we may compete for certain acquisition targets with companies having greater financial resources than we do. We anticipate that we may finance acquisitions through cash provided by operating activities, additional borrowings under possible future amendments to our 2007 Credit Facility and other indebtedness, which would reduce our cash available for other purposes, including the repayment of indebtedness and payment of dividends.

Volatility on U.S. credit markets could affect our ability to obtain financing to fund acquisitions.

We had approximately $1.2 billion in long term debt outstanding as of December 31, 2007. A tightening of credit availability could restrict our ability to obtain financing for significant transactions.

If there is a significant increase in the price of newsprint or a reduction in the availability of newsprint, our results of operations and financial condition may suffer.

The basic raw material for our publications is newsprint. We generally maintain only a 30 – 35-day inventory of newsprint, although our participation in a newsprint-buying consortium helps ensure adequate supply. An inability to obtain an adequate supply of newsprint at a favorable price or at all in the future could have a material adverse effect on our ability to produce our publications. Historically, the price of newsprint has been volatile, reaching a high of approximately $750 per metric ton in 1996 and dropping to a low of almost $410 per metric ton in 2002. The average price of newsprint for 2007 was approximately $589 per metric ton. Recent and future consolidation of major newsprint suppliers may adversely affect price competition among suppliers. Significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations. See "Business — Newsprint" in Item 1 of this report.

We compete with a large number of companies in the local media industry; if we are unable to compete effectively, our advertising and circulation revenues may decline.

Our business is concentrated in newspapers and other print publications located primarily in small and midsize markets in the United States. Our revenues primarily consist of advertising and paid circulation. Competition for advertising revenues and paid circulation comes from direct mail, directories, radio, television, outdoor advertising, other newspaper publications, the internet and other media. For example, as the use of the internet has increased, we have lost some classified advertising and subscribers to online advertising businesses and our free internet sites that contain abbreviated versions of our publications. Competition for advertising revenues is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels. Competition for circulation is based largely upon the content of the publication and its price and editorial quality. Our local and regional competitors vary from market to market and many of our competitors for advertising revenues are larger and have greater financial and distribution resources than us. We may incur increasing costs competing for advertising expenditures and paid circulation. We may also experience a decline of circulation or print advertising revenue due to alternative media, such as the internet. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenues may decline. See "Business — Competition" in Item 1 of this report.

Our business is subject to seasonal and other fluctuations, which affects our revenues and operating results.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is at its lowest levels following the holiday season. Correspondingly, our second and fourth fiscal quarters tend to be our strongest because they include heavy holiday and seasonal advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

We could be adversely affected by declining circulation.

According to the Newspaper Association of America, overall daily newspaper circulation, including national and urban newspapers, has declined at an average annual rate of 0.8% during the three-year period from 2002 to 2004. There can be no assurance that our circulation will not decline in the future. We have been able to maintain our annual circulation revenue from existing operations in recent years through, among other things, increases in our per copy prices. However, there can be no assurance that we will be able to continue to increase prices to offset any declines in circulation. Further declines in circulation could impair our ability to maintain or increase our advertising prices, cause purchasers of advertising in our publications to reduce or discontinue those purchases and discourage potential new advertising customers which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We have a history of losses and may not be able to achieve or maintain profitable operations in the future.

We experienced operating losses from continuing operations of approximately $240.7 million, $28.9 million and $14.1 million on a pro forma basis in 2007, 2006 and 2005, respectively. Our results of operations in the future will depend on many factors, including our ability to execute our business strategy and realize efficiencies through our clustering strategy. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock and our ability to raise additional capital and, accordingly, our ability to grow our business.

The value of our intangible assets may become impaired, depending upon future operating results.

As of December 31, 2007, goodwill and other intangible assets were approximately $1.51 billion, or 80.5% of our total assets. To determine whether all or a portion of the carrying values of our goodwill and other intangible assets are no longer recoverable, which may require a charge to our earnings, we periodically evaluate such assets. During the fourth quarter of 2007, we performed an updated impairment analysis for goodwill and our other indefinite lived intangible assets. Based on our assessment of future cash flows and recent industry transaction multiples, we determined an impairment charge of $226.0 million should be recognized. Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets could affect future reported results of operations and shareholders' equity, although such charges would not affect operations or cash flow.

We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.

Our operations are subject to federal, state and local laws and regulations pertaining to the environment, storage tanks and the management and disposal of wastes at our facilities. Under various environmental laws, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property. Such laws often impose liability on the owner or operator without regard to fault and the costs of any required investigation or cleanup can be substantial. Although in connection with certain of our acquisitions, we have rights to indemnification for certain environmental liabilities, these rights may not be sufficient to reimburse us for all losses that we might incur if a property acquired by us has environmental contamination.

Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management's attention and adversely affect our ability to sell, lease or develop our real property. Furthermore, if it is determined we are not in compliance with applicable laws and regulations, or if our properties are contaminated, it could result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities. Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

We depend on key personnel and we may not be able to operate and grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified personnel in the future.

We are dependent upon the efforts of our key personnel. In particular, we are dependent upon the management and leadership of Michael E. Reed, our Chief Executive Officer, Mark R. Thompson, our Chief Financial Officer, and Scott T. Champion, our President and Chief Operating Officer. The loss of Mr. Reed, Mr. Thompson, Mr. Champion, or other key personnel could affect our ability to run our business effectively.

The success of our business is heavily dependent on our ability to retain our current management and other key personnel and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our current management or other key personnel. The loss of any key personnel would require our remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

A shortage of skilled or experienced employees in the media industry, or our inability to retain such employees, could pose a risk to achieving improved productivity and reducing costs, which could adversely affect our profitability.

Production and distribution of our various publications requires skilled and experienced employees. A shortage of such employees, or our inability to retain such employees, could have an adverse impact on our productivity and costs, our ability to expand, develop and distribute new products and our entry into new markets. The cost of retaining or hiring such employees could exceed our expectations.

Our potential inability to successfully execute cost control measures could result in greater than expected total operating costs.

We have implemented general cost control measures, and expect to continue such cost control efforts. If we do not achieve expected savings as a result of such measures or if our operating costs increase as a result of our growth strategy, our total operating costs may be greater than expected. In addition, reductions in staff and employee benefits could affect our ability to attract and retain key employees.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent stockholders from influencing significant corporate decisions and the interests of our principal stockholder may conflict with interests of our other stockholders.

As of December 31, 2007, Fortress beneficially owned approximately 42.0% of our outstanding common stock. As a result, Fortress will continue to have effective control over fundamental and significant corporate matters and transactions, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and our dissolution. The interests of Fortress may not always coincide with our interests or the interest of our other stockholders. For example, Fortress could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control and changes in management. As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control transaction.

Fortress has the right to, and has no duty to abstain from exercising such right to, engage or invest in the same or similar business as us.

Fortress, together with its affiliates, has other business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, Fortress has the right to, and has no duty to abstain from exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If Fortress or any of its affiliates or any of their respective officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of Fortress acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if Fortress pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that can hinder takeover attempts, including:

- a staggered board of directors consisting of three classes of directors, each of whom serves a three-year term;
- removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;
- blank-check preferred stock;
- provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings or acting by written consent in lieu of a meeting (with the exception of Fortress, so long as Fortress beneficially owns at least 50% of our issued and outstanding common stock);
- advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and
- no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Our 2007 Credit Facility currently limits our ability to enter into certain change of control transactions, the occurrence of which would constitute an event of default under our 2007 Credit Facility. However, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of us with Fortress' approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.

We are a holding company and our access to the cash flow of our subsidiaries is subject to restrictions imposed by our indebtedness.

We are a holding company with no material direct operations. Our principal assets are the equity interests we own in our direct subsidiary, GateHouse Media Holdco, Inc. ("Holdco"), through which we indirectly own equity interests in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to make dividend payments. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us. Holdco and certain of its subsidiaries are parties to our 2007 Credit Facility, which imposes restrictions on their ability to make loans, dividend payments or other payments to us. Any payment of dividends to us are subject to the satisfaction of certain financial conditions set forth in our 2007 Credit Facility. Our ability to comply with these conditions may be affected by events that are beyond our control. We expect future borrowings by our subsidiaries to contain restrictions or prohibitions on the payment of dividends to us.

The requirements of being a newly public company may strain our resources, including personnel, and cause us to incur additional expenses.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, (the "Exchange Act") and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns. Since the IPO, our costs have and will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and the New York Stock Exchange listing requirements, which required us, among other things, to establish an internal audit function.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We operate 69 print facilities across the United States and have an additional print facility up for sale. We owned 68 of these facilities (including the facility up for sale) and lease the remaining two for terms ranging from one to five years. Our facilities range in size from approximately 500 to 55,000 square feet. Our executive offices are located in Fairport, New York, where we lease approximately 15,000 square feet under a lease terminating in June 2014.

We maintain our properties in good condition and believe that our current facilities are adequate to meet the present needs of our business. We do not believe any individual property is material to our financial condition or results of operations.

Item 3. Legal Proceedings

We become involved from time to time in claims and lawsuits incidental to the ordinary course of our business, including such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, and complaints alleging discrimination. In addition, we are involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect upon our consolidated results of operations or financial condition. While we are unable to predict the ultimate outcome of any currently outstanding legal actions, we believe that it is a remote possibility that the disposition of these matters would have a material adverse effect upon our consolidated results of operations, financial condition or cash flow.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been traded on the New York Stock Exchange, or NYSE, under the symbol "GHS" since our initial public offering on October 25, 2006. Prior to that date, there was no public market for our common stock. The following table shows the high and low sale prices of our common stock as reported on the NYSE for the periods indicated.

	High	Low
Year Ended December 31, 2007		
Fourth Quarter	$13.12	$ 7.43
Third Quarter	$19.10	$11.80
Second Quarter	$22.18	$17.92
First Quarter	$20.75	$17.98
Year Ended December 31, 2006		
Fourth Quarter (from October 25, 2006)	$22.25	$17.87

The closing sale price for our common stock as reported on the NYSE on March 7, 2008 was $5.25 per share. As of that date, there were approximately 318 holders of record and approximately 6,788 beneficial owners registered in nominee and street name.

Dividends

On September 26, 2006, our board of directors declared a dividend of $0.32 per share on our common stock, or an aggregate of $7.4 million for the quarter ended September 30, 2006, which was paid on October 5, 2006.

On October 23, 2006, our board of directors declared a partial fourth quarter dividend of $0.08 per share on our common stock, or an aggregate of $1.8 million for the period from October 1, 2006 to October 23, 2006, which was paid on October 30, 2006.

On December 7, 2006, our board of directors declared an additional partial fourth quarter dividend of $0.24 per share on our common stock, or an aggregate of $9.1 million, for the period from October 24, 2006 to December 31, 2006, which was paid on January 15, 2007.

On March 9, 2007, our board of directors declared a first quarter 2007 cash dividend of $0.37 per share on our common stock, or an aggregate of $14.5 million, for the period from January 1, 2007 to March 31, 2007, which was paid on April 16, 2007 to stockholders of record as of March 30, 2007.

On June 18, 2007 our board of directors declared a second quarter 2007 cash dividend of $0.40 per share on our common stock, or an aggregate of $15.7 million, for the period from April 1, 2007 to June 30, 2007, which was paid on July 16, 2007 to stockholders of record as of June 29, 2007.

On September 13, 2007, our board of directors declared a third quarter 2007 cash dividend of $0.40 per share on our common stock, or an aggregate of $23.1 million for the period from July 1, 2007 to September 30, 2007, which was paid on October 15, 2007 to stockholders of record as of September 28, 2007.

On November 13, 2007, our board of directors declared a fourth quarter 2007 cash dividend of $0.40 per share on our common stock, or an aggregate of $23.1 million for the period from October 1, 2007 to December 31, 2007, which was paid on January 15, 2008 to stockholders of record as of December 31, 2007.

Item 6. Selected Financial Data

The following table presents our selected historical financial data as of and for each of the years in the five year period ended December 31, 2007. The information in this table should be read in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and our historical consolidated financial statements and the related notes thereto included elsewhere in this report.

	Year Ended December 31, 2007[4]	Year Ended December 31, 2006[5]	Period from June 6, 2005 to December 31, 2005[6]	Period from January 1, 2005 to June 5, 2005	Year Ended December 31, 2004[7]	Year Ended December 31, 2003[8]
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
	(In Thousands, Except Per Share Data)					
Statement of Operations Data:						
Revenues:						
Advertising	$ 435,769	$238,721	$ 88,798	$ 63,172	$148,291	$139,258
Circulation	119,649	52,656	19,298	14,184	34,017	31,478
Commercial printing and other	33,510	23,553	11,415	8,134	17,776	11,645
Total revenues	588,928	314,930	119,511	85,490	200,084	182,381
Operating costs and expenses:						
Operating costs	316,148	160,877	61,001	40,007	97,198	86,484
Selling, general and administrative	159,198	91,272	29,033	26,210	52,223	50,750
Depreciation and amortization[1]	57,750	24,051	8,030	5,776	13,374	13,359
Transaction costs related to Merger and Massachusetts Acquisitions	—	—	2,850	7,703	—	—
Integration and reorganization costs and management fees paid to prior owner	7,490	4,486	1,002	768	1,480	1,480
Impairment of long-lived assets	1,553	917	—	—	1,500	—
Gain (loss) on sale of assets	(1,495)	(700)	40	—	(30)	(104)
Goodwill and mastheads impairment	225,993	—	—	—	—	—
Operating income (loss)	(180,699)	32,627	17,635	5,026	34,279	30,204
Interest expense, amortization of deferred financing costs, loss on early extinguishment of debt, unrealized gain on derivative instrument and other	83,461	37,474	1,020	32,884	63,762	49,545
Income (loss) from continuing operations before income taxes	(264,160)	(4,847)	16,615	(27,858)	(29,483)	(19,341)
Income tax expense (benefit)	(31,192)	(3,273)	7,050	(3,027)	1,228	(4,691)
Income (loss) from continuing operations	(232,968)	(1,574)	9,565	(24,831)	(30,711)	(14,650)
Income from discontinued operations, net of income taxes	1,544	—	—	—	4,626	486
Net income (loss)	$(231,424)	$ (1,574)	$ 9,565	$(24,831)	$(26,085)	$(14,164)
Net income (loss) available to common stockholders	$(231,424)	$ (1,574)	$ 9,565	$(24,831)	$(26,085)	$(26,573)
Basic net income (loss) from continuing operations per share[2]	$ (5.02)	$ (0.06)	$ 0.43	$ (0.12)	$ (0.14)	$ (0.13)
Diluted net income (loss) from continuing operations per share[2]	$ (5.02)	$ (0.06)	$ 0.43	$ (0.12)	$ (0.14)	$ (0.13)
Basic net income (loss) available to common stockholders per share[2]	$ (4.99)	$ (0.06)	$ 0.43	$ (0.12)	$ (0.12)	$ (0.12)
Diluted net income (loss) available to common stockholders per share[2]	$ (4.99)	$ (0.06)	$ 0.43	$ (0.12)	$ (0.12)	$ (0.12)
Other Data:						
Adjusted EBITDA[3]	$ 104,581	$ 57,595	$ 28,515	$ 18,505	$ 49,153	$ 43,563
Cash interest paid	$ 74,910	$ 38,459	$ 31,720	$ 16,879	$ 24,210	$ 22,754

(1) As a result of the Merger, we performed a valuation of intangible assets based on current economic conditions at such time. The remaining useful lives of advertiser and subscriber relationships were revised to 18 and 19 years, respectively, effective June 6, 2005.

(2) All share and per share data has been computed as if the 2006 100-for-1 stock split had occurred as of the beginning of each of the applicable periods presented.

(3) We define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization and other non-recurring items. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance in our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. Adjusted EBITDA provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely our cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of our business on a monthly basis.

Not all companies calculate Adjusted EBITDA using the same methods; therefore, the Adjusted EBITDA figures set forth herein may not be comparable to Adjusted EBITDA reported by other companies. A substantial portion of our Adjusted EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, Adjusted EBITDA does not represent an amount of funds that is available for management's discretionary use. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report.

(4) Includes the results of the newspapers acquired from the Journal Register Company, the acquisition of SureWest Directories, the newspapers acquired from The Copley Press, Inc., the newspapers acquired from Gannett Co. Inc. and the newspapers acquired from Morris Publishing Group since their acquisitions on February 9, 2007, February 28, 2007, April 11, 2007, May 7, 2007 and November 30, 2007, respectively.

(5) Includes the results of CP Media and Enterprise NewsMedia, LLC since their acquisitions on June 6, 2006.

(6) Includes an unrealized gain on the derivative instrument of $10,807 as well as a decrease in interest expense due to debt extinguishment in connection with the Merger.

(7) Includes the results of the newspapers acquired from Lee Enterprises since their acquisitions on February 3, 2004.

(8) Includes the results of Midland Communications printing facility since its acquisition in December 2003.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005	Year Ended December 31, 2004	2003
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
			(In Thousands)			
Income (loss) from continuing operations	$(232,968)	$(1,574)	$ 9,565	$(24,831)	$(30,711)	$(14,650)
Income tax expense (benefit)	(31,192)	(3,273)	7,050	(3,027)	1,228	(4,691)
Write-off of deferred offering costs	—	—	—	—	—	1,935
Write-off of deferred financing costs	—	—	—	—	—	161
Unrealized (gain) loss on derivative instrument[(1)]	2,378	(1,150)	(10,807)	—	—	—
Loss on early extinguishment of debt[(2)]	2,240	2,086	—	5,525	—	—
Amortization of deferred financing costs	2,101	544	67	643	1,826	1,810
Interest expense – dividends on mandatorily redeemable preferred stock	—	—	—	13,484	29,019	13,206
Interest expense – debt	76,726	35,994	11,760	13,232	32,917	32,433
Impairment of long-lived assets	1,553	917	—	—	1,500	—
Transaction costs related to Merger and Massachusetts Acquisitions	—	—	2,850	7,703	—	—
Depreciation and amortization	57,750	24,051	8,030	5,776	13,374	13,359
Goodwill and mastheads impairment	225,993	—	—	—	—	—
Adjusted EBITDA from continuing operations	$ 104,581[(a)]	$57,595[(b)]	$ 28,515[(c)]	$ 18,505[(d)]	$ 49,153[(e)]	$ 43,563[(f)]

(a) Adjusted EBITDA for the year ended December 31, 2007 included net expenses of $23,791 which are one-time in nature or non-cash compensation. Included in these net expenses of $23,791 is non-cash compensation and other expense of $14,007, non-cash portion of postretirement benefits expense of $799, integration and reorganization costs of $7,490 and a $1,495 loss on the sale of assets.

Adjusted EBITDA also does not include $10,189 from SureWest Directories due to the impact of purchase accounting and $2,393 from our discontinued operations, including Huntington, West Virginia, Yankton, South Dakota and Winter Haven, Florida.

(b) Adjusted EBITDA for the year ended December 31, 2006 included net expenses of $11,109 which are one-time in nature or non-cash compensation. Included in these net expenses of $11,109 is non-cash compensation and other expense of $5,175, non-cash portion of postretirement benefit expense of $748, integration and reorganization costs of $4,486 and a $700 loss on the sale of assets.

(c) Adjusted EBITDA for the period from June 6, 2005 to December 31, 2005 included net expenses of $1,643 which are one-time in nature or non-cash compensation. Included in these net expenses of $1,643 is non-cash compensation and other expense of $681 and integration and reorganization costs of $1,002, which are partially offset by a $40 gain on the sale of assets.

(d) Adjusted EBITDA for the period from January 1, 2005 to June 5, 2005 included net expenses of $1,564 which are one-time in nature or non-cash compensation. Included in these net expenses of 1,564 is non-cash compensation and other expense of $796 and management fees paid to prior owners of $768.

(e) Adjusted EBITDA for the year ended December 31, 2004 included net expenses of $1,076 which are one-time in nature or non-cash compensation. Included in these net expenses of $1,076 is management fees paid to prior owners of $1,480 and a loss of $30 on the sale of assets, partially offset by $434 of other income.

(f) Adjusted EBITDA for the year ended December 31, 2003 included net expenses of $1,610 which are one-time in nature or non-cash compensation. Included in these net expenses of $1,610 is non-cash compensation and other expense of $26, management fees paid to prior owners of $1,480 and a loss of $104 on the sale of assets.

(1) Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.

(2) Non-cash write-off of deferred financing costs are similar to interest expense and amorization of financing fees and are excluded from Adjusted EBITDA.

	As of December 31,				
	2007	2006	2005	2004	2003
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
			(In Thousands)		
Balance Sheet Data:					
Total assets	$1,874,995	$1,131,497	$638,726	$ 488,176	$ 492,349
Total long-term obligations, including current maturities	1,221,502	559,811	313,655	602,003	582,241
Stockholders' equity (deficit)	453,988	473,084	232,056	(165,577)	(139,492)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and notes to those statements and pro forma results of operations appearing in this report. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this report that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See "Cautionary Note Regarding Forward-Looking Information" at the beginning of this report.

Overview

We are one of the largest publishers of locally based print and online media in the United States as measured by number of daily publications. Our business model is to be the preeminent provider of local content and advertising in the small and midsize markets we serve. Our portfolio of products, which includes 515 community publications and more than 250 related websites, and seven yellow page directories, serves over 233,000 business advertising accounts and reaches approximately 10.0 million people on a weekly basis.

Our core products include:

- 101 daily newspapers with total paid circulation of approximately 906,000;
- 282 weekly newspapers (published up to three times per week) with total paid circulation of approximately 606,000 and total free circulation of approximately 905,000;
- 132 "shoppers" (generally advertising-only publications) with total circulation of approximately 2.3 million;
- over 250 locally focused websites, which extend our franchises onto the internet; and
- seven yellow page directories, with a distribution of approximately 810,000, that covers a population of approximately 2.0 million people.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. Over the last twelve months, we created approximately 160 niche publications.

We were incorporated in Delaware in 1997 for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company. We accounted for the initial acquisition using the purchase method of accounting.

On May 9, 2005, FIF III Liberty Holdings LLC, an affiliate of Fortress Investment Group LLC, entered into an Agreement and Plan of Merger with the Company pursuant to which a wholly-owned subsidiary of FIF III Liberty Holdings LLC merged with and into the Company (the "Merger"). The Merger was effective on June 6, 2005, thus making FIF III Liberty Holdings LLC our principal and controlling stockholder. Prior to the effectiveness of the Merger, affiliates of Leonard Green & Partners, L.P. controlled the Company.

As of December 31, 2007, Fortress beneficially owned approximately 42.0% of our outstanding common stock.

Since 1998, we have acquired 391 daily and weekly newspapers and shoppers, including 17 dailies, 120 weeklies and 22 shoppers acquired in the acquisitions of CP Media and Enterprise NewsMedia, LLC (the "Massachusetts Acquisitions"), the Copley Press, Inc. newspapers and the Gannett Co., Inc. newspapers and launched numerous new products.

We generate revenues from advertising, circulation and commercial printing. Advertising revenue is recognized upon publication of the advertisements. Circulation revenue from subscribers, which is billed to customers at the beginning of the subscription period, is recognized on a straight-line basis over the term of the related subscription. The revenue for commercial printing is recognized upon delivery of the printed product to our customers. Directory revenue is recognized on a straight-line basis over the 12-month period in which the corresponding directory is distributed.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter, followed by our third quarter, historically are our weakest quarters of the year in terms of revenue. Correspondingly, our second and fourth fiscal quarters, historically, are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

Our operating costs consist primarily of newsprint, labor and delivery costs. Our selling, general and administrative expenses consist primarily of labor costs.

According to the Newspaper Association of America, overall daily newspaper circulation, including national and urban newspapers, has declined at an average annual rate of 0.8% during the three-year period from 2002 to 2004. This has put downward pressure on advertising and circulation revenues in the industry. We have maintained relatively stable revenues due to our geographic diversity, well-balanced portfolio of products, strong local franchises and broad customer base and reliance on smaller markets. We believe our local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer advertising channels through which to reach their target audience.

Operating cost categories of newsprint, labor and delivery costs have experienced increased upward price pressure in the industry over the three-year period from 2003 to 2006. Newsprint prices then declined in late 2006 and in 2007. However, we expect newsprint costs to continue to increase per metric ton in 2008. We have previously experienced these upward pressures and have taken steps to mitigate some of these increases with consumption declines. In addition, we are a member of a newsprint-buying consortium which enables our local publishers to obtain favorable pricing versus the general market. Additionally, we have taken steps to cluster our operations, thereby increasing the usage of facilities and equipment while increasing the productivity of our labor force. We expect to continue to employ these steps as part of our business and clustering strategy.

Predecessor and Successor

In accordance with GAAP, we have separated our historical financial results for the period prior to the consummation of the Merger or the Predecessor Period, and the period subsequent to the consummation of the Merger, or the Successor Period. The separate presentation is required under GAAP in situations when there is a change in accounting basis, which occurred when purchase accounting was applied in connection with the Merger. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. In addition, at the time of the Merger, we experienced changes in our business relationships as a result of our entry into new employment agreements with members of our management and the financing transactions and transactions with our stockholders.

Pro Forma

We believe that the separate presentation of historical financial results for the Predecessor and Successor periods may impede the ability of users of our financial information to understand our operating and cash flow performance. Consequently, in order to enhance an analysis of our operating results, we have presented our operating results on a pro forma basis for the years ended December 31, 2007, 2006 and 2005. This pro forma presentation for the year ended December 31, 2007 assumes that the Copley Acquisition, the Gannett Acquisition and the 2007 Financings occurred at the beginning of 2006. This pro forma presentation for the year ended December 31, 2006 assumes that the Massachusetts Acquisitions, the Copley Acquisition, the Gannett Acquisition and the 2007 Financings occurred at the beginning of 2006. This pro forma presentation for the year ended December 31, 2005 assumes that the Merger, the Massachusetts Acquisitions and the 2006 Financings occurred at the beginning of 2005. These pro forma presentations are not necessarily indicative of what our operating results would have actually been had the Merger, the Massachusetts Acquisitions, the Copley Acquisition, the Gannett Acquisition and the 2007 and 2006 Financings occurred at the beginning of each pro forma period.

Critical Accounting Policy Disclosure

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and other assumptions that we find reasonable under the circumstances. Actual results may differ from such estimates under different conditions. The following accounting policies require significant estimates and judgments.

Goodwill and Long-Lived Assets

We assess the potential impairment of goodwill and intangible assets with indefinite lives on an annual basis in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). We perform our impairment analysis on each of our reporting units, represented by our nine geographic regions. The geographic regions have discrete financial information and are regularly reviewed by management. The fair value of the applicable reporting unit is compared to its carrying value. Calculating the fair value of a reporting unit requires us to make significant estimates and assumptions. We estimate fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, we rely on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

We account for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* ("SFAS No. 144"). We assess the recoverability of our long-lived assets, including property, plant and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Factors leading to impairment include significant under-performance relative to historical or projected results, significant changes in the manner of use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends. The assessment of recoverability is based on management's estimates. If undiscounted projected future operating cash flows do not exceed the net book value of the long-lived assets, then a permanent impairment has occurred. We would record the difference between the net book value of the long-lived asset and the fair value of such asset as a charge against income in our consolidated statements of operations if such a difference arose.

The fair values of our reporting units for goodwill impairment testing and individual newspaper mastheads are estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes are appropriate in the circumstances.

The sum of the fair values of the reporting units are reconciled to our current market capitalization (based upon the stock market price) plus an estimated control premium.

Significant judgment is required in determining the fair value of our goodwill and long-lived assets to measure impairment, including the determination of multiples of revenue and Adjusted EBITDA and future earnings projections.

We determined that we should perform impairment testing of goodwill and indefinite lived intangible assets during the fourth quarter, due to our stock price as of the end of the fourth quarter.

Valuation of Privately-Held Company Equity Securities Issued as Compensation

We record share-based compensation, which consists of the amounts by which the estimated fair value of the instrument underlying the grant exceeds the grant or exercise price, at the date of grant or other measurement date, if applicable, and recognize the expense over the related service period. In determining the fair value of our common stock at the dates of grant prior to our IPO on October 25, 2006, our stock was not traded and, therefore, we were unable to rely on a public trading market for our stock prior to October 25, 2006.

In June 2005, we issued an aggregate of 442,500 restricted shares of our common stock (each such grant, an "RSG") to our executive officers. We determined that each share of our common stock had a fair value of $10 per share based on the proximity in time to the Merger. The Merger was on arms' length terms and we believe established the fair value of our equity on June 6, 2005 at $10 per share.

During the year ended December 31, 2006, we issued 25,000 shares of our common stock to a management investor at a price of $10 per share, representing a discount of $5.01 from the then estimated fair value of $15.01 per share. We also issued 300,000, 20,000 and 30,000 shares of our common stock in connection with RSGs in January 2006, March 2006 and May 2006, respectively, in each case having an estimated fair value of $15.01 per share. During the year ended December 31, 2006, 3,000 shares of our common stock, having a fair value of $15.01 per share, issued in a June 2005 RSG vested in accordance with a severance agreement.

We estimated that the fair value of our common stock was $15.01 per share based on a valuation using a discounted cash flow approach as of July 2006.

In preparing a discounted cash flow analysis, we made certain significant assumptions including:

- the rate of our revenue growth, which is a function of, among other things, anticipated increases in advertising rates (consumer price index (CPI) based), impacts of our online strategy and the introduction of niche products;
- the rate of our Adjusted EBITDA growth, which is a function of, among other things, anticipated revenues, cost reductions and synergies from the integration of CNC and Enterprise and ongoing cost savings resulting from our clustering strategy;
- estimated capital expenditures;
- the discount rate of 7.8%, based on our capital structure as of July 2006, the cost of equity, based on a risk free rate of 5.0% and a market risk premium of 7.0%, and our cost of debt; and
- a terminal multiple of between 9 and 10 times unlevered cash flow, based upon our anticipated growth prospects and private and public market valuations of comparable companies. We define unlevered cash flow as Adjusted EBITDA less interest expense, cash taxes and capital expenditures.

We also considered the levered cash flow and adjusted EBITDA based trading multiples of comparable companies, including Dow Jones & Company, Inc., Gannett Co., Inc., Journal Register Company, Lee Enterprises, Incorporated, The McClatchy Company, The New York Times Company, The E.W. Scripps Company, Media General, Inc., Journal Communications, Inc. and Tribune Company, and sales transactions for comparable companies in our industry that had been completed over the prior two years, including Community Newspaper Holding Inc.'s acquisition of Eagle Tribune Publishing Company, Lee Enterprises's acquisition of Pulitzer Inc., and Journal Register Company's acquisition of 21st Century Newspapers, Inc. While we believe that none of these companies are directly comparable to us given the local nature of our business, we believe they are sufficiently comparable for purposes of comparing their levered cash flow and Adjusted EBITDA based trading multiples against the multiple of our levered cash flow and Adjusted

EBITDA forecasted for 2006. Finally, the multiple of Adjusted EBITDA is in line with the multiple we paid in the Massachusetts Acquisitions. Additionally, we considered the results of operations, market conditions, competitive position and the stock performance of these companies, as well as our financial forecasts, as updated, to develop our valuation. We determined the trading multiples of comparable companies and other factors supported the valuation based on the discounted cash flow analysis prepared by management, which was also determined by management to be the best available tool for purposes of valuing our share-based compensation.

We believe we met our internal financial performance objectives as reflected in our valuation. The valuation was undertaken prior to the selection of underwriters for our IPO. The IPO price of $18.00 per share was at a premium to the $15.01 valuation we ascribed to shares of our common stock for purposes of determining compensation expense. Reasons for the premium included: (1) expectations of increased operating efficiency and cost savings in 2007 relative to when we originally valued the stock, (2) our valuation at a premium multiple to our public comparables given the nature of the local and small market focus of our business versus our more urban oriented peers and (3) cash flow growth prospects relative to the peer group.

We did not obtain contemporaneous valuations by unrelated valuation specialists at the time common stock was issued to employees in 2006 because: (1) our efforts were focused on, among other things, potential acquisitions, including the Massachusetts Acquisitions, and the 2006 Financing and (2) we did not consider it to be economic to incur costs for such valuations given the number of shares issued.

Derivative Instruments

We record all of our derivative instruments on our balance sheet at fair value pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended. Fair value is based on counterparty quotations. To the extent a derivative qualifies as a cash flow hedge under SFAS No. 133, unrealized changes in the fair value of the derivative are recognized in accumulated other comprehensive income. However, any ineffective portion of a derivative's change in fair value is recognized immediately in earnings. Fair values of derivatives are subject to significant variability based on market conditions, such as future levels of interest rates. This variability could result in a significant increase or decrease in our accumulated other comprehensive income and/or earnings but will generally have no effect on cash flows, provided the derivative is carried through to full term.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected either in income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") which is an interpretation of SFAS No. 109. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under FIN 48, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. FIN 48 substantially changes the applicable accounting model and is likely to cause greater volatility in income statements as more items are recognized discretely within income tax expense. FIN 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits.

The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. Companies need to assess all material open positions in all tax jurisdictions as of the adoption date and determine the appropriate amount of tax benefits that are recognizable under FIN 48. Any difference between the amounts previously recognized and the benefit determined under the new guidance, including changes in accrued interest and penalties, has to be recorded on the date of adoption. For certain types of income tax uncertainties, existing generally accepted accounting principles provide specific guidance on the accounting for modifications of the recognized benefit. Any differences in recognized tax benefits on the date of adoption that are not subject to specific guidance would be an adjustment to retained earnings as of the beginning of the adoption period. The FASB has issued a FASB Staff Position ("FSP") related to FIN 48. The proposed FSP, *Definition of Settlement in FASB Interpretation No. 48*, would amend FIN 48 to address concerns regarding the meaning of "ultimately settled" in paragraph 10b. The implementation of FIN 48 did not have a material impact on our consolidated financial statements.

We record tax assets and liabilities at the date of a purchase business combination, based on our best estimate of the ultimate tax basis that will be accepted by the tax authority, and liabilities for prior tax returns of the acquired entity should be based on our best estimate of the ultimate settlement in accordance with Emerging Issues Task Force ("EITF") Issue No. 93-7, *Uncertainties Related to Income Taxes in a Purchase Business Combination.* At the date of a change in our best estimate of the ultimate tax basis of acquired assets, liabilities, and carryforwards, and at the date that the tax basis is settled with the tax authority, tax assets and liabilities will be adjusted to reflect the revised tax basis and the amount of any settlement with the tax authority for prior-year income taxes. Similarly, at the date of a change in our best estimate of items relating to the acquired entity's prior tax returns, and at the date that the items are settled with the tax authority, any liability previously recognized will be adjusted. The effect of those adjustments is applied to increase or decrease the remaining balance of goodwill attributable to that acquisition. If goodwill is reduced to zero, the remaining amount of those adjustments will applied initially to reduce to zero other noncurrent intangible assets related to that acquisition, and any remaining amount should be recognized in earnings.

We also adjust income tax accounts related to purchase business combinations during the purchase accounting allocation period, based on information on which we are waiting that becomes available within one year of the acquisition date. These adjustments can significantly affect our scheduling of deferred tax assets and liabilities and our determination of the need for a valuation allowance on deferred tax assets, and therefore on reported results.

Self-Insurance Liability Accruals

We maintain self-insured medical and workers' compensation programs. We purchase stop loss coverage from third parties which limits our exposure to large claims. We record a liability for healthcare and workers' compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

Results of Operations

The following table summarizes our pro forma results of operations for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31, 2007 (Pro Forma)	Year Ended December 31, 2006 (Pro Forma)	Year Ended December 31, 2005 (Pro Forma)
		(In Thousands)	
Revenues:			
Advertising	$ 485,987	$476,475	$294,579
Circulation	138,450	129,920	66,593
Commercial printing and other	37,428	37,459	23,815
Total revenues	661,865	643,854	384,987
Operating costs and expenses:			
Operating costs	358,557	352,968	204,346
Selling, general and administrative	175,448	157,768	99,020
Depreciation and amortization	64,591	54,795	28,084
Transaction costs related to Merger and Massachusetts Acquisitions	—	4,420	10,553
Integration and reorganization costs and management fees paid to prior owner	7,490	4,486	1,770
Impairment of long-lived assets	1,553	917	—
Gain (loss) on sale of assets	(1,495)	(745)	—
Goodwill and mastheads impairment	225,993	—	—
Operating income (loss)	(173,262)	67,755	41,214
Interest expense – debt	96,096	103,933	49,396
Amortization of deferred financing costs	3,344	4,397	883
Loss on early extinguishment of debt	2,240	3,449	5,525
Unrealized (gain) loss on derivative instrument	2,378	(1,150)	(10,807)
Write-off of deferred financing costs	—	—	2,025
Other (income) expense	(5)	17	(22)
Loss from continuing operations before income taxes	(277,315)	(42,891)	(5,786)
Income tax expense (benefit)	(36,583)	(13,953)	8,313
Loss from continuing operations	$(240,732)	$ (28,938)	$ (14,099)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue. Total pro forma revenue for the year ended December 31, 2007 increased by $18.0 million or 2.8% to $661.9 million from the pro forma year ended December 31, 2006 revenue of $643.9 million. $9.5 million of the increase came from advertising revenue and $8.5 million of the increase came from circulation revenue. The increase in total revenues of $18.0 million was driven primarily by revenues from the acquisitions that did not meet the significance test for pro forma treatment (the "2007 acquisitions") of $37.1 million. This 2007 acquisition related revenue increase was partially offset by the loss of a third party printing contract not assumed in the acquisition of The Copley Press, Inc. as well as the sale of a stand alone commercial printing business in October 2006. These two items caused revenues to decline by $6.2 million. Excluding the revenue increases of $37.1 million from the 2007 acquisitions and the other revenue declines of $6.2 million from the asset sales and printing contract not assumed, same store revenues were down $15.9 million or 2.5%. The same store revenue declines were primarily driven by decreases in classified advertising and by a weaker localized Massachusetts economy. Massachusetts revenues have been impacted by lower classified real estate, help wanted and automotive advertising and additionally by the intentional and careful elimination of seven publications to maximize cash flow in the region.

On February 28, 2007, we acquired SureWest Directories which publishes annual yellow page and white page directories. Purchase accounting rules do not allow us to record deferred revenue and the related costs for these directories until we publish the directories. This resulted in revenue and expenses being less than what the predecessor owner would have recognized for the year ended December 31, 2007. Excluding these purchase accounting adjustments, revenue for the year ended December 31, 2007 would have been $19.1 million, an increase of $0.7 million over $18.4 million for the same period in 2006. For the period of February 28, 2007 to December 31, 2007 revenue would have been $16.0 million, up $0.7 million or 4.4% over the same period in 2006.

Our Huntington, West Virginia newspapers, our Yankton, South Dakota newspapers and our Winter Haven, Florida newspapers (included in discontinued operations) had revenue of $8.7 million during the year ended December 31, 2007.

Operating Costs. Operating costs for the year ended December 31, 2007 increased by $5.6 million, or 1.6%, to $358.6 million from $353.0 million for the year ended December 31, 2006. The increase in operating costs was primarily due to operating costs of the acquisitions completed in 2007 of $20.5 million. These acquisition related expense increases were partially offset by decreased newsprint, and compensation expenses of $9.8 million and $5.5 million, respectively.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2007 increased by $17.7 million, or 11.2%, to $175.4 million from $157.8 million for the year ended December 31, 2006. The increase in selling, general and administrative expenses was primarily due to selling, general and administrative expenses of the 2007 acquisitions of $10.2 million as well as an increase in non-cash compensation expense related to our RSGs of $3.0 million. Additionally, during the year ended December 31, 2007 we incurred an increase in audit, Sarbanes-Oxley and legal fees of $2.5 million. During the year ended December 31, 2007, we also incurred an increase in pension and postretirement expenses of $0.3 million.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2007 increased by $9.8 million to $64.6 million from $54.8 million for the year ended December 31, 2006. The increase was primarily due to depreciation and amortization of the 2007 acquisitions of $6.5 million. Additionally, during the year ended December 31, 2007, we incurred capital expenditures of $8.6 million.

Transaction Costs Related to Merger and Acquisitions. During the year ended December 31, 2006, we incurred approximately $4.4 million in transaction costs primarily related to bonuses at Enterprise NewsMedia, LLC paid by the prior owner.

Impairment of Long-Lived Assets. During the years ended December 31, 2007 and December 31, 2006 we incurred a charge of $1.6 million and $0.9 million related to the impairment of property, plant and equipment which were classified as held for sale at, or disposed of during the year ended December 31, 2007 and December 31, 2006, respectively.

Goodwill and Mastheads Impairment. During the year ended December 31, 2007, we recorded a $226.0 million impairment on our goodwill and mastheads due to our stock price as of the end of the fourth quarter and the related impact on the fair value of our reporting units.

Interest Expense. Total interest expense for the year ended December 31, 2007 decreased by $7.8 million, or 7.5%, to $96.1 million from $103.9 million for the year ended December 31, 2006. The decrease was primarily due to decreases in our total outstanding debt due to the application of equity proceeds.

Loss on Early Extinguishment of Debt. During the year ended December 31, 2007, we incurred a $2.2 million loss due to the write off of deferred financing costs associated with the extinguishment of our Bridge Facility.

During the year ended December 31, 2006, we incurred a $2.1 million loss due to the write-off of deferred financing costs associated with the extinguishment of our Term Loan B and second lien credit facility. Additionally, we incurred a $1.4 million loss related to the extinguishment of our debt at Enterprise NewsMedia, LLC.

Unrealized (Gain) Loss on Derivative Instrument. During the year ended December 31, 2007 we recorded a loss of $2.4 million due to ineffectiveness related to several of our interest rate swaps which were entered into, in an effort to eliminate a significant portion of our exposure to fluctuations in LIBOR.

During the year ended December 31, 2006, we recorded a net unrealized gain of $1.2 million related to our $300 million notional amount interest rate swap, which we entered into in June 2005 in an effort to eliminate a significant portion of our exposure to fluctuations in LIBOR.

Income Tax Benefit. Income tax benefit for the year ended December 31, 2007 was $36.6 million compared to $14.0 million for the year ended December 31, 2006. The change of $22.6 million was primarily due to the recognition of an income tax valuation allowance during the year ended December 31, 2007, the impairment of nondeductible goodwill and an increase in book pretax loss during the year ended December 31, 2007.

Net Loss from Continuing Operations. Net loss from continuing operations for the year ended December 31, 2007 was $240.7 million. Net loss from continuing operations for the year ended December 31, 2006 was $28.9 million. Our net loss from continuing operations increased due to the factors noted above.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

Revenue. Total revenue for the year ended December 31, 2006 increased by $258.9 million, or 67.2%, to $643.9 million from $385.0 million for the year ended December 31, 2005. The increase in total revenue was comprised of a $181.9 million, or 61.7%, increase in advertising revenue, a $63.3 million, or 95.1%, increase in circulation revenue and a $13.6 million, or 57.3%, increase in commercial printing and other revenue. The increase in advertising revenue was primarily due to advertising revenue from the Copley Acquisition and the Gannett Acquisition of $104.0 million and $74.0 million, respectively. The increase was also due to advertising revenue from the newspaper businesses acquired during the fourth quarter of 2005 and the first and second quarters of 2006 of $7.7 million. These amounts were partially offset by a decrease in advertising revenue from our same property publications of $3.3 million, as well as a decrease in advertising revenue due to one less week in the current period at certain publications acquired from CP Media, which utilized a non-calendar fiscal year, of $1.6 million. The increase in circulation revenue was primarily due to circulation revenue from the Copley Acquisition and the Gannett Acquisition of $44.2 million and $19.6 million, respectively. The increase was also due to circulation revenue from the newspaper businesses acquired during the fourth quarter of 2005 and the first and second quarters of 2006 of $1.2 million. These amounts were partially offset by a decrease in circulation revenue from our same property publications of $1.5 million, as well as a decrease of $0.2 million from the shortened period in 2006. The increase in commercial printing and other revenue was primarily due to revenue from the Copley Acquisition and the Gannett Acquisition of $10.6 million and $1.5 million, respectively. The increase was also due to revenue from the newspaper businesses acquired during the fourth quarter of 2005 and the first and second quarters of 2006 of $4.2 million. These amounts were partially offset by decreases in revenue from our same property publications of $1.4 million, as well as a decrease of $0.1 million due to the shortened period in 2006.

Operating Costs. Operating costs for the year ended December 31, 2006 increased by $148.6 million, or 72.7%, to $353.0 million from $204.3 million for the year ended December 31, 2005. The increase in operating costs is primarily due to operating costs associated with the Copley Acquisition and the Gannett Acquisition of $93.1 million and $49.6 million, respectively. The increase was also due to operating expenses of the newspaper businesses acquired during the fourth quarter of 2005 and the first and second quarters of 2006 of $7.2 million, as well as increased newsprint, delivery, postage and external printing expenses of $0.1 million, $0.2 million, $0.4 million and $0.3 million, respectively. Additionally, new internet initiative expenses of $0.9 million were incurred during the year ended December 31, 2006.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 2006 increased by $58.7 million, or 59.3%, to $157.8 million from $99.0 million for the year ended December 31, 2005. The increase in selling, general and administrative expenses was primarily due to increased selling, general and administrative expenses associated with the Copley Acquisition and the Gannett Acquisition of $37.4 million and $15.3 million, respectively. The increase was also due to selling, general and administrative expenses of the newspaper businesses acquired during the fourth quarter of 2005 and the first and second quarters of 2006 of $3.9 million, as well as an increase in non-cash compensation expense related to the issuance of our RSGs of $1.3 million. These amounts were partially offset by a decrease in payroll, insurance, rent and franchise tax expenses of $1.0 million, $0.4 million, $0.6 million and $0.3 million, respectively.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2006 increased by $26.7 million to $54.8 million from $28.1 million for the year ended December 31, 2005. Depreciation and amortization increased due to depreciation and amortization of the Copley Acquisition and the Gannett Acquisition of $14.3 million and $10.4 million, respectively.

Transaction Costs Related to Merger and Acquisitions. We incurred approximately $4.4 million in transaction costs primarily related to bonuses at Enterprise NewsMedia, LLC paid by the prior owner during the year ended December 31, 2006. We incurred approximately $10.6 million in transaction costs related to the Merger during the year ended December 31, 2005.

Impairment of Long-Lived Assets. During the year ended December 31, 2006, we incurred a charge of $0.9 million related to the impairment of property, plant and equipment and certain intangible assets which are classified as held for sale at December 31, 2006, or disposed of during the year ended December 31, 2006.

Loss on the Sale of Assets. During the year ended December 31, 2006, we incurred a loss in the amount of $0.7 million on the disposal of real estate, equipment and certain intangibles. We expect non-cash gains and losses to continue as we sell fixed assets in an effort to increase operating efficiency consistent with our clustering strategy.

Interest Expense. Total interest expense for the year ended December 31, 2006 increased by $54.5 million to $103.9 million from $49.4 million for the year ended December 31, 2005. The increase was primarily due to increases in our outstanding debt balances.

Loss on Early Extinguishment of Debt and Write-off of Deferred Financing Costs. During the year ended December 31, 2006, we incurred a $2.1 million loss due to the write-off of deferred financing costs associated with the extinguishment of our Term Loan B and second lien credit facility. Additionally, we incurred a $1.4 million loss related to the extinguishment of our debt at Enterprise NewsMedia, LLC.

During the year ended December 31, 2005, we incurred a $5.5 million loss associated with paying off our third-party senior subordinated notes and a portion of our senior discount notes and senior preferred stock, as well as the termination of a credit facility. These costs included premiums due on early extinguishment and write-offs of deferred financing fees associated with these instruments. Additionally, a $2.0 million loss related to write-offs of deferred financing costs is associated with the issuance of a new term loan facility in January 2005 by Enterprise.

Unrealized Gain on Derivative Instrument. During the year ended December 31, 2006, we recorded a net unrealized gain of $1.2 million related to our $300 million notional amount interest rate swap, which we entered into in June 2005 in an effort to eliminate a significant portion of our exposure to fluctuations in LIBOR. For the period from January 1, 2006 through February 19, 2006, the hedge was deemed ineffective and, as a result, the increase in the fair value of $2.6 million was recognized in operations. On February 20, 2006, the swap was redesignated as a cash flow hedge for accounting purposes. During the year, a portion of the swap was deemed ineffective and a loss of $1.5 million was recognized in operations. The effective portion of the change in fair value from February 20, 2006 through December 31, 2006, was recognized in accumulated other comprehensive income.

Income Tax Expense (Benefit). Income tax benefit for the year ended December 31, 2006 was $14.0 million compared to income tax expense of $8.3 million for the year ended December 31, 2005. The change of $22.3 million was primarily due to the redemption of the preferred stock in connection with the Merger in 2005. The redemption of the preferred stock eliminated the interest expense related to that liability, which resulted in the removal of an existing permanent difference between book and taxable income in accordance with SFAS No. 109. This was offset by the increase in the valuation allowance necessary due to an additional tax net operating loss and change in net deferred tax assets. In addition, we experienced an increase in deferred income tax expense as of December 31, 2005 related to the non-deductible merger costs incurred in 2005.

Net Loss. Net loss for the year ended December 31, 2006 was $28.9 million. Net loss for the year ended December 31, 2005 was $14.1 million. Our net loss increased due to the factors noted above.

Liquidity and Capital Resources

Our primary cash requirements are for working capital, borrowing obligations and capital expenditures. We have no material outstanding commitments for capital expenditures. We also intend to continue to pursue our strategy of opportunistically acquiring locally focused media businesses in contiguous and new markets. Our principal sources of funds have historically been, and will be, cash provided by operating activities and borrowings under our revolving credit facility, and term loan borrowings for significant acquisitions.

On February 27, 2007, we entered into the 2007 Credit Facility with a syndicate of financial institutions with Wachovia Bank, National Association as administrative agent. The 2007 Credit Facility provides for a $670.0 million term loan facility which matures in August, 2014, a delayed draw term loan of up to $250.0 million available until August 2007 which matures in August 2014 and a revolving credit agreement with a $40.0 million aggregate loan commitment available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, which matures in February 2014.

On April 11, 2007, we entered into the Bridge Agreement with a syndicate of financial institutions with Wachovia Investment Holdings LLC as administrative agent. The Bridge Agreement provided a $300.0 million term loan facility which matures on April 11, 2015.

On May 7, 2007, we amended our 2007 Credit Facility and increased our borrowing by $275.0 million. This incremental borrowing has an interest rate of LIBOR + 2.25% or the Alternate Base Rate + 1.25%, depending upon the designation of the borrowing.

The rate on the previously existing borrowings of $920.0 million was changed to bear interest at LIBOR + 2.00% or the Alternate Base Rate + 1.00% depending upon the designation of the borrowing. The terms of the previously outstanding borrowings were also modified to include a 1% premium if the debt is called within one year and an interest feature that grants the previously outstanding debt an interest rate of .25% below the highest rate of any borrowing under the 2007 Credit Facility.

As of March 7, 2008, the available amount of debt under our current agreements was $1.3 million.

As a holding company, we have no operations of our own and accordingly have no independent means of generating revenue, and our internal sources of funds to meet our cash needs, including payment of expenses, are dividends and other permitted payments from our subsidiaries. Our 2007 Credit Facility imposes upon us certain financial and operating covenants, including, among others, requirements that we satisfy certain financial tests, including a total leverage ratio, a minimum fixed charge ratio, and restrictions on our ability to incur debt, pay dividends or take certain other corporate actions. We are in compliance with these covenants. Management believes that we have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next twelve months.

On October 25, 2006, we completed our IPO of 13,800,000 shares of common stock at a price of $18.0 per share, raising approximately $231.0 million, which is net of the underwriters' discount of $17.4 million. We used a portion of the net proceeds to repay in full and terminate our $152.0 million second lien term loan credit facility. In addition, we used a portion of the net proceeds to pay down $12.0 million of the $570.0 million first lien term loan credit facility, reducing the balance and limit to $558.0 million, and to repay in full the outstanding balance of $21.3 million under our $40.0 million revolving credit facility. In connection with the termination of our $152.0 million second lien term loan credit facility and the $12.0 million reduction in borrowing capacity on the first lien term loan credit facility, we wrote off $1.4 million of deferred financing costs in the fourth quarter of 2006.

On November 3, 2006, the underwriters of our initial public offering exercised their option to purchase an additional 2,070,000 shares of common stock as allowed in the underwriting agreement. The net proceeds before offering expenses of these additional shares were $34.7 million, after deducting the underwriting discount. The total proceeds from the initial public offering of 13,800,000 shares and this additional allotment of 2,070,000 shares before offering expenses was $265.7 million, after deducting the underwriting discount.

On July 23, 2007, we completed our follow-on public offering of 18,700,000 shares of our common stock, including 1,700,000 shares sold pursuant to the exercise by the underwriters of their option, as allowed in the underwriting agreement at a public offering price of $18.45 per share. The total net proceeds from our follow-on public offering were approximately $331.6 million. We used a portion of the proceeds to repay and terminate our $300.0 million Bridge Facility.

Cash Flows

The following table summarizes our historical cash flows.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
		(In Thousands)		
Cash provided by (used in) operating activities	$ 63,723	$ 25,217	$(11,814)	$ (572)
Cash used in investing activities	(1,051,158)	(428,838)	(40,581)	(1,095)
Cash provided by (used in) financing activities	909,229	490,860	54,109	(260)

The discussion of our cash flows that follows is based on our historical cash flows for the Successor Period of the year ended December 31, 2007, the Successor Period of the year ended December 31, 2006, the Successor Period of June 6, 2005 to December 31, 2005, and the Predecessor Period of January 1, 2005 to June 5, 2005.

Cash Flows from Operating Activities. Net cash provided by operating activities for the year ended December 31, 2007 was $63.7 million. The net cash provided by operating activities resulted from a goodwill and mastheads impairment charge of $226.0 million, depreciation and amortization of $57.8 million, a loss of $2.2 million on the early extinguishment of debt, non-cash compensation of $4.7 million, an impairment of long-lived assets of $1.6 million, a net decrease of $30.2 million in working capital, a loss of $1.5 million on the sale of assets, an unrecognized loss of $0.8 million from pension and other postretirement benefit obligations, amortization of deferred financing costs of $2.1 million, an unrealized loss of $2.4 million on derivative instruments, partially offset by a loss from continuing operations of $233.0 million and a decrease of $32.7 million related to deferred income taxes. The decrease in working capital primarily resulted from an increase in accrued expenses, including interest and accounts payable, a decrease in accounts receivable and inventory that were partially offset by an increase in other assets from December 31, 2006 to December 31, 2007.

Net cash provided by operating activities for the year ended December 31, 2006 was $25.2 million. The net cash provided by operating activities resulted from depreciation and amortization of $24.1 million, a loss of $2.1 million on the early extinguishment of debt, non-cash compensation of $1.8 million, an impairment of long-lived assets of $0.9 million, a net decrease of $0.5 million in working capital, a loss of $0.7 million on the sale of assets, an unrecognized loss of $0.7 million from pension and other postretirement obligations, amortization of deferred financing costs of $0.5 million, partially offset by an increase of $3.4 million related to deferred income taxes, a net loss of $1.6 million, and an unrealized gain of $1.2 million on derivative instruments. The decrease in working capital primarily resulted from an increase in accounts payable and a decrease in prepaid expenses and other assets, partially offset by an increase in accounts receivable from December 31, 2005 to December 31, 2006.

Net cash used in operating activities for the period from June 6, 2005 to December 31, 2005 was $11.8 million. The net cash used in operating activities primarily resulted from accrued interest of $21.1 million on senior debentures related to the Merger, an unrealized gain of $10.8 million on a derivative instrument and a net decrease in working capital of $4.8 million, partially offset by net income of $9.6 million, depreciation and amortization of $8.0 million and a net decrease of $6.9 million in deferred tax assets. The decrease in accrued expenses, excluding accrued interest, from June 6, 2005 to December 31, 2005.

Net cash used in operating activities for the period from January 1, 2005 to June 5, 2005 was $0.6 million. The net cash used in operating activities primarily resulted from a net loss of $24.8 million, a net increase of $3.5 million in deferred tax assets and a net decrease of $2.9 million in working capital, partially offset by interest expense of $13.5 million from mandatorily redeemable preferred stock, depreciation and amortization of $5.8 million, a loss of $5.5 million on the early extinguishment of debt, issuance of $4.8 million of senior debentures in lieu of paying interest and $1.0 million of non-cash transaction costs related to the Merger. The decrease in working capital primarily resulted from a decrease in accrued interest from December 31, 2004 to June 5, 2005.

Cash Flows from Investing Activities. Net cash used in investing activities for the year ended December 31, 2007 was $1.05 billion. During the year ended December 31, 2007, we used $1.12 billion, net of cash acquired, for acquisitions and $8.6 million for capital expenditures, which uses were partially offset by proceeds of $79.7 million from the sale of publications and other assets.

Net cash used in investing activities for the year ended December 31, 2006 was $428.8 million. During the year ended December 31, 2006, we used $413.1 million, net of cash acquired, for the Acquisitions, $11.8 million, net of cash acquired, for other acquisitions and $8.4 million for capital expenditures, which uses were partially offset by proceeds of $4.5 million from the sale of publications and other assets.

Net cash used in investing activities for the period from June 6, 2005 to December 31, 2005 was $40.6 million. During the period from June 6, 2005 to December 31, 2005, we used $23.9 million, net of cash acquired, in the Merger, $15.1 million, net of cash acquired, in other acquisitions, and $5.0 million for capital expenditures, which uses were partially offset by proceeds of $3.4 million from the sale of publications and other assets.

Net cash used in investing activities for the period from January 1, 2005 to June 5, 2005 was $1.1 million. The cash we used in investing activities during the period from January 1, 2005 to June 5, 2005 primarily consisted of capital expenditures of $1.0 million.

Cash Flows from Financing Activities. Net cash provided by financing activities for the year ended December 31, 2007 was $909.2 million. The net cash provided by financing activities resulted from net borrowings of $1.53 billion under the 2007 Credit Facility, the issuance of common stock of $331.6 from the secondary offering, net of underwriters' discount and offering costs, and $11.0 million under the revolving credit facility, partially offset by the repayment of $558.0 million of borrowings under the 2006 Credit Facility and $339.8 million under the 2007 Credit Facility, payment of dividends of $62.7 million, and payment of $7.5 million of debt issuance costs in connection with the 2007 Credit Facility.

Net cash provided by financing activities for the year ended December 31, 2006 was $490.9 million. The net cash provided by financing activities primarily resulted from net borrowings of $549.5 million under the 2006 Credit Facility and the issuance of common stock of $265.9 million, primarily from the IPO, net of underwriters' discount, partially offset by the repayment of $304.4 million of borrowings under the 2005 Credit Facility and payment of $9.2 million of dividends, payment of $7.2 million of debt issuance costs in connection with the 2006 Credit Facility and payment of $3.7 million of offering costs.

Net cash provided by financing activities for the period from June 6, 2005 to December 31, 2005 was $54.1 million. The net cash provided by financing activities primarily resulted from capital contributions of $222.0 million in connection with the Merger and net borrowings under the 2005 Credit Facility of $36.4 million, partially offset by the extinguishment of $203.5 million of preferred stock and senior debentures in connection with the Merger and payment of debt issuance costs of $0.8 million in connection with the 2005 Credit Facility.

Net cash used in financing activities for the period from January 1, 2005 to June 5, 2005 was $0.3 million. The net cash used in financing activities resulted from the extinguishment of $214.4 million of senior subordinated notes, senior discount notes, and senior preferred stock and payment of $2.4 million of debt issuance costs in connection with the 2005 Credit Facility, partially offset by net borrowings under the 2005 Credit Facility of $216.4 million.

Changes in Financial Position

The discussion that follows highlights significant changes in our financial position and working capital from December 31, 2006 to December 31, 2007.

Accounts Receivable. Accounts receivable increased $42.5 million from December 31, 2006 to December 31, 2007, of which $51.1 million was acquired from current year acquisitions. This increase was partially offset by a reduction in accounts receivable of $8.6 million primarily from the sale of assets and the timing of cash receipts.

Property, Plant, and Equipment. Property, plant, and equipment increased $111.8 million during the period from December 31, 2006 to December 31, 2007, of which $148.4 million was acquired from acquisition consummated in the current year and $8.6 million was used for capital expenditures. These increases in property, plant, and equipment were partially offset by assets sold and held for sale of $23.2 million, depreciation of $19.9 million, purchase accounting adjustments of $0.9 million from acquisitions consummated in June 2006, and an impairment of $1.6 million on long-lived assets.

Goodwill. Goodwill increased $221.4 million from December 31, 2006 to December 31, 2007, of which $457.6 million was acquired from acquisitions consummated during the current year and $3.6 million related to the resolution of certain tax uncertainties. These increases in goodwill were partially offset by an impairment charge of $201.5 million, assets sold and held for sale of $37.8 million and $0.5 million related to purchase accounting adjustments from acquisitions in June 2006.

Intangible Assets. Intangible assets increased $417.7 million from December 31, 2006 to December 31, 2007, of which $520.3 million was acquired from acquisitions consummated during the current year, partially offset by a masthead impairment charge of $24.5 million, assets sold and held for sale of $40.2 million and amortization of $37.9 million.

Long-term Assets Held for Sale. Long-term assets held for sale increased $20.9 million from December 31, 2006 to December 31, 2007, of which $99.4 million became held for sale during the current year, partially offset by proceeds of $78.5 million from assets sold during the current year. Included in long-term assets held for sale as of December 31, 2007 are buildings and equipment at our Massachusetts, Yankton, South Dakota and Winter Haven, Florida locations.

Accrued Expenses. Accrued expenses increased $22.5 million from December 31, 2006 to December 31, 2007, of which $23.5 million was acquired from acquisitions consummated during the current year. In addition, accrued expenses increased $8.9 million primarily from an increase of $4.0 million of accrued payroll, an increase of $3.4 million of accrued vacation, an increase of $1.4 million in accrued restructuring, and an increase of $1.5 million in income taxes payable. These increases were partially offset by other, less significant, changes in accrual balances.

Accrued Interest. Accrued interest increased $7.6 million from December 31, 2006 to December 31, 2007 primarily attributable to the $658.0 million increase in debt.

Deferred Revenue. Deferred revenue increased $15.3 million from December 31, 2006 to December 31, 2007, of which $16.5 million was acquired from acquisitions consummated during the current year, partially offset by a decrease of $0.9 million from current liabilities held for sale.

Dividend Payable. Dividend payable increased $13.7 million from December 31, 2006 to December 31, 2007 from the declaration of dividends of $76.4 million, partially offset by dividend payments of $62.7 million. The increase in the dividend payable from December 31, 2006 to December 31, 2007 was primarily attributable to a higher fourth quarter 2007 per share dividend as well as an increase in the number of shares outstanding due to the follow on offering in July, 2007.

Long-Term Debt. Long-term debt increased $648.0 million from December 31, 2006 to December 31, 2007 from borrowings of $1.53 billion primarily under the 2007 Credit Facility and $11.0 million under the revolving credit facility, partially offset by repayments of $897.8 million under the 2006 Credit Facility and the 2007 Credit Facility.

Deferred Income Taxes. Deferred income tax liabilities decreased $9.4 million from December 31, 2006 to December 31, 2007, of which $60.1 million related to intangible impairments, $17.9 million related to changes in derivative instrument values, and $33.3 million related to increased net operating losses and other less significant items. These decreases were partially offset by $22.7 million of deferred taxes acquired from acquisitions consummated during the current year, $14.9 million of tax amortization benefits, and a $64.3 million valuation allowance.

Additional Paid-in Capital. Additional paid-in capital increased $336.0 million from December 31, 2006 to December 31, 2007, which resulted from the issuance of common stock from the secondary offering of $331.4 million, net of underwriters' discount and offering costs, and non-cash compensation of $4.6 million.

Accumulated Deficit. Accumulated deficit increased $307.8 million from December 31, 2006 to December 31, 2007 from declaration of dividends of $76.4 million and a net loss of $231.4 million.

Indebtedness

2007 Credit Facility

GateHouse Media Operating, Inc. ("Operating"), an indirect wholly owned subsidiary of ours, GateHouse Media Holdco, Inc. ("Holdco"), a direct wholly owned subsidiary of ours, and certain of their subsidiaries are parties to an Amended and Restated Credit Agreement, dated as of February 27, 2007 with a syndicate of financial institutions with Wachovia Bank, National Association as administrative agent. The 2007 Credit Facility amended and restated our 2006 Credit Facility.

The 2007 Credit Facility provides for a (i) $670.0 million term loan facility that matures on August 28, 2014, (ii) a delayed draw term loan facility of up to $250.0 million that matures on August 28, 2014, and (iii) a revolving loan facility with a $40.0 million aggregate loan commitment amount available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, that matures on February 28, 2014. The borrowers used the proceeds of the 2007 Credit Facility to finance the acquisition of SureWest, to refinance existing indebtedness and for working capital and other general corporate purposes, including, without limitation, financing acquisitions permitted under the 2007 Credit Facility. The 2007 Credit Facility is secured by a first priority security interest in (i) all present and future capital stock or other membership, equity, ownership or profits interest of Operating and all of its direct and indirect domestic restricted subsidiaries, (ii) 65% of the voting stock (and 100% of the nonvoting stock) of all present and future first-tier foreign subsidiaries and (iii) substantially all of the tangible and intangible assets of Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries. In addition, the loans and other obligations of the borrowers under the 2007 Credit Facility are guaranteed, subject to specified limitations, by Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries.

As of December 31, 2007, (i) $670.0 million was outstanding under the term loan facility, (ii) $250.0 million was outstanding under the delayed draw term loan facility and (iii) $11.0 million was outstanding under the revolving credit facility (without giving effect to $5.2 million of outstanding but undrawn letters of credit on such date). Borrowings under the 2007 Credit Facility bear interest, at the borrower's option, equal to the LIBOR Rate for a LIBOR Rate Loan (as defined in the 2007 Credit Facility), or the Alternate Base Rate for an Alternate Base Rate Loan (as defined in the 2007 Credit Facility), plus an applicable margin. The applicable margin for LIBOR Rate term loans and Alternate Base Rate term loans as amended by the First Amendment is 2.00% and 1.00%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon Holdco's Total Leverage Ratio (as defined in the 2007 Credit Facility) (*i.e.*, the ratio of Holdco's Consolidated Indebtedness (as defined in the 2007 Credit Facility) on the last day of the preceding quarter to Consolidated EBITDA (as defined in the 2007 Credit Facility) for the four fiscal quarters ending on the date of determination). The applicable margin ranges from 1.50% to 2.00%, in the case of LIBOR Rate Loans and, 0.50% to 1.00%, in the case of Alternate Base Rate Loans. Under the revolving loan facility we also pay a quarterly commitment fee on the unused portion of the revolving loan facility ranging from 0.25% to 0.5% based on the same ratio of Consolidated Indebtedness to Consolidated EBITDA and a quarterly fee equal to the applicable margin for LIBOR Rate Loans on the aggregate amount of outstanding letters of credit. In addition, we are required to pay a ticking fee at the rate of 0.50% of the aggregate unfunded amount available to be borrowed under the delayed draw term facility.

No principal payments are due on the term loan facilities or the revolving credit facility until the applicable maturity date. The borrowers are required to prepay borrowings under the term loan facilities in an amount equal to 50.0% of Holdco's Excess Cash Flow (as defined in the Credit Agreement) earned during the previous fiscal year, except that no prepayments are required if the Total Leverage Ratio is less than or equal to 6.0 to 1.0 at the end of such fiscal year. In addition, the borrowers are required to prepay borrowings under the term loan facilities with asset disposition proceeds in excess of specified amounts to the extent necessary to cause Holdco's Total Leverage Ratio to be less than or equal to 6.25 to 1.00, and with cash insurance proceeds and condemnation or expropriation awards, in excess of specified amounts, subject, in each case, to reinvestment rights. The borrowers are required to prepay borrowings under the term loan facilities with the net proceeds of equity issuances by us in an amount equal to the lesser of (i) the amount by which 50.0% of the net cash proceeds exceeds the amount (if any) required to repay any credit facilities of ours or (ii) the amount of proceeds required to reduce Holdco's Total Leverage Ratio to 6.0 to 1.0. The borrowers are also required to prepay borrowings under the term loan facilities with 100% of the proceeds of debt issuances (with specified exceptions) except that no prepayment is required if Holdco's Total Leverage Ratio is less than 6.0 to 1.0. If the term loan facilities have been paid in full, mandatory prepayments are applied to the repayment of borrowings under the swingline facility and revolving credit facilities and the cash collateralization of letters of credit.

The 2007 Credit Facility contains a financial covenant that requires Holdco to maintain a Total Leverage Ratio of less than or equal to 6.5 to 1.0 at any time an extension of credit is outstanding under the revolving credit facility. The 2007 Credit Facility contains affirmative and negative covenants applicable to Holdco, Operating and their restricted subsidiaries customarily found in loan agreements for similar transactions, including restrictions on their ability to incur indebtedness (which we are generally permitted to incur so long as we satisfy an incurrence test that requires us to maintain a pro forma Total Leverage ratio of less than 6.5 to 1.0), create liens on assets, engage in certain lines of business; engage in mergers or consolidations, dispose of assets, make investments or acquisitions; engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments (except that Holdco is permitted to (i) make restricted payments (including quarterly dividends) so long as, after giving effect to any such restricted payment, Holdco and its subsidiaries have a Fixed Charge Coverage Ratio equal to or greater than 1.0 to 1.0 and would be able to incur an additional $1.00 of debt under the incurrence test referred to above and (ii) make restricted payments of proceeds of asset dispositions to us to the extent such proceeds are not required to prepay loans under the 2007 Credit Facility and/or cash collateralize letter of credit obligations and such proceeds are used to prepay borrowings under acquisition credit facilities of ours). The 2007 Credit Facility also permits the borrowers, in certain limited circumstances, to designate subsidiaries as "unrestricted subsidiaries" which are not subject to the covenant restrictions in the 2007 Credit Facility. The 2007 Credit Facility contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the 2007 Credit Facility); events of bankruptcy and insolvency; material judgments; failure to meet certain requirements with respect to ERISA; and impairment of collateral.

Subject to the satisfaction of certain conditions and the willingness of lenders to extend additional credit, the 2007 Credit Facility provides that the borrowers may increase the amounts available under the revolving facility and/or the term loan facilities.

First Amendment to 2007 Credit Facility.

On May 7, 2007, we entered into the First Amendment to amend the 2007 Credit Facility. The First Amendment provided an incremental term loan facility under the 2007 Credit Facility in the amount of $275.0 million the proceeds of which were used to finance a portion of the Gannett Acquisition. As amended by the First Amendment, the 2007 Credit Facility includes $1.195 billion of term loan facilities and a $40.0 million revolving credit facility. The incremental term loan facility amortizes at the same rate and matures on the same date as the existing term loan facilities under the 2007 Credit Facility. Interest on the incremental term loan facility accrues at a rate per annum equal to, at the option of the borrower, (a) adjusted LIBOR plus a margin equal to (i) 2.00%, if the corporate family ratings and corporate credit ratings of Operating by Moody's Investor Service Inc. ("Moody's") and Standard & Poor's Rating Services ("S&P"), are at least B1 and B+, respectively, in each case with stable outlook or (ii) 2.25%, otherwise, or (b) the greater of the prime rate set by Wachovia Bank, National Association, or the federal funds effective rate plus 0.50%, plus a margin 1.00% lower than that applicable to adjusted LIBOR-based loans. Any voluntary or mandatory repayment of the First Amendment term loans made with the proceeds of a new term loan entered into for the primary purpose of benefiting from a margin that is less than the margin applicable as a result of the First Amendment will be subject to a 1.00% prepayment premium. The First Amendment term loans are subject to a "most favored nation" interest provision that grants the First Amendment term loans an interest rate margin that is 0.25% less than the highest margin of any future term loan borrowings under the 2007 Credit Facility.

As previously noted, the First Amendment also modified the interest rates applicable to the term loans under the 2007 Credit Facility. Term loans thereunder accrue interest at a rate per annum equal to, at the option of the Borrower, (a) adjusted LIBOR plus a margin equal to 2.00% or (b) the greater of the prime rate set by Wachovia Bank, National Association, or the federal funds effective rate plus 0.50%, plus a margin equal to 1.00%. The terms of the previously outstanding borrowings were also modified to include a 1.00% prepayment premium corresponding to the prepayment premium applicable to the First Amendment term loans and a corresponding "most favored nation" interest provision.

Summary Disclosure About Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations, including estimated interest payments where applicable, as of December 31, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
				(In Thousands)			
2007 Credit Facility and short-term note payable	$ 94,441	$83,708	$83,708	$83,708	$83,708	$1,345,103	$1,774,376
Noncompete payments	541	501	409	391	381	71	2,294
Operating lease obligations	5,340	4,782	4,181	2,159	1,916	5,227	23,605
Letters of credit	5,188	—	—	—	—	—	5,188
Total	$105,510	$88,991	$88,298	$86,258	$86,005	$1,350,401	$1,805,463

On February 27, 2007, we entered into the 2007 Credit Facility with a syndicate of financial institutions with Wachovia Bank, National Association as administrative agent. The 2007 Credit Facility provides for a $670.0 million term loan facility which matures in August 2014, a delayed draw term loan of up to $250.0 million available until August 2007 which matures in August, 2014 and a revolving credit agreement with a $40.0 million aggregate loan commitment available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, which matures in February 2014.

On May 7, 2007, we amended our 2007 Credit Facility and increased our borrowings by $275.0 million.

We do not have any off-balance sheet arrangements reasonably likely to have a current or future effect on our financial statements.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, provides a market-based framework for measuring fair value, and expands disclosure requirements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is initially effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB provided a one year deferral for implementation of the standard for non-financial assets and liabilities. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial statements in 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued as of the beginning of the first fiscal year that begins after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In May 2007, the FASB issued Staff Position No. 48-1, *Definition of Settlement in FASB Interpretation No. 48*, ("FIN 48-1") which is an amendment to FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48-1 became effective during the first quarter of 2007 and did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS No. 160").

SFAS No. 141(R) significantly changes the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. FAS No. 141(R) further changes the accounting treatment for certain specific items, including:

- Acquisition costs will be generally expensed as incurred;
- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to our business combinations for which the acquisition date is on or after January 1, 2009. We are currently evaluating the impact the adoption of SFAS No. 141(R) will have on our consoliated financial statements.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this report, we define and use Adjusted EBITDA, a non-GAAP financial measure, as set forth below.

Adjusted EBITDA

We define Adjusted EBITDA as follows:

Income (loss) from continuing operations *before*:

- Net income tax expense (benefit);
- interest/financing expense;
- depreciation and amortization; and
- other non-recurring items.

Management's Use of Adjusted EBITDA

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP.

We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis.

Limitations of Adjusted EBITDA

Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings or cash flows. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to GAAP net income (loss), include: the cash portion of interest/financing expense, income tax (benefit) provision and non-recurring charges related to gain (loss) on sale of facilities and extinguishment of debt activities generally represent charges (gains), which may significantly affect our financial results.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of income (loss) from continuing operations to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this report. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Income (loss) from continuing operations	$(232,968)	$(1,574)	$ 9,565	$(24,831)	$(30,711)	$(14,650)
Income tax expense (benefit)	(31,192)	(3,273)	7,050	(3,027)	1,228	(4,691)
Write-off of deferred offering costs	—	—	—	—	—	1,935
Write-off of deferred financing costs	—	—	—	—	—	161
Unrealized (gain) loss on derivative instrument[1]	2,378	(1,150)	(10,807)	—	—	—
Loss on early extinguishment of debt[2]	2,240	2,086	—	5,525	—	—
Amortization of deferred financing costs	2,101	544	67	643	1,826	1,810
Interest expense – dividends on mandatorily redeemable preferred stock	—	—	—	13,484	29,019	13,206
Interest expense – debt	76,726	35,994	11,760	13,232	32,917	32,433
Impairment of long-lived assets	1,553	917	—	—	1,500	—
Transaction costs related to Merger and Massachusetts Acquisitions	—	—	2,850	7,703	—	—
Depreciation and amortization	57,750	24,051	8,030	5,776	13,374	13,359
Goodwill and mastheads impairment	225,993	—	—	—	—	—
Adjusted EBITDA from continuing operations	$ 104,581[a]	$57,595[b]	$ 28,515[c]	$ 18,505[d]	$ 49,153[e]	$ 43,563[f]

(a) Adjusted EBITDA for the year ended December 31, 2007 included net expenses of $23,791 which are one-time in nature or non-cash compensation. Included in these net expenses of $23,791 is non-cash compensation and other expense of $14,007, non-cash portion of postretirement benefits expense of $799, integration and reorganization costs of $7,490 and a $1,495 loss on the sale of assets.

Adjusted EBITDA also does not include $10,189 from SureWest Directories due to the impact of purchase accounting and $2,393 from our discontinued operations, including Huntington, West Virginia, Yankton, South Dakota and Winter Haven, Florida.

(b) Adjusted EBITDA for the year ended December 31, 2006 included net expenses of $11,109, which are one-time in nature or non-cash compensation. Included in these net expenses of $11,109 is non-cash compensation and other expense of $5,175, non-cash portion of postretirement benefit expense of $748, integration and reorganization costs of $4,486 and a $700 loss on the sale of assets.

(c) Adjusted EBITDA for the period from June 6, 2005 to December 31, 2005 included net expenses of $1,643 which are one-time in nature or non-cash compensation. Included in these net expenses of $1,643 is non-cash compensation and other expense of $681 and integration and reorganization costs of $1,002, which are partially offset by a $40 gain on the sale of assets.

(d) Adjusted EBITDA for the period from January 1, 2005 to June 5, 2005 included net expenses of $1,564, which are one-time in nature or non-cash compensation. Included in these net expenses of $1,564 is non-cash compensation and other expense of $796 and management fees paid to prior owners of $768.

(e) Adjusted EBITDA for the year ended December 31, 2004 included net expenses of $1,076, which are one-time in nature or non-cash compensation. Included in these net expenses of $1,076 is management fees paid to prior owners of $1,480 and a loss of $30 on the sale of assets, partially offset by $434 of other income.

(f) Adjusted EBITDA for the year ended December 31, 2003 included net expenses of $1,610, which are one-time in nature or non-cash compensation. Included in these net expenses of $1,610 is non-cash compensation expense and other expense of $26, management fees paid to prior owners of $1,480 and a loss of $104 on the sale of assets

(1) Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.

(2) Non-cash write-off of deferred financing costs are similar to interest expense and amorization of financing fees and are excluded from Adjusted EBITDA.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and commodity prices. Changes in these factors could cause fluctuations in earnings and cash flow. In the normal course of business, exposure to certain of these market risks is managed as described below.

Interest Rates

At December 31, 2007, after consideration of the forward starting interest rate swaps described below, none of the remaining principal amount of our term loans are subject to floating interest rates.

Our debt structure and interest rate risks are managed through the use of floating rate debt and interest rate swaps. Our primary exposure is to LIBOR. A 100 basis point change in LIBOR would change our income from continuing operations before income taxes on an annualized basis by approximately $0.1 million, based on pro forma floating rate debt of $11.0 million outstanding on the revolving credit facility at December 31, 2007, after consideration of the interest rate swaps of $1.195 billion described below.

On June 23, 2005, we executed an interest rate swap in the notional amount of $300.0 million with a forward starting date of July 1, 2005. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 4.135% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to the one month LIBOR.

On May 10, 2006, we executed an additional interest rate swap in the notional amount of $270.0 million with a forward starting date of July 3, 2006. The interest rate swap has a term of five years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 5.359% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to the one month LIBOR.

On February 27, 2007, we executed an additional interest rate swap in the notional amount of $100.0 million with a forward starting date of February 28, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 5.14% and receive an amount from the swap counterparty representing, interest on the notional amount at a rate equal to the one month LIBOR.

On April 4, 2007, we executed an additional interest rate swap in the notional amount of $250.0 million with a forward starting date of April 13, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 4.971% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

On April 13, 2007, we executed an additional interest rate swap in the notional amount of $200.0 million with a forward starting date of April 30, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 5.079% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

On September 18, 2007, we executed an additional interest rate swap based on a notional amount of $75.0 million with a forward starting date of September 18, 2007. The interest rate swap has a term of seven years. Under the swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 4.941% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

Commodities

Certain materials we use are subject to commodity price changes. We manage this risk through instruments such as purchase orders, membership in a buying consortium and continuing programs to mitigate the impact of cost increases through identification of sourcing and operating efficiencies. Primary commodity price exposures are newsprint, energy costs and, to a lesser extent, ink.

A $10 per metric ton newsprint price change would result in a corresponding annualized change in our income from continuing operations before income taxes of $0.8 million based on pro forma as adjusted newsprint usage for the year ended December 31, 2007 of approximately 83,000 metric tons.

Item 8. Financial Statements and Supplementary Data

GATEHOUSE MEDIA, INC.

INDEX TO FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements:	
Reports of Independent Registered Public Accounting Firms	70
Consolidated Balance Sheets as of December 31, 2007 and 2006	72
Consolidated Statements of Operations for the years ended December 31, 2007 (Successor), and December 31, 2006 (Successor), the period from June 6, 2005 to December 31, 2005 (Successor) and the period from January 1, 2005 to June 5, 2005 (Predecessor)	73
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2007 (Successor), and December 31, 2006 (Successor), the period from June 6, 2005 to December 31, 2005 (Successor) and the period from January 1, 2005 to June 5, 2005 (Predecessor)	74
Consolidated Statements of Cash Flows for the years ended December 31, 2007 (Successor), and December 31, 2006 (Successor), the period from June 6, 2005 to December 31, 2005 (Successor) and the period from January 1, 2005 to June 5, 2005 (Predecessor)	76
Notes to Consolidated Financial Statements	78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
GateHouse Media, Inc.

We have audited the accompanying consolidated balance sheet of GateHouse Media, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for the year ended December 31, 2007 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GateHouse Media, Inc. and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), GateHouse Media, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Buffalo, New York
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
GateHouse Media, Inc.:

We have audited the accompanying consolidated balance sheet of GateHouse Media, Inc. (formerly Liberty Group Publishing, Inc.) and subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2006 (Successor Period), the period from June 6, 2005 to December 31, 2005 (Successor Period), and the period from January 1, 2005 to June 5, 2005 (Predecessor Period). In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the index at Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GateHouse Media, Inc. (formerly Liberty Group Publishing, Inc.) and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006 (Successor Period), the period from June 6, 2005 to December 31, 2005 (Successor Period), the period from January 1, 2005 to June 5, 2005 (Predecessor Period), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1(r) to the consolidated financial statements, during 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

As discussed in Note 1(j) to the consolidated financial statements, in 2005 the Company changed to June 30 the date on which the annual impairment assessment of goodwill and intangible assets with indefinite lives is made.

As discussed in Note 1(b) to the consolidated financial statements, effective June 6, 2005, FIF III Liberty Holdings LLC acquired all of the outstanding stock of GateHouse Media, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods prior to the acquisition and therefore, is not comparable.

/s/ KPMG LLP

Chicago, Illinois
March 12, 2007

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,096	$ 90,302
Accounts receivable, net of allowance for doubtful accounts of $3,874 and $2,332 at December 31, 2007 and 2006, respectively	85,474	42,990
Inventory	9,046	4,664
Prepaid expenses	4,514	3,372
Deferred income taxes	3,890	2,896
Other current assets	4,208	380
Assets held for sale	1,540	—
Total current assets	120,768	144,604
Property, plant, and equipment, net of accumulated depreciation of $30,597 and $11,224 at December 31, 2007 and 2006, respectively	210,209	98,371
Goodwill	701,852	480,430
Intangible assets, net of accumulated amortization of $58,111 and $20,246 at December 31, 2007 and 2006, respectively	808,794	391,096
Deferred financing costs, net	8,416	5,297
Derivative instruments	—	7,972
Other assets	1,692	1,404
Long-term assets held for sale	23,264	2,323
Total assets	$1,874,995	$1,131,497
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term liabilities	$ 1,047	$ 487
Short-term note payable	10,000	—
Accounts payable	13,190	5,655
Accrued expenses	40,672	18,167
Accrued interest	9,947	2,358
Deferred revenue	29,840	14,554
Dividend payable	23,126	9,394
Liabilities held for sale	623	—
Total current liabilities	128,445	50,615
Long-term liabilities:		
Long-term debt	1,206,000	558,000
Long-term liabilities, less current portion	4,455	1,324
Deferred income taxes	25,327	34,709
Derivative instruments	44,101	—
Pension and other postretirement benefit obligations	12,679	13,765
Total liabilities	1,421,007	658,413
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized at December 31, 2007; none issued and outstanding at December 31, 2007 and December 31, 2006	—	—
Common stock, $0.01 par value, 150,000,000 shares authorized at December 31, 2007; 57,947,073 and 39,147,263 shares issued, and 57,891,295 and 39,141,263 outstanding at December 31, 2007 and December 31, 2006, respectively	568	381
Additional paid-in capital	822,025	486,011
Accumulated other comprehensive loss	(49,962)	(2,644)
Accumulated deficit	(318,407)	(10,604)
Treasury stock, at cost, 55,778 and 6,000 shares at December 31, 2007 and December 31, 2006, respectively	(236)	(60)
Total stockholders' equity	453,988	473,084
Total liabilities and stockholders' equity	$1,874,995	$1,131,497

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Revenues:				
Advertising	$ 435,769	$238,721	$ 88,798	$ 63,172
Circulation	119,649	52,656	19,298	14,184
Commercial printing and other	33,510	23,553	11,415	8,134
Total revenues	588,928	314,930	119,511	85,490
Operating costs and expenses:				
Operating costs	316,148	160,877	61,001	40,007
Selling, general, and administrative	159,198	91,272	29,033	26,210
Depreciation and amortization	57,750	24,051	8,030	5,776
Transaction costs related to Merger and Massachusetts Acquisitions	—	—	2,850	7,703
Integration and reorganization costs and management fees paid to prior owner	7,490	4,486	1,002	768
Impairment of long-lived assets	1,553	917	—	—
Gain (loss) on sale of assets	(1,495)	(700)	40	—
Goodwill and mastheads impairment	225,993	—	—	—
Operating income (loss)	(180,699)	32,627	17,635	5,026
Interest expense – debt	76,726	35,994	11,760	13,232
Interest expense – dividends on mandatorily redeemable preferred stock	—	—	—	13,484
Amortization of deferred financing costs	2,101	544	67	643
Loss on early extinguishment of debt	2,240	2,086	—	5,525
Unrealized (gain) loss on derivative instrument	2,378	(1,150)	(10,807)	—
Other expense	16	—	—	—
Income (loss) from continuing operations before income taxes	(264,160)	(4,847)	16,615	(27,858)
Income tax expense (benefit)	(31,192)	(3,273)	7,050	(3,027)
Income (loss) from continuing operations	(232,968)	(1,574)	9,565	(24,831)
Income from discontinued operations, net of income taxes	1,544	—	—	—
Net income (loss)	$(231,424)	$ (1,574)	$ 9,565	$(24,831)
Earnings (loss) per share:				
Basic and diluted:				
Income (loss) from continuing operations	$ (5.02)	$ (0.06)	$ 0.43	$ (0.12)
Net income (loss)	$ (4.99)	$ (0.06)	$ 0.43	$ (0.12)
Dividends declared per share	$ 1.57	$ 0.64	$ —	$ —

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Treasury Stock		Notes Receivable	Total
	Shares	Amount					Shares	Amount		
Balance at December 31, 2004 (Predecessor)	218,517,700	2,185	14,281	—	—	(180,909)	2,634,400	(181)	(953)	(165,577)
Repayment of notes receivable through forgiveness of debt	—	—	—	—	—	—	—	—	953	953
Net loss	—	—	—	—	—	(24,831)	—	—	—	(24,831)
Balance at June 5, 2005 (Predecessor)	218,517,700	2,185	14,281	—	—	(205,740)	2,634,400	(181)	—	(189,455)
Redemption of Predecessor's outstanding common stock	(218,517,700)	(2,185)	(14,281)	—	—	—	—	—	—	(16,466)
Cancellation of Predecessor's stock held in treasury	—	—	—	—	—	—	(2,634,400)	181	—	181
Write-off of Predecessor's accumulated deficit associated with the Merger	—	—	—	—	—	205,740	—	—	—	205,740
Contributed capital associated with the Merger	22,197,500	222	221,753	—	—	—	—	—	—	221,975
Restricted share grants	442,500	—	4,425	(4,425)	—	—	—	—	—	—
Restricted share grants, compensation expense	—	—	—	516	—	—	—	—	—	516
Net income	—	—	—	—	—	9,565	—	—	—	9,565
Balance at December 31, 2005 (Successor)	22,640,000	222	226,178	(3,909)	—	9,565	—	—	—	232,056
Comprehensive loss:										
Net loss	—	—	—	—	—	(1,574)	—	—	—	(1,574)
Unrealized loss on derivative instrument, net of income taxes of $1,560	—	—	—	—	(2,351)	—	—	—	—	(2,351)
Comprehensive loss										(3,925)
Adjustment to initially apply FASB Statement 158, net of income taxes of $197	—	—	—	—	(293)	—	—	—	—	(293)
Reclassification of deferred compensation	—	—	(3,909)	3,909	—	—	—	—	—	—

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) – (continued)
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Treasury Stock		Notes Receivable	Total
	Shares	Amount					Shares	Amount		
Restricted share grants	618,680	—	1,936	—	—	—	—	—	—	1,936
Restricted share forfeitures	(6,417)	—	(15)	—	—	—	—	—	—	(15)
Issuance of common stock	25,000	—	375	—	—	—	—	—	—	375
Issuance of common stock from initial public offering, net of issuance costs	15,870,000	159	261,446	—	—	—	—	—	—	261,605
Purchase of treasury stock	—	—	—	—	—	—	6,000	(60)	—	(60)
Common stock cash dividends	—	—	—	—	—	(18,595)	—	—	—	(18,595)
Balance at December 31, 2006 (Successor)	39,147,263	$381	$486,011	$ —	$ (2,644)	$ (10,604)	6,000	$ (60)	$ —	$ 473,084
Comprehensive loss:										
Net loss	—	—	—	—	—	(231,424)	—	—	—	(231,424)
Unrealized loss on derivative instrument, net of income taxes of $930	—	—	—	—	(48,764)	—	—	—	—	(48,764)
Net actuarial loss and prior service cost, net of income taxes of $930	—	—	—	—	1,446	—	—	—	—	1,446
Comprehensive loss										(278,742)
Restricted share grants	198,846	—	—	—	—	—	—	—	—	—
Non-cash compensation expense	—	—	4,617	—	—	—	—	—	—	4,617
Restricted share forfeitures	(99,036)	—	—	—	—	—	35,469	—	—	—
Restricted stock canceled for withholding tax	—	—	—	—	—	—	14,309	(176)	—	(176)
Deferred offering costs from initial public offering	—	—	(38)	—	—	—	—	—	—	(38)
Issuance of common stock from follow on public offering, net of issuance costs	18,700,000	187	331,435	—	—	—	—	—	—	331,622
Common stock cash dividends	—	—	—	—	—	(76,379)	—	—	—	(76,379)
Balance at December 31, 2007 (Successor)	57,947,073	$568	$822,025	$ —	$(49,962)	$(318,407)	55,778	$ (236)	$ —	$ 453,988

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Cash flows from operating activities:				
Net income (loss)	$ (231,424)	$ (1,574)	$ 9,565	$(24,831)
Income from discontinued operations, net of income taxes	1,544	—	—	—
Net income (loss) from continuing operations	(232,968)	(1,574)	9,565	(24,831)
Adjustments to reconcile net loss to net cash provided by continuing operating activities:				
Depreciation and amortization	57,750	24,051	8,030	5,776
Amortization of deferred financing costs	2,101	544	67	643
Unrealized loss (gain) on derivative instrument	2,378	(1,150)	(10,807)	
Issuance of Senior Debentures in lieu of paying cash interest on Senior Discount Debentures and Senior Debentures held by affiliates	—	—	—	4,765
Change in Accrued interest on Senior Discount Debentures and Senior Debentures held by affiliates	—	—	(21,129)	(389)
Non-cash compensation expense	4,687	1,846	516	—
Deferred income taxes	(32,657)	(3,448)	6,899	(3,520)
Loss on sale of assets	1,495	700	(40)	—
Loss on early extinguishment of debt	2,240	2,086	—	5,525
Interest expense – dividends on mandatorily redeemable preferred stock	—	—	—	13,484
Non-cash transaction costs related to Merger	—	—	—	953
Pension and other postretirement benefit obligations	800	748	—	—
Impairment of long-lived assets	1,553	917	—	—
Goodwill and mastheads impairment	225,993	—	—	—
Changes in assets and liabilities, net of acquisitions:				
Accounts receivable, net	4,207	(1,701)	760	(656)
Inventory	1,712	(23)	(408)	74
Prepaid expenses	1,060	610	229	(217)
Other assets	(2,685)	161	117	(9)
Accounts payable	5,081	1,614	(58)	223
Accrued expenses and other current liabilities	13,801	(829)	(5,487)	4,763
Accrued interest	7,589	1,025	183	(6,990)
Deferred revenue	(219)	(668)	(113)	(71)
Long-term liabilities	(195)	308	(138)	(95)
Net cash provided by (used in) operating activities	63,723	25,217	(11,814)	(572)
Cash flows from investing activities:				
Purchases of property, plant, and equipment	(8,592)	(8,396)	(4,967)	(1,015)
Proceeds from sale of publications and other assets	79,658	4,494	3,398	—
Acquisition of GateHouse Media, Inc., net of cash acquired	—	—	(23,930)	—
Acquisition of CP Media, net of cash acquired	—	(231,735)	—	—
Acquisition of Enterprise NewsMedia, LLC, net of cash acquired	(154)	(181,393)	—	—
Acquisition of The Copley Press, Inc. Newspapers, net of cash acquired	(385,756)	—	—	—
Acquisition of Gannett Co., Inc. Newspapers, net of cash acquired	(418,576)	—	—	—
Other acquisitions, net of cash acquired	(317,738)	(11,808)	(15,082)	(80)
Net cash used in investing activities	(1,051,158)	(428,838)	(40,581)	(1,095)

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Cash flows from financing activities:				
Extinguishment of senior subordinated notes, net of fees	—	—	—	(182,813)
Extinguishment of senior discount notes, held by third parties	—	—	—	(20,184)
Extinguishment of senior preferred stock, held by third parties	—	—	—	(11,361)
Payment of debt issuance costs	(7,460)	(7,166)	(771)	(2,350)
Borrowings under term loans	1,534,757	570,000	27,926	276,500
Repayments of term loans	(897,757)	(12,000)	—	(60,052)
Net borrowings under revolving credit facility	11,000	(8,500)	8,500	—
Extinguishment of Senior Debentures	—	—	(69,200)	—
Contributed capital	—	—	221,975	—
Extinguishment of senior preferred stock, related to Merger	—	—	(134,321)	—
Extinguishment of credit facility, net of fees	—	(304,426)	—	—
Payment of offering costs	(1,374)	(3,701)	—	—
Issuance of common stock, net of underwriter's discount	332,939	265,914	—	—
Purchase of treasury stock	(176)	(60)	—	—
Payment of dividends	(62,700)	(9,201)	—	—
Net cash provided by (used in) financing activities	909,229	490,860	54,109	(260)
Net increase (decrease) in cash and cash equivalents	(78,206)	87,239	1,714	(1,927)
Cash and cash equivalents at beginning of period	90,302	3,063	1,349	3,276
Cash and cash equivalents at end of period	$ 12,096	$ 90,302	$ 3,063	$ 1,349
Supplemental disclosures on cash flow information:				
Cash interest paid	$ 74,910	$ 38,459	$ 31,720	$ 16,879
Cash income taxes paid	131	—	—	—
Repayment of notes receivable through forgiveness of debt	—	—	—	953
Issuance of Senior Debentures in lieu of paying cash interest on Senior Discount Debentures and Senior Debentures held by affiliates	—	—	—	4,765
New Senior Debentures issued in exchange for Senior Debentures and Senior Discount Debentures held by affiliates	—	—	—	87,503
Series B-1 Senior Preferred Stock issued in exchange for Series A Senior Preferred Stock	—	—	—	114,277
Note payable issued related to the acquisition of Morris Publishing Group	10,000	—	—	—

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

GateHouse Media, Inc. ("GateHouse"), formerly Liberty Group Publishing, Inc. ("LGP"), and subsidiaries is a leading U.S. publisher of local newspapers and related publications that are the dominant source of local news and print advertising in their markets. As of December 31, 2007, the Company (as defined below) owns and operates 515 publications located in 23 states. The majority of the Company's paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective nonmetropolitan markets. The Company's publications generally face limited competition as a result of operating in small and midsized markets that can typically support only one newspaper. The Company has strategically clustered its publications in geographically diverse, nonmetropolitan markets in the Midwest and Northeast United States, which limits its exposure to economic conditions in any single market or region.

Unlike large metropolitan newspapers, the Company derives a majority of its revenues from local advertising, rather than national advertising, which is generally more sensitive to economic conditions. The Company currently operates in a single reportable segment as its publications have similar economic characteristics, products, customers and distribution.

(b) Basis of Presentation

GateHouse was formed in 1997 for purposes of acquiring 166 daily and weekly newspapers. GateHouse is a holding company for its wholly owned subsidiary, GateHouse Media Operating, Inc. ("Operating Company"). The consolidated financial statements include the accounts of GateHouse and Operating Company and its consolidated subsidiaries ("the Company"). All significant intercompany accounts and transactions have been eliminated.

On May 9, 2005, an affiliate of Fortress Investment Group LLC, FIF III Liberty Holdings LLC ("Parent"), FIF III Liberty Acquisitions, LLC, a wholly owned subsidiary of Parent ("Merger Subsidiary"), and the Company entered into an agreement that provided for the merger of Merger Subsidiary with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent ("the Merger"). The Merger was completed on June 6, 2005. The total value of the transaction was approximately $527,000.

The Merger resulted in a new basis of accounting under Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS No. 141"). This change creates many differences between reporting for the Company pre-Merger, as predecessor, and the Company post-Merger, as successor. The accompanying consolidated financial statements and the notes to consolidated financial statements reflect separate reporting periods for the predecessor and successor company.

The following transactions occurred in connection with the Merger:

- The Company's issued and outstanding shares of common stock, par value $0.01, were converted into the right to receive $0.10 per share in cash ("Conversion Amount"), or $21,588 in the aggregate.
- Each share of Series B-1 Senior Preferred stock issued and outstanding at the time of the Merger was converted, without interest, into $1,000 per share, or $115,821 in the aggregate, plus accumulated and unpaid dividends of $3,182, and was extinguished.
- Each share of Series B Junior Preferred Stock issued and outstanding at the time of the Merger was converted, without interest, into $115.56 per share, or $15,317 in the aggregate, plus accumulated and unpaid dividends of $0, and was extinguished.
- Parent and certain management investors contributed approximately $221,975 in cash to the Company, which in turn held all the outstanding shares of common stock of the Company after the completion of the Merger.

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

- The Company amended its 2005 credit facility to allow for a change in control and borrowed $33,500 on the revolving credit facility in connection with the Merger. The Company paid $771 in fees in connection with the amendment.
- The Company incurred approximately $10,553 in transaction costs associated with the Merger.
- Each outstanding option under the Company's 1999 Stock Option Plan ("the Option Plan") was cancelled for cash consideration per share equal to the difference between the conversion amount of $0.10 per share and the respective exercise price of the option, or $93 in the aggregate. Additionally, all outstanding shares of the Company's common stock held in treasury at the time of the Merger were cancelled.

(c) Initial Public Offering

On October 25, 2006, the Company completed its initial public offering ("IPO") of 13,800,000 shares of common stock at $18.00 per share. The Company's registered common stock is traded on the New York Stock Exchange under the symbol "GHS."

On November 3, 2006, the underwriters of the Company's IPO exercised their option to purchase an additional 2,070,000 shares of common stock pursuant to the terms of the underwriting agreement. The total net proceeds from the IPO of 13,800,000 shares and this additional allotment of 2,070,000 shares after deducting offering expenses and the underwriting discount was $261,605.

(d) Follow-on Public Offering

On July 23, 2007, the Company completed its follow-on public offering of 18,700,000 shares of its common stock, including 1,700,000 shares sold pursuant to the exercise by the underwriters of their option, pursuant to the terms of the underwriting agreement, at a public offering price of $18.45 per share. The total net proceeds from the follow-on public offering were approximately $331,622.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Fiscal Year

The Company's fiscal year end is December 31, 2007. CP Media, the newspapers acquired from the Copley Press, Inc. and Gannett Co., Inc., subsidiaries of the Company, have a fiscal year which ends on the Sunday closest to December 31. CP Media, the newspapers acquired from the Copley Press, Inc. and Gannett Co., Inc's fiscal years ended on December 30, 2007.

(g) Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company's allowance for doubtful accounts is based upon several factors including the length of time the receivables are past due, historical payment trends and current economic factors. The Company generally does not require collateral.

(h) Inventory

Inventory consists principally of newsprint, which is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

(i) Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Routine maintenance and repairs are expensed as incurred.

Depreciation is calculated under the straight-line method over the estimated useful lives, principally 25 years for buildings and improvements, 3 to 10 years for machinery and equipment, and 3 to 10 years for furniture, fixtures, and computer software. Leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(j) Goodwill and Intangible Assets

Intangible assets consist of advertiser, subscriber, customer relationships, mastheads, non-compete agreements with former owners of acquired newspapers, trade names and publication rights. The excess of acquisition costs over the estimated fair value of tangible and identifiable intangible net assets acquired is recorded as goodwill.

Advertiser and subscriber relationships were amortized over useful lives of 20 and 30 years, respectively during the period from January 1, 2005 to June 5, 2005. Customer relationships unrelated to newspapers were amortized over 10 years during the period from January 1, 2005 to June 5, 2005. Non-compete agreements were amortized over periods of up to 10 years depending on the specifics of the agreement.

The Company obtained a third party independent appraisal to determine the fair values of the subscriber and advertiser relationships acquired in connection with the Merger. The appraisal used an excess earning approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 5.0% to 7.0% for advertiser relationships and 5.0% for subscriber relationships. Growth rates were estimated to be 3.0% and the discount rate was estimated to be 8.5%.

Estimated cash flows extend up to periods of 27 years, which considers that a majority of the publications have been in existence over 50 years with many having histories' over 100 years. The majority of the Company's paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective nonmetropolitan markets. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over 19 years and 18 years, respectively, on a straight-line basis as no other discernable pattern of usage was more readily determinable, commencing June 6, 2005. Non-compete agreements are amortized over periods of up to 5 years depending on the specifics of the agreement.

For tax purposes, the amount of goodwill that is expected to be deductible is $622,913 as of December 31, 2007.

Goodwill and mastheads are not amortized pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Mastheads are not amortized because it has been determined that the useful lives of such mastheads are indefinite.

In accordance with SFAS No. 142, goodwill and intangible assets with indefinite lives are tested for impairment annually or when events indicate that an impairment could exist which may include an economic downturn in a market, a change in the assesment of future operations or a decline in the Company's stock price. As a result of the Merger, the Company changed the date on which the annual impairment assessment is made to June 30. As required by SFAS No. 142, the Company performs its impairment analysis on each of its reporting units, represented by its geographic regions. The geographic regions have discrete financial information and are regularly reviewed by management. The fair value of the applicable reporting unit is compared to

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

its carrying value. Calculating the fair value of a reporting unit requires significant estimates and assumptions by the Company. The Company estimates fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, the Company relies on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, the Company calculates the impairment as the excess of the carrying value of goodwill over its implied fair value.

The Company determined that it should perform impairment testing of goodwill and indefinite lived intangible assets during the fourth quarter, due to the Company's stock price as of the end of its fourth quarter.

The fair values of the Company's reporting units for goodwill impairment testing and newspaper mastheads were estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes were appropriate in the circumstances and that hypothetical marketplace participants would use.

The sum of the fair values of the reporting units was reconciled to the Company's current market capitalization (based upon the stock market price) plus an estimated control premium. As a result of the fair values of the reporting units, the Company recorded an impairment charge related to goodwill of $201,479 and a newspaper masthead impairment charge of $24,514 in the fourth quarter of 2007. No goodwill or masthead impairment charges were recorded during the years ended December 31, 2006 or 2005.

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144") . The Company assesses the recoverability of its long-lived assets, including property, plant, and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Impairment indicators include significant under performance relative to historical or projected future operating losses, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, and significant negative industry or economic trends. The assessment of recoverability is based on management's estimates. If the carrying value of the assets exceeds the undiscounted cash flows, the asset would be deemed to be impaired. Impairment would be measured as the difference between the fair value and its carrying value.

(k) Revenue Recognition

Circulation revenue from subscribers is billed to customers at the beginning of the subscription period and is recognized on a straight-line basis over the term of the related subscription. Circulation revenue from single copy sales is recognized at the time of sale. Advertising revenue is recognized upon publication of the advertisement. Revenue for commercial printing is recognized upon delivery. Directory revenue is recognized on a straight-line basis over the twelve-month period in which the corresponding directory is distributed.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records tax assets and liabilities at the date of a purchase business combination, based on management's best estimate of the ultimate tax basis that will be accepted by the tax authority, and liabilities

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

for prior tax returns of the acquired entity should be based on the Company's best estimate of the ultimate settlement in accordance with Emerging Issues Task Force ("EITF") Issue No. 93-7, *Uncertainties Related to Income Taxes in a Purchase Business Combination.* At the date of a change in the Company's best estimate of the ultimate tax basis of acquired assets, liabilities, and carryforwards, and at the date that the tax basis is settled with the tax authority, tax assets and liabilities should be adjusted to reflect the revised tax basis and the amount of any settlement with the tax authority for prior-year income taxes. Similarly, at the date of a change in the Company's best estimate of items relating to the acquired entity's prior tax returns, and at the date that the items are settled with the tax authority, any liability previously recognized should be adjusted. The effect of those adjustments should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition. If goodwill is reduced to zero, the remaining amount of those adjustments should be applied initially to reduce to zero other noncurrent intangible assets related to that acquisition, and any remaining amount should be recognized in earnings.

The realization of the remaining deferred tax assets is primarily dependent on the scheduled reversals of deferred taxes. Any changes in the scheduled reversals of deferred taxes may require an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance could result in an increase or decrease in income tax expense in the period of adjustment.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109* ("FIN 48"), effective January 1, 2007. There was no impact as a result of the implementation of FIN 48. The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in the provision for income taxes. The Company recognizes interest and penalties related to unrealized tax benefits in income tax expense.

(m) Fair Value of Financial Instruments

The Company has reviewed its cash equivalents, accounts receivable, accounts payable, and accrued expenses and has determined that their carrying values approximate fair value due to the short maturity of these instruments. The Company's carrying value for its long-term debt and revolving credit facility approximates fair value due to the variable interest rates associated with these financial instruments.

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133 and* SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* These standards require an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net earnings depending on whether the derivative instrument qualifies as an effective hedge for accounting purposes and, if so, the nature of the hedging activity.

(n) Cash Equivalents

Cash equivalents represent highly liquid certificates of deposit which have original maturities of three months or less.

(o) Deferred Financing Costs

Deferred financing costs consist of costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the estimated remaining term of the related debt.

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

(p) Advertising

Advertising costs are expensed in the period incurred. The Company incurred total advertising expenses of $4,444, $1,787, $382 and $585 during the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005, respectively.

(q) Earnings (loss) per share

Basic earnings (loss) per share is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issued through common stock equivalents.

(r) Stock-based Employee Compensation

Prior to January 1, 2006, the Company accounted for its stock options under the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). The Company elected to apply the provisions of APB No. 25 and provide the pro forma disclosures of SFAS No. 123 during the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005.

Prior to the Merger, the Company had one stock-based employee compensation plan, which is more fully described in Note 17. On June 5, 2005, each outstanding option under the Option Plan was cancelled for cash consideration per share equal to the difference between the conversion amount of $0.10 per share and the respective exercise price of the option, or $93 in the aggregate and, accordingly, the Company recognized compensation expense during the period from January 1, 2005 to June 5, 2005. There were no options granted during 2006 or 2005. In June 2006, the Company cancelled the Option Plan.

The following table illustrates the effect on net income (loss) as if the Company had applied the fair value-based method to all outstanding and unvested awards for the periods presented:

	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Predecessor)
Net income (loss), as reported	$9,565	$(24,831)
Add:		
Stock-based employee compensation expense included in reported net income (loss)	516	93
Deduct:		
Stock-based employee compensation determined under fair value-based method	(516)	(93)
Pro forma net income (loss)	$9,565	$(24,831)
Earnings (loss) per share:		
Basic – as reported	$ 0.43	$ (0.12)
Basic – pro forma	$ 0.43	$ (0.12)
Diluted – as reported	$ 0.43	$ (0.12)
Diluted – pro forma	$ 0.43	$ (0.12)

Under the stock-based employee compensation plan, the exercise price of each option equals the fair value of the common stock on the date of grant. For purposes of calculating compensation expense consistent

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

with SFAS No. 123, the fair value of each 2004 stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0%, expected volatility of 18.6%, risk-free interest rate of 4.5%, and an expected life of 10 years. There were no stock option grants during 2005.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R supersedes SFAS No. 123 and APB No. 25 and requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated financial statements on a straight line basis over the service period (generally the vesting period) based on fair values measured on grant dates. The Company adopted SFAS No. 123R using the modified prospective transition method, therefore, prior results were not restated. Under the modified prospective method, share-based compensation is recognized for new awards, the modification, repurchase or cancellation of awards and the remaining portion of service under previously granted, unvested awards outstanding as of the date of adoption. Accordingly, the expense required under SFAS No. 123R has been recorded beginning January 1, 2006. In addition, the Company eliminated the December 31, 2005 balance of deferred compensation of $3,909 by reducing additional paid-in capital.

(s) Pension and Postretirement Liabilities

SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS No. 158"), became effective for the Company during the year ended December 31, 2006, and requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in the statement of stockholders' equity. SFAS No. 158 did not change the existing criteria for measurement of periodic benefit costs, plan assets or benefit obligations. During the years ended December 31, 2007 and 2006, a total of $1,446 and $(293), net of taxes of $930 and $197 respectively, was recognized in other comprehensive income (see Note 16).

(t) Self-Insurance Liability Accruals

We maintain self-insured medical and workers' compensation programs. We purchase stop loss coverage from third parties which limits our exposure to large claims. We record a liability for healthcare and workers' compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

(u) Correction of Immaterial Error

The Company revised its consolidated financial statements for the year ended December 31, 2006 due to corrections of immaterial prior years' errors identified in the current year ("Purchase accounting tax adjustment"). The Company overstated both its deferred tax liability and goodwill balances as of December 31, 2006 primarily related to deferred taxes being calculated on tax deductible goodwill as part of the Merger. The result was a decrease of previously reported deferred tax liabilities and goodwill of approximately $36,226 as of December 31, 2006. This adjustment relates entirely to acquisition deferred taxes and, as such, there is no impact on previously reported income tax expense or net income.

Upon adoption of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS No. 158") in 2006, the Company recognized a comprehensive loss of $293 (net of income taxes) to record the unfunded portion of its defined benefit and other postretirement benefit plan liabilities. This adjustment was disclosed in the notes to the December 31, 2006 consolidated financial statements. However, SFAS No. 158 requires that this adjustment not affect comprehensive income, but rather be reflected as an adjustment directly to stockholders' equity. The reported net loss, the loss from continuing

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

operations, the cumulative pension adjustment and total stockholders' equity were not affected by this misstatement, however, as a result of this error, which has now been corrected, the reported comprehensive loss had been overstated by $293.

(v) Reclassifications

Certain amounts in the prior periods consolidated financial statements have been reclassified to conform to the 2007 presentation.

(w) Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, provides a market-based framework for measuring fair value, and expands disclosure requirements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is initially effective for financial statements issued for fiscal years beginning after November 15, 2007, however the FASB provided a one year deferral for implementation of the standard for non-financial assets and liabilities. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements in 2008.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for financial statements issued as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In May 2007, the FASB issued Staff Position No. 48-1, *Definition of Settlement in FASB Interpretation No. 48*, ("FIN 48-1") which is an amendment to FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FIN 48-1 became effective during the first quarter of 2007 and did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS No. 141(R)"), and SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*" ("SFAS 160").

SFAS No. 141(R) significantly changes the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. SFAS No. 141(R) further changes the accounting treatment for certain specific items, including:

- Acquisition costs will be generally expensed as incurred;
- Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – (continued)

- Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141(R) includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to the Company's business combinations for which the acquisition date is on or after January 1, 2009. The Company is currently evaluating the impact the adoption of SFAS No. 141(R) will have on its consoliated financial statements.

(2) Share-Based Compensation

The Company recognized compensation cost for share-based payments of $4,687, $1,846, $516 and $93, during the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005, and the period from January 1, 2005 to June 5, 2005, respectively. The income tax benefit related to share-based payments recognized in the statement of operations during the years ended December 31, 2007 and 2006, was $1,835 and $688, respectively. The total compensation cost not yet recognized related to non-vested awards as of December 31, 2007 was $9,205, which is expected to be recognized over a weighted-average period of 2.6 years through October 2011.

Total share-based compensation expense during the year ended December 31, 2006 of $1,846 is comprised of $125 related to the purchase of common stock at a discount, as discussed below, and $1,721 related to share-based compensation expense for Restricted Share Grants ("RSGs"), which is net of estimated forfeitures.

(a) Restricted Share Grants

Prior to the IPO, the Company had issued 792,500 RSGs to certain management investors pursuant to each investor's management stockholder agreement (the "Management Stockholder Agreements"). Under the Management Stockholder Agreements, RSGs vest by one-third on each of the third, fourth and fifth anniversaries from the grant date. Following the adoption of the GateHouse Media, Inc. Omnibus Stock Incentive Plan (the "Plan") in October 2006, an additional 268,680 RSGs were granted during the year ended December 31, 2006. During the year ended December 31, 2007 an additional 198,846 RSGs were granted to Company directors, management and employees, 105,453 of which were both granted and forfeited. The majority of the RSGs issued under the Plan vest in increments of one-third on each of the first, second and third anniversaries of the grant date. In the event a grantee of an RSG is terminated by the Company without cause, a number of unvested RSGs immediately vest that would have vested under the normal vesting period on the next succeeding anniversary date following such termination. In the event an RSG grantee's employment with the Company is terminated without cause within twelve months after a change in control as defined in the applicable award agreement, all unvested RSGs become immediately vested at the termination date. During the period prior to the lapse and removal of the vesting restrictions, a grantee of an RSG will have all of the rights of a stockholder, including without limitation, the right to vote and the right to receive all dividends or other distributions. As a result, the RSGs are reflected as outstanding common stock; however, the unvested RSGs have been excluded from the calculation of basic earnings per share. With respect to Company employees, the value of the RSGs on the date of issuance is recognized as employee compensation expense over the vesting period or through the grantee's eligible retirement date, if shorter, with an increase to additional paid-in-capital. During the years ended December 31, 2007 and 2006, the Company recognized $4,687 and $1,721, respectively in share-based compensation expense related to RSGs.

As of December 31, 2007 and 2006, there were 1,035,480 and 1,051,763 RSGs, respectively, issued and outstanding with a weighted average grant date fair value of $13.87 and $14.33, respectively. As of December 31, 2007, the aggregate intrinsic value of unvested RSGs was $9,205. During the year ended December 31, 2007, the aggregate fair value of vested RSGs was $952.

RSG activity was as follows:

(In thousands, except share data)

(2) Share-Based Compensation – (continued)

	Number of RSGs	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2006	1,051,763	$14.33
Granted	198,846	11.69
Vested	(80,624)	19.78
Forfeited	(134,505)	10.72
Unvested at December 31, 2007	1,035,480	$13.87

SFAS No. 123R requires the recognition of share-based compensation for the number of awards that are ultimately expected to vest. The Company's estimated forfeitures are based on forfeiture rates of comparable plans. Estimated forfeitures will be reassessed in subsequent periods and the estimate may change based on new facts and circumstances. Prior to January 1, 2006, actual forfeitures were included in pro forma stock compensation as they occurred.

(b) Other Awards

In January 2006, a management investor purchased 25,000 shares of common stock at a discount of $5.01 per share, or $125, pursuant to the investor's Management Stockholder Agreement. The purchase was determined to be compensatory in accordance with SFAS No. 123R. The Company recognized $125 in employee compensation expense related to this purchase during the year ended December 31, 2006. The fair value of the common stock was determined to be $15.01 per share as of January 2006.

(c) Valuation of Equity Securities Issued as Compensation

Prior to January 1, 2006, the Company recorded deferred share-based compensation, which consisted of the amounts by which the estimated fair value of the instrument underlying the grant exceeded the grant or exercise price, at the date of grant or other measurement date, if applicable and recognized the expense over the related service period. In determining the fair value of the Company's common stock at the dates of grant prior to the IPO on October 25, 2006, GateHouse's stock was not traded and, therefore, the Company was unable to rely on a public trading market for its stock prior to October 25, 2006.

On May 9, 2005, an affiliate of Fortress Investment Group LLC, FIF III Liberty Holdings LLC ("Parent"), FIF III Liberty Acquisitions, LLC, a wholly owned subsidiary of Parent and the Company entered into an agreement that provided for the merger of Merger Subsidiary with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent. The Merger was completed on June 6, 2005. The Merger resulted in a new basis of accounting under SFAS No. 141.

The Company believes the Merger was on arms' length terms and represented the fair value of its equity on June 6, 2005. In connection with the Merger, an appraisal of certain assets and liabilities was prepared by an unrelated valuation specialist and indicated a $10.00 fair value per share for the Company's common stock on that date.

As the Company began the process of preparing for its IPO, it developed a preliminary valuation using a discounted cash flow approach as of July 2006. The Company prepared this valuation using an estimated revenue growth rate based upon advertising rate increases considering the consumer price index ("CPI"), implementation of additional on-line content and products and introduction of additional niche products. Additionally, the Company used an estimated annual EBITDA, (adjusted to exclude certain non-cash and non-recurring items), growth rate based upon increases in revenues, cost reductions from the integration of acquisitions and improvements in cost from clustering and centralized services.

The Company estimated that the fair value of its common stock was $15.01 per share based on a valuation using a discounted cash flow approach as of July 2006.

(In thousands, except share data)

(2) Share-Based Compensation – (continued)

In preparing a discounted cash flow analysis, certain significant assumptions were made including:

- the rate of revenue growth, which is a function of, among other things, anticipated increases in advertising rates (CPI based), impacts of on-line strategy and the introduction of niche products;
- the rate of the Company's Adjusted EBITDA growth, which is a function of, among other things, anticipated revenues, cost reductions and synergies from the integration of CP Media and Enterprise NewsMedia, LLC (see note 3(g)) and ongoing cost savings resulting from a clustering strategy;
- estimated capital expenditures;
- the discount rate of 7.8%, based on the Company's capital structure as of July 2006, the cost of equity, based on a risk free rate of 5.0% and a market risk of premium of 7.0% and the Company's cost of debt; and
- a terminal multiple of between 9 and 10 times unlevered cash flow, based upon the Company's anticipated growth prospects and private and public market valuations of comparable companies. The Company defines unlevered cash flow as Adjusted EBITDA less interest expense, cash taxes and capital expenditures.

The Company also considered the cash flow based trading multiples of comparable companies, including competitors and other similar publicly traded companies and sales transactions for comparable companies in its industry. Additionally, it considered the results of operations, market conditions, competitive position and the stock performance of these companies, as well as its financial forecasts, as updated, to develop its valuation. The Company determined the valuation performed by management to be the best available tool for projections of the final price range for purposes of valuing its stock-based compensation. The Company did not obtain contemporaneous valuations by unrelated valuation specialists at times other than the Merger valuation because: (i) the Company's efforts were focused on, among other things, potential acquisitions and refinancing the Company and (ii) the Company did not consider it to be economic to incur costs for such valuations given the number of shares issued. The Company considered that it met its internal financial performance objectives as reflected in its valuation.

The Company retrospectively applied the valuation to share-based compensation relating to RSGs and common stock sales which occurred from January 2006 to May 2006. Therefore, the consolidated financial statements reflect this valuation for grants made prior to the Company's IPO.

(3) Acquisitions

(a) Morris Publishing Group Newspaper Acquisitions — 2007

On November 30, 2007, the Company completed its acquisition of thirty seven publications from the Morris Publishing Group for an aggregate purchase price, including working capital of approximately $121,402. The acquisition included fifteen daily and seven weekly newspapers, as well as fifteen shopper publications serving South Dakota, Florida, Kansas, Michigan, Missouri, Nebraska, Oklahoma and Tennessee. The rationale for the acquisition was primarily due to the attractive nature of the community newspaper assets with stable revenues and cash flows combined with cost saving opportunities available by clustering with the Company's nearby newspapers. The Company has accounted for these acquisitions under the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to the assets and liabilities assumed based upon their respective fair values. The results of operations for the Morris Publishing Group newspaper acquisitions have been included in the Company's consolidated financial statements since the date of the acquisition.

(In thousands, except share data)

(3) Acquisitions – (continued)

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

Current assets	$ 9,422
Other assets	10,734
Property, plant and equipment	21,923
Advertising relationships	38,011
Subscriber relationships	8,341
Mastheads	12,244
Customer relationships	3,659
Goodwill	21,653
Total assets	125,987
Current liabilities	4,526
Long-term liabilities	59
Total liabilities	4,585
Net assets acquired	$121,402

The Company obtained third party independent appraisals to assist in the determination of the fair values of the subscriber relationships, advertiser relationships and customer relationships acquired in connection with the Morris Publishing Group newspaper acquisition. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 7.5% for advertiser relationships, subscriber relationships and customer relationships for the Morris Publishing Group newspaper acquisition. The growth rate was estimated to be 0.5% and the discount rate was estimated to be 10.0% for subscriber relationships. The growth rate was estimated to be 2.3% and the discount rate was estimated to be 10.0% for advertiser relationships. The growth rate was estimated to be 2.0% and the discount rate was estimated to be 10% for customer relationships.

Estimated cash flows extend up to periods of approximately 30 years which considers that a majority of the acquired newspapers have been in existence over 50 years with many having histories over 100 years. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber relationships, advertiser relationships and customer relationships are being amortized over 14, 15 and 15 years respectively, on a straight-line basis as no other discernable pattern of usage was more readily determinable.

For tax purposes, goodwill is deductible for the newspapers acquired from Morris Publishing Group as of December 31, 2007.

(b) Gannett Co., Inc. Newspaper Acquisitions — 2007

On May 7, 2007, the Company completed its acquisition of thirteen publications from Gannett Co., Inc. for an aggregate purchase price, including working capital, of approximately $418,959. The acquisition included four daily and three weekly newspapers, as well as six shopper publications serving Rockford, Illinois, Utica, New York, Norwich, Connecticut and Huntington, West Virginia. The rationale for the acquisition was primarily due to the attractive nature of the community newspaper assets with stable revenues and cash flows combined with cost saving opportunities available by clustering with the Company's nearby newspapers. The Company has accounted for these acquisitions under the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to the assets and liabilities assumed based upon their respective fair

(In thousands, except share data)

(3) Acquisitions – (continued)

values. The results of operations for the Gannett Co., Inc. newspaper acquisitions have been included in the Company's consolidated financial statements since the date of the acquisition.

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

Current assets	$ 14,153
Other assets	75,632
Property, plant and equipment	39,557
Advertising relationships	96,503
Subscriber relationships	26,964
Mastheads	24,450
Goodwill	146,765
Total assets	424,024
Total liabilities	5,065
Net assets acquired	$418,959

The Company obtained third party independent appraisals to assist in the determination of the fair values of the subscriber and advertiser relationships acquired in connection with the Gannett Co., Inc. newspaper acquisition. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 7.0% for advertiser relationships and subscriber relationships for the Gannett Co., Inc. newspaper acquisition. Growth rates were estimated to be 2.5% and discount rates were estimated to be 8.5% for advertiser and subscriber relationships.

Estimated cash flows extend up to periods of approximately 30 years which considers that a majority of the acquired newspapers have been in existence over 50 years with many having histories over 100 years. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over 16 years, on a straight-line basis as no other discernable pattern of usage was more readily determinable.

For tax purposes, goodwill is deductible for the newspapers acquired from Gannett Co., Inc. as of December 31, 2007.

(c) The Copley Press, Inc. Newspaper Acquisitions — 2007

On April 11, 2007, the Company completed its acquisition of fifteen publications from The Copley Press, Inc. for an aggregate purchase price, including working capital, of approximately $388,237. The acquisition included seven daily and two weekly newspapers as well as six shopper publications, serving areas of Ohio and Illinois. The rationale for the acquisition was primarily due to the attractive nature of the community newspaper assets with stable revenues and cash flows. In addition there were cost saving opportunities from margin improvement as well as clustering with the Company's nearby newspapers. The Company has accounted for these acquisitions under the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to the assets and liabilities based upon their respective fair values. The results of operations for The Copley Press, Inc. newspaper acquisitions have been included in the Company's consolidated financial statements since the date of the acquisition.

(In thousands, except share data)

(3) Acquisitions – (continued)

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

Current assets	$ 21,204
Other assets	18
Property, plant and equipment	64,906
Advertising relationships	95,466
Subscriber relationships	40,083
Mastheads	34,719
Goodwill	169,463
Total assets	425,859
Current liabilities	15,680
Long-term liabilities	21,942
Total liabilities	37,622
Net assets acquired	$388,237

The Company obtained third party independent appraisals to assist in the determination of the fair values of the subscriber and advertiser relationships acquired in connection with the Copley Press, Inc. newspaper acquisition. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 7.0% for advertiser relationships and subscriber relationships for the Copley Press, Inc. newspaper acquisition. Growth rates were estimated to be 2.5% and discount rates were estimated to be 10.0% for advertiser relationships and subscriber relationships.

Estimated cash flows extend up to periods of approximately 30 years which considers that a majority of the acquired newspapers have been in existence over 50 years with many having histories over 100 years. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over 15 years on a straight-line basis as no other discernable pattern of usage was more readily determinable.

For tax purposes, the amount of goodwill that is expected to be deductible is $106,914 for the newspapers acquired from the Copley Press, Inc. as of December 31, 2007.

(d) SureWest Directories Acquisition — 2007

On February 28, 2007, the Company completed its acquisition of all the issued and outstanding capital stock of SureWest Directories from SureWest Communications for an aggregate purchase price, including working capital, of approximately $110,156. SureWest Directories is engaged in the business of publishing yellow page and white page directories, as well as internet yellow pages through the www.sacramento.com website. The Company has become the publisher of the official directory of SureWest Telephone. The acquisition of SureWest Directories is the Company's platform acquisition into the local directories business. This was an attractive acquisition due to the stability and visibility of the businesses revenues and cash flows, minimal capital expenditure requirements and growth prospects for the Sacramento, California marketplace. The Company has accounted for this acquisition under the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to the assets and liabilities assumed based upon their respective fair values. The results of operations for SureWest Directories have been included in the Company's consolidated financial statements since the date of the acquisition.

(In thousands, except share data)

(3) Acquisitions – (continued)

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

Current assets	$ 15,041
Property, plant and equipment	51
Advertising relationships	40,955
Trade name	5,493
Publication rights	345
Goodwill	48,454
Total assets	110,339
Total liabilities	183
Net assets acquired	$110,156

The Company obtained third party independent appraisals to assist in the determination of the fair values of the advertiser relationships acquired in connection with the SureWest Directories acquisition. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 12.0% for advertiser relationships for SureWest Directories. Growth rates were estimated to be 2.5% and the discount rate was estimated to be 11.0% for advertiser relationships.

Estimated cash flows extend up to periods of approximately 18 years which considers an attrition study which concluded that half of the existing advertiser base would be advertising in the Company's directories after six years. Survival curves were calculated based on this and other relevant information which resulted in the 12% attrition rate. The Company is amortizing the fair values of the advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the advertiser relationships are being amortized over 12 years, on a straight-line basis as no other discernable pattern of usage was more readily determinable.

For tax purposes, the amount of goodwill that is expected to be deductible is $48,453 for SureWest Directories as of December 31, 2007.

(e) Journal Register Company Newspaper Acquisitions — 2007

On February 9, 2007, the Company completed its acquisition of eight publications from the Journal Register Company for an aggregate purchase price, including working capital, of approximately $72,315. The acquisition included two daily and four weekly newspapers as well as two shopper publications serving southeastern Massachusetts. The rationale for the acquisition was primarily due to the attractive nature of the community newspaper assets with stable revenues and cash flows combined with the cost savings opportunities from clustering with the Company's other newspapers serving Massachusetts. The Company has accounted for these acquisitions under the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to the assets and liabilities assumed based upon their respective fair values. The results of operations for the Journal Register Company newspaper acquisitions have been included in the Company's consolidated financial statements since the date of the acquisition.

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill. The

(In thousands, except share data)

(3) Acquisitions – (continued)

following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

Current assets	$ 2,614
Property, plant and equipment	7,159
Advertising relationships	27,268
Subscriber relationships	6,397
Mastheads	4,393
Goodwill	25,301
Total assets	73,132
Total liabilities	817
Net assets acquired	$72,315

The Company obtained third party independent appraisals to assist in the determination of the fair values of the subscriber and advertiser relationships acquired in connection with the Journal Register Company newspaper acquisition. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 7.0% for advertiser relationships and subscriber relationships for the Journal Register Company newspaper acquisitions. The growth rate was estimated to be 1.8% and the discount rate was estimated to be 10.0% for subscriber relationships. The growth rate was estimated to be 1.7% and the discount rate was estimated to be 10.0% for advertiser relationships.

Estimated cash flows extend up to periods of approximately 30 years which considers that a majority of the acquired newspapers have been in existence over 50 years with many having histories over 100 years. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over 16 years on a straight-line basis as no other discernable pattern of usage was more readily determinable.

For tax purposes, the amount of goodwill that is expected to be deductible is $25,301 for the newspapers acquired from the Journal Register Company as of December 31, 2007.

(f) Other Acquisitions — 2007

During the year ended December 31, 2007, the Company acquired an additional 40 publications (excluding the acquisitions discussed above) for an aggregate purchase price of $27,595. These were all attractive tuck-in acquisitions, in which the acquired businesses fit in extremely well with existing GateHouse clusters. The purchase price allocation for these acquisitions are as follows:

Current assets	$ 2,630
Other assets	225
Property, plant and equipment	5,683
Noncompete agreements	1,577
Advertising relationships	7,432
Subscriber relationships	1,716
Mastheads	3,375
Customer relationships	967
Goodwill	8,429
Total assets	32,034
Current liabilities	2,520
Long-term liabilities	1,919
Total liabilities	4,439
Net assets acquired	$27,595

(In thousands, except share data)

(3) Acquisitions – (continued)

The Company continues to refine the fair value estimates in accordance with SFAS No. 141. As additional information becomes available and as actual values vary from these estimates, the underlying assets and liabilities may need to be adjusted, thereby impacting intangible asset estimates, as well as goodwill.

(g) CP Media and Enterprise NewsMedia, LLC Acquisitions — 2006

On June 6, 2006, the Company acquired substantially all of the assets, and assumed certain liabilities of CP Media for $232,024 and acquired all of the equity interests of Enterprise NewsMedia, LLC for $194,083 (the "Massachusetts Acquisitions"). CP Media and Enterprise NewsMedia, LLC are two leading publishers of daily and weekly newspapers in eastern Massachusetts. The rationale for the Massachusetts Acquisitions was primarily due to the attractive community newspaper assets with stable cash flows, the combination of the two companies that creates operational upside and cost savings and economies of scale for advertising, sales, operating costs and existing infrastructure leverage. The Company has accounted for these acquisitions under the purchase method of accounting. Accordingly, the cost of each acquisition has been allocated to the assets and liabilities assumed based upon their respective fair values. The results of operations for CP Media and Enterprise NewsMedia, LLC have been included in the Company's consolidated financial statements since the date they were acquired.

Upon the acquisition of Enterprise NewsMedia, LLC, the Company recorded deferred taxes based upon its best estimate of the tax basis of assets and liabilities acquired. During the year ended December 31, 2006, the Company updated its forecasted schedule of future reversals of taxable temporary differences, an adjustment was applied as an increase to the balance of goodwill attributable to the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date adjusted through December 31, 2007:

	CP Media	Enterprise NewsMedia, LLC
Current assets	$ 12,469	$ 24,127
Other assets	—	107
Property, plant and equipment	19,055	22,435
Advertising relationships	76,194	52,846
Noncompete agreements	—	986
Subscriber relationships	10,781	22,339
Mastheads	13,214	10,146
Goodwill	111,243	117,342
Total assets	242,956	250,328
Current liabilities	10,421	7,656
Other long-term liabilities	511	13,671
Deferred income taxes	—	34,918
Total liabilities	10,932	56,245
Net assets acquired	$232,024	$194,083

The Company obtained third party independent appraisals to assist in the determination of the fair values of the subscriber and advertiser relationships acquired in connection with the CP Media and Enterprise NewsMedia, LLC acquisitions. The appraisals used an excess earnings approach, a form of the income approach, which values assets based upon associated estimated discounted cash flows. A static pool approach using historical attrition rates was used to estimate attrition rates of 10% and 6.0% for advertiser relationships and 4.0% and 6.0% to 8.0% for subscriber relationships for CP Media and Enterprise NewsMedia, LLC, respectively. Growth rates were estimated to be 0% and 0.5% and the discount rate was estimated to be 8.5% and

(In thousands, except share data)

(3) Acquisitions – (continued)

9.0% for subscriber relationships for CP Media and Enterprise NewsMedia, LLC, respectively. Growth rates were estimated to be 2.5% and 3.0% and the discount rate was estimated to be 8.5% and 9.0% for advertiser relationships for CP Media and Enterprise NewsMedia, LLC, respectively.

Estimated cash flows extend up to periods of approximately 32 years which considers that a majority of the acquired newspapers have been in existence over 50 years with many having histories over 100 years for both CP Media and Enterprise NewsMedia, LLC. The Company is amortizing the fair values of the subscriber and advertiser relationships over the periods at which 90% of the cumulative net cash flows are estimated to be realized. Therefore, the subscriber and advertiser relationships are being amortized over 18 and 15 years and 14 to 16 and 18 years for CP Media and Enterprise NewsMedia, LLC, respectively, on a straight-line basis as no other discernable pattern of usage was more readily determinable.

The fair value of non-compete agreements was determined using the "damages method" under the income approach method of valuation. Non-compete agreements in the Enterprise NewsMedia, LLC acquisition were valued at $986 and are being amortized over two years on a straight-line basis. There were no non-compete agreements in the CP Media acquisition.

For tax purposes, the amount of goodwill that is expected to be deductible is $111,243 for CP Media as of December 31, 2007.

(h) Other Acquisitions — 2006

During the year ended December 31, 2006, the Company acquired nine publications (excluding the Acquisitions discussed above) for an aggregate purchase price of $11,752. The purchase price allocation for these acquisitions is as follows:

Net tangible assets acquired	$ 734
Property, plant and equipment	2,856
Noncompete agreements	368
Advertising relationships	1,857
Subscriber relationships	232
Mastheads	549
Customer lists	2,064
Goodwill	3,092
Purchase price	$11,752

(i) Fortress Acquisition — 2005

On May 9, 2005, an affiliate of Fortress Investment Group LLC, FIF III Liberty Holdings LLC ("Parent"), FIF III Liberty Acquisitions, LLC, a wholly owned subsidiary of Parent ("Merger Subsidiary") and the Company entered into an agreement that provided for the merger of Merger Subsidiary with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent ("the Merger"). The Merger was completed on June 6, 2005. The total value of the transaction was approximately $527,000. The rationale for the Merger was primarily due to the Company's attractive community newspaper assets with stable cash flow.

In connection with the Merger, the Company's issued and outstanding shares of its common stock, par value $0.01, were converted into the right to receive $10.00 per share in cash ("Conversion Amount"), or $21,588 in the aggregate. Additionally, each share of Series B-1 Senior Preferred stock issued and outstanding at the time of the Merger was converted, without interest, into $1,000 per share, or $115,821 in the aggregate, plus accumulated and unpaid dividends of $3,182. Each share of Series B Junior Preferred Stock issued and outstanding at the time of the Merger was converted, without interest, into $115.56 per share, or $15,317 in aggregate, plus accumulated and unpaid dividends of $0. Parent and certain management investors contributed approximately $221,975 in cash to the Company, which in turn held all the outstanding shares of common

(In thousands, except share data)

(3) Acquisitions – (continued)

stock of the Company after the completion of the Merger. The Company amended its 2005 Credit Facility to allow for a change in control and borrowed $33,500 on the revolving credit facility in connection with the Merger. The predecessor Company incurred approximately $7,703 in transaction costs associated with the Merger.

Each outstanding option under the Company's Option Plan was cancelled for cash consideration per share equal to the difference between the conversion amount of $0.10 per share and the respective exercise price of the option, or $93 in the aggregate. Additionally, all shares of the Company's treasury stock outstanding were cancelled in conjunction with the Merger.

The aggregate purchase price paid in the Merger transaction of $526,841 consisted of the following:

Payment for common stock	$ 21,588
Assumption of Term Loan B	276,500
Assumption of preferred stock	134,321
Assumption of senior debentures	90,329
Payment of fees and expenses	1,759
Payment of working capital settlement	2,344
	$526,841

The Merger was recorded in accordance with SFAS No. 141. Upon closing of the Merger, a third party independent analysis was performed to estimate the fair values of the assets acquired and liabilities assumed. Portions of the cost were assigned to tangible assets and identifiable and separately recognized intangible assets, based on the fair values of the individual assets. The cost of the acquisition exceeded the fair value of the identifiable assets less the liabilities assumed, which resulted in the excess recognized as goodwill. The fair values of subscriber and advertiser intangible assets was determined using an income approach, the mastheads fair value was determined using a market approach and the valuation of real estate was determined using a sales comparison approach. The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$249,309
Other assets	364
Property, plant and equipment	58,022
Advertising relationships	125,356
Customer relationships	2,308
Subscriber relationships	29,047
Mastheads	58,402
Goodwill	280,466
Total assets	803,274
Current liabilities	28,282
New Term Loan B	276,500
Senior debentures	90,329
Senior preferred stock	119,003
Junior preferred stock	15,318
Other long-term liabilities	488
Deferred income taxes	51,379
Total liabilities	581,299
Net assets acquired	$221,975

(In thousands, except share data)

(3) Acquisitions – (continued)

(j) Other Acquisitions — 2005

During the period from June 6, 2005 to December 31, 2005, the Company acquired 18 publications in five separate transactions for an aggregate purchase price of $15,381. The purchase price allocation for these acquisitions is as follows:

Net tangible assets acquired	$ 307
Property, plant, and equipment	3,265
Non-compete assets	221
Advertising relationships	4,035
Subscriber relationships	899
Mastheads	1,947
Goodwill	4,707
Purchase price	$15,381

(k) Restructuring

As of December 31, 2007, the accrued restructuring balance was $991, which relates to on-going obligations for employee termination agreements in connection with the acquisition of the Morris Publishing Group newspapers, The Copley Press, Inc. newspapers, as well as the acquisitions of Messenger Post and Enterprise NewsMedia, LLC. During the year ended December 31, 2007, the Company made payments of $892 in connection with these obligations.

During the year ended December 31, 2007, restructuring related expense, which is included in integration and reorganization costs and management fees paid to prior owner on the accompanying statement of operations was $1,639. This amount relates to severance expense incurred in connection with the closing of two of the Company's printing facilities. During the year ended December 31, 2007, the Company made payments of $1,238 connection with these obligations.

(l) Pro-Forma Results

The unaudited pro forma condensed consolidated statement of operations information for 2007, set forth below, presents the results of operations as if the acquisitions of the newspapers from The Copley Press, Inc. and the newspapers from Gannett Co., Inc. had occurred on January 1, 2006. The unaudited pro forma condensed consolidated statement of operations information for 2006, set forth below, presents the results of operations as if the acquisitions of the newspapers from The Copley Press, Inc., the newspapers from Gannett Co., Inc. and the acquisitions of CP Media and Enterprise NewsMedia, LLC had occurred on January 1, 2006. These amounts are not necessarily indicative of future results or actual results that would have been achieved had the acquisitions occurred as of the beginning of such period. The unaudited pro forma condensed consolidated statements of operations data, set forth below, does not give pro forma effect to the following acquisitions which are not considered significant:

- the acquisition of all the issued and outstanding capital stock of SureWest Directories from SureWest Communications for an aggregate purchase price of approximately $110,156 in February of 2007;
- the acquisition of eight publications from the Journal Register Company for an aggregate purchase price of approximately $72,315 in February of 2007; and
- the acquisition of thirty eight publications from Morris Publishing Group for an aggregate purchase price of approximately $121,402 in November, 2007.

(In thousands, except share data)

(3) Acquisitions – (continued)

	Year Ended December 31,	
	2007	2006
Revenues	$ 661,865	$643,854
Net loss from continuing operations	(240,732)	$ (28,938)
Net loss	(238,325)	$ (28,938)
Net loss per common share		
Basic	$ (5.14)	$ (0.59)
Diluted	$ (5.14)	$ (0.59)

(4) Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	December 31,	
	2007	2006
Land	$ 20,917	$ 19,449
Buildings and improvements	89,887	40,147
Machinery and equipment	114,529	42,352
Furniture, fixtures, and computer software	13,738	6,937
Construction in progress	1,735	710
	240,806	109,595
Less: accumulated depreciation and amortization	(30,597)	(11,224)
Total	$210,209	$ 98,371

Depreciation expense during the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005 was $19,859, $8,710, $2,919 and $2,150, respectively.

(5) Goodwill and Other Intangible Assets

Goodwill and intangible assets consisted of the following:

	December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Noncompete agreements	$ 3,172	$ 1,295	$ 1,877
Advertiser relationships	565,663	45,097	520,566
Customer relationships	6,689	383	6,306
Subscriber relationships	146,751	10,859	135,892
Trade name	5,493	458	5,035
Publication rights	345	19	326
Total	$728,113	$58,111	$670,002
Nonamortized intangible assets:			
Goodwill	$701,852		
Mastheads	138,792		
Total	$840,644		

(In thousands, except share data)

(5) Goodwill and Other Intangible Assets – (continued)

	December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Noncompete agreements	$ 1,595	$ 401	$ 1,194
Advertiser relationships	260,191	15,986	244,205
Customer relationships	2,064	127	1,937
Subscriber relationships	63,290	3,732	59,558
Total	$327,140	$20,246	$306,894
Nonamortized intangible assets:			
Goodwill	$480,430		
Mastheads	84,202		
Total	$564,632		

The weighted average amortization periods for amortizable intangible assets are 4.1 years for noncompete agreements, 15.0 years for advertiser relationships, 13.9 years for customer relationships, 16.4 years for subscriber relationships, 10.0 years for trade names and 15.0 years for publication rights.

Amortization expense for the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005 was $37,891, $15,341, $5,111 and $3,626, respectively. Estimated future amortization expense as of December 31, 2007, is as follows:

For the year ending December 31:	
2008	$ 46,599
2009	46,381
2010	46,345
2011	46,262
2012	46,005
Thereafter	438,410
Total	$670,002

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

Balance at January 1, 2006 (Successor)	$ 316,691
Goodwill from acquisitions	232,395
Adjustment related to income tax valuation allowance	(32,430)
Purchase accounting tax adjustment	(36,226)
Balance at December 31, 2006 (Successor)	480,430
Goodwill from acquisitions	422,901
Goodwill impairment	(201,479)
Balance at December 31, 2007 (Successor)	$ 701,852

Goodwill from acquisitions during the year ended December 31, 2007 relates primarily to the newspapers acquired from Morris Publishing Group, the Copley Press, Inc. and Gannett Co. Inc., the acquisition of SureWest Directories and the newspapers acquired from the Journal Register Company.

(In thousands, except share data)

(5) Goodwill and Other Intangible Assets – (continued)

Goodwill from acquisitions during the year ended December 31, 2006, relates primarily to CP Media and Enterprise NewsMedia, LLC.

As of December 31, 2007 and 2006, goodwill in the amount of $622,913 and $182,364, respectively was deductible for income tax purposes.

The Company revised its consolidated financial statements for the year ended December 31, 2006 due to a purchase accounting tax adjustment identified in the current year. The Company overstated both its deferred tax liability and goodwill balances as of December 31, 2006 primarily related to deferred taxes being calculated on tax deductible goodwill as part of the Merger. The result was a decrease of previously reported deferred tax liabilities and goodwill of approximately $36,226 as of December 31, 2006. This adjustment relates entirely to acquisition deferred taxes and, as such, there is no impact on previously reported income tax expense or net income.

The Company's date on which its annual impairment assessment is made is June 30. There were no impairments in 2006 or 2005 related to goodwill.

The Company determined that it should perform impairment testing of goodwill and indefinite lived intangible assets as of December 31, 2007, due to the Company's stock price as of the end of its fourth quarter.

The fair values of the Company's reporting units for goodwill impairment testing and individual newspaper mastheads were estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes were appropriate in the circumstances.

The sum of the fair values of the reporting units was reconciled to the Company's current market capitalization (based upon the stock market price) plus an estimated control premium. The Company recorded an impairment charge related to goodwill of $201,479 and a newspaper masthead impairment charge of $24,514 in the fourth quarter of 2007 based on this comparison of reporting unit carrying value to fair value.

(6) Accrued Expenses

Accrued expenses consisted of the following:

	December 31,	
	2007	2006
Accrued payroll	$ 8,638	$ 5,024
Accrued bonus	2,697	2,123
Accrued vacation	4,373	959
Accrued insurance	3,411	2,214
Accrued newsprint	1,497	1,740
Accrued other	20,056	6,107
	$40,672	$18,167

(In thousands, except share data)

(7) Lease Commitments

The future minimum lease payments related to the Company's non-cancelable operating lease commitments as of December 31, 2007 are as follows:

For the year ending December 31:	
2008	$ 5,340
2009	4,782
2010	4,181
2011	2,159
2012	1,916
Thereafter	5,227
Total minimum lease payments	$23,605

Future minimum operating lease payments have not been reduced by future minimum sublease income of $1,838.

Rental expense under operating leases for the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005, was $4,888, $2,855, $439 and $365, respectively.

(8) Senior Subordinated Notes, Senior Discount Debentures, and Senior Debentures

The acquisition of 166 newspapers in January 1998 was financed in part by: (i) $180,000 from the issuance and sale by the Operating Company of $180,000 aggregate principal amount of 9⅜% Senior Subordinated Notes ("the Notes") due February 1, 2008 and (ii) $50,521 from the issuance and sale by GateHouse of $89,000 aggregate principal amount of 11⅝% Senior Discount Debentures ("the Senior Discount Debentures") due February 1, 2009.

The Notes were general unsecured obligations of the Operating Company, and were irrevocably and unconditionally jointly and severally guaranteed by each of the Operating Company's existing and future subsidiaries. As of February 1, 2003, the Notes were redeemable for cash at the option of the Operating Company at stipulated redemption amounts. In the event of a change in control (as defined in the Notes) of the Operating Company or the Company, the Company was required to offer to repurchase the Notes at 101% of their principal amount.

The Senior Discount Debentures issued by GateHouse were general unsecured obligations. The Senior Discount Debentures accreted to a full principal amount of $89,000 as of February 1, 2003. Thereafter, cash interest on the Senior Discount Debentures accrued and was payable semi-annually on February 1 and August 1 of each year. As of February 1, 2003, the Senor Discount Debentures were redeemable for cash at the option of GateHouse at stipulated redemption amounts. In the event of a change in control of GateHouse, and subject to certain conditions, the holders of the Senior Discount Debentures had the right to require GateHouse to repurchase all of the Senior Discount Debentures at a price of 101% of the principal amount at maturity thereof, plus accrued and unpaid interest to the repurchase date.

On December 17, 2001, Green Equity Investors II, L.P ("GEI II") and Green Equity Investors III, L.P. ("GEI III") purchased Senior Discount Debentures with a face value of $11,819 and $57,381, respectively, on the open market at a substantial discount. GEI II and GEI III are affiliates of Leonard Green & Partners. At December 31, 2004, Leonard Green & Partners owned 194,660,500 and 13,153 shares of GateHouse's common stock and Junior Preferred Stock, respectively. Leonard Green & Partners affiliates also owned a substantial portion of GateHouse's Senior Preferred Stock. The purchase of Senior Discount Debentures by GEI II and GEI III resulted in a cancellation and reissuance of indebtedness for Federal income tax purposes.

(In thousands, except share data)

(8) Senior Subordinated Notes, Senior Discount Debentures, and Senior Debentures – (continued)

On July 25, 2003, the Operating Company and GateHouse entered into an amendment to the Amended Credit Facility (see note 9). The amendment permitted GateHouse to issue debt in lieu of paying cash for the interest due on the Senior Discount Debentures, and to issue debt in lieu of paying cash interest due on the additional debt that was issued in lieu of paying cash interest on the Senior Discount Debentures.

On July 30, 2003, GateHouse entered into an agreement, effective August 1, 2003, with GEI II and GEI III, whereby GateHouse may, at its option, issue 11⅝% senior debentures ("the Senior Debentures") to GEI II and GEI III on each interest payment date of the Senior Discount Debentures, in lieu of paying cash interest on the Senior Discount Debentures that were owned by GEI II and GEI III, with an aggregate initial principal amount equal to the amount of cash interest otherwise payable on such interest payment date under the terms of the Senior Discount Debentures. In addition, GateHouse may, at its option, issue additional Senior Debentures to GEI II and GEI III on each interest payment date of the Senior Debentures, in lieu of paying cash interest on the Senior Debentures that are owned by GEI II and GEI III, with an aggregate initial principal amount equal to the amount of cash interest otherwise payable on such interest payment date under the terms of the Senior Debentures. As a result of these agreements, interest due on the Senior Discount Debentures, including the additional Senior Debentures, had been reflected as a long-term liability on the Company's consolidated balance sheet.

On August 1, 2003, GateHouse elected to issue Senior Debentures in lieu of paying cash interest on the Senior Discount Debentures that were owned by GEII II and GEI III. In conjunction with its election, LGP issued Senior Debentures to GEI II and GEI III in the amount of $687 and $3,335, respectively, which accrued interest at an annual rate of 11⅝% and would become payable on February 1, 2009.

On February 1, 2004, GateHouse issued Senior Debentures to GEI II and GEI III in the amount of $727 and $3,529, respectively, in lieu of paying cash interest on the Senior Discount Debentures and the Senior Debentures that were owned by GEI II and GEI III.

On August 1, 2004, GateHouse issued Senior Debentures to GEI II and GEI III in the amount of $769 and $3,734, respectively, in lieu of paying cash interest on the Senior Discount Debentures and the Senior Debentures that were owned by GEI II and GEI III.

On February 1, 2005, GateHouse issued Senior Debentures to GEI II and GEI III in the amount of $814 and $3,951, respectively, in lieu of paying cash interest on the Senior Discount Debentures and the Senior Debentures that were owned by GEI II and GEI III.

As described below, on February 28, 2005, Green Equity received $87,503 in aggregate principal amount of New Senior Debentures pursuant to the Securities Exchange Agreements (see note 12). The New Senior Debentures were general unsecured obligations of GateHouse, and were structurally subordinated in right of payment to indebtedness under the 2005 Credit Facility. The New Senior Debentures were scheduled to mature in March 2013. Interest was scheduled to accrue from the date of issuance and is payable semi-annually on March 1 and September 1 of each year, commencing September 1, 2005. In accordance with an agreement between Green Equity and GateHouse, GateHouse was permitted to issue additional New Senior Debentures in lieu of cash interest (in an aggregate initial principal amount equal to the amount of cash interest otherwise payable on such interest payment date).

The New Senior Debentures were subject to redemption, at the option of GateHouse, in whole or in part, at any time at a price equal to 100% of the principal amount of the New Senior Debentures, plus accrued and unpaid interest thereon to the redemption date. Upon a Change of Control, and subject to certain conditions, the holders of the New Senior Debentures had the right to require GateHouse to repurchase all of the New Senior Debentures at a price of 101% of the aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

(In thousands, except share data)

(8) Senior Subordinated Notes, Senior Discount Debentures, and Senior Debentures – (continued)

On February 28, 2005, upon consummation of the debenture exchange and the initial draw down under the 2005 Credit Facility described below, GateHouse irrevocably called for redemption all of the outstanding Senior Discount Debentures in accordance with the Indenture for the Senior Discount Debentures (the "SDD Indenture"). Immediately following GateHouse's call for redemption of the Senior Discount Debentures, GateHouse irrevocably deposited trust funds with U.S. Bank, the trustee, in an amount sufficient to pay the redemption price for the Senior Discount Debentures in full, thereby satisfying and discharging the SDD Indenture. The redemption price consisted of 101.938% of the $19,800 aggregate principal amount thereof, plus accrued and unpaid interest to March 30, 2005, collectively, $20,561. Included in the $521 loss on extinguishment is $137 of deferred finance fees written off.

On February 28, 2005, upon consummation of the preferred stock exchange and satisfaction and discharge of the SDD Indenture, Operating Company irrevocably called for redemption all of the outstanding 9⅜% Senior Subordinated Notes in accordance with the Indenture for the Senior Subordinated Notes ("the SSN Indenture").

On March 29, 2005, Operating Company borrowed $180,000 principal amount of the Term Loan B under the 2005 Credit Facility. On March 30, 2005, Operating Company used such proceeds, together with cash on hand, to redeem in full all of the outstanding Senior Subordinated Notes in accordance with the SSN Indenture. The redemption price consisted of 101.563% of the aggregate principal amount thereof, plus accrued and unpaid interest to March 30, 2005, collectively, $185,579. Included in the $4,479 loss on extinguishment is $1,666 of deferred finance fees written off.

On June 7, 2005, the Company repaid in full all of its obligations under the New Senior Debentures. The Company used funds drawn of the 2005 Credit Facility to make the requisite termination payment of $90,329.

(9) Long-Term Debt and Short-Term Note Payable

On February 28, 2005, the Company entered into a Credit Agreement with a syndicate of financial institutions led by Wells Fargo Bank, National Association (the "2005 Credit Facility"). The 2005 Credit Facility provided for a $280,000 principal amount term loan facility that matured in February 2012 and a $50,000 revolving credit facility with a $10,000 sub-facility for letters of credit that matured in February 2011. The 2005 Credit Facility was secured by a first-priority security interest in substantially all of the tangible and intangible assets of the Company and its subsidiaries.

All amounts outstanding under the 2005 Credit Facility were repaid with borrowings under the 2006 Credit Facility, as described below. In connection with the termination of the 2005 Credit Facility, the Company wrote off $702 of deferred financing costs.

In connection with the Company's acquisitions of CP Media and Enterprise NewsMedia, LLC, on June 6, 2006 GateHouse Media Holdco, Inc., a subsidiary of the Company ("Holdco"), GateHouse Media Operating, Inc., a subsidiary of Holdco ("Operating") and certain of the Company's other direct and indirect subsidiaries (together, the "Borrower") entered into a financial arrangement with Wachovia Bank, National Association (the "2006 Credit Facility"). The 2006 Credit Facility consisted of a First Lien Credit Agreement (the "First Lien Facility") and a Secured Bridge Credit Agreement (the "Second Lien Facility"). The First Lien Facility, which was amended on each of June 21, 2006 and October 11, 2006, provided for a $570,000 term loan facility which matured on December 6, 2013 and a $40,000 revolving credit facility including a $15,000 sub-facility for letters of credit, that matured on June 6, 2013. The Second Lien Facility provided for a $152,000 term loan facility that matured on June 6, 2014. The 2006 Credit Facility was secured by a first priority security interest in (i) all of the equity ownership or profits interest of Operating and its direct and indirect subsidiaries and (ii) substantially all of the tangible and intangible assets of Holdco, Operating and their respective direct and indirect subsidiaries. The obligations of the Borrower under the 2006 Credit Facility were guaranteed by Holdco, Operating and their respective direct and indirect subsidiaries.

(In thousands, except share data)

(9) Long-Term Debt and Short-Term Note Payable – (continued)

Borrowings under the First Lien Facility bore interest, at the Borrower's option, at a rate equal either to the LIBOR Rate or the Alternate Base Rate (each as defined in the First Lien Facility), in each case plus an applicable margin. The applicable margin for LIBOR Rate term loans and Alternate Base Rate term loans was fixed at 2.25% and 1.25%, respectively. The applicable margin for revolving loans was adjusted quarterly based upon Holdco's Total Leverage Ratio (as defined in the First Lien Facility) and ranged from 1.5% to 2.0% in the case of LIBOR Rate loans and 0.5% to 1.0% in the case of Alternate Base Rate loans. A quarterly commitment fee ranging from 0.25% to 0.5% on unused revolving credit availability based on the ratio of Consolidated Indebtedness to Consolidated EBITDA (each as defined in the First Lien Facility), and a quarterly fee equal to the applicable margin for LIBOR Rate loans on the aggregate amount of outstanding letters of credit were also payable under the First Lien Facility.

Borrowings under the Second Lien Facility bore interest, at the Borrower's option, at a rate equal to the LIBOR Rate or the Alternate Base Rate, in each case plus an applicable margin. The applicable margin for LIBOR Rate term loans and Alternate Base Rate term loans under the Second Lien Facility was fixed at 1.5% and 0.5%, respectively.

No principal payments were due on the term loan or the revolving credit portions of the 2006 Credit Facility until the applicable maturity date. However, the Borrower was required to prepay borrowings under the term loan facility in an amount equal to 50% of Holdco's Excess Cash Flow (as defined in the First Lien Facility), except that no prepayments were required if Holdco's Total Leverage Ratio (as defined in the First Lien Facility) was less than or equal to 6.0 to 1.0 at the end of any fiscal year. In addition, the Borrower was required to prepay borrowings under the term loan portion of the 2006 Credit Facility with certain asset disposition proceeds, cash insurance proceeds and condemnation or expropriation awards. The Borrower was also required to prepay borrowings with 50% of the net proceeds of certain equity issuances or 100% of the proceeds of certain debt issuances, except that no prepayment was required if Holdco's Total Leverage Ratio was less than 6.0 to 1.0. The 2006 Credit Facility also contained financial covenants that required Holdco to satisfy specified quarterly financial tests and which also contained customary covenants and events of default.

In October 2006, using a portion of the proceeds from the Company's IPO, the Borrower repaid in full and terminated the $152,000 Second Lien Facility. In addition, a portion of the net proceeds of the Company's IPO was used to pay down $12,000 of the $570,000 then outstanding under the First Lien Facility, and to repay in full the the outstanding balance of $21,300 under the $40,000 revolving credit portion of the First Lien Facility.

In connection with the termination of the $152,000 Second Lien Facility and the $12,000 reduction in borrowing capacity on the First Lien Facility, the Company wrote off $1,384 of deferred financing costs.

On February 27, 2007, the Borrower amended and restated the 2006 Credit Agreement (as amended, the "2007 Credit Facility"). The 2007 Credit Facility provides for a $670,000 term loan facility which matures in August 2014 and a $40,000 revolving credit facility including a $15,000 sub-facility for letters of credit and a $10,000 swingline facility which matures in February 2014. Under the 2007 Credit Facility, up to an additional $250,000 was available until August 2007 for borrowing under a delayed draw term loan.

The 2007 Credit Facility is secured by a first priority security interest in (i) all of the present and future equity ownership or profits interest of Operating and its direct and indirect subsidiaries, (ii) 66% of the voting stock (and 100% of the nonvoting stock) of certain present and future foreign subsidiaries and (iii) substantially all of the tangible and intangible assets of Holdco, Operating and their respective present and future subsidiaries. In addition, the loans and other obligations of the Borrower under the 2007 Credit Facility are guaranteed by Holdco, Operating and their present and future direct and indirect subsidiaries.

No principal payments are due on the term or the revolving credit portions of the 2007 Credit Facility until the applicable maturity date. However, the Borrower is required to make prepayments under the term

(In thousands, except share data)

(9) Long-Term Debt and Short-Term Note Payable – (continued)

loan facility, and/or to collateralize letter of credit obligations, under specified conditions, from excess cash flow and from the proceeds of asset dispositions, issuances of debt and equity and insurance and condemnation awards.

Borrowings under the 2007 Credit Facility bear interest, at the Borrower's option, at a rate equal to the LIBOR Rate or the Alternate Base Rate (each as defined in the 2007 Credit Facility), plus an applicable margin. The applicable margin for revolving loans under the 2007 Credit Facility is adjusted quarterly based upon Holdco's Total Leverage Ratio (as defined in the 2007 Credit Facility). The applicable margin for revolving loans ranges from 1.50% to 2.00% in the case of LIBOR Rate loans and 0.50% to 1.00% in the case of Alternate Base Rate loans. Prior to the consummation of the First Amendment, as discussed below, the applicable margin for LIBOR Rate term loans and Alternate Base Rate term loans was 1.75% and 0.75%, respectively, if credit ratings for the 2007 Credit Facility from Moody's Investors Service Inc. and Standard & Poor's Ratings Services were at least B1 and B+, respectively, and otherwise was 2.00% and 1.00%, respectively. A quarterly commitment fee ranging from 0.25% and 0.5% of the unused portion of the revolving loan facility based on the ratio of Consolidated Indebtedness to Consolidated EBITDA (each as defined in the 2007 Credit Facility), and a quarterly fee equal to the applicable margin for LIBOR Rate loans on the aggregate amount of outstanding letters of credit are also payable under the 2007 Credit Facility.

The 2007 Credit Facility contains a financial covenant which requires Holdco to maintain a Total Leverage Ratio of less than or equal to 6.5 to 1.0 at any time an extension of credit is outstanding under the revolving credit portion of the facility. The 2007 Credit Facility also contains covenants customarily found in loan agreements for similar transactions, including restrictions on the Borrower's ability to incur indebtedness (which is generally permitted so long as Holdco maintains a pro forma Total Leverage Ratio of less than 6.5 to 1.0), create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments (except that Holdco is permitted to (i) make restricted payments (including quarterly dividends) so long as, after giving effect to any such restricted payment, Holdco's Fixed Charge Coverage Ratio (as defined in the 2007 Credit Facility) is equal to or greater than 1.0 to 1.0 and it would be permitted under the 2007 Credit Facility to incur an additional $1.00 of debt) and (ii) make restricted payments of proceeds of asset dispositions to the Company to the extent such proceeds are not required to prepay borrowings under the 2007 Credit Facility and/or cash collateralize letter of credit obligations, provided that such proceeds are used to prepay borrowings under the Company's credit facilities used to finance acquisitions). The Borrower, in certain limited circumstances, may also designate subsidiaries as "unrestricted subsidiaries" which are not subject to the covenant restrictions in the 2007 Credit Facility. The 2007 Credit Facility contains customary events of default. The Company is in compliance with these covenants as of December 31, 2007.

On April 11, 2007, the Company entered into a Bridge Facility with Wachovia Investment Holdings, LLC acting as administrative agent (the "Bridge Facility"). The Bridge Facility, which was repaid by the Company in full in July 2007, provided for a $300,000 term loan facility that matured on April 11, 2015. Borrowings under the Bridge Facility bore interest, at the Company's option, at a floating rate equal to the LIBOR Rate or the Base Rate (each as defined in the Bridge Facility), plus an applicable margin. The applicable margin for LIBOR Rate term loans and Base Rate term loans was 1.50% and 0.50%, respectively. The Bridge Facility was secured by a first priority interest in all of the capital stock of Holdco owned by the Company and contained customary covenants and events or default.

In connection with its repayment of the Bridge Facility, the Company wrote off $2,240 of deferred financing costs.

On May 7, 2007, the Borrower amended the 2007 Credit Facility pursuant to a First Amendment (the "First Amendment"). The First Amendment provided for a $275,000 incremental increase in the term loan

(In thousands, except share data)

(9) Long-Term Debt and Short-Term Note Payable – (continued)

available under the 2007 Credit Facility pursuant to an Incemental Term Facility. The $275,000 incremental term loan facility matures in August 2014. Pursuant to the First Amendment, the applicable margin for the initial $670,000 term loan facility under the 2007 Credit Facility was increased to 2.00% for LIBOR Rate term loans and 1.00% for Alternate Base Rate term loans, which margin is not adjustable based upon Borrower's credit rating. Interest on the incremental term loan portion of the 2007 Credit Facility accrues, at the option of the Borrower, at a rate equal to the LIBOR Rate or the Alternate Base Rate, plus an applicable margin. The applicable margin for LIBOR Rate incremental term loans and Alternate Base Rate incremental term loans is (i) 2.00% and 1.00%, respectively, if the corporate family ratings and corporate credit ratings of Operating by Moody's Investor Service Inc. and Standard & Poor's Rating Services, are at least B1 and B+, respectively, in each case with stable outlook, or (ii) 2.25% and 1.75% otherwise. The First Amendment also provides that term loans under the 2007 Credit Facility are also subject to a "most favored nation" interest provision that (i) increases the interest rate margin to a rate that is 0.25% less than the highest margin of any future incremental term loan borrowings under the 2007 Credit Facility and (ii) provides that after any such increase, no reductions in the margin based on credit ratings will be permitted. Any voluntary or mandatory repayment of the First Amendment term loans made with the proceeds of a new term loan entered into for the primary purpose of benefiting from a margin that is less than the margin applicable as a result of the First Amendment are subject to a 1.00% prepayment premium.

As of December 31, 2007, a total of $670,000, $250,000, $275,000 and $11,000 was outstanding under the term loan facility, the delayed draw term loan, the incremental term loan facility and the revolving credit facility portions of the 2007 Credit Facility, respectively. As of December 31, 2007, the Company had availability under the revolving Credit Facility of approximately $23,800.

In connection with the acquisition of Morris Publishing Group, the Company commited to pay a portion of the purchase price under a $10,000 promissory note. The note is due on November 30, 2008 and bears interest at the rate of 8% per annum, payable on February 28, 2008, May 30, 2008, August 30, 2008, and November 30, 2008.

(10) Derivative Instruments

The Company uses certain derivative financial instruments to hedge the aggregate risk of interest rate fluctuations with respect to its long-term debt, which requires payments based on a variable interest rate index. These risks include: increases in debt rates above the earnings of the encumbered assets, increases in debt rates resulting in the failure of certain debt ratio covenants, increases in debt rates such that assets can no longer be refinanced, and earnings volatility.

In order to reduce such risks, the Company primarily uses interest rate swap agreements to change floating-rate long term debt to fixed-rate long-term debt. This type of hedge is intended to qualify as a "cash-flow hedge" under SFAS No. 133. For these instruments, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income in the Statement of Stockholders' Equity (Deficit) and recognized in the Statement of Operations in the same period in which the hedged transaction impacts earnings. The ineffective portion of the change in the fair value of the derivative is immediately recognized in earnings.

On June 23, 2005, the Company entered into and designated an interest rate swap based on a notional amount of $300,000 maturing June 2012 as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one month LIBOR and pays a fixed rate of 4.135%, with settlements occurring monthly. At December 31, 2005, the hedge was deemed ineffective, and accordingly, the fair value of the derivative was recognized through current earnings. As of December 31, 2005, the total change in the fair value of the derivative recognized in current period earnings was a gain of $10,807. For the period from January 1, 2006 through February 19, 2006, the hedge was deemed ineffective and, as a result, the change in

(In thousands, except share data)

(10) Derivative Instruments – (continued)

the fair value of the derivative of $2,605 was recognized through earnings. On February 20, 2006, the Company redesignated the same interest rate swap as a cash flow hedge for accounting purposes. The fair value of the swap decreased by $1,082, net, of which $(1,472) was recognized through earnings and a $234 increase in fair value net of income taxes of $156 was recognized through accumulated other comprehensive income. At December 31, 2006, the swap no longer qualified as an effective hedge. Therefore, the balance in accumulated other comprehensive income will be reclassified into earnings over the life of the hedged item. On January 1, 2007, the Company redesignated the same interest rate swap as a cash flow hedge for accounting purposes. During the year ended December 31, 2007, the fair value of the swap decreased by $14,276, net, of which $1,758 was recognized through earnings and a $7,618 decrease in fair value net of income taxes of $4,900 was recognized through accumulated other comprehensive income. During the year ended December 31, 2007, $41 net of taxes of $27 was amortized and recognized through earnings relating to the balance in accumulated other comprehensive income as of December 31, 2006. The estimated amount to be reclassified into earnings during the next twelve months is $68.

In connection with the 2006 Financing, the Company entered into and designated an interest rate swap based on a notional amount of $270,000 maturing July 2011 as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one month LIBOR and pays a fixed rate of 5.359%, with settlements occurring monthly. On December 31, 2006, the swap was dedesignated and was redesignated on January 1, 2007. Therefore, the balance in accumulated other comprehensive income will be reclassified into earnings over the life of the hedged item. During the year ended December 31, 2007, the effective portion of the decrease in fair value of the swap of $5,695 net of income taxes of $3,664 was recognized through accumulated other comprehensive income. During the year ended December 31, 2007, $240 net of taxes of $160 was amortized and recognized through earnings relating to the balance in accumulated other comprehensive income as of December 31, 2006. The estimated amount to be reclassified into earnings during the next twelve months is $1,275.

In connection with the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $100,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 5.14%, with settlements occurring monthly. During the year ended December 31, 2007, the fair value of the swap decreased by $5,206, net, of which $32 was recognized through earnings and a $3,148 decrease in fair value net of income taxes of $2,026, was recognized through accumulated other comprehensive income.

In connection with the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $250,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 4.971%, with settlements occurring monthly. During the year ended December 31, 2007, the fair value of the swap decreased by $10,520, net, of which $88 was recognized through earnings and a $6,348 decrease in fair value, net of income taxes of $4,084, was recognized through accumulated other comprehensive income.

In connection with the First Amendment to the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $200,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 5.079% with settlements occurring monthly. During the year ended December 31, 2007, the fair value of the swap decreased by $9,692, net, of which $131 was recognized through earnings and a $5,818 decrease in fair value, net of income taxes of $3,743 was recognized through accumulated other comprehensive income.

During September, 2007, the Company entered into and designated an interest rate swap based on a notional amount of $75,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 4.941% with settlements

(In thousands, except share data)

(10) Derivative Instruments – (continued)

occurring monthly. During the year ended December 31, 2007, the fair value of the swap decreased by $3,020, net, of which $38 was recognized through earnings and a $1,815 decrease in fair value, net of income taxes of $1,167 was recognized through accumulated other comprehensive income.

A valuation allowance was recognized during the fourth quarter of 2007 to offset the additional deferred tax assets established as a result of the change in fair value of the swap instruments in the amount of $18,521 for a net tax effect of $930.

(11) Capital Stock

On October 5, 2006, the Company's Board of Directors approved a 100-for-1 split of common stock which was effected prior to the IPO. The Board of Directors also approved the amendment to the Certificate of Incorporation of the Company to increase the authorized shares of common stock and preferred stock to 150,000,000 and 50,000,000, respectively, prior to the IPO. All share and per share data have been retroactively restated to reflect the split and increase in authorized shares.

(12) Preferred Stock

As of December 31, 2005, GateHouse had the authority to issue up to 23,905,000 shares of capital stock, of which 21,250,000 shares were designated as preferred stock, par value $0.01 per share, and 2,655,000 shares were designated as common stock, par value $0.01 per share.

On February 28, 2005, GateHouse entered into Securities Exchange Agreements with each of GEI II and GEI III (together, "Green Equity"). In connection with the Securities Exchange Agreements, the parties exchanged the following securities on February 28, 2005:

Debenture Exchange. Green Equity exchanged (1) (a) $69,200 in aggregate principal amount of GateHouse's 11⅝% Senior Discount Debentures due 2009, plus accrued and unpaid interest thereon to February 27, 2005 of $603, and (ii) $17,547 in aggregate principal amount of GateHouse's 11⅝% Senior Debentures due 2009, plus accrued and unpaid interest thereon to February 27, 2005 of $153, for (2) $87,503 in aggregate principal amount of GateHouse's 11⅝% Senior Debentures due 2013 (the New Senior Debentures). The terms of the New Senior Debentures are described below.

Preferred Stock Exchange. Green Equity exchanged (1) 4,521,022 shares of GateHouse's Series A 14¾% Senior Redeemable Exchangeable Cumulative Preferred Stock, liquidation value $25 per share (the Series A Senior Preferred Stock), plus accumulated and unpaid dividends thereon to February 27, 2005, of $1,250, for (2) an aggregate of 114,277 shares of GateHouse's Series B-1 14¾% Senior Redeemable Cumulative Preferred Stock, with an initial liquidation value of $1,000 per share (the Series B-1 Senior Preferred Stock). The terms of the Series B-1 Senior Preferred Stock are described below.

The Company accounted for the debenture exchange and the preferred stock exchange in accordance with Emerging Issues Task Force Issue No. 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments* and SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* The Company determined that the debt was not considered to be substantially modified, and accordingly, the Company did not recognize a gain or loss on either exchange.

On February 28, 2005, upon consummation of the preferred stock exchange and satisfaction and discharge of the SDD Indenture, GateHouse irrevocably called for redemption all of the outstanding shares of Series A Senior Preferred Stock in accordance with the Certificate of Designations for the Series A Senior Preferred Stock. The initial draw down under the 2005 Credit Facility included an amount sufficient to pay the redemption price for the Series A Senior Preferred Stock.

On March 15, 2005, GateHouse redeemed in full all of the outstanding shares of the Series A Senior Preferred Stock in accordance with the Certificate of Designations for the Series A Senior Preferred Stock.

(In thousands, except share data)

(12) Preferred Stock – (continued)

The redemption price consisted of 100% of the liquidation preference per share, plus accumulated and unpaid dividends per share to March 15, 2005, collectively, of $11,361.

On February 25, 2005, in connection with the 2005 Credit Facility and related transactions, the Board of Directors of GateHouse (the "Board") approved, and the requisite stockholders consented to, the third amendment to GateHouse's Amended and Restated Certificate of Incorporation (the "Third Amendment"). On February 25, 2005, the Third Amendment was filed with the Secretary of State of the State of Delaware. The Third Amendment (i) amended the Certificate of Designations of the Series A Senior Preferred Stock to permit the Preferred Exchange, (ii) decreased the number of authorized shares of Series A Senior Preferred Stock from 21,000,000 shares to 20,500,000 shares, and (iii) amended the Certificate of Designations of the Series B 10% Junior Redeemable Cumulative Preferred Stock to duplicate, as applicable, the terms set forth in the Certificate of Designations of the Series B-1 Senior Preferred Stock.

On February 25, 2005, in connection with the 2005 Credit Facility and related transactions, the Board authorized, and the requisite stockholders consented to, creating a new series of preferred stock, the Series B-1 Senior Preferred Stock.

The Series B-1 Senior Preferred Stock was required to be redeemed by GateHouse in February 2013. The shares of Series B-1 Senior Preferred Stock were also subject to redemption, at the option of GateHouse, in whole or in part, at any time at a price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends thereon to the redemption date. Upon a Change of Control (as defined therein), and subject to certain conditions, GateHouse must make an offer to repurchase all of the Series A Senior Preferred Stock at a price of 100% of the liquidation preference, plus accumulated and unpaid dividends thereon to the repurchase date.

On May 15, 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. For public companies, SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, as a public company. Accordingly, dividends on the Company's mandatorily redeemable preferred stock for the period from January 1, 2005 to June 5, 2005, in the amount of $13,484 have been included in the consolidated statements of operations as additional interest expense.

As of December 31, 2007 and 2006, no preferred stock was issued or outstanding.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

(13) Income Taxes

Income tax expense (benefit) for the periods shown below consisted of:

	Current	Deferred	Total
Year ended December 31, 2007 (Successor):			
U.S. Federal	$ —	$(25,879)	$(25,879)
State and local	962	(6,275)	(5,313)
	$962	$(32,154)	$(31,192)
Year ended December 31, 2006 (Successor):			
U.S. Federal	$ —	$ (1,495)	$ (1,495)
State and local	175	(1,953)	(1,778)
	$175	$ (3,448)	$ (3,273)
Period from June 6, 2005 to December 31, 2005 (Successor):			
U.S. Federal	$ —	$ 5,331	$ 5,331
State and local	151	1,568	1,719
	$151	$ 6,899	$ 7,050
Period from January 1, 2005 to June 5, 2005 (Predecessor):			
U.S. Federal	$ —	$ (2,720)	$ (2,720)
State and local	493	(800)	(307)
	$493	$ (3,520)	$ (3,027)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period from June 6, 2005 to December 31, 2005	Period from January 1, 2005 to June 5, 2005
	(Successor)	(Successor)	(Successor)	(Predecessor)
Computed "expected" tax expense (benefit)	$(89,814)	$(1,648)	$5,649	$(9,472)
Increase (decrease) in income taxes resulting from:				
State and local income taxes, net of federal benefit	(5,425)	(141)	1,134	(203)
Change in effective state tax rate	—	(1,556)	—	—
Nondeductible meals and entertainment	92	72	17	12
Nondeductible interest	—	—	—	4,726
Nondeductible Merger costs	—	—	—	1,958
Return to provision adjustment	(1,399)	—	—	—
Impairment of Non-Deductible Goodwill	24,676	—	—	
Change in valuation allowance	39,775	—	280	—
Increase to provision for unrecognized tax benefits	897	—	—	—
Other	6	—	(30)	(48)
	$(31,192)	$(3,273)	$7,050	$(3,027)

During the year ended December 31, 2007, income tax expense related to discontinued operations was $849.

(In thousands, except share data)

(13) Income Taxes – (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2007 and 2006 are presented below:

	December 31,	
	2007	2006
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 1,517	$ 936
Accrued expenses	9,854	4,214
Derivative instrument	17,926	—
Pension and other postretirement benefit obligation	4,425	5,554
Net operating losses	76,827	53,117
Gross deferred tax assets	110,549	63,821
Less valuation allowance	(65,421)	(1,100)
Net deferred tax assets	45,128	62,721
Deferred tax liabilities:		
Deferred gain from securities transactions	—	2,456
Long-lived and intangible assets, principally due to differences in depreciation and amortization	66,565	92,078
Gross deferred tax liabilities	66,565	94,534
Net deferred tax liability	$ 21,437	$31,813

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the realizability of the Company's deferred tax assets, which are principally net operating loss carryforwards, management considers the reversal of deferred tax liabilities which are scheduled to reverse during the carryforward period and tax planning strategies.

During the period from June 6, 2005 to December 31, 2005, the valuation allowance increased by $32,180, of which $280 was charged to earnings and $31,900 was recorded as an increase to goodwill, related to the Merger. During the year ended December 31, 2006, the valuation allowance of $32,430 was reduced to $1,100 with a corresponding adjustment to goodwill, primarily as a result of the Enterprise NewsMedia, LLC acquisition. During the year ended December 31, 2007, the valuation allowance increased by $64,321, of which $45,800 was charged to earnings, and $18,521 was recorded through accumulated other comprehensive income.

At December 31, 2007, the Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $200,220, which are available to offset future taxable income, if any. These Federal and state net operating loss carryforwards begin to expire on various dates from 2018 through 2027. A portion of these net operating losses are subject to the limitations of Internal Revenue Code Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for Federal tax purposes.

The Company revised its consolidated financial statements for the year ended December 31, 2006 due to a purchase accounting tax adjustment identified in the current year. The Company overstated both its deferred tax liability and goodwill balances as of December 31, 2006 primarily related to deferred taxes being calculated on tax deductible goodwill as part of the Merger. The result was a decrease of previously reported deferred tax liabilities and goodwill of approximately $36,226 as of December 31, 2006. This adjustment relates entirely to acquisition deferred taxes and, as such, there is no impact on previously reported income tax expense or net income.

(13) Income Taxes – (continued)

As discussed in Note 1, the Company adopted the provisions of FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 had no effect on the Company's retained earnings. The total amount of unrecognized tax benefits as of the date of adoption was $3,621 million. At December 31, 2007, the Company had unrecognized tax benefits of $4,518 of which $897, if recognized, would impact the effective tax rate. The remaining amount of $3,621 would impact goodwill from previous acquisitions. The Company did not record significant amounts of interest and penalties related to unrecognized tax benefits in 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$ —
Increases based on adoption of FIN 48	3,621
Increases based on tax positions prior to 2007	830
Increases based on tax positions in 2007	67
Unrecognized tax benefits as of December 31, 2007	$4,518

The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in the provision for income taxes.

The Company files a U.S. federal consolidated income tax return for which the statute of limitations remains open for the 2004 tax year and beyond. U.S. state jurisdictions have statute of limitations generally ranging from 3 to 6 years. Currently, we do not have any returns under examination.

(14) Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (EPS):

	Year Ended December 31, 2007 (Successor)	Year Ended December 31, 2006 (Successor)	Period from June 6, 2005 to December 31, 2005 (Successor)	Period from January 1, 2005 to June 5, 2005 (Predecessor)
Numerator for earnings per share calculation:				
Income (loss) from continuing operations	$ (232,968)	$ (1,574)	$ 9,565	$ (24,831)
Income from discontinued operations, net of income taxes	1,544	—	—	—
Net income (loss)	$ (231,424)	$ (1,574)	$ 9,565	$ (24,831)
Denominator for earnings per share calculation:				
Basic weighted average shares outstanding	46,403,965	25,087,535	22,197,500	215,883,300
Dilutive securities, including restricted share grants	—	—	246,538	—
Diluted weighted average shares outstanding	46,403,965	25,087,535	22,444,038	215,883,300
Income (loss) per share – basic:				
Income (loss) from continuing operations	$ (5.02)	$ (0.06)	$ 0.43	$ (0.12)
Income from discontinued operations, net of taxes	0.03	—	—	—
Net income (loss)	$ (4.99)	$ (0.06)	$ 0.43	$ (0.12)
Income (loss) per share – diluted:				
Income (loss) from continuing operations	$ (5.02)	$ (0.06)	$ 0.43	$ (0.12)
Income from discontinued operations, net of taxes	0.03	—	—	—
Net income (loss)	$ (4.99)	$ (0.06)	$ 0.43	$ (0.12)

(In thousands, except share data)

(14) Earnings (Loss) Per Share – (continued)

During the years ended December 31, 2007 and 2006, the antidilutive RSGs that were excluded from the computation of diluted loss per share because their effect would have been antidilutive were 1,035,480 and 1,051,763, respectively.

(15) Employee Benefit Plans

The Company maintains certain benefit plans for its employees.

The Company maintains a GateHouse Media, Inc. defined contribution plan designed to conform to IRS rules for 401(k) plans for all of its employees satisfying minimum service requirements as set forth under the plan. The plan allows for a matching contribution at the discretion of the Company. Employees can contribute amounts up to 100% of their eligible gross wages to the plan, subject to IRS limitations. The Company's match ranges from 50% to 100% of a specified portion of employee contributions, which specified portion ranges from 1% to 6% of eligible gross wages. During the years ended December 31, 2007 and 2006, when the Company did not offer a matching contribution across the entire Company, the Company's matching contributions to the plan were $1,264 and $176, respectively. The Company did not provide a matching contribution during the year ended December 31, 2005.

The Company maintains three nonqualified deferred compensation plans, as described below, for certain of its employees.

The Company maintains the GateHouse Media, Inc. Publishers' Deferred Compensation Plan ("Publishers Plan"), a nonqualified deferred compensation plan for the benefit of certain designated publishers of the Company's newspapers. Under the Publishers Plan, the Company credits an amount to a bookkeeping account established for each participating publisher pursuant to a pre-determined formula, which is based upon the gross operating profits of each such publisher's newspaper. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating publisher vest on an installment basis over a period of 15 years. A participating publisher forfeits all amounts under the Publishers Plan in the event that the publisher's employment with the Company is terminated for "cause", as defined in the Publishers Plan. Amounts credited to a participating publisher's bookkeeping account are distributable upon termination of the publisher's employment with the Company and will be made in a lump sum or installments as elected by the publisher. The Company recorded $0, $0, $70 and $98 of compensation expense related to the Publishers Plan for the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005, respectively. The Publisher's Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Publisher's Plan became 100% vested.

The Company maintains the GateHouse Media, Inc. Executive Benefit Plan ("Executive Benefit Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Benefit Plan, the Company credits an amount, determined at the Company's sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of 5 years. A participating key employee forfeits all amounts under the Executive Benefit Plan in the event that the key employee's employment with the Company is terminated for "cause", as defined in the Executive Benefit Plan. Amounts credited to a participating key employee's bookkeeping account are distributable upon termination of the key employee's employment with the Company, and will be made in a lump sum or installments as elected by the key employee. The Company recorded $0, $0, $21 and $29 of compensation expense related to the Executive Benefit Plan for the years ended December 31, 2007 and 2006, the period from June 6, 2005 to December 31, 2005 and the period from January 1, 2005 to June 5, 2005, respectively.

(In thousands, except share data)

(15) Employee Benefit Plans – (continued)

The Executive Benefit Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Executive Benefit Plan became 100% vested.

The Company maintains the GateHouse Media, Inc. Executive Deferral Plan ("Executive Deferral Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Deferral Plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the Executive Deferral Plan allows a participating key employee to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participating key employee. Amounts deferred are credited to a bookkeeping account established by the Company for this purpose. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the Executive Deferral Plan are fully vested and non-forfeitable. The amounts in the bookkeeping account are payable to the key employee at the time and in the manner elected by the key employee.

(16) Pension and Postretirement Benefits

As a result of the acquisition of Enterprise News Media, LLC, the Company maintains a pension plan and a postretirement medical and life insurance plan which cover certain employees. The Company uses the accrued benefit actuarial method and best estimate assumptions to determine pension costs, liabilities and other pension information for defined benefit plans.

The following provides information on the pension plan and postretirement medical and life insurance plan as of December 31, 2007 and 2006, for the year ended December 31, 2007 and for the period from June 6, 2006 to December 31, 2006.

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 31, 2007	Year Ended December 31, 2007	Period from June 6, 2006 to December 31, 2006	Period from June 6, 2006 to December 31, 2006
Change in projected benefit obligation:				
Benefit obligation at beginning of period	$ 21,102	$ 9,697	$ 20,243	$ 9,123
Service cost	548	371	363	220
Interest cost	1,286	570	702	278
Actuarial (gain) loss	(786)	(1,291)	568	212
Benefits and expenses paid	(1,396)	(260)	(774)	(136)
Projected benefit obligation at end of period	$ 20,754	$ 9,087	$ 21,102	$ 9,697
Change in plan assets:				
Fair value of plan assets at beginning of period	$ 16,723	$ —	$ 15,952	$ —
Actual return on plan assets	1,449	—	1,545	—
Employer contributions	653	260	—	136
Benefits paid	(1,202)	(260)	(675)	(136)
Expenses paid	(194)	—	(99)	(—)
Fair value of plan assets at end of period	$ 17,429	$ —	$ 16,723	$ —
Reconciliation of funded status:				
Benefit obligation at end of period	$(20,754)	$(9,087)	$(21,102)	$(9,697)
Fair value of assets at end of period	17,429	—	16,723	—
Funded status	(3,325)	(9,087)	(4,379)	(9,697)
Unrecognized actuarial (gain) loss	(1,443)	(441)	(360)	850
Net accrued benefit cost	$ (4,768)	$(9,528)	$ (4,739)	$(8,847)

(In thousands, except share data)

(16) Pension and Postretirement Benefits – (continued)

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 31, 2007	Year Ended December 31, 2007	Period from June 6, 2006 to December 31, 2006	Period from June 6, 2006 to December 31, 2006
Balance sheet presentation:				
Accrued liabilities	$ —	$ 405	$ —	$ 311
Pension and other postretirement benefit obligations	3,325	8,682	4,379	9,386
Accumulated other comprehensive income	875	276	217	(510)
Deferred taxes	568	165	143	(340)
Net accrued benefit cost	$ 4,768	$9,528	$ 4,739	$8,847
Components of net periodic benefit cost:				
Service cost	$ 548	$ 371	$ 363	$ 220
Interest cost	1,286	570	702	278
Expected return on plan assets	(1,438)	—	(788)	—
Amortization of prior service cost	—	—	—	—
Amortization of unrecognized loss	—	—	—	(23)
Special termination benefits	288	—	133	—
Net periodic benefit cost	$ 684	$ 941	$ 410	$ 475
Comparison of obligations to plan assets:				
Projected benefit obligation	$20,754	$9,087	$21,102	$9,697
Accumulated benefit obligation	19,964	9,087	19,517	9,697
Fair value of plan assets	17,429	—	16,723	—

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006 is as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Current portion of postretirement benefit obligations	$ —	$ 311	$ 311
Pension and other postretirement benefit obligations, less current portion	$ 13,586	$ 179	$ 13,765
Deferred income taxes	$ 71,132	$(197)	$ 70,935
Total liabilities	$694,346	$ 293	$694,639
Accumulated other comprehensive loss	$ (2,351)	$(293)	$ (2,644)
Total stockholders' equity	$473,377	$(293)	$473,084

The amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost as of December 31, 2006 are as follows:

	Pension	Postretirement	Total
Transition obligation	$ —	$ —	$ —
Prior service cost	—	—	—
Unrecognized (gain) loss	(217)	510	293
Total	$(217)	$510	$293

During the period from June 6, 2006 to December 31, 2006, a total of $293, net of income taxes of $197, was recognized in accumulated other comprehensive loss. In addition, no amounts in accumulated other

(In thousands, except share data)

(16) Pension and Postretirement Benefits – (continued)

comprehensive income are expected to be recognized as components of net periodic benefit cost over the next fiscal year. There are no plan assets that are expected to be returned to the Company during next fiscal year.

The following assumptions were used in connection with the Company's actuarial valuation of its defined benefit pension and postretirement plans:

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 31, 2007	Year Ended December 31, 2007	Period from June 6, 2006 to December 31, 2006	Period from June 6, 2006 to December 31, 2006
Weighted average discount rate	6.4%	6.5%	6.0%	6.0%
Rate of increase in future compensation levels	3.0%	—%	3.5%	—%
Expected return on assets	8.5%	—%	8.5%	—%
Current year trend	—	8.5%	—	8.5%
Ultimate year trend	—	5.5%	—	5.5%
Year of ultimate trend	—	2012	—	2011

The following assumptions were used to calculate the net periodic benefit cost for the Company's defined benefit pension and post retirement plans:

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 31, 2007	Year Ended December 31, 2007	Period from June 6, 2006 to December 31, 2006	Period from June 6, 2006 to December 31, 2006
Weighted average discount rate	6.04%	6.0%	6.25%	6.25%
Rate of increase in future compensation levels	3.5%	—%	3.5%	—%
Expected return on assets	8.5%	—%	9.0%	—%
Current year trend	—	8.5%	—	9.25%
Ultimate year trend	—	5.5%	—	5.5%
Year of ultimate trend	—	2011	—	2011

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. The expected allocation of pension plan assets is based on a diversified portfolio consisting of domestic and international equity securities and fixed income securities. This expected return is then applied to the fair value of plan assets. The Company amortizes experience gains and losses, including the effects of changes in actuarial assumptions and plan provisions over a period equal to the average future service of plan participants.

Amortization of prior service costs was calculated using the straight-line method over the average remaining service periods of the employees expected to receive benefits under the plan.

	Postretirement
	Year Ended December 31, 2007
Effect of 1% increase in health care cost trend rates	
APBO	$10,387
Dollar change	$ 1,299
Percent change	14.30%
Effect of 1% decrease in health care cost trend rates	
APBO	$ 8,015
Dollar change	$(1,072)
Percent change	(11.8)%

(In thousands, except share data)

(16) Pension and Postretirement Benefits – (continued)

The pension plan's assets by asset category are as follows:

	Pension December 31, 2007	Pension December 31, 2006
Equity funds	66%	70%
Debt funds	30%	30%
Other	4%	—
Total	100%	100%

Plan fiduciaries of the George W. Prescott Publishing Company LLC Pension Plan set investment policies and strategies for the pension trust. Objectives include preserving the funded status of the plan and balancing risk against return. The general target allocation is 70% in equity funds and 30% in fixed income funds for the plan's investments. To accomplish this goal, each plan's assets are actively managed by outside investment managers with the objective of optimizing long-term return while maintaining a high standard of portfolio quality and proper diversification. The Company monitors the maturities of fixed income securities so that there is sufficient liquidity to meet current benefit payment obligations.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid as follows:

	Pension	Postretirement
2008	$1,301	$ 404
2009	1,325	414
2010	1,321	464
2011	1,333	512
2012	1,388	540
2013-2017	7,667	3,514
Employer contribution expected to be paid during the year ending December 31, 2008	$1,272	$ 404

The postretirement plan is not funded.

(17) Stock Compensation Plans

Omnibus Stock Incentive Plan

On October 5, 2006, the Company adopted a new equity incentive plan for its employees, the GateHouse Media, Inc. Omnibus Stock Incentive Plan (the "Plan") and presented the Plan to the Company's stockholders' for approval, which was received on October 6, 2006. The purposes of the Plan are to strengthen the commitment of the Company's employees, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons who are essential to the success of the business and whose efforts will result in the Company's long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other stock-based awards.

A total of 2,000,000 shares of the Company's common stock were initially reserved for issuance under the Plan, provided however, that commencing on the first day of each fiscal year beginning in calendar year 2007, the number of shares reserved and available for issuance will be increased by an amount equal to 100,000. All such shares of the Company's common stock that are available for the grant of awards under the Plan may be granted as incentive stock options. When Section 162(m) of the Internal Revenue Code (the "Code") becomes applicable, the maximum aggregate number of shares that will be subject to stock options

(In thousands, except share data)

(17) Stock Compensation Plans – (continued)

or stock appreciation rights that may be granted to any individual during any fiscal year will be 400,000 and the maximum aggregate number of shares that will be subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year will be 400,000.

The Plan was initially administered by the Company's board of directors, although it may be administered by either the board of directors or any committee of the board of directors including a committee that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements. On October 5, 2006, the Company's board of directors authorized the Compensation Committee of the board of directors to administer the Plan.

Except as otherwise provided by the Plan administrator, on the first business day after the Company's annual meeting of stockholders and each such annual meeting thereafter during the term of the Plan, each of the Company's independent directors who is serving following such annual meeting will automatically be granted under the Plan a number of unrestricted shares of common stock having a fair market value of $15 as of the date of grant; however, those of the Company's independent directors who were granted restricted common stock upon the consummation of the IPO will not be eligible to receive these automatic annual grants.

The terms of the Plan provide that the board of directors may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The Plan administrator, however, reserves the right to amend, modify, or supplement an award to either bring it into compliance with Section 409A of the Code, or to cause the award to not be subject to such section. Unless the board of directors determines otherwise, stockholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on October 5, 2016.

As of December 31, 2007 and 2006, a total of 281,980 and 268,263 RSGs were outstanding under the Plan.

Stock Option Plan

In February 1999, the Company adopted the Option Plan under which certain employees may be granted the right to purchase shares of common stock. Pursuant to the Option Plan, GateHouse has granted incentive stock options and two types of nonqualified stock options, one type for publishers and the other type for corporate employees. Stock options may be exercised only to the extent they have vested in accordance with the provisions described in the individual option award agreements. Generally, options vest under the incentive stock option awards on the first anniversary of the grant date. Generally, under the nonqualified stock option awards for publishers, options vest with respect to 50% of the shares on the third anniversary of the grant date and with respect to the remaining 50% on the eighth anniversary of the grant date. However, the vesting period for the remaining 50% may be accelerated if certain financial targets are met. Generally, options vest under the nonqualified stock option awards for corporate employees on the third anniversary of the grant date. In conjunction with the Merger, each outstanding option under the Option Plan was cancelled for cash consideration per share equal to the difference between the conversion amount of $0.10 per share or an aggregate amount of $93. In June 2006, the Option Plan was terminated.

Stock option activity for the periods indicated is as follows:

	Shares	Weighted- Average Exercise Price
Outstanding on December 31, 2004 (Predecessor)	2,467,500	$0.06
Canceled as of June 5, 2005	(2,467,500)	0.06
Outstanding at December 31, 2005 (Successor)	—	

(In thousands, except share data)

(18) Assets Held for Sale

As of December 31, 2007 and 2006, the Company intended to dispose of various assets which are classified as held for sale on the consolidated balance sheet in accordance with SFAS No. 144. The following table summarizes the major classes of assets and liabilities held for sale at December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
Assets held for sale:		
Accounts receivable, net	$ 1,314	$ —
Inventory	152	—
Prepaid expenses and other current assets	74	—
Total assets held for sale	$ 1,540	$ —
Long-term assets held for sale:		
Property, plant and equipment, net	$15,842	$2,323
Intangible assets	7,422	—
Total long-term assets held for sale	$23,264	$2,323
Liabilities held for sale	$ 623	$ —

During the years ended December 31, 2007 and 2006, the Company recorded a charge to operations of $1,553 and $917, respectively, related to the impairment of property, plant and equipment and certain intangible assets which were either classified as held for sale as of December 31, 2007 or 2006, or disposed of during the years ended December 31, 2007 or 2006, respectively.

(19) Commitments and Contingencies

The Company becomes involved from time to time in claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, and complaints alleging discrimination. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material effect upon the Company's consolidated results of operations or financial condition. While the Company is unable to predict the ultimate outcome of any currently outstanding legal actions, it is the opinion of the Company's management that it is a remote possibility that the disposition of these matters would have a material adverse effect upon the Company's consolidated results of operations, financial condition or cash flow.

As of December 31, 2007, the Company has outstanding letters of credit amounting to $5,188 which reduce the amount of available borrowing capacity under the 2007 Credit Facility.

(20) Related-Party Transactions

The Company paid $768 in management fees to Leonard Green & Partners, L.P. during and the period from January 1, 2005 through June 5, 2005. These costs have been included within integration and reorganization costs and management fees paid to prior owner on the accompanying consolidated statements of operations.

As of December 31, 2007, Fortress Investment Group LLC and its affiliates ("Fortress") beneficially owned approximately 42.0% of the Company's outstanding common stock.

In conjunction with the Merger, the Company paid $2,850 to a third party to cancel a hedging agreement entered into by the Parent on the Company's behalf, which has been reported as a transaction cost in the

(In thousands, except share data)

(20) Related-Party Transactions – (continued)

successor period from June 6, 2005 to December 31, 2005. As of December 31, 2006 the Company owed Parent $0 for consulting expenses that Parent had paid on the Company's behalf.

In addition, the Company's Chairman, Wesley Edens, is also the Chief Executive Officer and Chairman of the board of directors of Fortress Investment Group LLC. The Company does not pay Mr. Edens a salary or any other form of compensation.

Affiliates of Fortress Investment Group LLC own $126,000 of the $1,206,000 2007 Credit Facility as of December 31, 2007. These amounts were purchased on arms' length terms in secondary market transactions.

During the year ended December 31, 2006, affiliates of Fortress Investment Group LLC purchased $87,000 of the $610,000 first lien facility and $37,000 of the $152,000 second lien facility, both on arms' length terms in a secondary market transaction. During October 2006, the second lien facility was repaid in full. As of December 31, 2006, affiliates of Fortress Investment Group LLC continued to hold $85,800 of the first lien facility.

On October 24, 2006, the Company entered into an Investor Rights Agreement with Parent, an affiliate of Fortress, our principal and controlling stockholder. The Investor Rights Agreement provides Parent with certain rights with respect to the nomination of directors to the Company's board of directors as well as registration rights for securities of the Company owned by Fortress Investment Group LLC.

The Investor Rights Agreement requires the Company to take all necessary or desirable action within its control to elect to its board of directors so long as Fortress beneficially owns (i) more than 50% of the voting power of the Company, four directors nominated by FIG Advisors LLC, an affiliate of Fortress Investment Group LLC ("FIG Advisors"), or such other party nominated by Fortress; (ii) between 25% and 50% of the voting power of the Company, three directors nominated by FIG Advisors; (iii) between 10% and 25% of the voting power of the Company, two directors nominated by FIG Advisors; and (iv) between 5% and 10% of the voting power of the Company, one director nominated by FIG Advisors. In the event that any designee of FIG Advisors shall for any reason cease to serve as a member of the board of directors during his term of office, FIG Advisors will be entitled to nominate an individual to fill the resulting vacancy on the board of directors.

Pursuant to the Investor Rights Agreement, the Company has granted Parent, for so long as it or its permitted transferees beneficially own an amount of the Company's common stock at least equal to 5% or more of the Company's common stock issued and outstanding immediately after the consummation of its IPO (a "Registrable Amount"), "demand" registration rights that allow Parent at any time after six months following the consummation of its IPO to request that the Company register under the Securities Act of 1933, as amended, an amount equal to or greater than a Registrable Amount. Parent is entitled to an aggregate of four demand registrations. The Company is not required to maintain the effectiveness of the registration statement for more than 60 days. The Company is also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. The Company is not obligated to grant a request for a demand registration within four months of any other demand registration and may refuse a request for demand registration if, in the Company's reasonable judgment, it is not feasible for the Company to proceed with the registration because of the unavailability of audited financial statements.

For as long as Parent and its permitted transferees beneficially own an amount of the Company's common stock at least equal to 1% of the Company's common stock issued and outstanding immediately after the consummation of its IPO, Parent also has "piggyback" registration rights that allow Parent to include the shares of common stock that Parent and its permitted transferees own in any public offering of equity securities initiated by the Company (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of the Company's other stockholders that may have registration rights in the future. The

(In thousands, except share data)

(20) Related-Party Transactions – (continued)

"piggyback" registration rights of Parent are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

The Company has granted Parent and its permitted transferees for as long as Fortress beneficially owns a Registrable Amount, the right to request shelf registrations on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on the Company's efforts to keep the shelf registration statement continuously effective and the Company's right to suspend the use of a shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if the Company determines that certain disclosures required by the shelf registration statement would be detrimental to the Company or the Company's stockholders.

The Company has agreed to indemnify Parent and its permitted transferees against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Parent and its permitted transferees sells shares of the Company's common stock, unless such liability arose from Parent's misstatement or omission, and Parent has agreed to indemnify the Company against all losses caused by its misstatements or omissions. The Company will pay all expenses incident to registration and Fortress will pay its respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under such a registration statement.

(21) Discontinued Operations

On September 14, 2007, the Company completed its sale of *The Herald Dispatch* and related publications (initially acquired in the Gannett Co., Inc. acquisition) which are located in Huntington, West Virginia for a purchase price of approximately $77,000.

Additionally, the Company has entered into an agreement to sell eight publications (initially acquired in the Morris Publishing Group acquisition) for a purchase price of approximately $9,300.

The net revenue during the year ended December 31, 2007 for the aforementioned discontinued operations was $8,674. Income before income taxes during the year ended December 31, 2007 for the aforementioned discontinued operations was $2,393. There was no depreciation and amortization expense recorded during the year ended December 31, 2007 for the aforementioned discontinued operations in accordance with GAAP.

(22) Quarterly Results (unaudited)

	Quarter Ended March 31	Quarter Ended June 30	Quarter Ended September 30	Quarter Ended December 31
	(Successor)	(Successor)	(Successor)	(Successor)
Year Ended December 31, 2007				
Revenues	$94,886	$158,543	$163,296	$ 172,203
Operating income (loss)	2,037	18,422	12,526	(213,684)
Loss before income taxes	(8,580)	(4,176)	(14,871)	(236,533)
Net loss	(6,079)	(1,964)	(8,754)	(214,627)
Basic loss per share	$ (0.16)	$ (0.07)	$ (0.18)	$ (3.78)
Diluted loss per share	$ (0.16)	$ (0.07)	$ (0.18)	$ (3.78)

(In thousands, except share data)

(22) Quarterly Results (unaudited) – (continued)

	Quarter Ended March 31	Quarter Ended June 30[(a)]	Quarter Ended September 30[(a)]	Quarter Ended December 31[(a)]
	(Successor)	(Successor)	(Successor)	(Successor)
Year Ended December 31, 2006				
Revenues	$49,975	$69,487	$ 97,614	$97,854
Operating income	3,374	9,915	9,719	9,619
Income (loss) before income taxes	773	1,868	(4,940)	(2,548)
Net income (loss)	405	1,104	(10,836)	7,753
Basic income (loss) per share	$ 0.02	$ 0.05	$ (0.49)	$ 0.23
Diluted income (loss) per share	$ 0.02	$ 0.05	$ (0.49)	$ 0.23

(a) Includes the results of operations of CP Media and Enterprise NewsMedia, LLC from the dates of their acquisitions on June 6, 2006.

The Company concluded during the third quarter of 2006 that it was more likely than not that the Company would not fully realize the benefits of its existing net deferred tax assets. Therefore, the Company recorded income tax expense of approximately $5,570 during third quarter of 2006 to adjust the valuation allowance for net deferred tax assets, including Federal and state net operating loss carryforwards and other deferred tax assets. In the fourth quarter of 2006, the Company updated its estimate of the tax basis of assets and liabilities related to the acquisition of Enterprise NewsMedia, LLC and recorded an income tax benefit of $10,476.

The Company has made certain immaterial adjustments affecting the quarterly results during 2006. These adjustments were primarily to consistently reflect revenues from acquired companies in accordance with the Company's revenue recognition policy and to reflect vacation expense, interest expense and a loss on the sale of an asset in the proper periods. These adjustments are reflected in the Company's 2006 quarterly results above as indicated in the following table.

	Three Months Ended March 31, 2006			Three Months Ended June 30, 2006			Three Months Ended September 30, 2006		
	As Reported	Adjustments	Revised	As Reported	Adjustments	Revised	As Reported	Adjustments	Revised
Revenues	$49,975	$ —	$49,975	$69,439	$ 48	$69,487	$ 97,508	$106	$ 97,614
Operating income	3,670	(296)	3,374	10,358	(443)	9,915	8,977	742	9,719
Income (loss) before taxes	1,068	(295)	773	2,383	(515)	1,868	(5,790)	850	(4,940)
Net income (loss)	582	(177)	405	1,411	(307)	1,104	(11,360)	524	(10,836)
Basic income (loss) per share	$ 0.03		$ 0.02	$ 0.06		$ 0.05	$ (0.51)		$ (0.49)
Diluted income (loss) per share	$ 0.03		$ 0.02	$ 0.06		$ 0.05	$ (0.51)		$ (0.49)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act, as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fourth quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management in order to provide reasonable assurance regarding the reliability of our financial reporting and our preparation of financial statements for external purposes in accordance with GAAP.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on an assessment of such criteria, management concluded that, as of December 31, 2007, we maintained effective internal control over financial reporting.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Journal Register Company Newspaper acquisitions that were consummated on February 9, 2007, The Copley Press, Inc. Newspaper acquisitions that were consummated on April 11, 2007, the Gannett Co., Inc. Newspaper acquisitions that were consummated on May 7, 2007 and the Morris Publishing Group Newspaper acquisitions that were consummated on November 30, 2007, which are included in the 2007 consolidated financial statements of GateHouse Media, Inc. and constituted (in thousands) $53,349 and $19,038 of total and net assets, respectively, as of December 31, 2007 and $200,869 and $52,783 of total revenue and net loss, respectively, for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP's attestation report is included below.

Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of GateHouse Media, Inc.

We have audited GateHouse Media Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). GateHouse Media, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Journal Register Company Newspaper Acquisitions that were acquired on February 9, 2007, The Copley Press, Inc. Newspaper acquisitions that were acquired on April 11, 2007, the Gannett Co., Inc. Newspaper acquisitions that were acquired on May 7, 2007 and the Morris Publishing Group Newspaper Acquisitions that were acquired on November 30, 2007, which are included in the 2007 consolidated financial statements of GateHouse Media, Inc. and constituted (in 000's) $53,349 and $19,038 of total and net assets, respectively, as of December 31, 2007 and $200,869 and $52,783 of total revenue and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of GateHouse Media, Inc. also did not include an evaluation of the internal control over financial reporting of Journal Register Company Newspaper Acquisitions that were acquired on February 9, 2007, The Copley Press, Inc. Newspaper acquisitions that were acquired on April 11, 2007, the Gannett Co., Inc. Newspaper acquisitions that were acquired on May 7, 2007 and the Morris Publishing Group Newspaper Acquisitions that were acquired on November 30, 2007.

In our opinion, GateHouse Media, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of GateHouse Media, Inc. as of December 31, 2007 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Buffalo, New York
March 17, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as set forth below, the information required by this Item 10 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2008 Annual Meeting of Stockholders under the headings "Election of Directors," "Executive Officers," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," which proxy statement will be filed within 120 days after the year ended December 31, 2007.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Our Code of Business Conduct and Ethics also applies to all of our other employees and, as set forth therein, to our directors. Our Code of Business Conduct and Ethics is posted on our website at www.gatehousemedia.com under Investors/Governance. We intend to satisfy any disclosure requirements pursuant to Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, certain provisions of our Code of Business Conduct and Ethics by posting such information on our website under Investors/Governance.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2008 Annual Meeting of Stockholders, under the headings "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation of Executive Officers," which proxy statement will be filed within 120 days after the year ended December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except as set forth below, the information required by this Item 12 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2008 Annual Meeting of Stockholders, under the heading "Common Stock Ownership of Certain Beneficial Owners and Management," which proxy statement will be filed within 120 days after the year ended December 31, 2007.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2007

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	1,818,020
Equity compensation plans not approved by security holders	—	—	—
Totals	—		1,818,020

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2008 Annual Meeting of Stockholders, under the headings "Related Person Transactions" and "Corporate Governance Principles" and "Board Matters," which proxy statement will be filed within 120 days after the year ended December 31, 2007.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2008 Annual Meeting of Stockholders, under the heading "Matters Relating to the Independent Registered Public Accounting Firm," which proxy statement will be filed within 120 days after the year ended December 31, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

The financial statements required by this Item 15 are set forth in Part II, Item 8 of this report.

(2) Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts.

GateHouse Media, Inc.
Valuation and Qualifying Accounts
(In Thousands)

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts					
Year ended December 31, 2007	$ 2,332	$ 2,996	$ 1,675[1]	$ (3,129)[3]	$ 3,874
Year ended December 31, 2006	$ 1,509	$ 2,249	$ 2,188[2]	$ (3,614)[3]	$ 2,332
Period from June 6, 2005 to December 31, 2005	1,437	1,232	17	(1,177)[3]	1,509
Period from January 1, 2005 to June 5, 2005	1,547	411	—	(521)[3]	1,437
Deferred tax valuation allowance					
Year ended December 31, 2007	$ 1,100	$45,800	$18,521[4]	—	$65,421
Year ended December 31, 2006	$32,430	—	—	$ (31,330)[5]	$ 1,100
Period from June 6, 2005 to December 31, 2005	$ 250	$ 280	$31,900[6]	—	$32,430
Period from January 1, 2005 to June 5, 2005	$ 250	—	—	—	$ 250

(1) Amount is primarily related to the acquisitions of the newspapers from the Copley Press, Inc., the newspapers from Gannett Co. Inc., and the newspapers from Morris Publishing Group.

(2) Amount is primarily related to the acquisitions of CP Media and Enterprise NewsMedia, LLC.

(3) Amounts are primarily related to the write off of fully reserved accounts receivable.

(4) Amount is primarily related to the change in derivative value and is recorded in accumulated other comprehensive income.

(5) Amount of decrease is primarily related to the Enterprise NewsMedia, LLC acquisition with a corresponding reduction to goodwill.

(6) Amount of increase is related to the Merger with a corresponding increase to goodwill.

All other schedules are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the consolidated financial statements, including the notes thereto.

(b) Exhibits. The following Exhibits are filed as a part of this report:

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
2.1	Asset Purchase Agreement, dated as of November 30, 2006, among Northeast Publishing Company, Inc., Journal Company, Inc., and Taunton Acquisition, LLC, as Sellers, and Enterprise Publishing Company, LLC, as Purchaser		8-K/A	2.1	May 4, 2007
2.2	Share Purchase Agreement, dated as of January 28, 2007, by and among SureWest Communications, as Seller, SureWest Directories and GateHouse Media, Inc., as Purchaser		8-K	2.1	March 1, 2007
2.3	Stock and Asset Purchase Agreement, dated as of March 13, 2007, by and between GateHouse Media Illinois Holdings, Inc., as Buyer, and The Copley Press, Inc., as Seller		8-K	2.1	April 11, 2007
2.4	Amended and Restated Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Gannett River States Publishing Corporation, Pacific and Southern Company, Inc., Federated Publications, Inc., Media West — GSI, Inc., Media West — GRS, Inc., as Sellers, and GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor		8-K	2.1	May 8, 2007
2.5	Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Media West — GSI, Inc., as Sellers, GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor		8-K	2.2	May 8, 2007
2.6	Asset Purchase Agreement, dated June 28, 2007, by and among GateHouse Media, Inc., GateHouse Media West Virginia Holdings, Inc., GateHouse Media Illinois Holdings, Inc., Champion Publishing, Inc. and Champion Industries, Inc.		S-1/A	2.9	July 13, 2007
2.7	Asset Purchase Agreement, dated October 23, 2007, by and among GateHouse Media Operating, Inc., as Buyer, GateHouse Media, Inc., as Buyer guarantor, Morris Communications Company LLC, Morris Publishing Group, LLC, MPG Allegan Property, LLC, Broadcaster Press, Inc., MPG Holland Property, LLC, The Oak Ridger, LLC, and Yankton Printing Company, as Sellers, and Morris Communications Company, LLC, as Sellers' guarantor		8-K	2.1	December 3, 2007

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation of GateHouse Media, Inc.		S-1/A	3.1	October 11, 2006
3.2	Amended and Restated By-laws of GateHouse Media, Inc.		8-K	3.2	November 13, 2007
4.1	Form of common stock certificate		S-1/A	4.1	October 11, 2006
4.2	Form of Investor Rights Agreement by and among GateHouse Media, Inc. and FIF III Liberty Holdings LLC		S-1/A	4.2	October 11, 2006
*10.1	GateHouse Media, Inc. Omnibus Stock Incentive Plan		S-1/A	10.1	October 11, 2006
*10.2	Form of Restricted Share Award Agreement under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (three-year vesting)	X			
*10.3	Form of Restricted Share Award Agreement under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (April 15, 2008 vesting)	X			
*10.4	Liberty Group Publishing, Inc. Publisher's Deferred Compensation Plan		S-1	10.2	July 21, 2006
*10.5	Liberty Group Publishing, Inc. Executive Benefit Plan		S-1	10.3	July 21, 2006
*10.6	Liberty Group Publishing, Inc. Executive Deferral Plan		S-1	10.4	July 21, 2006
*10.7	Form of Indemnification Agreement to be entered into by GateHouse Media, Inc. with each of its executive officers and directors		S-1/A	10.6	October 11, 2006
*10.8	Employment Agreement, dated as of January 3, 2006, by and among Liberty Group Publishing, Inc., Liberty Group Operating, Inc. and Michael E. Reed		S-1	10.8	July 21, 2006
*10.9	Employment Agreement, dated as of May 9, 2005, by and among Liberty Group Publishing, Inc., Liberty Group Operating, Inc. and Scott Tracy Champion		S-1	10.9	July 21, 2006
*10.10	Employment Agreement, dated as of May 9, 2005, by and among Liberty Group Publishing, Inc., Liberty Group Operating, Inc. and Randall W. Cope		S-1	10.10	July 21, 2006
*10.11	Employment Agreement, dated as of April 19, 2006, by and among GateHouse Media, Inc., GateHouse Media Operating, Inc. and Mark R. Thompson		S-1	10.11	July 21, 2006

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
*10,12	Employment Agreement, dated as of May 1, 2006, by and among GateHouse Media, Inc., GateHouse Media Operating, Inc. and Polly G. Sack		S-1	10.12	July 21, 2006
*10.13	Management Stockholder Agreement, dated as of January 29, 2006, by and between Liberty Group Publishing, Inc., FIF III Liberty Holdings LLC and Michael E. Reed		S-1	10.13	July 21, 2006
*10.14	Amended and Restated Management Stockholder Agreement, dated as of March 1, 2006, by and between Liberty Group Publishing, Inc., FIF III Liberty Holdings LLC and Scott Tracy Champion		S-1	10.14	July 21, 2006
*10.15	Amended and Restated Management Stockholder Agreement, dated as of March 1, 2006, by and between Liberty Group Publishing, Inc., FIF III Liberty Holdings LLC and Randall W. Cope		S-1	10.15	July 21, 2006
*10.16	Management Stockholder Agreement, dated as of May 17, 2006, by and between GateHouse Media, Inc., FIF III Liberty Holdings LLC and Polly G. Sack		S-1	10.19	July 21, 2006
*10.17	Management Stockholder Agreement, dated as of May 17, 2006, by and between GateHouse Media, Inc., FIF III Liberty Holdings LLC and Mark R. Thompson		S-1	10.21	July 21, 2006
*10.18	Memo of Understanding dated as of December 20, 2006, by and among GateHouse Media, Inc., f/k/a Liberty Group Publishing, Inc., a Delaware corporation, GateHouse Media Operating, Inc., f/k/a Liberty Group Operating, Inc., a Delaware corporation, and Mark Thompson		10-Q	10.1	May 16, 2007
10.19	Form of Indemnification Agreement to be entered into by GateHouse Media, Inc. with each of its executive officers and directors		S-1/A	10.6	October 11, 2006
10.20	License Agreement, dated as of February 28, 2007, by and between SureWest Communications and GateHouse Media, Inc.		8-K	10.1	March 1, 2007

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
10.21	Amended and Restated Credit Agreement, dated as of February 27, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, Goldman Sachs Credit Partners L.P., as Syndication Agent, Morgan Stanley Senior Funding, Inc., and BMO Capital Markets Financing, Inc., as co-documentation Agents and Wachovia Bank, National Association, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners		8-K	10.1	March 1, 2007
10.22	Amended and Restated Security Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wachovia Bank, National Association, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners		8-K	10.2	March 1, 2007
10.23	Amended and Restated Pledge Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wachovia Bank, National Association, as Administrative Agent, for the several banks and other financial institutions as may from time to time becomes parties to such Credit Agreement		8-K	10.3	March 1, 2007

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
10.24	First Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2007, by and among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, and Wachovia Bank, National Association, as Administrative Agent		8-K	99.1	May 11, 2007
*10.25	Resignation Agreement, dated as of December 20, 2007, by and between GateHouse Media, Inc., a Delaware corporation, and Randall W. Cope	X			
10.26	Underwriting Agreement, dated July 17, 2007, among GateHouse Media, Inc. and Goldman, Sachs & Co., Wachovia Capital Markets, LLC and Morgan Stanley & Co. Incorporated		8-K	1.1	July 18, 2007
16.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 13, 2007		8-K/A	16.1	April 13, 2007
21	Subsidiaries of GateHouse Media, Inc.	X			
23.1	Consent of Ernst & Young LLP	X			
23.2	Consent of KPMG LLP	X			
31.1	Rule 13a-14(a)/15d-14(d) Certification of Principal Executive Officer under the Securities Exchange Act of 1934	X			
31.2	Rule 13a-14(a)/15d-14(d) Certification of Principal Financial Officer under the Securities Exchange Act of 1934	X			
32.1	Section 1350 Certification	X			
32.2	Section 1350 Certification	X			

For purposes of the incorporation by reference of documents as Exhibits, all references to Forms 10-Q and 8-K of GateHouse Media, Inc. refer to Forms 10-Q and 8-K filed with the Commission under Commission file number 001-33091; and all references to Forms S-1 and S-1/A of GateHouse Media, Inc. refer to Forms S-1 and S-1/A filed with the Commission under Registration Number 333-135944.

* Asterisks identify management contracts and compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATEHOUSE MEDIA, INC.

By: /s/ Michael E. Reed

Michael E. Reed
Chief Executive Officer

March 17, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wesley R. Edens Wesley R. Edens	Chairman of the Board	March 17, 2008
/s/ Michael E. Reed Michael E. Reed	Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2008
/s/ Mark R. Thompson Mark R. Thompson	Chief Financial Officer (Principal Financial Officer)	March 17, 2008
/s/ Linda A. Hill Linda A. Hill	Corporate Controller (Principal Accounting Officer)	March 17, 2008
/s/ Martin Bandier Martin Bandier	Director	March 17, 2008
/s/ Richard Friedman Richard Friedman	Director	March 17, 2008
/s/ Burl Osborne Burl Osborne	Director	March 17, 2008
/s/ Howard Rubin Howard Rubin	Director	March 17, 2008
/s/ Kevin M. Sheehan Kevin M. Sheehan	Director	March 17, 2008

Exhibit 21

List of Subsidiaries of GateHouse Media, Inc.
As of February 28, 2007

Name of Entity	State of Organization
ENHE Acquisition, LLC	Delaware
Enterprise NewsMedia, LLC	Delaware
Enterprise NewsMedia Holding, LLC	Delaware
Enterprise Publishing Company, LLC	Delaware
GateHouse Media Intermediate Holdco, Inc.	Delaware
GateHouse Media Holdco, Inc.	Delaware
GateHouse Media Operating, Inc.	Delaware
GateHouse Media Massachusetts I, Inc.	Delaware
GateHouse Media Massachusetts II, Inc.	Delaware
George W. Prescott Publishing Company, LLC	Delaware
GateHouse Media Arizona Holdings, Inc.	Delaware
GateHouse Media Arkansas Holdings, Inc.	Delaware
GateHouse Media California Holdings, Inc.	Delaware
GateHouse Media Colorado Holdings, Inc.	Delaware
GateHouse Media Connecticut Holdings, Inc.	Delaware
GateHouse Media Corning Holdings, Inc.	Nevada
GateHouse Media Delaware Holdings, Inc.(1)	Delaware
GateHouse Media Directories Holdings, Inc.	Delaware
GateHouse Media Florida Holdings, Inc.	Delaware
GateHouse Media Freeport Holdings, Inc.	Delaware
GateHouse Media Illinois Holdings, Inc.	Delaware
GateHouse Media Illinois Holdings II, Inc.	Delaware
GateHouse Media Iowa Holdings, Inc.	Delaware
GateHouse Media Kansas Holdings, Inc.	Delaware
GateHouse Media Kansas Holdings II, Inc.	Delaware
GateHouse Media Lansing Printing, Inc.	Delaware
GateHouse Media Louisiana Holdings, Inc.	Delaware
GateHouse Media Management Services, Inc.	Delaware
GateHouse Media Michigan Holdings, Inc.	Delaware
GateHouse Media Michigan Holdings II, Inc.	Delaware
GateHouse Media Minnesota Holdings, Inc.	Delaware
GateHouse Media Missouri Holdings, Inc.	Delaware
GateHouse Media Missouri Holdings II, Inc.	Delaware
GateHouse Media Nebraska Holdings, Inc.	Delaware
GateHouse Media Nebraska Holdings II, Inc.	Delaware
GateHouse Media Nevada Holdings, Inc.	Delaware
GateHouse Media New York Holdings, Inc.	Delaware
GateHouse Media North Dakota Holdings, Inc.	Delaware
GateHouse Media Ohio Holdings, Inc.	Delaware
GateHouse Media Oklahoma Holdings, Inc.	Delaware
GateHouse Media Pennsylvania Holdings, Inc.	Delaware
GateHouse Media South Dakota Holdings, Inc.	Delaware
GateHouse Media Suburban Newspapers, Inc.	Delaware
GateHouse Media Tennessee Holdings, Inc.	Delaware
Liberty SMC, L.L.C.	Delaware
Low Realty, LLC	Delaware
LRT Four Hundred, LLC	Delaware
Mineral Daily News Tribune, Inc.	West Virginia
News Leader, Inc.	Louisiana
Terry Newspapers, Inc.	Iowa
SureWest Directories	California
Copley Ohio Newspapers, Inc.	Illinois
The Peoria Journal Star, Inc.	Illinois
The Galesburg Printing and Publishing Company	Illinois

(1) Name changed from GateHouse Media West Virginia Holdings, Inc. on January 25, 2008.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-138225) pertaining to the GateHouse Media, Inc. Omnibus Stock Incentive Plan, of our reports dated March 17, 2008, with respect to the consolidated financial statements and schedule of GateHouse Media, Inc. and the effectiveness of internal control over financial reporting of GateHouse Media, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

/s/ Ernst & Young LLP

Buffalo, New York
March 17, 2008

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
GateHouse Media, Inc.

We consent to the incorporation by reference in Amendment No. 1 to registration statement (No. 333-144227) on Form S-1 and registration statement (No. 333-138225) on Form S-8 of GateHouse Media, Inc. of our report dated March 12, 2007, with respect to the consolidated balance sheet of GateHouse Media, Inc. and subsidiaries (the Company) as of December 31, 2006, the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2006 (Successor Period), the period from June 6, 2005 to December 31, 2005 (Successor Period), and the period from January 1, 2005 to June 5, 2005 (Predecessor Period), and the related financial statement schedule, which report appears in the December 31, 2007, annual report on Form 10-K of GateHouse Media, Inc.

As discussed in Note 1(r) to the consolidated financial statements, during 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

As discussed in note 1(j) to the consolidated financial statements, in 2005 the Company changed to June 30 the date on which the annual impairment assessment of goodwill and intangible assets with indefinite lives is made.

As discussed in note 1(b) to the consolidated financial statements, effective June 6, 2005, FIF III Liberty Holdings LLC acquired all of the outstanding stock of GateHouse Media, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods prior to the acquisition and therefore, is not comparable.

/s/ KPMG LLP

Chicago, Illinois
March 14, 2008

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael E. Reed, certify that:

1. I have reviewed this Annual Report on Form 10-K of GateHouse Media, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Michael E. Reed

Michael E. Reed
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Mark R. Thompson, certify that:

1. I have reviewed this Annual Report on Form 10-K of GateHouse Media, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Mark R. Thompson

Mark R. Thompson
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)**

In connection with the Annual Report of GateHouse Media, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael E. Reed

Michael E. Reed
Chief Executive Officer
(Principal Executive Officer)
March 17, 2008

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of GateHouse Media, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark R. Thompson

Mark R. Thompson
Chief Financial Officer
(Principal Financial Officer)
March 17, 2008

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of two indices: the Russell 2000 Index and the Peer Group. Representative companies in the Peer Group include Gannett Co., Inc., Journal Register Company, Lee Enterprises, Incorporated, The McClatchy Company, The New York Times Company, The E.W. Scripps Company, Media General, Inc. and Journal Communications, Inc. The graph assumes an investment of $100 in the Company's common stock and in each of the indices on October 25, 2006, when our common stock first traded on the New York Stock Exchange, and that all dividends were reinvested. The closing price of our stock on October 25, 2006, as reflected in the below graph, was $21.17 per share. The past performance of our common stock is not an indication of future performance.

Comparison of 14-Month Cumulative Total Return*
Among GateHouse Media, Inc., the Russell 2000 Index and a Peer Group



$120
$100
$80
$60
$40
$20
$0
10/25/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
GateHouse Media, Inc.
Russell 2000
Peer Group

*$100 invested on 10/25/2006 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	10/25/06	12/31/06	3/31/07	6/30/07	9/30/07	12/31/07
GateHouse Media, Inc.	100.00	88.80	98.93	92.29	65.45	47.07
Russell 2000	100.00	102.96	104.96	109.60	106.21	101.35
Peer Group	100.00	104.37	96.08	93.71	77.07	71.62

GateHouse Media™

To Our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of GateHouse Media, Inc. to be held on May 22, 2008 at 9:00 a.m., in the Erie Room at The Brookwood Inn, 800 Pittsford-Victor Road, Pittsford, New York 14534.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may vote by telephone or by mailing a proxy or voting instruction card in the provided pre-addressed envelope. Voting by phone or by written proxy will ensure your representation at the annual meeting regardless of whether you attend in person. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

Thank you for your support and interest in GateHouse Media, Inc.

Sincerely,

Michael E. Reed
Chief Executive Officer

2008 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS 1
QUESTIONS AND ANSWERS 2
Proxy Materials 2
Voting Information 3
Stock Ownership Information 5
Annual Meeting Information 6
Stockholder Proposals, Director Nominations and Related Bylaw Provisions 6
Further Questions 7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS 8
Board and Board Committee Independence 8
Board Structure and Committee Composition 8
Compensation Committee Interlocks and Insider Participation 9
Director Nominees 10
Executive Sessions 11
Communications with Directors 11
Policy on Transactions with Related Persons 11
DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES 11
DIRECTOR COMPENSATION TABLE 12
ELECTION OF DIRECTORS (Proposal 1) 13
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 17
RELATED PERSON TRANSACTIONS 19
EXECUTIVE OFFICERS 24
COMPENSATION DISCUSSION AND ANALYSIS 25
COMPENSATION COMMITTEE REPORT 28
COMPENSATION OF EXECUTIVE OFFICERS 29
Summary Compensation Table 29
Grants of Plan-Based Awards 30
Outstanding Equity Awards at Fiscal Year-End 31
Option Exercises and Stock Vested 32
Pension Benefits 33
Nonqualified Deferred Compensation 33
Employment Agreements 33
Potential Payments Upon Termination or Change of Control 35
AUDIT COMMITTEE REPORT 39
MATTERS RELATING TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 40
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal 2) 42
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 42
OTHER MATTERS 42

GATEHOUSE MEDIA, INC.
WillowBrook Office Park
Fairport, New York 14450
(585) 598-0030

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date	9:00 a.m. on May 22, 2008.
Place	Erie Room at The Brookwood Inn, 800 Pittsford-Victor Road, Pittsford, New York 14534.
Items of Business	(1) To elect two Class II directors (2) To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 (3) To consider and act upon such other business as may properly come before the meeting
Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.
Record Date	You are entitled to vote only if you were a GateHouse Media stockholder as of the close of business on March 24, 2008.
Meeting Admission	You are entitled to attend the annual meeting only if you were a GateHouse Media stockholder as of the close of business on March 24, 2008 or hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record or hold your shares through the GateHouse Media, Inc. Omnibus Stock Incentive Plan, your ownership as of the record date will be verified prior to being admitted to the meeting. If you are not a stockholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you must provide proof of beneficial ownership as of the record date, such as your most recent account statement prior to March 24, 2008, a copy of the voting instruction card provided by your broker, trustee or nominee, or similar evidence of ownership. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted to the annual meeting. The annual meeting will begin promptly at 9:00 a.m. Check-in will begin at 8:30 a.m. and you should allow ample time for the check-in procedures.
Voting	**Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible as outlined on the voting instruction card or as instructed in the Notice of Internet Availability of Proxy Materials. You may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided, or, in most cases, by using the telephone. For specific instructions on how to vote your shares, please refer to the section entitled *Questions and Answers — Voting Information* beginning on page 3 of this proxy statement and the instructions on the proxy or voting instruction card or as instructed in the Notice of Internet Availability of Proxy Materials.**

By order of the Board of Directors,

Polly Grunfeld Sack

Polly Grunfeld Sack, Vice President,
Secretary and General Counsel

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about April 8, 2008.

QUESTIONS AND ANSWERS

Proxy Materials

1. Why am I receiving these materials?

The Board of Directors (the "Board") of GateHouse Media, Inc., a Delaware corporation ("GateHouse Media"), is providing these proxy materials to you in connection with GateHouse Media's annual meeting of stockholders, which will take place on May 22, 2008. As a stockholder, you are invited to attend the annual meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

2. Why am I being asked to review materials on-line?

Under rules recently adopted by the U.S. Securities and Exchange Commission ("SEC"), we are now furnishing proxy materials to some of our stockholders on the Internet, rather than mailing printed copies of those materials to each stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We anticipate that the Notice of Internet Availability of Proxy Materials will be mailed to stockholders on or about April 8, 2008.

3. What information is contained in the proxy statement?

The information in the proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, GateHouse Media's Board and Board committees, the compensation of directors and executive officers for fiscal 2007, and other required information.

4. How may I obtain GateHouse Media's Form 10-K and other financial information?

A copy of our 2007 Annual Report, which includes our 2007 Form 10-K, is enclosed.

Stockholders may request another free copy of our 2007 Annual Report, which includes our 2007 Form 10-K, from:

GateHouse Media, Inc.
Attn: Investor Relations
350 WillowBrook Office Park
Fairport, New York 14450
(585) 598-0030

Alternatively, you can access our 2007 Annual Report, which includes our 2007 Form 10-K, on our website under the Investors tab at:

www.gatehousemedia.com

5. How may I request an electronic copy of the proxy materials?

If you wish to request electronic delivery of our proxy materials in the future, please sign up at:

investors.gatehousemedia.comlinvestorkit.cfm

6. What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each GateHouse Media proxy card and voting instruction card that you receive or vote by using the telephone for each proxy card and voting instruction card you receive.

Voting Information

7. What items of business will be voted on at the annual meeting?

The items of business scheduled to be voted on at the annual meeting are:

- The election of two Class II directors; and
- To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as GateHouse Media's independent registered public accounting firm for the 2008 fiscal year.

We also will consider any other business that is properly presented at the annual meeting.

8. How does the Board recommend that I vote?

Our Board recommends that you vote your shares "FOR" each of the nominees to the Board, and "FOR" the ratification of Ernst & Young LLP as GateHouse Media's independent registered public accounting firm for the 2008 fiscal year.

9. What shares can I vote?

Each share of GateHouse Media common stock issued and outstanding as of the close of business on March 24, 2008, the *Record Date*, is entitled to one vote on all items being voted upon at the annual meeting. You may vote all shares owned by you as of the *Record Date*, including (1) shares held directly in your name as the stockholder of record and (2) shares held for you as the *beneficial owner* through a broker, trustee or other nominee such as a bank. On the *Record Date*, GateHouse Media had 58,071,551 shares of common stock issued and outstanding.

10. How can I vote my shares in person at the annual meeting?

Shares held in your name as the stockholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person at the annual meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. *Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.*

11. How can I vote my shares without attending the annual meeting?

- **By Telephone** — after your receipt of hard copies of the proxy materials. Stockholders of record of GateHouse Media common stock who live in the United States or Canada may submit proxies by following the "Vote by Telephone" instructions on the proxy cards. Most GateHouse Media stockholders who hold shares beneficially in street name and live in the United States or Canada may vote by phone by calling the number specified on the voting instruction cards provided by their brokers, trustees or nominees. Please check the voting instruction card for telephone voting availability.
- **By Mail** — after your receipt of hard copies of the proxy materials (either directly or as outlined in the Notice of Internet Availability of Proxy Materials). Stockholders of record of GateHouse Media common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. GateHouse Media stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered a stockholder of record with respect to those shares and a set of proxy materials has been sent directly to you by American Stock Transfer & Trust Company. Please carefully consider the information contained in the proxy statement and, whether or not you plan to attend the meeting, vote by one of the above methods so that we can be assured of having a quorum present at the meeting and so that your shares may be voted in accordance with your wishes even if you later decide not to attend the annual meeting.

If like most stockholders of GateHouse Media, you hold your shares in street name through a stock broker, bank or other nominee rather than directly in your own name, you are considered the beneficial owner of shares, and the Notice of Internet Availability of Proxy Materials is being forwarded to you by Broadridge Financial Solutions, Inc. Please carefully consider the information contained in the proxy statement and, whether or not you plan to attend the meeting, vote by one of the above methods so that we can be assured of having a quorum present at the meeting and so that your shares may be voted in accordance with your wishes even if you later decide not to attend the annual meeting.

12. What is the deadline for voting my shares?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the annual meeting.

If you hold shares beneficially in street name, please follow the voting instructions provided by your broker, trustee or nominee.

13. May I change my vote?

If you are the stockholder of record, you may revoke your proxy by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Corporate Secretary at the address noted below in response to Question 25 prior to the annual meeting, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically make that request at the annual meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee in accordance with the instructions for the voting instruction card, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

14. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner designed to protect your voting privacy, and will not be disclosed, except as necessary to meet applicable legal requirements and under other limited circumstances.

15. How are votes counted?

In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. If you elect to "ABSTAIN" in the election of directors, the abstention will not impact the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST."

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR" all of GateHouse Media's nominees to the Board, and "FOR" ratification of GateHouse Media's independent registered public accounting firm).

16. What is the voting requirement to approve each of the proposals?

In the election of directors, each director will be elected by a plurality of the votes cast with respect to that director nominee. A plurality of votes cast means that the number of votes cast "FOR" a nominee's election must exceed the number of votes cast "AGAINST" such nominee's election. Each nominee receiving more "FOR" votes than "AGAINST" votes will be elected. All other matters voted upon at the meeting will be decided by a majority of the votes cast.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Abstentions have the same effect as votes against the matter except in the election of directors, as described above.

17. What happens if additional matters are presented at the annual meeting?

Other than the two items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy pursuant to this proxy statement, the persons named as proxy holders, Mary Mastin and Monica Treviso, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

18. Who will serve as inspector of elections?

The inspectors of elections will be Elizabeth Lewis and Doreen Riales.

19. Who will bear the cost of soliciting votes for the annual meeting?

GateHouse Media is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees who will not receive any additional compensation for such solicitation activities. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

20. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2008.

Stock Ownership Information

21. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most GateHouse Media stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

If your shares are held in a brokerage account or by another nominee, you are considered the *beneficial owner* of shares held *in street name*, and these proxy materials are being forwarded to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you also are invited to attend the annual meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Since a beneficial owner is not the *stockholder of record*, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

22. What if I have questions for GateHouse Media's transfer agent?

Please contact GateHouse Media's transfer agent, at the phone number listed below, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

American Stock Transfer & Trust Company: (800) 937-5449

Annual Meeting Information

23. How can I attend the annual meeting?

You are entitled to attend the annual meeting only if you were a GateHouse Media stockholder as of the close of business on March 24, 2008 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. If you are not a stockholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you must provide proof of beneficial ownership on the record date, such as your most recent account statement prior to March 24, 2008, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the annual meeting.

The meeting will begin promptly at 9:00 a.m. Check-in will begin at 8:30 a.m., and you should allow ample time for the check-in procedures.

24. How many shares must be present or represented to conduct business at the annual meeting?

Holders of a majority of shares of GateHouse Media common stock entitled to vote must be present in person or represented by proxy in order to conduct business and vote on matters raised at the meeting. Both abstentions and broker non-votes described previously in Question 16 are counted for the purposes of determining the presence of a quorum.

Stockholder Proposals, Director Nominations and Related Bylaw Provisions

25. What is the deadline to propose actions for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in GateHouse Media's proxy statement for next year's annual meeting, our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 17, 2008. Such proposals also must comply with Rule 14a-8 promulgated by the SEC regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450

For a stockholder proposal that is not intended to be included in GateHouse Media's proxy statement under Rule 14a-8, the stockholder must provide the information required by GateHouse

Media's Amended and Restated Bylaws and give timely notice to the Corporate Secretary in accordance with GateHouse Media's Amended and Restated Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- Not earlier than the close of business on January 22, 2009; and
- Not later than the close of business on February 23, 2009.

If the date of the stockholder meeting is moved to a date more than 25 days before or after the anniversary of the GateHouse Media annual meeting for the prior year, then notice of a stockholder proposal that is intended to be included in GateHouse Media's proxy statement under Rule 14a-8 must be received not earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; or
- 10 days after public announcement of the meeting date.

26. How may I recommend or nominate, individuals to serve as directors?

You may propose director candidates for consideration by the Board's Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth in response to Question 25 above.

In addition, GateHouse Media's Amended and Restated Bylaws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, the stockholder must deliver the information required by GateHouse Media's Amended and Restated Bylaws and a statement by the nominee consenting to being named as a nominee and consenting to serve as a director if elected.

27. What is the deadline to nominate individuals to serve as directors?

To nominate an individual for election at next year's annual stockholder meeting, the stockholder must give timely notice to the Corporate Secretary in accordance with GateHouse Media's Amended and Restated Bylaws, which, in general, require that the notice be received by the Corporate Secretary between the close of business on January 22, 2009 and the close of business on February 23, 2009, unless the annual meeting is moved to a date more than 25 days before or after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 25.

28. How may I obtain a copy of GateHouse Media's Amended and Restated Bylaw provisions regarding stockholder proposals and director nominations?

You may contact the Corporate Secretary at our principal executive offices for a copy of the relevant Amended and Restated Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. GateHouse Media's Amended and Restated Bylaws also are available on our website at www.gatehousemedia.com.

Further Questions

29. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy, you should contact Mark Maring:

(585) 598-6874

If you need additional copies of this proxy statement or voting materials, please contact Mark Maring as described above or send an e-mail to investorrelations@gatehousemedia.com.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

GateHouse Media is committed to maintaining high standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. To that end, we have adopted a Code of Business Conduct and Ethics for our directors, officers and employees, including a separate Code of Ethics for our Chief Executive Officer and senior financial officers. In addition, we have adopted Corporate Governance Guidelines, which, in conjunction with our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Board committee charters, form the framework for our corporate governance. All of our corporate governance materials, including board committee charters, are available on our website at www.gatehousemedia.com. These materials also are available in print to any stockholder upon request. The Board regularly reviews corporate governance developments and modifies its committee charters as warranted.

Board and Board Committee Independence

Our Corporate Governance Guidelines require that a majority of our Board will consist of independent directors. For a director to be considered independent, the Board must determine that the director does not have any material relationship with GateHouse Media (either directly or as a partner, stockholder or officer of an organization that has a relationship with GateHouse Media). The Board has established guidelines to assist it in determining director independence, which conform to the independence requirements of the New York Stock Exchange. The Board has determined that five out of our seven current directors are independent, including one of the two director nominees standing for election.

According to our Corporate Governance Guidelines, all members of the Audit, Compensation, and Nominating and Corporate Governance Committees must be independent directors. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GateHouse Media or any of its subsidiaries other than their directors' compensation.

Board Structure and Committee Composition

As of the date of this proxy statement, our Board has seven directors and the following three standing committees: (1) Audit, (2) Compensation and (3) Nominating and Corporate Governance. The committee membership and function of each of these standing committees are described below. Each of the standing committees operates under a written charter adopted by the Board. All of the committee charters are available on our website at www.gatehousemedia.com. Except for Mr. Edens, our Chairman of the Board, all of our current directors (including the two nominees for election as Class II directors at this year's annual meeting of stockholders, Messrs. Osborne and Reed) joined our Board on October 24, 2006 in connection with the commencement of our initial public offering and the initial listing of our common stock on the New York Stock Exchange. During fiscal year 2007, our Board held eight meetings. Each director attended at least 75% of the Board meetings and committee meetings on which he served (except for Martin Bandier). During fiscal year 2007, our Board also took corporate action by written consents without a meeting. Each director is expected to attend, absent unusual circumstances, all annual and special meetings of stockholders.

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Wesley R. Edens – Chairman of the Board			
Michael E. Reed			
Martin Bandier		Member	Member
Richard L. Friedman			Member
Burl Osborne	Member		Chair
Howard Rubin	Member	Chair	
Kevin M. Sheehan	Chair	Member	

Audit Committee — The Audit Committee was established under a written charter adopted in October 2006 and which became effective as of the time GateHouse Media was first listed on the

New York Stock Exchange. Our Audit Committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. In particular, our Audit Committee (i) assists the Board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence and the performance of our internal audit function and independent auditors; (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a forum for consideration of matters relating to any audit issues; and (iv) prepares the audit committee report that SEC rules require be included in our annual proxy statement. The Audit Committee met nine times during fiscal year 2007, in addition to acting by written consent without a meeting. The members of our Audit Committee are Messrs. Sheehan, Osborne and Rubin. Mr. Sheehan is our Audit Committee chair and our Audit Committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. Each member of our Audit Committee is "independent" as defined under the Exchange Act and New York Stock Exchange rules.

Compensation Committee — The Compensation Committee was established under a written charter adopted in October 2006 and which became effective as of the time GateHouse Media was first listed on the New York Stock Exchange. Our Compensation Committee reviews and recommends policy relating to the compensation and benefits of our officers and employees, including reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior officers. This Committee then evaluates performance of these officers in light of those goals and objectives and recommends compensation of these officers based on such evaluations. The Compensation Committee also reviews the Compensation Discussion and Analysis ("CD&A") for inclusion in our proxy statement. The Compensation Committee also produces a report on executive officer compensation as required by the SEC to be included in our annual proxy statement. The Compensation Committee reviews and evaluates, at least annually, the performance of the Compensation Committee and its members, including the Compensation Committee's compliance with its own charter. The Compensation Committee met twice during fiscal year 2007, in addition to acting by written consent without a meeting. The members of our Compensation Committee are Messrs. Rubin, Bandier and Sheehan, each of whom is "independent" as defined by the New York Stock Exchange. Mr. Rubin is our Compensation Committee chair.

Nominating and Corporate Governance Committee — The members of our Nominating and Corporate Governance Committee are Messrs. Osborne, Bandier and Friedman, each of whom is "independent" as defined by the New York Stock Exchange. The primary function of the Nominating and Corporate Governance Committee, established under a written charter adopted in October 2006 and effective as of the time GateHouse Media was first listed on the New York Stock Exchange, is to oversee and assist our Board in identifying, reviewing and recommending nominees for election as directors; advise our Board with respect to Board composition, procedures and committees; recommend directors to serve on each committee; oversee the evaluation of our Board and our management; and develop, review and recommend corporate governance guidelines. The Nominating and Corporate Governance Committee met once during 2007. Mr. Osborne is our Nominating and Corporate Governance Committee chair.

Compensation Committee Interlocks and Insider Participation

Messrs. Rubin, Bandier and Sheehan served on the Compensation Committee during 2007. No member of the Compensation Committee is now, or was during 2007 or at any time prior thereto, an officer or employee of GateHouse Media. No member of the Compensation Committee had any relationship with GateHouse Media during 2007 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons. None of our executive officers currently serves or ever has served as a member of the board of directors, the compensation committee, or any similar body, of any entity one of whose executive officers serves or served on our Board or the Compensation Committee.

Director Nominees

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider properly submitted stockholder recommendations of candidates for membership on the Board according to the procedures described below under "Identifying and Evaluating Candidates for Directors." In evaluating such recommendations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria set forth below under "Director Qualifications." Any stockholder recommendations proposed for consideration by the Nominating and Corporate Governance Committee must be in writing, include the candidate's name and qualifications for Board membership and should be addressed to:

Corporate Secretary
GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, New York 14450
Fax: (585) 248-9562

Stockholder Nominations

In addition, our Amended and Restated Bylaws permit stockholders to nominate directors for consideration at any annual stockholder meeting. For a description of the process for nominating directors at the annual meeting, see "Questions and Answers – Stockholder Proposals, Director Nominations and Related Bylaw Provisions – Question 26. How may I recommend or nominate individuals to serve as directors?" on page 7 of this proxy statement.

Director Qualifications

Our Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended for a position on our Board. At a minimum, the Nominating and Corporate Governance Committee shall consider (a) whether each such nominee has demonstrated, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of GateHouse Media and (b) the nominee's reputation for honesty and ethical conduct in his or her personal and professional activities. Additional factors which the Nominating and Corporate Governance Committee may consider include a candidate's specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest, material relationships with GateHouse Media and independence from management and GateHouse Media. The Nominating and Corporate Governance Committee also may seek to have the Board represent a diversity of backgrounds, experience, gender and race. Each candidate should be committed to enhancing stockholder value and should have sufficient time to carry out the required duties and to provide insight and practical wisdom based on experience. A candidate's service on other boards of public companies should be limited to a number that permits the candidate to perform responsibly all director duties. Each director must represent the interest of all our stockholders.

Identifying and Evaluating Candidates for Directors

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee may consider several potential candidates. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, stockholders or other persons.

Identified candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any point during the year. As described above, the Nominating and Corporate Governance Committee considers properly submitted stockholder recommendations for candidates for the Board to be included in our proxy statement. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Corporate Governance Committee.

Executive Sessions

The independent directors meet at least once each year in regularly scheduled executive sessions. Additional executive sessions may be scheduled by independent directors. The chairpersons of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee rotate presiding over these sessions.

Communications with Directors

The Board has adopted a process by which stockholders and other interested parties may communicate with the independent directors or the chairperson of any of the committees of the Board by regular mail. You may send communications by regular mail to the attention of the Chairperson, Audit Committee; Chairperson, Compensation Committee; or Chairperson, Nominating and Corporate Governance Committee; or to the independent directors as a group to the Independent Directors, each c/o Corporate Secretary, GateHouse Media, Inc., 350 WillowBrook Office Park, Fairport, New York 14450.

GateHouse Media's management will review all communications received to determine whether the communication requires immediate action. Management will pass on all communications received, or a summary of such communications, to the appropriate director or directors.

Policy on Transactions with Related Persons

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Any transaction with GateHouse Media in which a director, executive officer or beneficial holder of more than 5% of the outstanding shares of common stock, or any immediate family member of the foregoing (each, a "related person") has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be specifically disclosed by GateHouse Media in its public filings. See the discussion on page 19 of this proxy statement under the heading "Related Person Transactions."

GateHouse Media's Code of Business Conduct and Ethics applicable to employees, officers and directors discourages transactions where there is or could be an appearance of a conflict of interest. In addition, this Code requires specific approval by a designated member of management of transactions involving GateHouse Media and the employee, officer or director. GateHouse Media's Amended and Restated Certificate of Incorporation also provides regulation, definition and guidance on related business activities, corporate opportunities and agreements with significant stockholders.

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Each independent director is entitled to receive an annual retainer of $30,000, payable in two equal semi-annual installments. In addition, an annual fee of $5,000 is paid to the chairs of each of the Audit and Compensation Committees, which fee will also be paid in two equal semi-annual installments. Fees to independent directors may be paid by issuance of GateHouse Media common stock, based on the value of our common stock at the date of issuance, rather than in cash, unless the issuance would prevent such director from being determined to be independent. Such stock must be granted pursuant to a stockholder-approved plan or be otherwise exempt from any applicable New York Stock Exchange listing requirement. All members of our Board are reimbursed for reasonable expenses and expenses incurred in attending Board meetings.

Messrs. Bandier, Friedman, Osborne, Rubin and Sheehan were each granted a number of restricted shares of common stock in October 2006 equal in value to $300,000 based on the fair market value of GateHouse Media shares on the date of grant. These restricted shares will become vested in three equal portions on the last day of each fiscal years 2007, 2008 and 2009, provided the director is still serving as of the applicable vesting date. The independent directors holding these shares of restricted stock (whether or not such shares are vested) will be entitled to any dividends that become payable on such shares during the restricted period so long as such directors continue to serve as directors as of the applicable record dates.

Except as otherwise provided by the plan administrator of the GateHouse Media, Inc. Omnibus Stock Incentive Plan (along with any agreements issued in connection therewith, collectively, the "Incentive Plan"), on the first business day after our annual meeting of stockholders and each such annual meeting thereafter during the term of the Incentive Plan, each of the independent directors who is serving following such annual meeting will automatically be granted under the Incentive Plan a number of unrestricted shares of GateHouse Media common stock having a fair market value of $15,000 as of the date of grant; however, Messrs. Bandier, Friedman, Osborne, Rubin and Sheehan, all of whom were granted the restricted shares of common stock described above, will not be eligible to receive these automatic annual grants.

DIRECTOR COMPENSATION TABLE

The following table provides information about the compensation earned by our independent directors during 2007.

Name	Cash Retainer ($)	Equity Retainer(1) ($)	Committee Chair Fees	Total ($)
Martin Bandier	$30,000	$100,000		$130,000
Richard L. Friedman	30,000	100,000		130,000
Burl Osborne	30,000	100,000		130,000
Howard Rubin	30,000	100,000	$5,000	135,000
Kevin M. Sheehan	30,000	100,000	5,000	135,000

(1) The grant date fair value of such awards, as estimated for financial reporting purposes, is $300,000. These restricted shares will become vested in three equal portions on December 31, 2007, December 31, 2008 and December 31, 2009, provided the director is still serving as of the applicable vesting date, and thus are subject to forfeiture.

ELECTION OF DIRECTORS

(Proposal 1)

There are two nominees for election to GateHouse Media's Board this year. In accordance with the terms of GateHouse Media's Amended and Restated Certificate of Incorporation, the Board is divided into three classes of directors (designated Class I, Class II and Class III) of the same or nearly the same number. At each annual meeting of stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of the Board will be elected each year.

Our Amended and Restated Certificate of Incorporation authorizes a Board consisting of at least three, but no more than seven, members, with the exact number of directors to be fixed from time to time by a resolution of the majority of the Board (or by a duly adopted amendment to the Certificate of Incorporation). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Board into three classes with staggered three-year terms may delay or prevent a change of management or a change in control.

If you sign your proxy or voting instruction card but do not give instruction with respect to voting for directors, your shares will be voted for the two persons recommended by the Board. If you wish to give specific instructions with respect to voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card.

Both of our nominees have indicated to us that they will be available to serve as directors. The Nominating and Corporate Governance Committee has approved the nominees. In the event that any nominee should become unavailable, however, the proxy holders, Mary Mastin and Monica Treviso, will vote for such other nominee or nominees as designated by the Board.

The Board recommends a vote FOR each of the following nominees:

Burl Osborne
Director since October 2006
Age 70

Mr. Osborne formerly held several positions in the Belo Corporation: President, Publishing Division from 1995 to 2001; Director from 1987 to 2002; and Publisher of The Dallas Morning News Co., from 1986 to 2001 with which he became associated in 1980. In connection with The Associated Press, Mr. Osborne served as Chairman of the Board from 2002 to 2007 and Director from 1993-2007. Mr. Osborne also has served as Director and Past Chairman of Southern Newspaper Publishers Association, and a Director of Newspaper Association of America. Currently, he serves as Director of the Committee to Protect Journalists; and Director of J.C. Penney Company, Inc. since April 1, 2003. Mr. Osborne earned a Bachelor of Arts degree from Marshall University in Huntington, West Virginia and a Master of Business Administration degree from Long Island University. He also participated in the Advanced Management Program at the Harvard Business School.

Michael E. Reed
Director since October 2006
Age 41

Mr. Reed became GateHouse Media's Chief Executive Officer in February 2006. He was formerly the President and Chief Executive Officer of Community Newspaper Holdings, Inc. ("CNHI") and had served in that capacity since 1999. Mr. Reed served as CNHI's Chief Financial Officer from 1997 to 1999. Prior to that, he worked for

Park Communications, Inc., a multimedia company, located in Ithaca, New York. Mr. Reed currently serves on the board of directors for the Associated Press and he is also the Chairman of the Audit Committee for the Associated Press. He also serves on the board of directors for the Newspaper Association of America. Mr. Reed is currently a member of the Board of Visitors of the University of Alabama's College of Communication and Information Sciences and is a member of the Grady College Journalism School's Board of Advisors.

The following directors are serving on the Board for a term that ends at the 2009 Annual Meeting:

Wesley R. Edens
Chairman of the Board since June 2005
Age 46

Mr. Edens is the Chairman of GateHouse Media's Board and has served in this capacity since June 2005. Mr. Edens is the Chairman of the board of directors and the Chief Executive Officer of Fortress Investment Group LLC ("Fortress"). Mr. Edens has been a principal and the Chairman of the Management Committee of FIG LLC ("FIG") since co-founding FIG in May 1998. Mr. Edens is responsible for the Fortress private equity and publicly traded alternative investment businesses. He is also the Chairman of the board of directors of each of Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, Mapeley Limited and Newcastle Investment Corp. and a director of GAGFAH S.A. Mr. Edens served as the Chief Executive Officer of Newcastle Investment Corp. since inception until February 2007. Mr. Edens was the Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and the Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves in various capacities in the following five registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II; Chairman and Chief Executive Officer of Fortress Brookdale Investment Fund LLC and Fortress Pinnacle Investment Fund LLC and Chief Executive Officer of RIC Coinvestment Fund GP LLC. Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and a managing director of Lehman Brothers. Mr. Edens received a B.S. in Finance from Oregon State University.

Howard Rubin
Director since October 2006
Age 53

Mr. Rubin is a director and the head of the audit committee of Deerfield Triarc Capital Corp. and a director and head of the audit committee of Fortress Investment Group. In addition, he has served as a director of Global Signal Inc. from February 2004 through January 2007 and a director and head of the audit committee of Capstead Mortgage Corporation from April 2001 through April 2007. He has over twenty years of experience trading mortgage-backed securities. From 1987 to his retirement in 1999, Mr. Rubin was a Senior Managing Director at Bear Stearns, where he ran the Collateralized Mortgage Obligations desk. Mr. Rubin received a Masters of Business Administration from Harvard Business School and a B.S.E. in Chemical Engineering from Lafayette College. Prior to June 2003, Fortress Investment Group LLC held a one-third interest in Capstead Mortgage Corporation and Wesley R. Edens served as Capstead's Chief Executive Officer. Fortress sold its interest in Capstead and Mr. Edens resigned from his post as Chief Executive Officer in June 2003.

Kevin Sheehan
Director since October 2006
Age 54

Mr. Sheehan currently serves as executive vice president and chief financial officer of Norwegian Cruise Line. Previously, Mr. Sheehan provided consulting services to Cerebrus Capital Management LP (2006-2007) and provided consulting services to Clayton Dubilier & Rice from 2005 until 2006. Prior thereto, Mr. Sheehan was Chairman and Chief Executive Officer of Cendant Corporation's Vehicle Services Division (included responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express) from March 2003 until May 2005. From March 2001 until May 2003, Mr. Sheehan served as Chief Financial Officer of Cendant Corporation. From August 1999 to February 2001, Mr. Sheehan was President-Corporate and Business Affairs and Chief Financial Officer of Avis Group Holdings, Inc. and a Director of that company from June 1999 until February 2001. From August 2005 to January 2008, Mr. Sheehan was on the faculty of Adelphi University, serving as a Distinguished Visiting Professor – Accounting, Finance and Economics.

The following directors are serving on the Board for a term that ends at the 2010 Annual Meeting:

Martin Bandier
Director since October 2006
Age 66

Mr. Bandier is currently the Chairman and Chief Executive Officer of Sony/ATV Music Publishing LLC. Previously, Mr. Bandier had served as the Chairman and Chief Executive Officer of EMI Music Publishing since 1991. Mr. Bandier co-founded SBK Entertainment World in 1984 which sold its music publishing interests to EMI Music Publishing in 1989. In 1975, Mr. Bandier co-founded The Entertainment Company. Mr. Bandier is a member of the boards of the United Jewish Appeal, City of Hope, BMI Foundation Inc. and the Songwriter's Hall of Fame, and he serves as a trustee of the TJ Martell Foundation and Syracuse University. He is a director of The National Music Publishers Association and the Rock and Roll Hall of Fame, and is president of the International Music Publishers Association.

Richard L. Friedman
Director since October 2006
Age 67

Mr. Friedman is the President and Chief Executive Officer of Carpenter & Company, Inc. of Cambridge, MA, a real estate ownership, development and management firm which operates nationally. Mr. Friedman founded Carpenter & Company, Inc. in 1968. Mr. Friedman has had substantial involvement with numerous business, civic and charitable entities including serving as a director (or member) of: The Steppingstone Foundation, Mt. Auburn Foundation, PNC Bank New England, Johnny Rockets, Inc., The Bridge Fund, and The Dartmouth College Real Estate Advisory Committee. Mr. Friedman received a B.A from Dartmouth College. Mr. Friedman was appointed by President William J. Clinton as Chairman of the National Capital Planning Commission and continues to work with its Interagency Security Task Force.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock on March 24, 2008 by (i) each of our directors and named executive officers, (ii) each person or group known to us holding more than 5% of our common stock, and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, each owner has sole voting and investment powers with respect to the securities listed. The information provided in the table is based on GateHouse Media's records, information filed with the SEC and information provided to GateHouse Media, except where otherwise noted.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned[2]	Percent of Class
Executive Officers and Directors[1]		
Michael E. Reed	407,087	*
Scott T. Champion	232,387	*
Mark R. Thompson	50,081	*
Polly G. Sack	46,888	*
Wesley R. Edens[3]	25,128,751	43.3%
Martin Bandier	41,667	*
Richard L. Friedman	46,667	*
Burl Osborne	28,667	*
Howard Rubin	166,667	*
Kevin M. Sheehan	53,667	*
All directors and executive officers as a group (13 persons)	26,475,248	45.6%
5% Stockholders		
Fortress Investment Holdings LLC[3][4]	24,309,811	41.9%
Abrams Capital Partners II, L.P.[5][6]	2,964,800	5.1%
Abrams Capital, LLC[5][6]	3,760,600	6.5%
Pamet Capital Management, LP[5][6]	3,760,600	6.5%
Pamet Capital Management, LLC[5][6]	3,760,600	6.5%
David Abrams[5][6]	3,760,600	6.5%
Prudential Financial, Inc.[7][8]	3,282,000	5.7%
Jennison Associates LLC[9]	3,280,100	5.6%
East Peak Partners, L.P.[10][11]	6,462,100	11.1%
JGE Capital Management, LLC[10][11]	6,466,600	11.1%
Jeffrey G. Edwards[10][11]	6,590,790	11.3%

* Less than one percent

(1) The address of each officer or director listed in the table above is: c/o GateHouse Media, Inc., 350 WillowBrook Office Park, Fairport, New York 14450.

(2) Consists of shares held, including shares of restricted stock subject to vesting.

(3) Includes: 24,309,811 shares held by certain affiliates of Fortress Investment Group LLC ("FIG"). FIF III Liberty Holdings LLC ("FIF Liberty Holdings") directly owns 22,050,000 of such shares. The members of FIF Liberty Holdings are Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) LP, Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) LP (collectively, the "Fund III Funds"). Fortress Fund III GP LLC is the general partner of each of the Fund III Funds and its sole member is Fortress Investment Fund GP (Holdings) LLC. The sole member of Fortress Investment Fund GP (Holdings) LLC is Fortress

Operating Entity II LP ("FOE II"). Fortress Partners Fund LP ("FPF"), Drawbridge Global Macro Master Fund Ltd. ("Macro Master"), Drawbridge DSO Securities LLC ("DSO") and Drawbridge OSO Securities LLC ("OSO") directly own 503,528, 1,334,011, 225,000 and 25,000 shares, respectively. DSO is wholly owned by Drawbridge Special Opportunities Fund LP ("DBSO LP") and OSO is wholly owned by Drawbridge Special Opportunities Fund Ltd. ("DBSO Ltd."). Drawbridge Special Opportunities Advisors LLC is the investment advisor of each of DBSO LP and DBSO Ltd. (collectively, the "DBSO Funds"). Fortress Partners Advisors LLC is the investment advisor of FPF. Drawbridge Global Macro Advisors LLC is the investment advisor of Macro Master. Fortress Operating Entity I LP ("FOE I") wholly owns the investment advisors of each of FPF, Macro Master and the DBSO Funds. FIG Corp. is the general partner of both FOE I and FOE II. FIG Corp. is wholly owned by FIG. Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by FIG. Mr. Edens disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein and the inclusion of the shares herein shall not be deemed an admission of beneficial ownership of the reported shares for purposes of this Section 16 or otherwise. Similarly, each of the affiliates of FIG listed above disclaims beneficial ownership of all reported shares except to the extent of its pecuniary interest therein and the inclusion of the shares in this report shall not be deemed an admission of beneficial ownership of the reported shares for purposes of Section 16 or otherwise.

(4) The address of Fortress Investment Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(5) Shares reported herein for Abrams Capital Partners II, L.P. ("ACP II") represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC and Pamet Capital Management, L.P. ("Pamet LP") represent the above-referenced shares beneficially owned by ACP II and shares beneficially owned by other private investment funds of which Abrams Capital, LLC is the general partner and Pamet LP is the investment manager. Pamet Capital Management, LLC is the general manager of Pamet LP. Mr. David Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the foregoing persons has disclaimed beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(6) The address of Abrams Capital Partners II, L.P., Abrams Capital, LLC, Pamet Capital Management, LLC, David Abrams and Pamet Capital Management, L.P. is c/o Pamet Capital Management, L.P., 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

(7) Prudential Financial, Inc. may be deemed the beneficial owner of securities beneficially owned by the registered investment advisers and broker dealers of which it is the direct or indirect parent and may have direct or indirect voting and/or investment discretion over 3,282,000 shares which are held for its own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

(8) The address of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102-3777.

(9) The address of Jennison Associates LLC is 466 Lexington Avenue, New York, New York 10017.

(10) The aggregate number of shares that East Peak owns beneficially is 6,462,100 shares. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of such shares. Because of its position as the sole general partner of East Peak, JGE Capital may be deemed to be the beneficial owner of the 6,462,100 shares beneficially held by East Peak. In addition, JGE Capital manages certain individual accounts not associated with East Peak (the "Other Managed Accounts") holding an aggregate of 4,500 shares. Therefore, JGE Capital may be deemed to be the beneficial owner of an aggregate of 6,466,600 shares. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 6,462,100 shares held by East Peak. JGE and Mr. Edwards share the power to dispose or to direct the disposition of the 4,500 shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such shares. Because of his position as the control person of JGE Capital, Mr. Edwards may be deemed to be the beneficial owner of the 6,466,600 shares beneficially owned by JGE Capital. In addition, Mr. Edwards

manages certain accounts for himself, for members of his immediate family and other family members, and for the JGE Capital Management LLC 401(k) Trust (the "Edwards Managed Accounts") holding an aggregate of 124,190 shares. Therefore, Mr. Edwards may be deemed to be the beneficial owner of an aggregate of 6,590,790 shares. Mr. Edwards has the power to dispose or to direct the disposition of the 124,190 shares held in the Edwards Managed Accounts; he has the power to vote or to direct the vote of 100,000 shares held in the Edwards Managed Accounts but does not have the power to vote or to direct the vote of the remaining 24,190 shares.

(11) The address of each of East Peak Partners, L.P., JGE Capital Management, LLC and Jeffrey G. Edwards is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105.

RELATED PERSON TRANSACTIONS

As of March 24, 2008, Fortress Investment Group LLC and certain of its affiliates, including certain funds managed by it or its affiliates (collectively, "Fortress"), beneficially owned 41.9% of GateHouse Media's outstanding common stock.

In addition, GateHouse Media's Chairman, Wesley Edens, is the Chairman of the Management Committee of Fortress. GateHouse Media does not pay Mr. Edens a salary or any other form of compensation.

Indebtedness

2006 Credit Facility

On June 6, 2006, GateHouse Media Operating, Inc. ("Operating"), an indirectly wholly owned subsidiary of GateHouse Media, GateHouse Media Holdco, Inc. ("Holdco"), a wholly owned subsidiary of GateHouse Media, and certain of their subsidiaries entered into a first lien credit agreement, as amended on June 21, 2006 and October 11, 2006, with a syndicate of financial institutions with Wachovia Bank, National Association as administrative agent. The first lien credit facility provided for a $570.0 million term loan facility and a revolving credit facility with a $40.0 million aggregate loan commitment amount available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility.

In October 2006, GateHouse Media used a portion of the net proceeds from its initial public offering to pay down $12.0 million of the first lien credit facility, and to repay in full the outstanding balance of $21.3 million under the $40.0 million revolving credit facility.

An aggregate of $87 million of the first lien term loans and $37 million of the second lien term loans under the 2006 Credit Facility were purchased in the secondary market in arms'-length transactions by the following affiliates of Fortress: (i) DBSO Corporates Ltd., Fortress Credit Investments I Ltd. and Fortress Credit Investments II Ltd., which are subsidiaries of Drawbridge Special Opportunities Fund LP and Drawbridge Special Opportunities Fund Ltd., and (ii) Newcastle CDO VIII 1, Limited, which is a subsidiary of Newcastle Investment Corp. DBSO Corporates Ltd. received a portion of the net proceeds of the initial public offering as a result of the repayment in full of the second lien term loan facility and the partial repayment of the first lien term loan facility included in the 2006 Credit Facility.

The 2006 Credit Facility was amended and restated on February 27, 2007. This amended and restated credit facility is referred to as the 2007 Credit Facility.

2007 Credit Facility

Holdco, Operating and certain of their subsidiaries are parties to an Amended and Restated Credit Agreement, dated as of February 27, 2007, with a syndicate of financial institutions with Wachovia Bank, National Association as administrative agent.

The 2007 Credit Facility provides for a (i) $670.0 million term loan facility that matures on August 28, 2014, (ii) a delayed draw term loan facility of up to $250.0 million that matures on

August 28, 2014, and (iii) a revolving loan facility with a $40.0 million aggregate loan commitment amount available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, that matures on February 28, 2014. The borrowers used the proceeds of the 2007 Credit Facility to refinance existing indebtedness and for working capital and other general corporate purposes, including, without limitation, financing acquisitions permitted under the 2007 Credit Facility. The 2007 Credit Facility is secured by a first priority security interest in (i) all present and future capital stock or other membership, equity, ownership or profits interest of Operating and all of its direct and indirect domestic restricted subsidiaries, (ii) 65% of the voting stock (and 100% of the nonvoting stock) of all present and future first-tier foreign subsidiaries and (iii) substantially all of the tangible and intangible assets of Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries. In addition, the loans and other obligations of the borrowers under the 2007 Credit Facility are guaranteed, subject to specified limitations, by Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries.

As of December 31, 2007, (i) $670.0 million was outstanding under the term loan facility, (ii) $250.0 million was outstanding under the delayed draw term loan facility and (iii) $11.0 million was outstanding under the revolving credit facility (without giving effect to $5.2 million of outstanding but undrawn letters of credit on such date). Borrowings under the 2007 Credit Facility bear interest, at the borrower's option, equal to the LIBOR Rate for a LIBOR Rate Loan (as defined in the 2007 Credit Facility), or the Alternate Base Rate for an Alternate Base Rate Loan (as defined in the 2007 Credit Facility), plus an applicable margin. The applicable margin for LIBOR Rate term loans and Alternate Base Rate term loans, as amended by the First Amendment, is 2.00% and 1.00%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon Holdco's Total Leverage Ratio (as defined in the 2007 Credit Facility) (*i.e.*, the ratio of Holdco's Consolidated Indebtedness (as defined in the 2007 Credit Facility) on the last day of the preceding quarter to Consolidated EBITDA (as defined in the 2007 Credit Facility) for the four fiscal quarters ending on the date of determination). The applicable margin ranges from 1.50% to 2.00%, in the case of LIBOR Rate Loans and 0.50% to 1.00% in the case of Alternate Base Rate Loans. Under the revolving loan facility, GateHouse Media will also pay a quarterly commitment fee on the unused portion of the revolving loan facility ranging from 0.25% to 0.5% based on the same ratio of Consolidated Indebtedness to Consolidated EBITDA and a quarterly fee equal to the applicable margin for LIBOR Rate Loans on the aggregate amount of outstanding letters of credit. In addition, GateHouse Media will be required to pay a ticking fee at the rate of 0.50% of the aggregate unfunded amount available to be borrowed under the delayed draw term facility.

No principal payments are due on the term loan facilities or the revolving credit facility until the applicable maturity date. The borrowers are required to prepay borrowings under the term loan facilities in an amount equal to 50.0% of Holdco's Excess Cash Flow (as defined in the 2007 Credit Facility) earned during the previous fiscal year, except that no prepayments are required if the Total Leverage Ratio (as defined in the 2007 Credit Facility) is less than or equal to 6.0 to 1.0 at the end of such fiscal year. In addition, the borrowers are required to prepay borrowings under the term loan facilities with asset disposition proceeds in excess of specified amounts to the extent necessary to cause Holdco's Total Leverage Ratio to be less than or equal to 6.25 to 1.00, and with cash insurance proceeds and condemnation or expropriation awards, in excess of specified amounts, subject, in each case, to reinvestment rights. The borrowers are required to prepay borrowings under the term loan facilities with the net proceeds of equity issuances by GateHouse Media in an amount equal to the lesser of (i) the amount by which 50.0% of the net cash proceeds exceeds the amount (if any) required to repay any credit facilities of GateHouse Media or (ii) the amount of proceeds required to reduce Holdco's Total Leverage Ratio to 6.0 to 1.0. The borrowers are also required to prepay borrowings under the term loan facilities with 100% of the proceeds of debt issuances (with specified exceptions) except that no prepayment is required if Holdco's Total Leverage Ratio is less than 6.0 to 1.0. If the term loan facilities have been paid in full, mandatory prepayments are applied to the repayment of borrowings under the swingline facility and revolving credit facilities and the cash collateralization of letters of credit.

The 2007 Credit Facility contains a financial covenant that requires Holdco to maintain a Total Leverage Ratio of less than or equal to 6.5 to 1.0 at any time an extension of credit is outstanding under the revolving credit facility. The 2007 Credit Facility contains affirmative and negative covenants applicable to Holdco, Operating and their restricted subsidiaries customarily found in loan agreements for similar transactions, including restrictions on their ability to incur indebtedness (which GateHouse Media is generally permitted to incur so long as it satisfies an incurrence test that requires it to maintain a pro forma Total Leverage Ratio of less than 6.5 to 1.0), create liens on assets; engage in certain lines of business; engage in mergers or consolidations, dispose of assets, make investments or acquisitions; engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments (except that Holdco is permitted to (i) make restricted payments (including quarterly dividends) so long as, after giving effect to any such restricted payment, Holdco and its subsidiaries have a Fixed Charge Coverage Ratio (as defined in the 2007 Credit Facility) equal to or greater than 1.0 to 1.0 and would be able to incur an additional $1.00 of debt under the incurrence test referred to above and (ii) make restricted payments of proceeds of asset dispositions to GateHouse Media to the extent such proceeds are not required to prepay loans under the 2007 Credit Facility and/or cash collateralize letter of credit obligations and such proceeds are used to prepay borrowings under acquisition credit facilities of GateHouse Media). The 2007 Credit Facility also permits the borrowers, in certain limited circumstances, to designate subsidiaries as "unrestricted subsidiaries" which are not subject to the covenant restrictions in the 2007 Credit Facility. The 2007 Credit Facility contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the 2007 Credit Facility); events of bankruptcy and insolvency; material judgments; failure to meet certain requirements with respect to ERISA; and impairment of collateral.

Subject to the satisfaction of certain conditions and the willingness of lenders to extend additional credit, the 2007 Credit Facility provides that the borrowers may increase the amounts available under the revolving facility and/or the term loan facilities.

As of December 31, 2007, affiliates of Fortress own $126.0 million of the loans under the 2007 Credit Facility.

First Amendment to 2007 Credit Facility

On May 7, 2007, GateHouse Media entered into the First Amendment to amend the 2007 Credit Facility. The First Amendment provided an incremental term loan facility under the 2007 Credit Facility in the amount of $275.0 million. As amended by the First Amendment, the 2007 Credit Facility includes $1.195 billion of term loan facilities and $40.0 million of a revolving credit facility. The incremental term loan facility amortizes at the same rate and matures on the same date as the existing term loan facilities under the 2007 Credit Facility. Interest on the incremental term loan facility accrues at a rate per annum equal to, at the option of the borrower, (a) adjusted LIBOR plus a margin equal to (i) 2.00%, if the corporate family ratings and corporate credit ratings of Operating by Moody's Investors Service Inc. and Standard & Poor's Rating Services, are at least B1, and B+, respectively, in each case with stable outlook or (ii) 2.25%, otherwise, or (b) the greater of the prime rate set by Wachovia Bank, National Association, or the federal funds effective rate plus 0.50%, plus a margin 1.00% lower than that applicable to adjusted LIBOR-based loans. Any voluntary or mandatory repayment of the First Amendment term loans made with the proceeds of a new term loan entered into for the primary purpose of benefiting from a margin that is less than the margin applicable as a result of the First Amendment will be subject to a 1.00% prepayment premium. The First Amendment term loans are subject to a "most favored nation" interest provision that grants the First Amendment term loans an interest rate margin that is 0.25% less than the highest margin of any future term loan borrowings under the 2007 Credit Facility.

As previously noted, the First Amendment also modified the interest rates applicable to the term loans under the 2007 Credit Facility. Term loans thereunder accrue interest at a rate per annum equal to, at the option of the Borrower, (a) adjusted LIBOR plus a margin equal to 2.00% or (b) the greater of the prime rate set by Wachovia Bank, National Association, or the federal funds effective rate plus 0.50%, plus a margin equal to 1.00%. The terms of the previously outstanding borrowings were also modified to include a 1.00% prepayment premium corresponding to the prepayment premium applicable to the First Amendment term loans and a corresponding "most favored nation" interest provision.

For fiscal 2007, GateHouse Media paid $59.9 million in interest under the 2007 Credit Facility.

2008 Bridge Facility

On February 15, 2008, GateHouse Media Intermediate Holdco, Inc., a subsidiary of GateHouse Media Holdco II, Inc. ("Holdco II") and GateHouse Media (collectively, the "Borrower") entered into a Bridge Credit Agreement (the "Bridge Agreement") with Barclays Capital, as syndication agent, sole arranger and book runner ("Barclays"). An aggregate of $10.3 million of the Bridge Agreement loans were purchased from Barclays by Fortress Credit Opportunities I LP ("Fortress Credit Opportunities"), an affiliate of Fortress.

The Bridge Agreement provides for a $20.6 million term loan facility that matures on May 15, 2008, subject to extensions through August 15, 2009 (the "Bridge Loan"). The Borrower used the proceeds of the loan facility to (a) partly finance the acquisition (the "Acquisition") of certain assets of The Dover Post Co. and certain of its affiliates and (b) pay fees and expenses incurred in connection with the Acquisition and the Bridge Loan. The Bridge Agreement is secured by a first priority security interest in all present and future capital stock of Holdco owned by Holdco II and all proceeds thereof.

As of March 31, 2008, $20.6 million was outstanding under the Bridge Loan. Borrowings under the Bridge Agreement bear interest at a floating rate equal to the LIBOR Rate (as defined in the Bridge Agreement), plus an applicable margin. During the first three months of the facility, until May 15, 2008 (the "First Pricing Step-Up Date"), the applicable margin is 8.00%. After the First Pricing Step-Up Date and until the nine month anniversary of the First Pricing Step-Up Date (February 15, 2009, the "Second Pricing Step-Up Date"), the applicable margin is 10.00%. After the Second Pricing Step-Up Date and until the maturity date, the applicable margin is 12.00%.

No principal payments are due on the Bridge Loan until the maturity date. The Borrower is required to prepay borrowings under the Bridge Agreement with (a) 100% of the net cash proceeds from the issuance or incurrence of debt by Holdco II and its restricted subsidiaries, (b) 100% of the net cash proceeds from any issuances of equity by Holdco II or any of its restricted subsidiaries and (c) 100% of the net cash proceeds of asset sales and dispositions by Holdco II and its subsidiaries, except, in the case of each of clause (a), (b) and (c), to the extent such required prepayment would contravene any provision of, or cause a violation of or default under, the 2007 Credit Facility, in which case such mandatory prepayment shall not be required. The Borrower may voluntarily prepay the Bridge Loan at any time and intends to repay the Bridge Loan in full during the second quarter of 2008.

The Bridge Agreement contains affirmative and negative covenants applicable to Holdco II and, in limited circumstances, GateHouse Media and Holdco II's restricted subsidiaries, customarily found in loan agreements for similar transactions, including restrictions on their ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments (except that GateHouse Media is permitted to make restricted payments during the first 12 months of the Bridge Agreement (including quarterly dividends) so long as, after giving effect to any such restricted payment, the Borrower would not be in default under the Bridge Agreement). The Bridge Agreement contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the Bridge Agreement); events of bankruptcy or insolvency; material judgments; failure to meet certain requirements with respect to ERISA; and impairment of collateral. Certain of the foregoing covenants are only applicable to the extent they do not contravene any provision of or cause a violation of or default under the 2007 Credit Facility.

In connection with the Bridge Agreement, Holdco II entered into a Pledge Agreement in favor of Barclays, pursuant to which Holdco II pledges certain assets for the benefit of the secured parties as collateral security for the payment and performance of its obligations under the Bridge Agreement. The pledged assets include, among other things (i) all present and future capital stock or other membership, equity, ownership or profits interest of GateHouse Media in all of its direct domestic restricted subsidiaries and (ii) 65% of the voting stock (and 100% of the nonvoting stock) of all of the present and future first-tier foreign subsidiaries.

As of March 31, 2008, Fortress Credit Opportunities owns $10.3 million of the loans comprising the Bridge Loan.

Investor Rights Agreement

On October 24, 2006, GateHouse Media entered into an Investor Rights Agreement with FIF III Liberty Holdings LLC, an affiliate of Fortress ("FIF III"). The Investor Rights Agreement provides FIF III with certain rights with respect to the nomination of directors to GateHouse Media's Board as well as registration rights for securities it owns.

The Investor Rights Agreement requires GateHouse Media to take all necessary or desirable action within its control to elect to its Board so long as FIF III and its permitted transferees beneficially own (i) more than 50% of the voting power, four directors nominated by FIG Advisors LLC, an affiliate of Fortress ("FIG Advisors"), or such other party designated by Fortress; (ii) between 25% and 50% of the voting power, three directors nominated by FIG Advisors; (iii) between 10% and 25% of the voting power, two directors nominated by FIG Advisors; and (iv) between 5% and 10% of the voting power, one director nominated by FIG Advisors. In the event that any designee of FIG Advisors shall for any reason cease to serve as a member of the Board during his term of office, FIG Advisors will be entitled to nominate an individual to fill the resulting vacancy on the Board.

Pursuant to the Investor Rights Agreement, GateHouse Media grants Fortress, for so long as it beneficially owns at least 5% of its issued and outstanding common stock, "demand" registration rights. Fortress is entitled to an aggregate of four demand registrations. GateHouse Media is not required to maintain the effectiveness of the registration statement for more than 60 days. Gatehouse Media is also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included. GateHouse Media is not obligated to grant a request for a demand registration within four months of any other demand registration and may refuse a request for demand registration if, in its reasonable judgment, it is not feasible to proceed with the registration because of the unavailability of audited financial statements.

For as long as Fortress beneficially owns an amount of at least equal to 1% of GateHouse Media's issued and outstanding common stock; Fortress also has "piggyback" registration rights that allow Fortress to include the shares of common stock that Fortress owns in any public offering of equity securities initiated by GateHouse Media (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of GateHouse Media's other stockholders that may have registration rights in the future. The "piggyback" registration rights of Fortress are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

GateHouse Media grants Fortress, for as long as Fortress beneficially owns at least 5% or more of GateHouse Media's common stock, the right to request shelf registrations on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on GateHouse Media's efforts to keep the shelf registration statement continuously effective and GateHouse Media's right to suspend the use of a shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if it determines that certain disclosures required by the shelf registration statement would be detrimental to it or its stockholders.

GateHouse Media agrees to indemnify Fortress against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Fortress sells shares of GateHouse Media's common stock, unless such liability arose from Fortress' misstatement or omission, and Fortress has agreed to indemnify GateHouse Media against all losses caused by its misstatements or omissions. GateHouse Media will pay all expenses incident to registration and Fortress will pay its respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under such a registration statement.

Other Investment Activities of the Principal Shareholder

The Fortress shareholders and their affiliates engage in a broad spectrum of activities, including investment advisory activities, and have extensive investment activities that are independent from and may from time to time conflict with ours. Fortress and certain of its affiliates are, or sponsor, advise or act as investment manager to, investment funds, portfolio companies of private equity investment funds and other persons or entities that have investment objectives that may overlap with GateHouse Media and that may, therefore, compete with us for investment opportunities.

EXECUTIVE OFFICERS

Michael E. Reed (41) became our Chief Executive Officer in February 2006 and became a director in October 2006. He was formerly the President and Chief Executive Officer of Community Newspaper Holdings, Inc. ("CNHI") and had served in that capacity since 1999. Mr. Reed served as CNHI's Chief Financial Officer from 1997 to 1999. Prior to that, he worked for Park Communications, Inc., a multimedia company, located in Ithaca, New York. Mr. Reed currently serves on the board of directors for the Associated Press and he is also the Chairman of the Audit Committee for the Associated Press. He also serves on the board of directors for the Newspaper Association of America. Mr. Reed is currently a member of the Board of Visitors of the University of Alabama's College of Communication and Information Sciences and is a member of the Grady College Journalism School's Board of Advisors.

Mark R. Thompson (46) became our Chief Financial Officer in May 2006. He was formerly Chief Financial Officer of eToys Direct, Inc., an internet retailer and distributor of toys and gifts, from 2005 to 2006. From 1999 to 2005, Mr. Thompson served as Vice President and Senior Vice President – Finance and IT with Crown Media Holdings, Inc., a public cable programming company with more than 100 million customers. Prior to that, Mr. Thompson was the Controller of Hallmark Cards North America from 1995 to 1999. From 1992 to 1995, Mr. Thompson served as the Corporate Controller of Crown Cable, a cable multiple system operator. From 1990 to 1992, Mr. Thompson served in various positions at Hallmark Cards, Inc. in corporate financial reporting and internal audit. From 1986 to 1990, Mr. Thompson was a CPA with the accounting firm KPMG. Mr. Thompson holds master's and bachelor's degrees in accounting. Mr. Thompson serves on the board of the Inland Press Foundation.

Scott T. Champion (48) is our President and Chief Operating Officer. He served as Regional Executive Vice President from 1999 until he was named our Co-President and Co-Chief Operating Officer in June 2005. He was also a director from January 2000 until June 2005. In 1998, he served as our Senior Vice President. Prior to 1998, he served as Senior Vice President, regional manager and district manager of American Publishing Company ("APC") and had been employed at APC since 1988. Prior to his employment at APC, Mr. Champion served as the publisher of a group of privately owned publications. Mr. Champion has more than 25 years of experience in the newspaper industry.

Gene A. Hall (56) is an Executive Vice President and has primary responsibility for our Northern Midwest Region. He was appointed our Senior Vice President in January 1998. Prior to his employment with us, he served as a Senior Vice President of APC from 1992 to 1998. Prior to 1992, he served as a regional manager and had been employed at APC since 1988. Prior to his employment at APC, Mr. Hall was the owner and publisher of the *Charles City Press Six County Shopper* and *The Extra* in Charles City, Iowa, which GateHouse Media currently owns. Mr. Hall has more than 36 years of experience in the newspaper industry.

Kelly M. Luvison (48) is an Executive Vice President and has primary responsibility for our Atlantic Region. Mr. Luvison served as a regional manager since January 1998, was appointed a Vice President in January 2000 and Executive Vice President in April 2002. Prior to January 1998, Mr. Luvison was a regional manager for APC. Since 1996, Mr. Luvison has been publisher of *The Evening Tribune* in Hornell, New York, a newspaper GateHouse Media currently owns, in addition to his duties as a regional manager and Executive Vice President.

Polly G. Sack (48) became our Vice President, Secretary and General Counsel in May 2006. She was formerly Senior Vice President and Director of Mergers and Acquisitions of IMG Worldwide, Inc. ("IMG"), a global sports, media and entertainment company, and had served in that capacity since 2001. Ms. Sack also served as IMG's associate counsel and a vice president from 1992 to 2001. Prior to that, she worked in private practice for a major international law firm. Ms. Sack holds bachelor's degrees in civil engineering and mathematics and a master's degree in civil engineering, in addition to a law degree.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for those executive officers identified in the Summary Compensation Table (the "Named Executive Officers"). GateHouse Media's Compensation Committee was formed in October 2006 and is empowered to review and approve, or in some cases recommend for the approval of the full Board, the annual compensation and compensation procedures for the executive officers of GateHouse Media, including the Named Executive Officers.

Objectives of Our Compensation Program

The primary objective of GateHouse Media's executive compensation program is to attract and retain executives with the requisite skills and experience to help us achieve our business mission and develop, expand and execute business opportunities.

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals. The Compensation Committee seeks to align the executives' interests with those of our stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. The Compensation Committee evaluates both performance and compensation to ensure that GateHouse Media maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of peer companies. To that end, the Compensation Committee believes executive compensation packages provided by GateHouse Media to its executives, including the Named Executive Officers, should include both cash and stock-based compensation that reward performance as measured against established goals. Based on the foregoing objectives, the Compensation Committee has structured GateHouse Media's annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by GateHouse Media and reward the executives for achieving such goals.

GateHouse Media seeks to achieve these objectives through three key compensation elements:

- a base salary;
- a performance-based annual bonus (i.e., short-term incentives), which may be paid in cash, shares of stock or a combination of both; and
- periodic grants of long-term, equity-based compensation (i.e., longer-term incentives), such as restricted stock units and/or restricted stock, which may be subject to performance based and/or time-based vesting requirements.

Executive Compensation Practices

GateHouse Media's practices with respect to each of the three key compensation elements identified above, as well as other elements of compensation, are set forth below.

Base Salary

Executive officer base salaries are based on job responsibilities, the individual's value to GateHouse Media and individual performance with respect to market competitiveness. The salaries of the Named Executive Officers named in the Summary Compensation Table are determined by employment agreements for those officers. The agreements are described under "Employment Agreements" below.

Annual Bonus Incentives for Named Executive Officers

Each of the Named Executive Officers has either an annual target or non-target bonus that is performance-linked and based upon the achievement of certain performance goals as agreed to by the Named Executive Officer and the Board. The bonus is payable in GateHouse Media's common stock or cash or a combination thereof. Any bonus that is payable in common stock (a "Restricted Stock Bonus") vests over a specified period.

The annual bonus process for the Named Executive Officers involves four basic steps:

- At the start of the fiscal year:
  - (1) GateHouse Media-wide annual performance goals are established;
  - (2) Individual performance measures are established; and
  - (3) The Compensation Committee establishes a target bonus for certain Named Executive Officers.
- After the end of the fiscal year:
  - (4) The Compensation Committee measures actual performance (individual and GateHouse Media-wide) against the predetermined performance goals and measures to determine the appropriate adjustment to the target bonus (if applicable), as well as other performance considerations related to unforeseen events during the year.

These four steps are described in more detail below:

(1) *Setting GateHouse Media-wide performance goals.* Early in each fiscal year, the Compensation Committee working with senior management and the Board sets overall performance goals for GateHouse Media.

In determining the extent to which the pre-set performance goals are met for a given period, the Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

(2) *Setting individual performance measures.* As it sets GateHouse Media-wide performance goals, the Committee also sets individual performance measures for each Named Executive Officer. These measures allow the Committee to play a more proactive role in identifying performance objectives beyond purely financial measures, including, for example, exceptional performance of each individual's functional responsibilities as well as leadership, creativity and innovation, collaboration, development and implementation of growth initiatives and other activities that are critical to driving long-term value for stockholders.

(3) *Setting a target bonus.* The Committee establishes a target bonus amount for that particular Named Executive Officer. The target bonus takes into account all factors that the Committee deems relevant, including the Committee's assessment of the aggressiveness of the level of growth reflected in GateHouse Media's annual operating plan.

(4) *Measuring performance.* After the end of the fiscal year, the Committee reviews GateHouse Media's actual performance against each of the performance goals established at the outset of the year. The Committee makes an assessment of performance against the individual goals set at the outset of the year as well as the Named Executive Officer's performance in relation to any extraordinary events or transactions. This assessment allows bonus decisions to take into account each

Named Executive Officer's personal performance and contribution during the year. The amount of the bonus may be adjusted up or down depending on the level of performance against the individual goals. The Named Executive Officer's employment agreement permits the Board to determine whether annual bonuses will be paid in a Restricted Stock Bonus or cash or a combination thereof.

Long-term Incentive Compensation

Purpose. The long-term incentive program provides a periodic award (typically annual) that is performance-based. The objective of the program is to directly align compensation for Named Executive Officers over a multi-year period with the interests of stockholders of GateHouse Media by motivating and rewarding creation and preservation of long-term stockholder value. The level of long-term incentive compensation is determined based on an evaluation of competitive factors in conjunction with total compensation provided to Named Executive Officers and the goals of the compensation program described above.

Restricted Share Grants

Each of the Named Executive Officers has entered into a management stockholder agreement (the "Management Stockholder Agreements") pursuant to which they were awarded restricted share grants. Under the Management Stockholder Agreements, the restricted share grants are subject to a five-year vesting schedule, with one-third of the shares vesting on each of the third, fourth and fifth anniversaries from the grant date. In addition Messrs. Reed, Champion and Cope also purchased additional restricted shares of GateHouse Media common stock which are also subject to the Management Stockholder Agreements.

Additional restricted share grants were awarded to Mr. Thompson and Ms. Sack, two of the Named Executive Officers, following the adoption of the Incentive Plan in October 2006. The majority of the restricted share grants granted under the Incentive Plan vest in one-third increments on each of the first, second and third anniversaries of the grant date.

During the applicable vesting period, the Named Executive Officers have all the rights of a stockholder, including, without limitation, the right to vote and the right to receive all dividends or other distributions (at the same rate and on the same terms as all other stockholders). During 2007, the Named Executive Officers received the following dividends on unvested restricted share grants: Mr. Reed received $429,380, Mr. Champion received $231,980, Mr. Cope received $147,380, Mr. Thompson received $47,114 and Ms. Sack received $47,114.

Deferred Compensation Programs

GateHouse Media maintains the Liberty Group Publishing, Inc. Executive Benefit Plan ("Executive Benefit Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees. Under the Executive Benefit Plan, GateHouse Media credits an amount, determined at GateHouse Media's sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of five years. A participating key employee forfeits all amounts under the Executive Benefit Plan in the event that his or her employment is terminated for "cause" as defined in the Executive Benefit Plan. Amounts credited to a participating key employee's bookkeeping account are distributable upon termination of the key employee's employment, and will be made in a lump sum or installments as elected by the key employee. The Executive Benefit Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Executive Benefit Plan became 100% vested.

GateHouse Media also maintains the Liberty Group Publishing, Inc. Executive Deferral Plan ("Executive Deferral Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees. Under the Executive Deferral Plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the Executive Deferral Plan allows a participant to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participant. Amounts deferred are credited to a bookkeeping account established for this purpose. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the Executive Deferral Plan are fully vested and non-forfeitable. The amounts in the bookkeeping account are payable to the participant at the time and in the manner elected by the participant.

Benefits and perquisites

The Compensation Committee supports providing benefits and perquisites to our Named Executive Officers that are substantially the same as those offered to other officers of GateHouse Media at the executive's level, including vacation, sick time, participation in GateHouse Media's medical, dental and insurance programs, all in accordance with the terms of such plans and program in effect from time to time.

Policy with respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation's chief executive officer and four other most highly compensated executive officers as of the end of the fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

The Compensation Committee designs certain components of Named Executive Officer compensation to permit full deductibility. The Compensation Committee believes, however, that our stockholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses.

COMPENSATION COMMITTEE REPORT

The Compensation Committee evaluates and establishes compensation for GateHouse Media's executive officers and oversees other management incentive, benefit and perquisite programs. Management has the primary responsibility for GateHouse Media's financial statements and reporting process, including the disclosure of executive compensation. With this in mind, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis found on pages 25-28 of this proxy statement. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly represents the philosophy, intent and actions of the Compensation Committee with regard to executive compensation, and on that basis, recommend to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
Howard Rubin, Chairman
Martin Bandier
Kevin M. Sheehan

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer, the Chief Financial Officers and the three other most highly-compensated executive officers of the Company who served in such capacities for the fiscal year ended December 31, 2007. These five officers are referred to as the Named Executive Officers in this proxy statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)[2]	Restricted Stock Units ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[4]	Total Compensation ($)
Michael E. Reed	2007	500,000	350,000	75,633	—	—	925,633
Chief Executive Officer	2006	442,308	200,000	4,299,000	—	1,516,560	6,457,868
Scott T. Champion							
Co-President and	2007	200,000	100,000	75,633	—	—	375,633
Co-Chief Operating Office	2006	200,000	200,000	143,300	—	—	543,300
Randall W. Cope							
Co-President and	2007	200,000	—	75,633	—	—	275,633
Co-Chief Operating Officer[1]	2006	200,000	200,000	143,300	—	—	543,300
Mark R. Thompson	2007	250,000	200,000	75,633	—	78,964	604,597
Chief Financial Officer	2006	152,384	200,000	413,979	—	—	766,363
Polly G. Sack							
Vice President, Secretary and	2007	225,000	200,000	75,633	—	81,006	581,639
General Counsel	2006	133,345	200,000	413,979	—	37,225	784,549

1. Mr. Cope voluntarily resigned as Co-President and Co-Chief Operating Officer effective January 2, 2008.

2. See the "Compensation Discussion and Analysis" section for a discussion of how the bonus amounts were determined. Of the amounts shown, a portion was paid in cash and a portion was paid in GateHouse Media stock in the form of a Restricted Stock Bonus with a 1/3/08 grant date. Such Restricted Stock Bonus is not included in this table under the heading "Restricted Stock Units." Additionally, at the Named Executive Officer's election, all or a portion of his or her cash portion of the bonus could also be taken in the form of a Restricted Stock Bonus with a 1/3/08 grant date and a 4/15/08 vest date ("Chosen Restricted Stock Grants"). Such Chosen Restricted Stock Grants are not included in this table under the heading "Restricted Stock Units."

3. The dollar value of restricted stock set forth in this column is equal to the compensation cost recognized during 2007 for financial statement purposes in accordance with FAS 123R. This valuation method values restricted stock granted during 2007 and previous years. A discussion of the assumptions used in calculating the compensation cost is set forth in Note (2)(a) of the Notes to Consolidated Financial Statements of our 2007 Annual Report to Stockholders. Information regarding the shares of restricted stock granted to certain of our Named Executive Officers during 2007 is set forth in the Grants of Plan-Based Awards Table. The Grants of Plan-Based Awards Table also sets forth the weighted-average grant date fair value of the restricted stock granted during 2007 computed in accordance with FAS 123R.

4. In 2007, all Other Compensation for Mr. Thompson included: (i) relocation benefits of $60,433 and (ii) $18,531 tax gross-up. In 2007, all Other Compensation for Ms. Sack included: (i) relocation benefits of $51,961, (ii) $26,616 tax gross-up and (iii) GateHouse Media-paid life insurance premiums of $2,429.

Grants of Plan-Based Awards

We have provided the following Grants of Plan-Based Awards table to provide additional information about annual cash incentive compensation, stock options and restricted share awards granted to our Named Executive Officers during the year ended December 31, 2007.

Name	Grant Date	Estimated Possible Payout Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Options Awards: Number of Securities Underlying Options (#)	Exercises or Base Price of Options Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold	Target	Maximum	Threshold #	Target (#)	Maximum #				
Michael E. Reed	1/2/07							5,453			75,633
Scott T. Champion	1/2/07							5,453			75,633
Randall W. Cope	1/2/07							5,453			75,633
Mark R. Thompson	1/2/07							5,453			75,633
Polly G. Sack	1/2/07							5,453			75,633

1. The amounts set forth in this column reflect the number of restricted share grants granted under the Incentive Plan (which have a three-year vesting schedule, with one-third of the shares vesting on each of the first, second and third anniversaries from the grant date).

2. The dollar values of restricted shares disclosed in this column are equal to the weighted-average grant date fair value computed in accordance with FAS 123R. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 2(a) of the Notes to Consolidated Financial Statements of our 2007 Annual Report to Stockholders.

Outstanding Equity Awards at Fiscal Year-End

In addition, we have provided the following Outstanding Equity Awards at Fiscal Year-End table to summarize the equity awards made to our Named Executive Officers which are outstanding as of December 31, 2007.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Michael E. Reed	—	—	—	—	100,000[2]	878,000	—	—
					100,000[3]	878,000		
					100,000[4]	878,000		
					1,818[5]	15,959		
					1,818[6]	15,959		
					1,817[7]	15,959		
Scott T. Champion	—	—	—	—	50,000[8]	439,000	—	—
					50,000[9]	439,000		
					50,000[10]	439,000		
					3,333[11]	29,267		
					3,333[12]	29,267		
					3,334[13]	29,267		
					1,818[5]	15,959		
					1,818[6]	15,959		
					1,817[7]	15,959		
Randall W. Cope	—	—	—	—	30,000[8]	263,400	—	—
					30,000[9]	263,400		
					30,000[10]	263,400		
					3,333[11]	29,267		
					3,333[12]	29,267		
					3,334[13]	29,267		
					1,818[5]	15,959		
					1,818[6]	15,959		
					1,817[7]	15,959		
Mark R. Thompson	—	—	—	—	5,000[14]	43,900	—	—
					5,000[15]	43,900		
					5,000[16]	43,900		
					4,630[17]	40,651		
					4,630[18]	40,651		
					1,818[5]	15,959		
					1,818[6]	15,959		
					1,817[7]	15,959		
Polly G. Sack	—	—	—	—	5,000[19]	43,900	—	—
					5,000[20]	43,900		
					5,000[21]	43,900		
					4,630[17]	40,651		
					4,630[18]	40,651		
					1,818[5]	15,959		
					1,818[6]	15,959		
					1,817[7]	15,959		

1. The amounts set forth in this column equal the number of shares of restricted stock indicated multiplied by the closing price of our common stock ($8.78) on December 31, 2007, the last trading day of 2007. There can be no assurance that the amounts shown in the table will ever be realized by the Named Executive Officer.

2. Shares of restricted stock vest on January 30, 2009.

3. Shares of restricted stock vest on January 30, 2010.

4. Shares of restricted stock vest on January 30, 2011.

5. Shares of restricted stock vest on January 2, 2008.

6. Shares of restricted stock vest on January 2, 2009.

7. Shares of restricted stock vest on January 2, 2010.

8. Shares of restricted stock vest on June 6, 2008.

9. Shares of restricted stock vest on June 6, 2009.

10. Shares of restricted stock vest on June 6, 2010.

11. Shares of restricted stock vest on March 1, 2009.

12. Shares of restricted stock vest on March 1, 2010.

13. Shares of restricted stock vest on March 1, 2011.

14. Shares of restricted stock vest on May 10, 2009.

15. Shares of restricted stock vest on May 10, 2010.

16. Shares of restricted stock vest on May 10, 2011.

17. Shares of restricted stock vest on October 26, 2008.

18. Shares of restricted stock vest on October 26, 2009.

19. Shares of restricted stock vest on May 17, 2009.

20. Shares of restricted stock vest on May 17, 2010.

21. Shares of restricted stock vest on May 17, 2011.

Option Exercises and Stock Vested

We have provided the following Option Exercises and Stock Vested table to provide additional information about the value realized by our Named Executive Officers on option award exercises and stock award vesting during the year ended December 31, 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark R. Thompson	—	—	4,630	56,903
Polly G. Sack	—	—	4,630	56,903

Pension Benefits

GateHouse Media does not offer retirement benefits to any of its employees.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During 2007
Michael E. Reed	—	—	—	—
Scott T. Champion	—	—	—	—
Randall W. Cope	—	—	—	—
Mark R. Thompson	—	—	—	—
Polly G. Sack	—	—	—	—

Nonqualified Deferred Compensation

The following table sets forth information with respect to contributions to and withdrawals from the Liberty Group Publishing, Inc. Executive Deferral Plan and/or the Liberty Group Publishing, Inc. Executive Benefit Plan to our Named Executive Officer's during fiscal year ended December 31, 2007.

Name	Executive Contributions in 2007 ($)[1]	Registrant Contributions in 2007 ($)	Aggregate Earnings in 2007 ($)[1]	Aggregate Withdrawals /Distributions ($)	Aggregate Balance at 12/31/07 ($)
Michael E. Reed	-0-	-0-	-0-	-0-	-0-
Scott T. Champion	42,797	-0-	27,681	-0-	375,990
Randall W. Cope	-0-	-0-	2,192	-0-	48,788
Mark R. Thompson	-0-	-0-	-0-	-0-	-0-
Polly G. Sack	-0-	-0-	-0-	-0-	-0-

1. No amounts reported in these columns are reported as compensation in the 2007 Summary Compensation Table.

Employment Agreements

Michael E. Reed

Mr. Reed is employed as Chief Executive Officer of GateHouse Media pursuant to an employment agreement effective as of January 30, 2006. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as chief executive officer of a company the size and nature of GateHouse Media.

Pursuant to his employment agreement, which has an initial three-year term with an automatic one-year renewal unless GateHouse Media or Mr. Reed gives notice of non-renewal within ninety days prior to the end of the term, Mr. Reed receives an annual base salary of $500,000. Mr. Reed also is eligible for an annual, performance-based bonus. The agreement provides that Mr. Reed is eligible to receive an annual target bonus of $200,000 upon the achievement of certain performance goals agreed to by Mr. Reed and GateHouse Media's Board. The bonus is payable in either GateHouse Media's common stock or cash in the discretion of the Board, provided that no more than 50% of the bonus shall be payable in GateHouse Media's common stock without Mr. Reed's approval. Any Restricted Stock Bonus will vest ratably on the third, fourth and fifth anniversaries of the grant date. For fiscal year 2006 only, Mr. Reed received a "sign-on" cash bonus of $1,500,000. Mr. Reed's employment agreement also provided for the reimbursement of his reasonable relocation expenses.

Pursuant to his employment agreement, Mr. Reed also received a one-time grant of 300,000 shares of restricted common stock (the "Initial Stock Grant") which vests ratably on January 30, 2009, January 30, 2010 and January 30, 2011 (the third, fourth and fifth anniversaries of his employment agreement's effective date).

Scott T. Champion

Mr. Champion is employed as President and Chief Operating Officer of GateHouse Media pursuant to an employment agreement effective as of June 6, 2005. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as president and chief operating officer of a company of the size and nature of GateHouse Media.

Pursuant to his employment agreement, which has an initial three-year term with an automatic one-year renewal unless GateHouse Media or Mr. Champion gives notice of non-renewal within ninety days prior to the end of the term, Mr. Champion receives an annual base salary of $200,000. Mr. Champion also is eligible for an annual, performance-based target bonus of $200,000 based upon the achievement of certain performance goals agreed to by Mr. Champion and GateHouse Media's Board. The bonus may be a Restricted Stock Bonus. Mr. Champion has the right to receive the lesser of: (x) 50% of the annual target bonus paid in GateHouse Media's common stock or (y) $100,000 of such bonus payable in cash.

Pursuant to his employment agreement, Mr. Champion received an Initial Stock Grant of 150,000 shares which vests ratably on June 6, 2008, June 6, 2009 and June 6, 2010 (the third, fourth and fifth anniversaries of his employment agreement's effective date).

Randall W. Cope

Mr. Cope was employed as Co-President and Co-Chief Operating Officer of GateHouse Media pursuant to an employment agreement effective as of June 6, 2005. On December 19, 2007, Mr. Cope voluntarily resigned from GateHouse Media effective January 2, 2008. Under his employment agreement, he had the duties and responsibilities customarily exercised by the person serving as president and chief operating officer of a company the size and nature of GateHouse Media.

Pursuant to his employment agreement, which had an initial three-year term with an automatic one-year renewal unless GateHouse Media or Mr. Cope gave notice of non-renewal within ninety days prior to the end of the term, Mr. Cope received an annual base salary of $200,000. Mr. Cope also was eligible for an annual, performance-based target bonus of $200,000 based upon the achievement of certain performance goals agreed to by Mr. Cope and GateHouse Media's Board. The bonus may be a Restricted Stock Bonus. Mr. Cope had the right to receive the lesser of: (x) 50% of the annual target bonus paid in the GateHouse Media's common stock or (y) $100,000 of such bonus payable in cash.

Pursuant to his employment agreement, Mr. Cope received an Initial Stock Grant of 90,000 shares which vests ratably on June 6, 2008, June 6, 2009 and June 6, 2010 (the third, fourth and fifth anniversaries of his employment agreement's effective date).

In connection with his resignation, and in lieu of any payments or benefits to which he would have been entitled under his employment agreement and Management Stockholder Agreement, GateHouse Media, pursuant to a Letter Agreement dated December 20, 2007, provided Mr. Cope with two (2) months of his current base salary, following the effective date of his resignation, and the continuation of his health insurance coverage for a period of up to twelve (12) months following the effective date of his resignation. The Letter Agreement also provided for the immediate vesting of Mr. Cope's outstanding restricted share grants to the effective date of his resignation and the payment of any accrued and unused vacation pay.

Mark R. Thompson

Mr. Thompson is employed as the Chief Financial Officer of GateHouse Media pursuant to an employment agreement effective as of May 10, 2006. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as chief financial officer of a company of the size and nature of GateHouse Media.

Pursuant to his employment agreement, which has no guaranteed term of employment or renewal provision, Mr. Thompson receives an annual base salary of $250,000. Mr. Thompson also is eligible for an annual, performance-based bonus, without a target level, based upon the achievement of certain performance goals agreed to by Mr. Thompson and GateHouse Media's Board. Such bonus may be a Restricted Stock Bonus as determined by the Board and without restriction as to the relative proportions of common stock or cash comprising such bonus. For fiscal year 2007, Mr. Thompson received a bonus of $200,000. Mr. Thompson's employment agreement also provided for the reimbursement of his reasonable relocation expenses.

Pursuant to his employment agreement, Mr. Thompson received an Initial Stock Grant of 15,000 shares which vests ratably on May 10, 2009, May 10, 2010 and May 10, 2011 (the third, fourth and fifth anniversaries of his employment agreement's effective date).

Polly G. Sack

Ms. Sack is employed as the Vice President, Secretary and General Counsel of GateHouse Media pursuant to an employment agreement effective as of May 17, 2006. Under this agreement, she has the duties and responsibilities customarily exercised by the person serving as chief legal officer of a company of the size and nature of GateHouse Media.

Pursuant to her employment agreement, which has no guaranteed term of employment or renewal provision, Ms. Sack receives an annual base salary of $225,000. Ms. Sack also is eligible for an annual, performance-based bonus, without a target level, based upon the achievement of certain performance goals agreed to by Ms. Sack and GateHouse Media's Board. Such bonus may be a Restricted Stock Bonus as determined by the Board and without restriction as to the relative proportions of common stock or cash comprising such bonus. For fiscal year 2007, Ms. Sack received a bonus of $200,000. Ms. Sack's employment agreement also provided for the reimbursement of her reasonable relocation expenses.

Pursuant to her employment agreement, Ms. Sack received an Initial Stock Grant of 15,000 shares which vests ratably on May 17, 2009, May 17, 2010 and May 17, 2011 (the third, fourth and fifth anniversaries of her employment agreement's effective date).

All of the Named Executive Officers have restrictive covenants for the benefit of GateHouse Media relating to non-competition during the term of employment and for the one year period following termination of their employment for any reason. Also in their employment agreements are restrictive covenants relating to non-solicitation of GateHouse Media employees, directors, agents, clients, customers, vendors, suppliers or consultants during the term of employment and for the one year period following termination of their employment for any reason.

Potential Payments Upon Termination or Change of Control

The table on page 38 of this proxy statement estimates the amount of compensation payable to each of the Named Executive Officers of GateHouse Media in the event of termination of such executives' employment upon voluntary termination, termination for cause, death, disability, retirement, involuntary not for cause termination, and termination following a change of control. The amounts shown assume that such termination was effective as of December 31, 2007. The actual amounts to be paid out can only be determined at the time of such executive's separation from GateHouse Media. A Named Executive Officer is entitled to receive amounts earned during his or her term of employment regardless of the manner in which the Named Executive Officer's employment is terminated. These amounts include accrued but unpaid base salary and accrued and unused vacation pay through the date of such termination (the "Accrued Benefits"). These amounts are not shown in the table. The termination provisions in each of the Named Executive Officer's employment agreements are substantially identical and are summarized below.

The Management Stockholder Agreements contain a call option exercisable at GateHouse Media's discretion pursuant to which GateHouse Media may purchase the Named Executive Officer's nonforfeited common stock, which are subject to the Management Stockholder Agreements, upon termination of the Named Executive Officer's employment for any reason (the "Call Option"). GateHouse Media shall pay the Named Executive Officer: (i) in the case of a termination for cause, the lower of the purchase price of $1,000 per share or the fair market value (as determined by the Board) or (ii) in the case of a termination for any reason other than cause, the fair market value (as determined by the Board).

Additionally, under the Incentive Plan, if the Named Executive Officer's employment is terminated for any reason, any remaining unvested restricted shares shall immediately be repurchased by GateHouse Media at a price equal to the par value ($.01) per share (the "Repurchase Obligation").

Payments Made Upon Voluntary Termination and Termination for Cause

Under the employment agreements, if a Named Executive Officer's employment is voluntarily terminated or terminated by GateHouse Media for cause, that Named Executive Officer is not entitled to any further compensation or benefits other than Accrued Benefits. Messrs. Champion and Cope would forfeit all restricted shares subject to the Initial Stock Grant and any additional Restricted Stock Bonuses. Messrs. Reed and Thompson and Ms. Sack would forfeit all unvested shares subject to the Initial Stock Grant and any Restricted Stock Bonuses and, in the case of termination due to an act of dishonesty committed in connection with GateHouse Media business, Messrs. Reed and Thompson and Ms. Sack would forfeit all shares subject to the Initial Stock Grant and any Restricted Stock Bonuses.

Under the Management Stockholder Agreements, GateHouse Media may exercise its Call Option.

Under the Incentive Plan, GateHouse Media shall purchase any remaining unvested restricted shares pursuant to its Repurchase Obligation.

Payments Made Upon Death, Disability or Retirement

Under the employment agreements, if the Named Executive Officer's employment is terminated by reason of death, the Named Executive Officer shall not be entitled to receive any further compensation or benefits other than the Accrued Benefits and life insurance benefits. Each Named Executive Officer receives basic life insurance equal to one times the executive's salary and an additional voluntary death benefit only if it is paid for by the Named Executive Officer. If the Named Executive Officer's employment is terminated by reason of disability or retirement, the Named Executive Officer shall not be entitled to receive any further compensation or benefits other than the Accrued Benefits. If the Named Executive Officer fails to perform his or her duties as a result of disability or incapacity, the Named Executive Officer shall continue to receive his or her base salary and all other benefits and all other compensation unless and until his or her employment is terminated.

Under the Management Stockholder Agreements, if the Named Executive Officer's employment is terminated by reason of death or disability, the Named Executive Officer shall be entitled to the restricted shares that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) of the restricted shares. In addition, GateHouse Media may exercise its Call Option.

Under the Incentive Plan, if the Named Executive Officer's employment is terminated by reason of death or disability, the Named Executive Officer shall be entitled to the restricted shares that would have vested on the next vesting date following the date of such termination. In addition, GateHouse Media shall purchase any remaining unvested restricted shares pursuant to its Repurchase Obligation.

Payments Made Upon Involuntary not for Cause Termination, or Change in Control with Termination

Under the employment agreements, if the Named Executive Officer's employment is terminated by GateHouse Media other than for cause, the Named Executive Officer shall be entitled to:

(i) the Accrued Benefits;

(ii) an amount equal to twelve (12) months' current base salary;

(iii) the annual bonus including any declared bonus not yet paid;

(iv) continuation of the Named Executive Officer's health benefits at the same levels until the earlier of (a) the time it takes the Named Executive Officer to become eligible for benefits from a new employer or (b) twelve (12) months from the date of termination;

(v) the shares subject to the Initial Stock Grant and any additional Restricted Stock Bonuses that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) each of the shares subject to the Initial Stock Grant and any additional Restricted Stock Bonuses; and

(vi) if within twelve (12) months of a change in control, 100% of the remaining unvested shares subject to the Initial Stock Grant and any additional Restricted Stock Bonuses, which shall automatically vest.

Under the Management Stockholder Agreements, GateHouse Media may exercise its Call Option.

Under the Incentive Plan, if the Named Executive Officer's employment is terminated without cause, the Named Executive Officer shall be entitled to the restricted shares that would have vested on the next vesting date following the date of such termination. In addition, GateHouse Media shall purchase any remaining unvested restricted shares pursuant to its Repurchase Obligation. If the termination is within twelve (12) months of a change in control, 100% of the remaining unvested shares shall automatically vest.

The employment agreements reference the definition of change in control in the Incentive Plan. The Incentive Plan defines a change in control as:

(i) if any person acquires 50.1% or more of GateHouse Media's voting securities (other than securities acquired directly from GateHouse Media or its affiliates); or

(ii) upon the consummation of a merger or consolidation of GateHouse Media or any subsidiary of GateHouse Media other than a merger or consolidation where at least a majority of the Board immediately following the merger or consolidation shall be at least a majority of the board of the surviving entity or its ultimate parent; or

(iii) upon the approval by the stockholders of a complete liquidation or dissolution of GateHouse Media of all or substantially all of GateHouse Media's assets, other than (i) a sale or disposition by GateHouse Media of GateHouse Media's assets to an entity of which at least 50.1% of the voting power is owned by the stockholders of GateHouse Media or (ii) a sale or disposition of all or substantially all of GateHouse Media's assets immediately following which the board members immediately prior thereto constitute at least a majority of the board members of the entity who bought the assets or if the buyer is a subsidiary, the buyer's ultimate parent.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Event	M. E. Reed	S. T. Champion	R. W. Cope[1]	M. R. Thompson	P.G. Sack
Voluntary Termination and Termination for Cause					
Call Option[2]	$ 218,750	$ 439,000	$ 263,400	-0-	-0-
Repurchase Obligation[4]	55	55	55	147	147
Total	$ 218,805	$ 439,055	$ 263,455	$ 147	$ 147
Death					
Accelerated restricted stock	$ 893,962	$ 484,226	$ 308,626	$ 100,513	$100,513
Call Option[2][3]	218,750	439,000	263,400	-0-	-0-
Repurchase Obligation[4]	36	36	36	83	83
Life insurance proceeds	1,250,000	800,000	800,000	1,000,000	225,000
Total	$2,362,748	$1,723,262	$1,372,062	$1,100,596	$325,596
Disability					
Accelerated restricted stock	$ 893,962	$ 484,226	$ 308,626	$ 100,513	$100,513
Call Option[2][3]	218,750	439,000	263,400	-0-	-0-
Repurchase Obligation[4]	36	36	36	83	83
Total	$1,112,748	$ 923,262	$ 572,062	$ 100,596	$100,596
Retirement					
Call Option[2]	$ 218,750	$ 439,000	$ 263,400	$ -0-	-0-
Repurchase Obligation[4]	55	55	55	147	147
Total	$ 218,805	$ 439,055	$ 263,455	$ 147	$ 147
Involuntary not for Cause Termination					
Annual Bonus	$ 200,000	$ 200,000	$ 200,000	$ 200,000	$200,000
Accelerated restricted stock	893,962	484,226	308,626	100,513	100,513
Call Option[2][3]	218,750	439,000	263,400	-0-	-0-
Repurchase Obligation[4]	36	36	36	83	83
Cash severance payment	500,000	200,000	200,00	250,000	225,000
Continued health care benefits	6,107	6,107	6,107	6,107	6,189
Total	$1,818,855	$1,329,369	$ 978,169	$ 556,703	$531,785
Change in Control with Termination					
Annual bonus	$ 200,000	$ 200,000	$ 200,000	$ 200,000	$200,000
Accelerated restricted stock	2,681,877	1,452,677	925,877	260,880	260,880
Call Option[2][3]	218,750	439,000	263,400	-0-	-0-
Cash severance payment	500,000	200,000	200,000	250,000	225,000
Continued health care benefits	6,107	6,107	6,107	6,107	6,189
Total	$3,606,734	$2,297,784	$1,595,384	$ 716,987	$692,069

---

(1) On December 19, 2007, Mr. Cope voluntarily resigned from GateHouse Media effective January 2, 2008. Please see the discussion on page 34 of this proxy statement as to the payments Mr. Cope will receive pursuant to the Letter Agreement dated December 20, 2007.

(2) The amounts set forth in this row assume that GateHouse Media exercises its Call Option as provided under all of the Management Stockholder Agreements and pays the Named Executive Officer the fair market value, based on the closing price of its common stock ($8.78) on December 31, 2007, the last trading day of 2007.

(3) The amounts set forth in this row could also include the accelerated restricted stock amount identified in the preceding row, but are not included herein to avoid counting this potential payment twice.

(4) The amounts set forth in this row assume that GateHouse Media purchases any remaining unvested restricted shares pursuant to its Repurchase Obligation as provided under the Incentive Plan and pays the Named Executive Officer the par value ($.01) per share.

AUDIT COMMITTEE REPORT

Management has the primary responsibility for the integrity of GateHouse Media's financial information and the financial reporting process, including the system of internal control over financial reporting. GateHouse Media's independent registered public accounting firm is responsible for conducting independent audits of GateHouse Media's financial statements and management's assessment of the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion on the financial statements and management's assessment based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities.

As part of its oversight responsibility, the Audit Committee has reviewed and discussed the audited financial statements, the adequacy of financial controls and the effectiveness of GateHouse Media's internal control over financial reporting with management and GateHouse Media's independent registered public accounting firm. The Audit Committee also has discussed with GateHouse Media's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has received the written disclosures and the letter from GateHouse Media's independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with it that firm's independence.

Based upon the reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in GateHouse Media's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Kevin M. Sheehan, Chairman
Burl Osborne
Howard Rubin

MATTERS RELATING TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Change in Independent Auditors

On April 5, 2007, GateHouse Media, upon the approval of its Audit Committee, dismissed KPMG LLP ("KPMG") as its independent registered public accounting firm and engaged Ernst & Young LLP ("EY") to serve as the independent registered public accounting firm to audit its financial statements for the fiscal year ending December 31, 2007.

KPMG's reports on GateHouse Media's financial statements as of December 31, 2005 and 2006 for the year ended December 31, 2006 and the periods from June 6, 2005 to December 31, 2005, and from January 1, 2005 to June 5, 2005, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that they include an explanatory paragraph related to the adoption, during 2006, of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," an explanatory paragraph related to the change of the date to June 30 on which the annual impairment assessment of goodwill and intangible assets with indefinite lives is made, and an explanatory paragraph related to the acquisition of all of GateHouse Media's outstanding stock in a business combination in June 2005 accounted for as a purchase and as a result, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods prior to the acquisition and therefore, is not comparable.

During the fiscal years ended December 31, 2005 and December 31, 2006, and the subsequent interim period through April 5, 2007: there were (i) no disagreements between GateHouse Media and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in their reports; and (ii) no "reportable events" (as described in Item 304(a)(1)(v) of Regulation S-K), except as disclosed below, related to material weaknesses in the internal control over financial reporting. For the year ended December 31, 2005, KPMG identified two material weaknesses in GateHouse Media's internal control over financial reporting. These were (1) insufficient analysis of GAAP to determine the appropriate accounting for certain unusual transactions and failure to maintain a policy that requires a formal review of unusual or significant transactions and (2) in conjunction with an acquisition transaction, failure to appropriately establish a new basis of accounting, as required under GAAP, failure to record transaction costs associated with the acquisition transaction in the appropriate period and failure to record in the general ledger post-closing entries to reflect the new basis of accounting. GateHouse Media has authorized KPMG to respond fully to the inquiries of the successor accountant regarding this matter.

No material weaknesses were identified by KPMG for the year ended December 31, 2006.

Appointment of Ernst & Young LLP

On April 5, 2007, GateHouse Media, upon the approval of the Audit Committee, engaged EY as its independent registered public accounting firm.

Prior to the engagement of EY, GateHouse Media did not consult with EY on any matter that (1) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, in each case where either written or oral advice was provided that EY concluded was an important factor considered by GateHouse Media in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Representatives of EY are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they wish and to respond to appropriate stockholder questions.

Fees Paid to KPMG. The following table sets forth the fees for services provided by KPMG during the fiscal years ended December 31, 2007 and December 31, 2006.

	2007	2006
Audit Fees	$1,075,633	$2,502,000
Audit-Related Fees	38,325	125,000
Tax Fees	0	0
All Other Fees	0	0
Total	$1,113,958	$2,627,000

The following is a description of the nature of the services comprising the fees disclosed in the table above for each of the four categories of services.

Audit Fees. For fiscal year ended December 31, 2006, these are fees for professional services rendered by KPMG for the audit of GateHouse Media's annual consolidated financial statements; the review of financial statements included in GateHouse Media's Quarterly Reports on Form 10-Q; and services that are typically rendered in connection with the statutory and regulatory filings or engagements. For fiscal year ended December 31, 2006, these fees included $1,618,000 in connection with GateHouse Media's initial public offering commencing on October 24, 2006. For fiscal year ended December 31, 2007, these fees are for professional services rendered by KPMG in connection with the audit of GateHouse Media's annual consolidated financial statements; and services that are typically rendered in connection with the statutory and regulatory filings or engagements. For fiscal year ended December 31, 2007, these fees included $239,134 in connection with GateHouse Media's follow-on offering commencing in July 2007.

Audit-Related Fees. These are fees for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or the review of GateHouse Media's financial statements that are not included as audit fees. These services consist of consultation on financial accounting and reporting and due diligence assistance with GateHouse Media's acquisitions. For fiscal years ended December 31, 2006 and December 31, 2007, these fees related to due diligence assistance with GateHouse Media's acquisitions.

Tax Fees. These are fees for professional services rendered by KPMG with respect to tax compliance, tax advice and tax planning. These services consist of the review of certain tax returns and consulting on tax planning matters. For fiscal years 2006 and 2007, no fees were incurred for these services.

All Other Fees. For fiscal years 2006 and 2007, no fees were incurred for these services.

Fees Paid to EY. The following table sets forth the fees for services provided by EY during the fiscal year ended December 31, 2007.

	2007
Audit Fees	$2,215,399
Audit-Related Fees	268,362
Tax Fees	0
All Other Fees	0
Total	$2,483,761

The following is a description of the natures of the services comprising the fees disclosed in the table above for each of the four categories of services.

Audit Fees. These are fees for professional services rendered by EY for the audit of (a) GateHouse Media's annual consolidated financial statements, (b) management's assessment of the effectiveness of internal control over financial reporting and (c) the effectiveness of internal control over financial reporting; the review of financial statements included in GateHouse Media's Quarterly Reports on Form 10-Q; and services that are typically rendered in connection with the statutory and regulatory filings or engagements. For fiscal year ended December 31, 2007, these fees include $288,550 in connection with GateHouse Media's follow-on offering commencing in July 2007.

Audit-Related Fees. These are fees for assurance and related services rendered by EY that are reasonably related to the performance of the audit or the review of GateHouse Media's financial statements that are not included as audit fees. For fiscal year ended December 31, 2007, fees of $268,362 were incurred for due diligence assistance with GateHouse Media's acquisitions and audits in connection with disposals.

Tax Fees. These are fees for professional services rendered by EY with respect to tax compliance, tax advice and tax planning. These services consist of the review of certain tax returns and consulting on tax planning matters. For fiscal year 2007, no fees were incurred for these services.

All Other Fees. For fiscal year 2007, no fees were incurred for these services.

Audit Committee Pre-approved Policy. The Audit Committee is responsible for pre-approving all audit services and permitted non-audit services (including the fees and retention terms) to be performed for GateHouse Media by the independent registered public accounting firm prior to their engagement for such services.

For each engagement, management provides the Audit Committee with information about the services and fees sufficiently detailed to allow the Audit Committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor. After the end of the audit year, management provides the Audit Committee with a summary of the actual fees incurred for the completed audit year.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal 2)

The Audit Committee has appointed EY as GateHouse Media's independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending December 31, 2008.

The Board unanimously recommends that you vote "FOR" Proposal 2 relating to the ratification of the appointment of EY as GateHouse Media's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Vote Required

Ratification of the appointment of EY as GateHouse Media's independent registered public accounting firm for the 2008 fiscal year requires the affirmative vote of a majority of the shares of GateHouse Media common stock present in person or represented by proxy and entitled to be voted at the meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires GateHouse Media's directors and executive officers, as well as each person or group holding more than 10% of our common stock, to file reports of ownership and changes in ownership of GateHouse Media equity securities with the Securities and Exchange Commission and the New York Stock Exchange. To GateHouse Media's knowledge, based solely on information furnished to GateHouse Media and written representations by such persons, all of GateHouse Media's directors and executive officers, as well as each person or group known to us holding more than 10% of our common stock, complied with their filing requirements in 2007.

OTHER MATTERS

Expense and Method of Proxy Solicitation

The enclosed proxy is solicited by the Board and the entire cost of solicitation will be paid by GateHouse Media. In addition, GateHouse Media may reimburse banks, brokers and other nominees for costs reasonably incurred by them in forwarding proxy materials to beneficial owners of its common stock. GateHouse Media officers and other employees may also solicit the return of proxies. Proxies will be solicited by personal contact, mail, telephone and electronic means.

Householding Information

Some banks, brokers and other nominees are participating in the practice of "householding" proxy statements and annual reports. This means that beneficial holders of GateHouse Media's common stock who share the same address or household may not receive separate copies of this proxy statement and GateHouse Media's 2007 Annual Report on Form 10-K or Notice of Internet Availability of Proxy Materials, as applicable. GateHouse Media will promptly deliver an additional copy of any of these documents to you if you write us at: GateHouse Media, Inc. 350 WillowBrook Office Park, Fairport, New York 14450, Attention: Investor Relations or contact Mark Maring at (585) 598-6874.

Annual Report on Form 10-K

GateHouse Media will provide to each stockholder who is solicited to vote at the 2008 Annual Meeting of Stockholders, upon the request of such person and without charge, another free copy of its 2007 Annual Report on Form 10-K. Please write us at: 350 WillowBrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

ANNUAL MEETING OF STOCKHOLDERS OF

GATEHOUSE MEDIA, INC.

May 22, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

20230000000000001000 9 052208

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS:

NOMINEES:

☐ FOR ALL NOMINEES

○ BURL OSBORNE
○ MICHAEL E. REED

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	☐	☐	☐

3. With discretionary authority on such other matters as may properly come before the Annual Meeting.

THE SHARES COVERED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE CHOICES MADE. WHEN NO CHOICE IS MADE, THIS PROXY WILL BE VOTED FOR ALL LISTED NOMINEES FOR DIRECTOR AND FOR RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AS THE PROXY HOLDERS DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

The Annual Meeting may be held as scheduled only if a majority of the shares outstanding are represented at the Annual Meeting by attendance or proxy. Accordingly, please complete this proxy, and return it promptly.

Mark here if you plan to attend the Annual Meeting ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

GATEHOUSE MEDIA, INC.

PROXY/VOTING INSTRUCTION CARD

PROXY SOLICITED BY THE BOARD FOR ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints MARY MASTIN and MONICA TREVISO, or any of them, each with power of substitution and revocation, as the proxy or proxies of the undersigned to represent the undersigned and vote all shares of common stock of GateHouse Media, Inc. that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of GateHouse Media, Inc., to be held in the Erie Room at The Brookwood Inn, located at 800 Pittsford-Victor Road, Pittsford, New York, NY 14534 on Thursday, May 22, 2008 at 9:00 a.m., local time, including any adjournments and postponements thereof, upon the matters set forth on the reverse side and more fully described in the notice and proxy statement for said Annual Meeting, and in their discretion upon all other matters that may properly come before said Annual Meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

COMMENTS:

14475

GATEHOUSE MEDIA, INC.

** IMPORTANT NOTICE **

Regarding the Availability of Proxy Material

You are receiving this communication because you hold shares in the above company, and the material you should review before you cast your vote is now available.

This communication presents only an overview of the more complete proxy material that is available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy material before voting.

BROKER
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HERE

Return Address Line 1
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51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
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Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
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Shareholder Meeting to be held on May 22, 2008

Proxy Material Available

1 Annual Report
2 Notice & Proxy Statement

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PROXY MATERIAL - VIEW OR RECEIVE

You can choose to view the material online or receive a paper or e-mail copy. There is NO charge for requesting a copy. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

To facilitate timely delivery please make the request as instructed below on or before April 28, 2008

HOW TO VIEW MATERIAL VIA THE INTERNET

Have the 12 Digit Control Number(s) available and visit: www.proxyvote.com

HOW TO REQUEST A COPY OF MATERIAL

1) BY INTERNET - www.proxyvote.com
2) BY TELEPHONE - 1-800-579-1639
3) BY E-MAIL* - sendmaterial@proxyvote.com

*If requesting material by e-mail, please send a blank e-mail with the 12 Digit Control Number (located on the following page) in the subject line.

Broadridge Internal Use Only
Job #
Envelope #
Sequence #
of # Sequence

See the Reverse Side for Meeting Information and Instructions on How to Vote

0000001561_1 R200803.14

Meeting Information

Meeting Type:	Annual Meeting
Meeting Date:	May 22, 2008
Meeting Time:	9:00 AM EDT
For holders as of:	March 24, 2008

Meeting Location:

The Brookwood Inn
800 Pittsford-Victor Road
Pittsford, NY 14534

How To Vote

Vote In Person

Should you choose to vote these shares in person at the meeting you must request a "legal proxy". To request a legal proxy please follow the instructions at www.proxyvote.com or request a paper copy of the material. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting material for any special requirements for meeting attendance.

Vote By Internet

To vote ***now*** by Internet, go to
WWW.PROXYVOTE.COM.
Please refer to the proposals and follow the instructions.

0000001561_2 R200803.14

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Reserved for Broadridge Internal Control Information

Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

0000001561_4 R200803.14

THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

Broadridge Internal Use Only

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GHS Corporate Information

Board of Directors

Wesley R. Edens
Chairman of the Board of Directors
Chairman & Chief Executive Officer, Fortress Investment Group LLC

Michael E. Reed
Chief Executive Officer

Burl Osborne[1][3]
Retired Chairman, Associated Press

Howard Rubin[1][2]
Private Investor

Kevin M. Sheehan[1][2]
Executive Vice President and Chief Financial Officer, Norwegian Cruise Line

Martin Bandier[2][3]
Chairman & Chief Executive Officer, Sony/ATV Music Publishing LLC

Richard L. Friedman[3]
President & Chief Executive Officer, Carpenter & Company, Inc.

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Nominating & Corporate Governance Committee Member

Corporate Officers

Michael E. Reed
Chief Executive Officer

Mark R. Thompson
Chief Financial Officer

Polly Grunfeld Sack
General Counsel

Corporate Headquarters

GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, NY 14450
(585) 598-0030

Legal Counsel

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Stock Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

Stock Exchange Listing

New York Stock Exchange (NYSE): GHS

Annual Meeting of Stockholders

May 22, 2008
9:00 AM EDT
The Brookwood Inn
800 Pittsford-Victor Road
Pittsford, NY 14534

Investor Relations

Mark Maring
(585) 598-6874
investorrelations@gatehousemedia.com

Certifications

GateHouse Media, Inc. filed timely CEO and CFO certifications with the Securities and Exchange Commission pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 regarding GateHouse's annual report on Form 10-K for the year ended December 31, 2007. These certifications were filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to such Form 10-K. GateHouse has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by GateHouse of NYSE corporate governance listing standards.

Forward-Looking Statements

We have included in this report and in our Annual Report on Form 10-K filed with the SEC forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to our operations and results of operations that are based on our current expectations, estimates and projections. Words such as "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. We are not responsible for updating or revising any forward-looking statements, whether the result of new information, future events or otherwise, except as required by law.

Potential risks and uncertainties which could adversely affect our results include, without limitation, the following factors: (a) increased consolidation among advertisers or other events which may adversely affect business operations of major customers and depress the level of advertising; (b) an economic downturn in some or all our principal markets leading to decreased circulation or advertising; (c) a decline or slowed growth in general newspaper readership and/or advertiser revenues as a result of competitive alternative media or other factors; (d) an increase in newsprint costs over the levels anticipated or any shortage in the availability of newsprint; (e) labor disputes which may cause revenue declines or increased labor costs, including the cost of benefits; (f) acquisitions of new businesses, and associated integration risks, or dispositions of existing businesses; (g) rapid technological changes and frequent new product introductions in electronic publishing and other areas of our business; (h) the levels of our borrowings; (i) our ability to pay dividends; (j) an increase in interest rates; and (k) general economic, political and business conditions.

Cover photo: Weymouth, MA
Designed by Curran & Connors, Inc. / www.curran-connors.com
printed on recycled paper



GateHouse Media™

GateHouse Media, Inc.
350 WillowBrook Office Park
Fairport, NY 14450
Phone: (585) 598-0030
Fax: (585) 248-2631

END

GHS
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